SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 21, 2015

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Enclosure: BT Group plc – Annual Report & Form 20-F 2015 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
	Name:	Dan Fitz
	Title:	Company Secretary

Date: May 21, 2015

BT Group plc
Annual Report & Form 20-F 2015

BT

Investing for the future building on a history of innovation

1846 1869 1892 1915 1938 1961 1984 2015

30 years since privatisation

Innovation has been at the heart of BT since its formation in 1846 and since its stock market flotation in 1984. We constantly search for new ways to improve our networks and services, so that our people can help others to realise new possibilities.

1984>2013

TELECOM
Lightlines

Read more on page 12

Our current innovations

2014>15

Leading the way in developing innovative products and services for our customers is a big priority for us. We showcase a number of current projects with the potential to make life easier for those we serve.

Read more on page 14

Inventing a smarter future

2015>

Coming up with new ideas and developing new technologies is in our DNA. We highlight a few of the areas we are focused on for the future and how they're designed to push technology further than before. All intended to improve people's lives in welcome, relevant and affordable ways.

Read more on page 18

Our history of innovation

In this year's Annual Report we are celebrating our rich heritage of innovation. Innovation is key to our brand, our culture and an essential ingredient for our future.

On pages 11 to 18 you will see examples of the innovative things BT has done and our vision of the things we will do in the future. It is 30 years since BT shares floated on the stock market, so we have focused in particular on our contribution since then. But the breakthroughs go back further than that. In fact, they date back to 1846, when we were founded as the Electric Telegraph Company – the world's first telecommunications company.

We feel strongly about innovation because it's one of the most important things enabling us to do more for all those who rely on us. Whether it's faster broadband, finding ways to do things better or establishing ourselves as a challenger in the pay-TV market, our list of breakthroughs keeps growing. We aim to keep it that way.

Throughout this Annual Report you will see this symbol. It will show you examples of the innovative things we are doing.

Welcome to BT Group plc’s

Annual Report & Form 20-F 2015

This is the BT Annual Report for the year ended 31 March 2015. It complies with UK regulations and comprises part of the Annual Report and Form 20-F for the US Securities and Exchange Commission to meet US regulations.

This is our first integrated Annual Report. We want to communicate our story in a more compelling way. We see Integrated Reporting (IR) as the best way to do that. So this year, for the first time, we are reflecting this approach in how we structure and present our Annual Report.

Integrated Reporting is an initiative led by the International Integrated Reporting Council (IIRC). While IR is market-led, its principles and aims are consistent with UK regulatory developments in financial and corporate reporting.

In December 2013, the IIRC issued the IR Framework to establish guiding principles and content elements for integrated reports. We have taken these principles and elements into account in preparing our Annual Report. This is most obvious in the revised representation of our business model and the new section describing our main stakeholders. We no longer report simple ‘outputs’, we consider ‘outcomes’ or the impact that we have as a business. And we use a set of six icons throughout this Annual Report to provide linkage to the business model.

But this is just the start. We recognise that our move toward ‘full’ IR will continue to evolve. Find out more: www.theiirc.org

Please see the cautionary statement regarding forward-looking statements on page 209.

The Purpose and strategy, Delivering our strategy, Our lines of business and Group performance sections on pages 19 to 92 form the Strategic Report. The Governance section on pages 93 to 136 forms the Report of the Directors.

Contents

2	Chairman’s introduction

3	Overview

The Strategic Report

Purpose and strategy
20	Chief Executive’s introduction
21	Our purpose
21	Our goal
21	Our strategy

Delivering our strategy
26	Operating Committee
28	Our business model
30	Financial strength
30	Our people
33	Our networks and physical assets
34	Research and development
34	Brand and reputation
35	Stakeholders and relationships
40	Natural resources
41	Our risks
51	EE acquisition: risks

Our lines of business

Group performance
78	Group Finance Director’s introduction
80	Group performance
90	Delivering societal and environmental benefits

Governance
94	Chairman’s governance report
95	How we govern the group
96	Board of Directors
98	The Board
101	Reports of the Board committees
130	Directors’ information
131	General information
135	Shareholders and Annual General Meeting

Financial statements
138	Auditors’ reports – consolidated financial statements
144	Consolidated financial statements
149	Notes to the consolidated financial statements
195	Auditors’ report – parent company financial statements
196	Financial statements of BT Group plc
199	Subsidiary undertakings

Additional information
202	Alternative performance measures
205	Selected financial data
207	Financial and operational statistics
209	Information for shareholders
226	Cross reference to Form 20-F
230	Glossary of terms

Throughout the report	Reference to other pages	Reference to video	Reference to further	Our business model
look out for these	within the report	content online	reading online	icons such as

2	BT Group plc
Annual Report 2015

Chairman’s introduction

“We are continuing to make significant investments, for the long-term benefit of both BT and the UK.”

We have performed well this year, with our investments delivering for the business in challenging market conditions. We have announced a number of further major investments to support the long-term value of our business.

Investing for growth

Our most significant investment has been in superfast broadband. In 2008, when the UK was in the middle of a recession, the Board approved bold plans to take fibre broadband to 40% of the country. We then increased this target to two-thirds of the UK, a goal we hit a year ago. Today our network covers more than three-quarters of the UK. This includes premises in rural and hard-to-reach areas that we have been able to get to with the help of public funding following competitive tenders as part of the Government’s Broadband Delivery UK programme.

Our fibre broadband investment has been a major achievement. It has been one of the fastest rollouts in the world. We have come in on budget and ahead of schedule. And demand for it is strong. The number of premises connected rose over 50% this year.

We have been able to make this investment by exercising strong financial discipline. Our cash flow is almost four times higher than it was when we started building our fibre network as we have significantly transformed our cost base, giving us the oxygen to invest for growth. Being part of a larger group gave Openreach the confidence in future demand to make this long-term investment. Thanks to Openreach, fibre broadband availability is ahead of all the major European countries. And broadband pricing in the UK is amongst the lowest with more than 500 providers selling services in a highly competitive market.

We will continue to work with government to help take fibre coverage to 95% of the UK. But we are not stopping there. We announced this year another major investment to make ultrafast speeds of up to 500Mbps available to most of the UK within a decade, with 1Gbps available to those who want even faster speeds. This will be another significant investment for BT, ensuring that the UK remains at the forefront of digital communications with a vibrant internet economy.

This year we successfully launched BT Mobile into the consumer market and re-launched our business mobile propositions. We also announced the proposed acquisition of EE, the leading mobile operator in the UK. This will be a transformational deal for BT, accelerating our mobility strategy. We will combine the UK’s most advanced 4G network with the UK’s most extensive superfast broadband network, allowing us to provide a full range of innovative communications services.

We have secured some great content for our BT Sport channels. We extended and improved our FA Premier League and Aviva Premiership Rugby broadcast rights. And we will start to show our exclusive UEFA Champions League and UEFA Europa League content from this summer.

We will make sure BT Sport remains great value and widely available to UK households.

We have invested further in our customer service. We recruited 2,500 new engineers and more than 500 new people into our contact centres. And we are seeing the benefits of our investment. We have increased the speed of service delivery and repaired faults faster. But we didn’t meet our customer perception targets, and in a competitive market we need to do more. This remains an absolute priority for BT and one where we are committed to invest and improve further.

Building our global presence

A significant proportion of our revenue is generated outside the UK, mainly from large multinational businesses. BT Global Services has again consolidated its position as a global leader for managed networked IT services. To best serve our customers it is critical that we have fair access to networks across the world. Other operators can use our networks in the UK on favourable terms. Yet in the US and some European countries incumbents are allowed a distinct advantage in their home markets.

We have therefore continued to work with governments around the world, and are encouraged by progress over the last year. In Europe, completing the Digital Single Market is a key policy priority of the new European Commission. And in the US, the Federal Communications Commission is making progress on its review of the wholesale access market. We have continued to engage too on the EU-US transatlantic trade talks seeking further improvements in transatlantic economic integration and in regulatory coherence.

Rewarding our people

As well as our networks and assets, we are also investing in our people to make sure they have the skills and support they need to best serve our customers. Our performance in the year reflects their expertise, hard work and commitment. I am delighted that in August 2014, over 22,000 people in our 2009 savings-related share option plan were able to buy shares at 61p, representing an average gain of around £41,000 each. Our people also give back in other ways. Twenty-six per cent of them volunteered 53,000 days of their time to help more than 3,700 charities and community groups across the globe.

Strengthening the Board

I am delighted to welcome Isabel Hudson who joined the Board on 1 November 2014. Isabel is Chair of the National House Building Council and was previously a non-executive director of The Pensions Regulator. Her insight and experience in the regulatory, pensions and financial industries will be a strong asset for BT and the Board. As I mentioned last year, Iain Conn joined the Board on 1 June 2014. Iain is chief executive of Centrica and brings a wealth of experience, making a strong contribution to the Board discussions this year. We announced in April that Warren East will be stepping down from the Board on 31 May 2015 in light of his appointment as chief executive of Rolls-Royce. Warren has made an immense contribution during his time at BT and I congratulate him on this important appointment.

Generating value for shareholders

As a result of our progress this year, the Board is proposing a final dividend of 8.5p, up 13%. This gives a full year dividend of 12.4p, up 14%. We expect to grow our dividend per share by 10%-15% next year and to pay a progressive dividend beyond that.

Our goal is to deliver sustainable, profitable revenue growth supported by the investments we are making. Together with our cost transformation activities this will provide a powerful platform for long-term cash flow growth, and therefore value creation for our shareholders.

Sir Michael Rake

Chairman

6 May 2015

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	3

Overview

Welcome to BT’s first integrated Annual Report, which we have summarised in the next seven pages. Here we outline our purpose, our strategy and our business model. You can see how each of our lines of business performed this year. And how we did as a group. We will also show you where you can find more details in the main part of our integrated report.

    4    Our purpose

    4    Who we are and what we do

    5    Our goal and strategy

    5    Our business model

    6    Key performance indicators

    6    Our performance for the year

    7    Financial highlights

    8    How our lines of business performed

Who we are

We are one of the world’s leading communications services companies.

Our business model

Our full business model, showing all the inputs, outputs and outcomes is on page

Our lines of business

For each line of business we provide a summary of what they do and how they did in the year – both operationally and financially.

4	BT Group plc
Annual Report 2015

Our purpose

Our purpose is to use the power of communications to make a better world. By bringing together our networks, our technology and the hard work and expertise of our people, we develop services that our customers value.

We use the power of

communications to

make a better world

Who we are and what we do

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	5

Our goal and strategy

Our goal is to deliver sustainable, profitable revenue growth.

The three pillars of our strategy will help us achieve this goal: delivering superior customer service; transforming our costs; and investing for growth. The better our customer service, the more we will sell and the less time and money we need to spend putting things right. And the better we manage our costs, the better value for money we can offer our customers and the more we can invest in giving customers what they need, today and tomorrow.

We are investing in five strategic growth areas: fibre; TV and content; mobility and future voice services; UK business markets; and supporting leading global companies. By investing in these areas, we aim to broaden and deepen our relationships with consumers, businesses and public sector clients, increasing our relevance to them as markets and technologies evolve.

Previously, we had to depend on cost transformation to grow our cash flow. In the years ahead, revenue growth, together with continued transformation of our costs, will provide a powerful platform for long-term and sustainable cash flow growth. This will create value for our shareholders, as well as for our other stakeholders.

Our business model

Our business model creates value for shareholders, by delivering for customers, society and our people.

Our people, technology, networks and financial strength are key to our business. We invest to build and maintain communications networks in the UK and overseas. We develop products and services that run over those networks – these are our key outputs; and then we sell them on a subscription basis to consumers, businesses and the public sector.

By selling services we are able to make a return on our network investments. But the outcomes of our business are more than just financial. What we do matters. We make connections, create new possibilities and deliver value to individuals, families, businesses, governments, communities, and society in general. And we contribute directly to the health of the UK by providing jobs and paying tax.

We make sure we stay in tune with market and competitive trends, so that we make the right investments and create products and services that customers want to buy. Being able to anticipate and respond to changes in our environment makes for a flexible and sustainable business model. We see more and more demand for our services because they play such an integral role in modern life. So we are confident that we will be able to deliver value today and in the future.

External environment
Governance
Our purpose
To use the power of communications to make a better world
Our goal
A growing BT: to deliver sustainable profitable revenue growth
Our strategy
Broaden and deepen our customer relationships
Deliver superior customer service
Transform our costs
Invest for growth
Inputs
Value creation
Outputs & Outcomes
Fibre
TV and content
Mobility and future voice
UK business markets
Leading global companies
Our culture
A healthy organisation
Our values
Customer
We are here for our customers
Team
We help each other achieve more
Honesty
We are honest and respectful
Change
We all make change happen
Pride
We are proud to make a difference
Risks

Find out more

Our business model inputs	Our business model outputs	Our Governance	Our Risks
on page	& outcomes on page	on page	on page

6	BT Group plc
Annual Report 2015

Key performance indicators

We measure our progress using four key performance indicators (KPIs).

Our key measure of the group’s revenue trend, underlying revenue excluding transit, was down 0.4%, in line with our outlook of broadly flat. BT Consumer revenue was up 7%, helped by strong growth in our fibre broadband and TV customer bases. This was offset by declines in our other lines of business, in part due to regulatory pricing pressures.

We grew adjusted earnings per share by 12%. Normalised free cash flow of £2,830m was up 16% and ahead of our outlook for the year of above £2.6bn. Our continued focus on cost transformation, capital expenditure efficiencies and debt reduction helped us achieve these.

Finally, we have improved our customer service, although we want to achieve more. ‘Right First Time’ (RFT) is our key measure of customer service and is up 4.7% compared with a 1.5% increase last year. All lines of business contributed to this improvement. We delivered significantly better repair performance and shorter lead times for providing UK lines and broadband. BT Global Services made large gains in delivering more of its products within target times. Looking ahead, we need to improve our provision of Ethernet services and recover more quickly when we do fail to meet our promises.

Our performance for the year

This year, we delivered on our core business in globally challenging markets, achieving or beating the outlook we set at the start of the year. BT Consumer launched great value mobile propositions and we have set out our plans to deliver ultrafast broadband with G.fast to most of the UK. For our business customers, we launched a number of innovative solutions, including BT Assure Threat Defence in BT Global Services and cloud-based voice services in BT Business and BT Wholesale.

We have made further progress in transforming our costs. Despite continuing to insource jobs, net labour costs were down 8% as we increased productivity while reallocating our labour resource to be more efficient. We reorganised our business and streamlined our processes. Underlying operating costs excluding transit were down 2%, contributing to EBITDA growing 3%.

Our strong financial discipline has helped us fund investments in our five strategic growth areas. We announced the proposed acquisition of EE for £12.5bn, secured exclusive rights to FA Premier League football matches for a further three years and extended our Aviva Premiership Rugby rights. As well as growing our EBITDA and free cash flow we have reduced our net debt and made further significant contributions to the BT Pension Scheme. Our proposed full year dividend to shareholders is 12.4p, up 14%.

Find out more

Our KPIs	Our financial performance
on page	from page

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	7

Financial highlights

Revenue[ ]

Year ended 31 March

£m
18,500
18,000
17,500
17,000
18,103
18,339
18,287
18,287
17,979
17,851
2013
2014
2015

	2014	2015
reported	1% ↑	2% ↓
adjusted[a]	0%	2% ↓

Operating costs[b]

Year ended 31 March

£m
12,500
12,000
11,500
11,000
12,312
12,196
12,447
12,171
11,961
11,580
2013
2014
2015

	2014	2015
reported	1% ↑	4% ↓
adjusted[a]	0%	5% ↓

EBITDA

Year ended 31 March

£m
6,400
6,200
6,000
5,800
5,600
5,791
6,143
5,840
6,116
6,018
6,271
2013
2014
2015

	2014	2015
reported	1% ↑	3% ↑
adjusted[a]	0%	3% ↑

Adjusted earnings per share[a]

Year ended 31 March

2015	31.5p
2014	28.2p
Change	12% ↑

Free cash flow

Year ended 31 March

£m
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
2,292
2,300
2,171
2,450
2,782
2,830
2013
2014
2015

	2014	2015
reported	5% ↓	28% ↑
normalised[c]	7% ↑	16% ↑

Net debt

At 31 March

£m
8,000
6,000
4,000
2,000
0
7,797
7,028
5,119
2013
2014
2015[d]

Proposed full year dividend

Year ended 31 March

2015	12.4p
2014	10.9p
Change	14% ↑

Adjusted revenue[a] by line of business

Year ended 31 March 2015

11%
Openreach
28%
Openreach
(including internal)
38%
BT Global
Services
12%
BT
Wholesale
24%
BT Consumer
15%
BT Business

See page 54 for commentary on relative contributions by each line of business

Adjusted EBITDA[a] by line of business

Year ended 31 March 2015

41%
Openreach
17%
BT Global
Services
17%
BT
Business
9%
BT Wholesale
16%
BT Consumer

[a] Items presented as adjusted are stated before specific items. See page 202 for further details.	[c] See definition on page 203 and summarised cash flow statement on page 84.
[b] Before depreciation and amortisation.	[d] Includes the impact of £1.0bn equity placing. See page 85.

8	BT Group plc
Annual Report 2015

How our lines of business performed

BT Global Services

We have consolidated our position as a global market leader for managed networked IT services. We help around 6,500 large corporate and public sector customers, in more than 170 countries worldwide, to embrace the digital age, innovate and work more efficiently.

We deliver value to our customers by combining our products and services with industry-specific solutions and consulting expertise. We operate globally and deliver locally, to help our customers make connections and create new possibilities.

We put our customers at the heart of our decision-making and have made progress in improving customer service. By increasing the speed of delivery of our main products, we improved our Right First Time measure by 8.6%. We have enhanced our global capabilities by extending the reach and features of our services. And we launched new solutions including security, cloud-based and unified communications services.

We grew underlying revenue excluding transit in the high-growth regions and Continental Europe. But lower public sector revenue resulted in overall revenue declining. We focused on transforming our cost base, for instance, simplifying our organisational structure in Switzerland and Eastern Europe and improving the process for ceasing access circuits which we no longer need. This meant we grew EBITDA, despite the decline in revenue.

Our operating cash inflow of £349m was lower than we achieved last year, when we had benefited from some early customer receipts. But our EBITDA less capital expenditure measure has continued to grow. We achieved an order intake of £6.5bn, down 7% reflecting large re-signs last year.

BT Business

BT Business provides communications and IT services in the UK and Republic of Ireland. We serve around 900,000 customers.

We are focused on serving small and medium-sized enterprises (SMEs) in three main markets: fixed-voice and data; mobility; and IT services. We have a market share of around 30% in fixed-voice and data but just 1% in mobility and 6% in IT services. We expect these markets to increasingly converge over the next few years as technology and customer needs change. And as they do, we see an opportunity to grow our share of the mobility and IT services markets.

To help achieve this, we launched a number of new products in the year including BT One Phone, BT Cloud Voice and BT Cloud Phone. We relaunched BT Business Mobile, adding 4G access and unlimited wi-fi for all new and re-signing customers. Our proposed acquisition of EE will let us accelerate the sale of converged fixed-mobile services to our existing business customers as well as offer new services.

We have invested in improving our customer service. We provided 35,000 hours of training to improve the skills of our service teams. We have moved more customers onto our new UK Business Solution system, which makes it easier to serve customers with multiple products. And we have improved our online ‘self-service’ capabilities. These all contributed to our Right First Time measure improving 5.1%.

Underlying revenue excluding transit was down 1% due to lower line and call volumes. But we have increased EBITDA for the third year running through our cost transformation activities, including a 10% reduction in our total labour resource, the merger of two of our IT services units and by renegotiating supplier contracts. Our order intake was broadly level for the year at £2.1bn.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	9

BT Consumer

We are the largest provider of consumer fixed-voice and broadband services in the UK. We are focused on top and bottom-line growth through selling broadband, TV, exclusive sports channels and mobile services to our customers.

We grew our share of the DSL and fibre broadband market for the sixth year in a row and we have added the most broadband customers of any operator for six quarters running. Customers continue to want faster broadband. 39% of our retail broadband customers are now on fibre. We also sell services through our Plusnet brand. Plusnet has won numerous awards for customer service and value, and helps us address more price-conscious customers.

As well as driving take-up of broadband, we have invested in our TV service. We launched TV Everywhere, which means customers can watch TV channels on multiple devices, and introduced Netflix and a range of new packages. And we are very pleased with the games that we won in the auction for the 2016/17 to 2018/19 FA Premier League broadcast rights. We will be showing 42 Premier League matches each season. That is four more than we currently show, including a live Saturday evening game almost every Premier League weekend.

We re-entered the consumer mobile market this year. All our mobile plans come with 4G, unlimited texts, unlimited access to BT Wi-fi hotspots in the UK and to the BT Sport app, at no extra cost. Our planned acquisition of EE will mean we can provide a full range of innovative communications services to both EE and BT customers.

We hired hundreds of new contact centre staff. We were able to resolve 20% more customer issues in a single call. Our Right First Time measure improved 1.9%. Our revenue grew 7% this year, reflecting the growth in our broadband and BT Sport customer bases. EBITDA was up 24%.

BT Wholesale

BT Wholesale provides services in Great Britain to more than 1,400 communications providers (CPs). We help them achieve their goals by offering them innovative, reliable and cost-effective products and services that complement their own capabilities. This means that we can share in their success.

The market for wholesale services is shrinking as some CPs are building more of their own network infrastructure. It is also highly competitive. But the market for next-generation services, including Ethernet, is expanding.

We have sought to stand out from the competition by providing new services and a better customer experience. We have extended our Hosted Communications Services portfolio and expanded our Ethernet network. And we launched Business Zone – a self-service portal through which CPs can manage their orders and any faults.

We improved our billing and repair processes, so we can answer calls and queries more quickly. We moved our service colleagues into fewer service centres, with a view to increasing the level of expertise available to each caller. Overall, we increased customer satisfaction significantly. And our Right First Time performance was up 4.4%. But our service performance on Ethernet was mixed and it took us longer to provide Wholesale Ethernet than we would have liked.

Underlying revenue excluding transit fell 7%. This reflected a large contract termination, regulatory price changes following Ofcom’s 2013 Narrowband Market Review and a generally tougher trading environment.

We reduced our selling and general administration costs by 20%. But this was not enough to offset the decline in revenue and EBITDA fell 9%.

Our order intake was £1.9bn, the same as last year.

10	BT Group plc
Annual Report 2015

Openreach

Openreach provides the vital infrastructure that is the foundation of the UK’s vibrant internet economy.

We are responsible for providing services over the local loop or local access network, sometimes referred to as ‘the last mile’. This consists of the copper and fibre connections between our exchanges and homes and businesses.

We have now passed more than 22m premises with our superfast fibre broadband network. That is more than three-quarters of the UK. We achieved 1.5m fibre broadband net connections in the year. This means that around 4.2m homes and businesses in the UK are now connected – 19% of those passed.

In January 2015 we set out our ultrafast broadband vision for the UK. Using G.fast technology, we expect to offer initial speeds of a few hundred megabits per second to millions of homes and businesses by 2020. As further industry standards are secured, we expect speeds to increase to up to 500Mbps to most of the UK within a decade.

The number of physical lines increased by 215,000 in the year. The number of copper and fibre broadband users on our network rose by 851,000.

We achieved the minimum service levels set by Ofcom, exceeding all 60 measures, though our ambition and plans are to further improve customer service. To help us do this, we hired more than 2,500 new engineers. Our Right First Time measure was up 3.5%, exceeding our target.

Revenue declined 1%, with regulatory price reductions offsetting the impact of fibre revenue growth. Our operating costs were 2% lower which meant EBITDA was flat. Cost efficiencies offset increased volumes, pay increases and the additional engineering resource we recruited to support our provision and repair performance.

BT Technology, Service & Operations (BT TSO)

BT TSO is our internal service unit. It is responsible for delivering and operating our networks, platforms and IT systems.

BT TSO works closely with each of our customer-facing lines of business. We create new products for them and make sure that our existing services evolve to meet the changing needs of their customers.

This year we upgraded our core IP network to handle record volumes of data traffic in the UK. Our IT reliability has improved for the fourth consecutive year and the operational reliability of our core voice and broadband network platforms has hit a five-year high.

We are also responsible for managing the group’s energy consumption and for putting strategies in place to cut the group’s carbon footprint. We have reduced energy usage for six consecutive yearsa.

BT TSO manages most of our research and development and is also responsible for our worldwide patent portfolio of over 4,500 patents and applications.

BT has a long history of innovation and has pioneered many of the technologies that our business was built upon. In 1926 we held the world’s first two-way, trans-Atlantic conversation by radio telephone from our wireless station near Rugby. And in 1943, Tommy Flowers, working in the telecommunications division of the General Post Office (as we were at the time), developed the world’s first programmable electronic computer, Colossus. In 1968, we installed the world’s first digital telephone exchange. And we laid the world’s first, purpose-designed optical fibre submarine cable in Loch Fyne, Scotland in 1980.

[a]	We have restated our worldwide energy consumption and GHG emission figures for previous years following improvements to our data. Previous estimates of energy usage have been updated with measured figures.

11

Developing and investing in new technologies, attracting and keeping the best people, leading markets and competing freely: innovation drives everything we do and has since we started in 1846. The next pages highlight some of our more recent achievements following our stock market listing in

1984

1846 1869 1892 1915 1938 1961

Adastral Park
BT's research and development campus, one of the world's leading centres of technology and telecommunications.

12	BT Group plc
Annual Report 2015

30 years of innovation:

finding a better way of doing things

Open for business. Three billion British Telecom shares went on sale 3 December

The first stock market flotation of a major utility helped to create a new type of share ownership – one where anyone could join in. It gave BT the freedom to invest, innovate and develop to better meet the demands of the market and of customers.

1984

The world's first commercial single-mode optical fibre link

TELECOM
Lightlines
Glass Fibre
Phone Links

Running between Luton and Milton Keynes, these revolutionary 140 Megabits per second optical fibre cables replaced traditional copper. Lighter and thinner, they carried more information over longer distances. Fibre cables are also easier to install and maintain, this link taking just 38 days to get up and running.

140 Mbps
Revolutionary optical fibre cable speed

1st
BT international office opened in New York

170+
countries now part of an international network

It's good to talk – wherever you are

On 7 January 1985, together with Securicor, we launched Cellnet, the first commercial cellular radio service. Uniquely, we combined our network expertise with our partner's handset skills to be the first to offer something more, useful and new. Now 30 years on, we have our BT Mobile service and announced our proposed acquisition of EE.

1985

85%
of the UK population had access to Cellnet after the first year

Bringing nations closer. The world's first international, optical fibre undersea cable

1986

Our cableship Alert laid the submarine cable between Broadstairs in Kent and Ostend in Belgium. By allowing direct communication, it did away with the delays and echoes that plagued satellite calls. And by transmitting far more information at much higher speeds, it transformed the likes of Europe's financial sector. A short step across the Channel, but the first in what's now a global network of undersea fibre cables.

13

Innovation has always been at the heart of our business. Our desire to find the next new thing doesn't change. Breakthroughs in equipment, networks and services help to improve lives, something that goes to the core purpose of our company.

1990

The world's first fully digital long distance network

The first such major transition in the world, BT's long distance network turned completely digital on 3 July after five years of intense work. Processors now controlled the exchanges, generating relevant, real-time data and continuously feeding it to the network managers. So problems could be identified and remedied, often before customers became aware of them.

Switched on – as always

Arguably the biggest step change in day-to-day communications, 'always on' BT Broadband was launched in April 2002. For those with a phone line, it was the simple, one stop shop and – just over a decade ago – a massive change in how we all kept in touch, did business and entertained ourselves. What's more, all it needed was a 'plug and play' set-up that anyone could install.

2002

The biggest, best and most connected yet. The London 2012 Olympic and Paralympic games.

The facts tell the story: 4 billion people watching, 27,500 journalists reporting, 14,700 athletes contacting home. Around four times the data needs of the Beijing Games in 2008. But unlike those Games, 2012 was run from one integrated network. With 80,000 connections, 16,500 phone lines and 14,000 cable TV outlets in 94 locations. That was our innovative and resilient solution for the ultimate 'right first time' challenge. Like everyone involved, we're proud to have been part of it.

BT Infinity

2012

to London

Find out more about BT's history at www.btplc.com/Thegroup/BTsHistory

14	BT Group plc
Annual Report 2015

Speeding up the real world

Setting the record for the fastest data transmission speed over an operational optical fibre link.

This year BT and Huawei achieved a super channel speed of 3 Terabits per second. An incredible feat made even more impressive by being set over an existing fibre link, using commercial grade hardware and software in a real-world operating environment. To put that speed into a real context, it's the equivalent of transmitting around 100 HD films in a single second.

We think this record shows how our core fibre optic infrastructure is capable of working even more efficiently in the future. The demand for higher bandwidth grows by around 35% every year. From film streaming to mobile apps, the different ways we consume entertainment, stay in touch and do business, all put pressure on internet service providers.

The high speeds we've achieved across existing infrastructure mean our customers can enjoy superfast broadband without interruptions or delays, and without paying much more for it either.

Find out more about 3TB super channel speed trials at www.btplc.com/innovation/innovationnews/Huawei3TB

"We fundamentally proved in our experiments that we can get 50% more traffic over a single piece of fibre than we previously thought possible. A great result. We're immensely proud of that achievement"

Dr. Kevin Smith
Transmission, Futures and Innovation Technology, based at Adastral Park, has been with BT for the last 25 years. His team were instrumental in setting the record breaking data transmission speed.

BT

3 Tbps – The real-world super channel speed achieved

35% – Growth in higher bandwidth demand every year

2014>15

Superfa
www.open

Today's tools to improve productivity
Handed a smartphone loaded with the Openreach Next-Generation Field Apps, our engineers can get to the next job quicker, spend more time with the customer and complete reports in real time.

Connecting more of us to the customer journey
Openreach has distributed 16,000 devices – 2,000 to managers and supervisors and 14,000 to field engineers. Making sure our teams are up to date and up to speed.

Contributing to greater staff satisfaction
Since launch, the quarterly Openreach employee survey has seen an increase in the number of engineers agreeing they have the tools and equipment needed to do their jobs well.

Delivering real customer satisfaction
The Enhanced Customer Journey App helps engineers put the customer at the centre of the job from task assignment through to job closure.

- Assignments received on the go
- Easy to contact the customer in advance of the visit
- Engineers can quickly report progress during the working day
- Customers can provide feedback on the engineer visit
- All engineers can keep connected with peers and company news

Watch the video online at www.bt.com/annualreport

15

Q What's changed most during your time at BT?

A We've always done really cool research. The aim of this has shifted so that we're making sure we develop ideas and solutions that can apply to our network.

Q You set the record for the fastest data transmission over fibre. Other than speed, what does this capability allow people to do?

A We are incredibly proud of that achievement but it's not just about setting records. It's about enhanced customer experience, the ability to do all the things that you're used to doing online but much easier, much faster and much quicker.

Q With increasing consumer and business demands, what's next in terms of technological advances?

A We need to keep pushing our ability to maximise capacity and innovate to go beyond that capacity. I think what we'll see is a more agile optical world which is a very exciting and pioneering area to be in.

Watch my video online at www.bt.com/annualreport

The Openreach Next-Generation Field Apps

With millions of customers to support, getting the right engineer, with the right skills, to the right location, at the right time, can be a major challenge.

To dispense with the enormous amounts of paperwork each job used to generate, we created our Openreach Next-Generation Field Apps. Loaded onto smartphone devices, now issued to 14,000 of our field engineers, they make sure each engineer has the information needed to do a great job for their customers.

Field engineer Tomasz Kulawinski installs and repairs telecoms services across a large urban area. He has over 20 years' experience. Handed a device loaded with our job management software, Tomasz now receives new assignments on the move, completes reports in real time, and gets to jobs faster using in-built satnav. By making his life easier, the Apps ensure he also gets more work done. Tomasz says he's proud of this new device: "I pull it from my pocket and pick up new jobs just like that. It improves my working life and speeds things up. And my customers love it too."

Since its launch, the suite of Field Apps has transformed our operational efficiency while showing that we're always ready to embrace new technology and thinking, giving our team of engineers the extra time and space they need for each customer.

Initialise
What's new in this version?
My Jobs

"It improves my working life and speeds things up. And my customers love it too."

Tomasz Kulawinski
Field engineer

Find out more about this story and Openreach at www.openreach.co.uk

16	BT Group plc
Annual Report 2015

BT
the art of connecting

2014>15

Click on happiness

We're working with Coca-Cola to bring free internet access to impoverished communities in South Africa.

Like all good ideas, it's simple. Coca-Cola's dispensing machines are everywhere, so where better to find web access than alongside your cold drink?

The pilot project was launched in Umtata in the Eastern Cape province and Nelspruit in the Mpumalanga province. Locations were carefully chosen for their accessibility and popularity – near taxi ranks, schools or food stores – to maximise use.

Coca-Cola is installing the drinks dispensing coolers, while we're doing what we do best – the design and support, the connectivity and internet access offered for free via wi-fi through every machine.

There's no charge from us; no need to buy a can of coke; and everyone can access the internet for as long as they want.

Coca-Cola South Africa, Coca-Cola Fortune and BT Global Services hope to grow the project and install what we're calling wi-fi coolers wherever they're needed across South Africa. Helping to support and grow more sustainable communities.

Find out more about this story and BT Global Services at www.globalservices.bt.com

Jean-Marc Frangos
Managing Director
External Innovation,
BT Technology,
Service & Operations

"By giving people access to free wi-fi, we help them build the knowledge crucial to the future of their communities. Making it easier to get online also helps businesses to spread prosperity where it's most needed"

17

What's on TV next?

These days we expect to be able to watch whatever programmes we want, when we want and wherever we want.

Of course, more choice doesn't always mean better options. It can mean we just have more decisions to make before we find something we want to watch. But it's in the area of making an informed choice that the technological story and the human aspect merge.

According to a '10-year outlook' report compiled by our research and technology team, the way we interact with and view television will change even more radically over the next decade. TV content will be broadband-driven and consumption of it will be on smart TVs, closer to computers than televisions. So, we'll have the world to choose from, but even greater scope to individualise the way we view it.

But while TV schedules decline in importance, research suggests there is still great demand for some kind of guide to all the content that's available. The trusted voice who'll direct us towards what's relevant and good. It's a role being taken on by recommendation engines and social network sites. And to be noticed, the established television networks will have to be on them.

Of course, we're in the thick of this. We use the power of broadband to help people get the TV they want, in the manner they want. We need to help content providers, ranging from programme-makers to interactive games-makers, to offer options for people at home or on the move.

We're not sure if it's what Logie Baird had in mind. But as an innovator himself, we think he'd appreciate what we've done with his invention.

Find out more about this story and BT Consumer at www.productsandservices.bt.com

"People are spending more time online and less time on standard linear TV viewing, so are now less willing to pay 'full fat' TV pricing. This gives BT TV a strong growth opportunity from offering a selection of high-end sport and entertainment at great value prices."

Delia Bushell
Managing Director
of BT TV and BT Sport

Extraordinary TV for everyone
YouView combines the power of high-speed broadband with the world of choosing, watching and recording content.

Brilliant set-top boxes
Our YouView+ box lets customers pause live TV and record up to 300 hours of programmes with 7 days of catch-up TV.

What you want, when you want it
BT TV is our TV service, offering 3 great TV packages for our customers – each with up to 70 Freeview TV and radio channels.

The Ricky Gervais Show
Peep Show
The Jeremy Kyle Show
youview
show
FILTER SEARCH
NEW SEARCH

18	BT Group plc
Annual Report 2015

We never stand still

Coming up with new ideas and developing new technologies is core to what we do at BT. This page gives you an idea of the range of those ideas, designed to push technology further than before. All intended to improve people's lives in welcome, relevant and affordable ways.

The Internet of Things

"There are now more devices connected to the Internet than people" says John Davies, a chief researcher at BT. By providing the networks that connect all these devices, BT is also developing ways to analyse and combine the data they produce, creating an amazing fund of information to drive the development of new services. The number of connected objects is expected to reach 50 billion by 2020 – meaning a transformation in how we live in our cities, travel, manage our lives sustainably and draw on different services.

Smart City programme

As cities grow they risk outstripping the infrastructures they rely on. The Milton Keynes Smart City programme is pioneering a solution with the MK Data Hub. Using cloud and big data technology, it sources information from energy, transport, water use and weather to create a fuller picture of the city's real-time needs, so resources can be managed better and more sustainably.

2015>

"Innovation has always been in BT's DNA. Today, we bring the best of our creative thinking together through the 'BT Ingenious' programme"

Dr. Tim Whitley
Managing Director, Reseach & Innovation and Adastral Park

G.fast Technology

Last summer, we conducted the first technical trials of G.fast technology. This ultrafast broadband has the potential to deliver speeds of up to 500Mbps to most homes within a decade. It keeps us ahead of much of Europe and means we join the ranks of world leaders such as Japan and South Korea. We're also currently expanding our fibre network by working with the public sector across the UK to help achieve an estimated superfast broadband coverage of 95% in the next few years.

Taking a quantum leap

Normal computers keep billions of bits of data in just one of two definite states. Theoretically quantum computers could evaluate all this data in every possible combination, which means they could solve vast numbers of problems at the same time – even including things other computers can't answer.

We're exploring what quantum technology can do in our world.

Can we create ultrafast communications, distributed across the country and made totally secure by fundamental physics? And can we provide a quantum signature, making it impossible to impersonate you? We're working on it.

Find out more about this at www.btplc.com/Innovation

Watch the video online at www.bt.com/annualreport

Find out more about BT Technology, Service & Operations at www.btplc.com/Thegroup/Ourcompany/Groupbusinesses/BTTSO

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	19

Purpose and strategy

This section is about our purpose and the strategy we are following to achieve it.

It explains how improving our customer service and transforming our costs go hand-in-hand. And that cost transformation gives us the ‘oxygen’ to invest in five strategic growth areas, so that we can broaden and deepen our customer relationships.

20 Chief Executive’s introduction 21 Our purpose 21 Our goal 21 Our strategy 22 Deliver superior customer service 23 Transform our costs 24 Invest for growth 24 Our culture

Our purpose

Our purpose is to use the power of communications to make a better world.

Our goal

Our goal is to deliver sustainable profitable revenue growth. This will support cash flow growth over the long term, which we will use to reward our shareholders and other stakeholders.

Our culture

Becoming a healthier organisation will help us to deliver our strategy. It will ensure we can be resilient and agile in a changing world.

In last year’s Annual Report, we talked about our future plans in terms of the six strategic priorities that were part of our ‘better business with a better future’ strategy. Since this strategy has now evolved, we no longer report against those priorities. But the line of business section does have details of our progress and the investments we have made in those areas (from page 53).

This Strategic Report was approved by the Board on 6 May 2015. By order of the Board Dan Fitz Group General Counsel & Company Secretary 6 May 2015

20	BT Group plc
Annual Report 2015

Chief Executive’s introduction

“It’s been a ground-breaking year for BT. We’ve announced some major investments and launched a number of innovative new services.”

At BT our purpose is to use the power of communications to make a better world. We’re proud our technologies have changed what’s possible and allow people to do new things, and that we play a meaningful role in society through the products and services we deliver every day. Our achievements are rooted in innovation. That was true when we were formed in 1846. And it’s more true than ever today, after 30 years as a listed company. That is why we are celebrating this theme in this, our first integrated Annual Report.

It’s been a ground-breaking year for BT. We’ve made some key decisions and announced some major investments. We’ve delivered on the outlook we set at the start of the year and have delivered strong growth in cash flow and profits.

This year we reached an agreement to buy EE, the leading UK mobile operator. It will be a transformational deal for BT. We will combine the best fixed network with the best mobile network, offering our customers new, innovative and seamless services. And we will invest in our networks and customer service to provide them with a great experience, wherever they are. We expect to generate substantial synergies – both in terms of cost savings and additional revenue – and are confident that the combination will generate significant shareholder value.

We’re delighted that the acquisition has now been approved by our shareholders. While we await regulatory clearance, we have pushed ahead with our own mobility plans, launching our BT Mobile consumer service, in addition to our successful business mobile propositions.

We also announced plans to transform the UK’s fibre broadband landscape from superfast to ultrafast. Using G.fast technology, we will be able to offer speeds of up to 500Mbps to most of the UK within a decade. It is thanks to our research labs that we have developed innovative new ways to use this technology and we will start customer trials this summer. We will also be offering a 1Gbps service to those who want even faster speeds. This will be another large and multi-year investment by Openreach that will require the right investment and regulatory environment. It will be the right thing for both BT and the UK, providing even faster speeds in an already competitive market.

Our BT Sport TV channels continue to prove popular with customers and we’re pleased to have secured FA Premier League football rights for a further three years, and an extension with Aviva Premiership Rugby for a further four years. With exclusive live football from the UEFA Champions League and UEFA Europa League, we’ll be showing even more top sporting action from this summer. BT TV now offers access to Netflix, the world’s largest internet TV network. We became the UK’s first TV platform to offer buy-to-keep films and TV shows on multiple devices, and we’ve added functionality such as TV Everywhere so you can get BT TV in a second room or watch on the go with the BT TV mobile app.

For our business customers, we launched a number of innovative services such as BT Assure Threat Defence, BT One Phone and BT Cloud Voice. We are helping companies to better identify and react to sophisticated cyber security threats. Our cloud-based services give our customers even more functionality and flexibility. And we enhanced a number of our core products and services like our audio conferencing service in partnership with Dolby, which enables outstanding sound clarity.

While we expect to face continuing declines in the revenue we earn from the UK public sector due to lower levels of expenditure, we won new public sector contracts in the year and our investments overseas continued to deliver, with good growth in Asia and the Middle East as we support leading global companies.

We have continued to improve the service we provide to our customers. We recruited 2,500 new engineers and more than 500 new employees into our contact centres around the UK. Each of our lines of business made improvements. We increased the speed of service delivery, repaired faults faster and fixed more customer issues first time.

But we recognise we’re not yet where we want to be and this will be a key priority for us in the years ahead. These days, life and work is built around connectivity. Through us, millions of individuals connect to friends and family, and have a wealth of information and entertainment at their fingertips. We help companies to work smarter and compete in global markets. And we enable essential public services to be delivered. Customer expectations are rising and we recognise how important it is to improve the service we provide.

By improving our service and providing the products our customers need, we can broaden and deepen relationships and deliver our goal of sustainable profitable revenue growth for the business.

We made great progress over the last year. Our results, and the investments we are making, position us well for the future and we have increased our free cash flow outlook for the coming year.

We have a strong platform to build on and a team I know will deliver. We are looking forward to the year ahead.

Gavin Patterson

Chief Executive

6 May 2015

Find out more

Watch my video online at
www.bt.com/annualreport

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	21

Our purpose

BT’s purpose is to use the power of communications to make a better world.

We are here to meet the needs of our customers, delivering the experience, products and services that matter to them. Millions of individuals connect through us to their friends and family, and have huge amounts of information and entertainment at their fingertips. The smallest companies right through to multinational corporations use our services every day to conduct their business and compete in the global marketplace. Many public services rely on our technologies, and in the UK the telecoms industry operates across our networks. Our success as a business depends on delivering value to all our customers, enabling them to fulfil their needs and aspirations.

The connectivity we provide every day plays an essential role in modern society and economies. Our core business represents a significant part of the social infrastructure in the places where we operate.

It is because we recognise how important connectivity is today that we also work to extend the value we can add to communities where we operate and to society at large by finding new ways that our products and services can bring social and economic benefits. We are committed to using our technologies to respond to the climate change challenge. And we enable our people to contribute their skills and energies to make a positive impact in areas of social need.

It is by creating value for our customers and society that we will satisfy the needs of our shareholders – and deliver sustainable profitable revenue growth.

Our goal

Our goal is to deliver sustainable profitable revenue growth.

Previously, we had to depend on cost transformation to grow our cash flows. In the years ahead, revenue growth, combined with continued transformation of our costs, will provide a powerful platform for long-term and sustainable cash flow growth.

We will reinvest some of the cash we generate back into the business, to enable us to grow over the long term. A  virtuous circle. And we will also use it to reward our shareholders and other stakeholders.

Our strategy

Our strategy is founded on broadening and deepening our customer relationships.

To deliver sustainable profitable revenue growth, we need stronger relationships with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change.

The three pillars of our strategy help us do that: delivering superior customer service; transforming our costs; and investing for growth. The better our customer service, the more we will sell and the less time and money we need to spend putting things right. And the better we manage our costs, the better value for money we can offer our customers and the more we can invest in giving customers what they need, today and tomorrow. And these principles in turn drive our business model (see page 28).

The diagram below shows how our strategy supports our goal and purpose. It sits at the centre of our business model.

Find out more

Our business
model on page

22	BT Group plc
Annual Report 2015

Deliver superior customer service

Every day we touch the lives of millions, providing services that help people get the most out of their working and personal lives. We recognise how important it is to improve service as the impact when things go wrong is greater than ever before. Getting the customer experience right will not only benefit our customers, it will make our business more cost effective too. Customer service and cost transformation go hand-in-hand.

To make sure we are equipped to meet the changing and growing demands of consumers and businesses, a group-wide transformation, to put the ‘Customer First’, is underway. You can find out more on page 31.

Right First Time (RFT) is our key measure of customer service and tracks how often we keep the promises we make to our customers. Our overall improvement of 4.7% (2013/14: 1.5%) reflects positive contributions from each of our customer-facing lines of business. We achieved significantly better repair performance and delivery times for providing UK lines and broadband. Within BT Global Services, we made large improvements to our speed of delivery. But we still want to do better. You can find more details in the line of business section on operating performance.

Customer service is one of the factors used in determining the annual bonus of executives. It is made up of the RFT metric and a new customer perception measure (see page 113).

In last year’s Annual Report we outlined a number of specific areas that we would focus on this year, including investment in our network, improving our online capability and changing some of the key processes relating to installations and when customers move house.

We have made some good progress in these and other areas, including:

•	recruiting 2,500 new engineers;
•	over 1,000 system and process changes to make it easier for our customers to deal with us and to help our people support them. This includes improving our websites so that it is more straightforward to make and track orders, and find information and help more easily;
•	investing in our network to make it more resilient to extreme weather conditions (in both summer and winter);
•	specialist diagnostic equipment, alarms and new handheld devices to help our engineers find faults quickly, increasing their ability to get to the root of the matter and fix more issues in one go; and
•	deploying a new appointment booking system for calling customers back and providing training in communication skills for our advisers.

But we still want to do better. Looking ahead, we are focusing on five key areas:

Acting on insight

We are using the insight of our customers, our people and other companies to guide decision-making and create products and services based on the changing demands and priorities of our customers. And as we explain below, we are developing a new way to analyse the effectiveness of our processes from the customer’s perspective. We will use this insight to improve the way we do things.

Keeping our customers connected

We are making our products and networks more resilient. Monitoring our networks and ordering systems will help us identify issues sooner – in many cases before the customer is even aware there is an issue.

Creating great tools and systems

We are improving the way we keep customers informed. We continue to develop our websites, offering more self-help features and online support. Engineers are letting the customer know they are on the way before arriving at the premises. And we are trialling an app to help customers track the whereabouts of their engineer before a visit.

Working better across our organisation

We are changing the way our customer-facing teams are organised so that our people can take greater ownership when they are dealing with customers’ enquiries. We have adopted a new approach to help us analyse and improve how we perform in typical customer interactions, like ordering a service from us or reporting a fault. And further analysis of our repair process is helping us to understand what we need to do to make the customer experience better.

Supporting our people

As well as redesigning processes, systems and policies, we are urging our people to put themselves in their customers’ shoes, take personal ownership of issues and make it easy for our customers to order and use our products and to contact us when they need to.

The wellbeing of our people is important to us and helps them deliver a good service to our customers. This is particularly true in Openreach which has experienced a rise in sickness absence rates among some of our older workers. We are focusing on early intervention to address this and we provide support services to help our people return to their roles. You can find more details on page 32.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	23

Transform our costs

We run large and complex cost transformation programmes which are led by a team of internal consultants. They are BT people. This makes sense because they know our business better than anyone.

Their approach is based on a methodology honed over ten years and underpinned by forensic data analysis, strong governance and the support of senior management to make change happen quickly and sustainably.

This year, our underlying operating costs excluding transit were down 2%, reflecting an 8% reduction in net labour costs and lower payments to other telecommunications operators. These were partly offset by increased programme rights charges reflecting a full year of BT Sport. We reduced our operating costs by around £600m this year. Over the last six years we have reduced our operating costs and capital expenditure by around £5.5bn.

Our largest cost transformation activities are driven ‘top-down’. They might be end-to-end programmes spanning multiple lines of business or complex changes contained within a single line of business. Continuous Improvement (CI) provides a complementary ‘bottom-up’ approach. CI makes small but important changes to how we do things every day and has the added benefit of improving employee engagement.

To strengthen cost transformation (CT) and its application throughout the business we have an in-house CT Academy. The CT Academy is responsible for the continued development of our change professionals. This year alone it has trained and coached more than 1,800 people. BT is the only UK organisation currently licensed by the British Quality Foundation to certify qualifications to the most advanced levels in Lean, Six Sigma and Change Management methodologies on such a scale.

Programmes this year included:

•	taking tried-and-tested methods from the UK and using them overseas to reduce cost of failure, improve efficiency, streamline organisational structure and get better value for money from suppliers;
•	identifying how we can improve the utilisation of our engineering teams and standardise the way they work. We can reduce the number of engineers required at a particular location by investing in their training to make sure they are multi-skilled. This programme has identified opportunities to reduce costs while shortening delivery times on core products like Ethernet;
•	tightening up our contact centre operations by closing down small, inefficient centres, standardising technology and processes and rebalancing and reprioritising activities between the UK and overseas. (Better tools, training and utilisation of our service colleagues have made them more productive and helped them answer enquiries from customers more effectively);
•	reducing the cost of failure across the lifecycle of our IT systems. By designing and developing them better, they fail less often, improving service and reducing cost; and
•	launching our new group-wide Central Business Services capability, (effectively a shared service centre), to support contract management and accounting, procurement, financial services and HR. This simplifies the way we work and means we can share best practice to improve efficiency and service.

Looking ahead, we are focused on a number of areas including:

•	reviewing the effectiveness of our sales teams: to reduce administrative effort and focus people on what really matters – selling to customers; ensuring we have the right people, with the right skills, aligned to the best opportunities in the market; and by revising our incentive schemes to better align with desired outcomes;
•	large end-to-end programmes specifically focused on improving customer experience in a number of delivery and repair journeys through reducing waste in the process and making it easier for our customers to interact with us;
•	rationalising and standardising our products, networks, applications and platforms to remove complexity and reduce the cost of failure; and
•	reviewing the effectiveness and efficiency of the back-office teams that support our customer-facing people.

We benchmark what it costs us to do business against other large telecommunications companies. We keep making progress but we can still see more that we can do. We also look beyond the world of communications to see what lessons we can learn from other industries. We are confident that there are plenty of opportunities to reduce costs further.

You can read about cost transformation within our lines of business from page 53. And the group’s performance on operating costs is described on page 82.

Find out more

Cost transformation within
our lines of business from page

24	BT Group plc
Annual Report 2015

Invest for growth

We are investing in five strategic areas. These are the things we believe will deliver sustainable profitable revenue growth – which will deliver value for our shareholders:

Fibre

Customers are asking for faster broadband. We are delivering that with our superfast fibre broadband deployment. It covers more than three-quarters of the UK and we are working to extend its reach even further (see page 71).

We have long been at the forefront of fibre innovation and investment and we aim to keep it that way. In January, we set out our vision for ultrafast broadband. With the right regulatory and investment environment, we plan to transform the UK broadband landscape through the widespread deployment of G.fast. We expect G.fast to deliver speeds of a few hundred Mbps by 2020 and up to 500Mbps to most of the UK within a decade. We will also introduce a 1Gbps premium fibre broadband service (see page 75).

TV and content

We have improved our TV proposition this year. We redesigned its look and feel and enhanced the service – adding things like TV Everywhere, buy-to- keep movies and TV shows, Netflix and the BT Sport Extra red button. We also launched Sky Sports 1 and 2 on YouView.

We won the rights to show more live FA Premier League football matches for three years from August 2016, and extended our Aviva Premiership Rugby rights to the end of the 2020/21 season.

This summer, BT Sport will become the new home of UEFA Champions League and UEFA Europa League football for the next three seasons.

Read more about these developments in the BT Consumer section on page 64.

Mobility and future voice

2014/15 was a watershed year for us. We launched three new products in our business IP voice portfolio (see page 61), returned to the consumer mobile market (see page 65) and agreed definitive terms to acquire EE. As explained below, this deal will make us the UK’s leading converged communications provider.

UK business markets

There are clear opportunities for us to grow our share of the UK business market and increase the revenue we get from each customer.

So we have improved our product portfolio and are focusing on selected areas of IT services where we can grow, such as data centres, cloud, managed hosting and security (see page 61).

Leading global companies

We are investing in our services, network and expertise to increase our share of spending by our large multinational customers. By extending our global network and data centre footprint (see page 58), we are expanding the reach and features of our services, making them more flexible and better at working together. We are helping our customers address their challenges in the world of digital business, from cloud and collaboration, to mobility and security. By investing in customer service and global account management capabilities, we continue to support leading global companies as they expand into new markets. And we help public sector organisations to better serve citizens.

Proposed acquisition of EE

In February 2015 we announced that we had agreed definitive terms to buy EE, the leading mobile network operator in the UK, for a purchase price of £12.5bn.

The deal, which is still subject to merger clearance, will be transformational for BT. It will allow us to accelerate our mobility strategy. And it will increase our capacity for future investment and innovation in networks and services, as we continue to build world-class digital infrastructure in the UK.

We believe the deal will generate considerable value for shareholders. We expect net cost synergies to be worth £3.0bn (after integration costs) and we expect to generate revenue synergies with a total net present value of approximately £1.6bna.

The transaction should be accretive to free cash flow per share in the first full year post completion of the deal.

By combining EE with BT, we will be able to provide customers with innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities.

Our culture

To deliver strong performance we have to be healthy. A healthy organisation is made by the structures and processes that help people do their jobs effectively; and the attitudes and actions of all individuals.

We have defined our values to guide how we want to work. We have identified the changes we need to make: putting the customer first in everything we do, simplifying how we work and developing a leadership style which helps to drive change and gives people the confidence to take responsibility. We believe people want to work with a company that recognises what they have to offer, supports their ability to grow and is a positive force in wider society. By making all of this happen we will create an environment that brings the best out of our people.

Becoming a healthy organisation will enable us to deliver our strategy. It is about ensuring we can be resilient and agile in a changing world and, at the same time, make BT an exciting place where our people can all be proud to work.

[a]	For the assumptions underlying our synergies estimates, see Additional Information on page 222.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	25

Delivering our strategy

This section explains how we deliver our strategy. We describe our business model and the importance of our people, assets and the research and development we do. We report on the status of our brand and outline our relationships with our main stakeholders. We also explain our approach to human rights and describe the regulatory environment and risks that affect us.	26	Operating Committee
	28	Our business model
	30	Financial strength
	30	Our people
	33	Our networks and physical assets
	33	Network platforms
	33	Service platforms
	33	IT systems
	33	Properties
	34	Research and development
	34	Brand and reputation
	35	Stakeholders and relationships
	35	Our customers
Our people Their commitment, expertise and diversity are key to the success of our business. Many of them do volunteer work, benefiting charities and community groups. Our global reach We offer services in more than 170 countries. Our fibre broadband network in the UK is a key asset. Our research activities We invest extensively in R&D to find better ways of doing things and to offer new services. Innovation is an important part of our history and key to our brand and our future.	35	Communities and society as a whole
	36	Our shareholders
	36	Our lenders
	36	Our pension schemes
	36	Our suppliers
	37	Human rights
	38	Our relationship with HM Government
	38	Regulation
	38	European Union regulation
	38	UK regulation
	38	Overseas regulation
	39	Impact of regulation
	40	Natural resources
	41	Our risks
	41	Principal risks and uncertainties
	41	How we manage risk
	41	Changes over the year
	42	Our principal risks
	50	Risk case-studies
	51	EE acquisition: risks

26	BT Group plc
Annual Report 2015

Operating Committee

The key management committee, which meets weekly and is chaired by the Chief Executive. Brief details of its members are set out on these pages.

The Operating Committee has collective responsibility for running our business end to end and delivering our strategy. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of the lines of business. It also reviews the group’s key risks and considers the potential threats to and opportunities for the business.

The Operating Committee:

•	develops BT’s strategy and budgets for the Board’s approval;
•	recommends to the Board capital expenditure and investment budgets;
•	allocates resources across BT within plans agreed by the Board;
•	prepares and delivers major programmes; and
•	reviews the senior talent base and succession arrangements.

It can approve, up to certain limits which are set by the Board, capital expenditure, disposals of fixed assets, investments and divestments. It has delegated some of these approvals to sub-committees, such as the Design Council, and to senior executives. The Company Secretary attends all meetings.

Alison Wilcox will join the business in July 2015 as Group HR Director and an Operating Committee member, following the departure of Clare Chapman in March 2015.

Chief Executive

Appointed as Chief Executive in September 2013 and on the Board since June 2008.

Gavin was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008.

Tony was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

CEO, BT Global Services

Appointed CEO, BT Global Services in October 2012.

Luis was formerly president of the European, Middle East, Africa and Latin America operations of BT Global Services serving some of our biggest global customers. Luis also led BT Global Services Telecom Markets unit, managing business with carriers and operators outside the UK.

Before joining BT, Luis worked at Ericsson, IBM and Group Santander. Luis has a telecommunications engineering degree.

CEO, BT Consumer

Appointed CEO, BT Consumer in September 2013.

John was formerly Managing Director, BT Consumer, BT Retail and prior to that Chief Operating Officer in BT Consumer. John was appointed chairman of the Plusnet Board in 2008 and has overseen its development as a key part of BT’s strategy.

Prior to joining BT, John held roles as marketing and commercial director at Telewest (now Virgin Media) and brand manager at Procter & Gamble. John graduated in modern history from Oxford University.

a Directors of BT Group plc. You will find their full biographies on pages 96 and 97.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	27

CEO, BT Technology, Service & Operations and Group CIO

Appointed CEO, BT Technology, Service & Operations when it was formed in January 2013.

Clive was formerly CEO, BT Innovate & Design and prior to that President, BT Global Services Portfolio & Service Design where his focus was to increase profitability and increase customer satisfaction for BT Global Services.

Clive was also formerly Managing Director, BT Global Platforms in India and has also held positions as CIO BT Wholesale and Director CRM for BT Retail. Clive has an Electronic Engineering Degree.

CEO, BT Wholesale

Appointed CEO, BT Wholesale in September 2011.

Nigel was formerly Managing Director, BT Business, BT Retail and prior to that Managing Director, Customer Service, BT Retail.

Nigel was also Managing Director, BT Enterprises comprising six standalone businesses leveraging the BT brand and CEO BT Conferencing turning it into one of the top audio and video conferencing businesses globally.

Nigel has also held roles in BT as Director of Retail Product Management and General Manager of BT Consumer Products Division.

CEO, BT Business

Appointed CEO, BT Business in September 2013.

Graham was formerly Managing Director, BT Business, BT Retail responsible for the small and medium-sized enterprises unit within BT Retail and prior to that CEO of BT Ireland.

Before joining BT, Graham held a number of senior management positions including managing director of NTL in the Republic of Ireland. Graham holds an Accountancy and Finance degree and qualified as a Chartered Management Accountant.

Group HR Director (from July 2015)

Alison will join BT in July 2015 as Group HR Director.

Alison was formerly Regional HR Director for Vodafone Europe and prior to that Regional HR Director for Vodafone’s Africa, Middle East and Asia Pacific footprint. Alison joined Vodafone in 2006 as Group Director of Leadership following a career in consulting.

Dan Fitz Company Secretary

Dan is the Group General Counsel & Company Secretary of BT Group plc. He joined BT in April 2010 as its Group General Counsel and was appointed Company Secretary in November 2012. Dan previously spent six years at Misys and 12 years at Cable & Wireless. A British and US dual national, age 55.

Joe Garner – Invitee CEO, Openreach

Appointed CEO, Openreach in February 2014. Before joining BT, Joe was head of the UK bank at HSBC. Joe has extensive experience in customer service and programme delivery. The CEO of Openreach cannot be a member of the Operating Committee under the provisions of the Undertakings.[b]

[b] You will find more information on the Undertakings on page 38.

28	BT Group plc
Annual Report 2015

Our business model

Our business creates value for shareholders, by delivering for customers, society and our people.

We invest to build and maintain communications networks in the UK and overseas; we develop products and services that run over those networks; and then we sell them on a subscription basis to consumers, businesses and the public sector. By selling services, we are able to make a return on our network investments and create value for our stakeholders. This means we can reinvest in the business to keep creating value over the short, medium and long term. A virtuous circle.

The way we describe our business model is evolving. This year, for the first time, we include elements of the IIRC’s Integrated Reporting (IR) Framework. In the Framework, the resources used and the relationships affected by an organisation are collectively referred to as ‘the capitals’. The IIRC defines the capitals as: financial, manufactured, intellectual, human, social, and natural. We have adopted a similar approach by using a common set of icons for the inputs, outputs and outcomes of our business model, although we describe them in terms that are most meaningful to our business.

Inputs

Our business model starts with the things that set us apart from our competitors. We have a strong combination of people, technology, networks and other physical assets. Our research and development activities support innovative new ways of doing things and advancements in our technology. And we have the financial strength to invest in these areas to stay ahead of the competition.

Then there are the relationships we have with our stakeholders, such as our customers, and the natural resources we consume as part of doing business.

Find out more about the key inputs to our business via the page references in the business model graphic.

Outputs

The main output of our business is our portfolio of products and services. We make money by selling these in the UK and around the world through our customer-facing lines of business.

We sell through a range of channels including online, contact centres and desk or field-based account managers. Our revenue is mostly subscription or contract-based. People, households and SMEs pay for standalone or bundled services monthly, quarterly or annually (typically on 12 to 24 month contracts). Large corporate and public sector customers usually buy managed networked IT services on contracts spanning several years. Our wholesale customer contracts range from one month in length for regulated products, to five years or more for major managed services deals.

Improving the skills and expertise of our people, both through on-the-job experience and our investment in their training and development, is another output of our business. We also generate intellectual property like patents. Finally, the waste and emissions produced by our operations are considered to be outputs (more details of what we are doing to minimise these can be found on page 40).

Outcomes

The financial outcome of what we do hinges on the performance of our lines of business. Together they contribute to the overall performance and key performance indicators (KPIs) of the group.

But there is more to what we do than just financial value. What we do matters. We help millions of people communicate, be entertained, do business and generally live their lives. We help our customers reduce their carbon footprint, for example by providing conferencing facilities which mean they do not have to travel as much. And we contribute directly to communities and the health of the UK by providing jobs, working with suppliers and paying tax.

All of which contribute to the strength of our brand – a key asset for us as it can influence whether a potential customer buys from us or one of our competitors.

Inputs

Financial strength

We are very focused on growing our cash flow over the long term. Together with a prudent financial policy and a strong balance sheet, we can invest in our business and in the things that set us apart from our competitors.

Read more on page

Our people
We have almost 90,000 people. Their commitment, expertise and diversity are key to the success of our business.	Read more on page

Networks & physical assets
Our networks and platforms are the foundations of the products and services that we sell. We continue to invest in these to improve the service we offer our customers.	Read more on page

Research & development
We are one of the largest investors in research and development in the UK.	Read more on page

Stakeholders & relationships
They include: customers, communities, shareholders, lenders, our pension schemes, suppliers, government and regulators.	Read more on page

Natural resources
We use some natural resources in doing business. Our energy use has declined for the sixth consecutive year.	Read more on page

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	29

External environment
Governance
To use the power of communications to make a better world
A growing BT: to deliver sustainable profitable revenue growth
Broaden and deepen our customer relationships
Deliver superior customer service
Transform our costs
Invest for growth
Fibre
TV and content
Mobility and future voice
UK business markets
Leading global companies
A healthy organisation
Customer
We are here for our customers
Team
We help each other achieve more
Honesty
We are honest and respectful
Change
We all make change happen
Pride
We are proud to make a difference
Risks
Outputs
Skills & expertise
Products & services
Innovation
Waste & emissions
Outcomes
Group performance & KPIs
Line of business performance
Our brand strength
Societal benefits
Environmental benefits

Outputs

Skills & expertise
We invest in our people so that they are better equipped to do their jobs and are more engaged. And we encourage them to volunteer to benefit the communities we serve.	Read more from page

Products & services

Our products range from fixed and mobile telephony and broadband services for UK households through to managing the networks and communications needs of some of the world’s largest multinational companies.

Read more from page

Innovation
We have a long history of innovation. It helps us offer new and improved products and services, find better ways of doing things and can generate valuable intellectual property for us.	Read more on page

Waste & emissions
Our operations produce waste and emissions but we are working to minimise these.	Read more on page

Outcomes

Group performance & KPIs
The group’s financial results and our progress against our KPIs demonstrate the key commercial outcomes of our activities.	Read more from page

Line of business performance
Our lines of business sell our products and services and put our strategy into action.	Read more from page

Our brand strength
Our brand is a key asset. Our investments in areas such as BT Sport have increased its value.	Read more on page

Societal benefits
We are increasing digital inclusion and helping people get the most from being online. Our people and platforms support a number of good causes.	Read more on page

Environmental benefits
We provide innovative ways for our customers and suppliers to reduce their waste and carbon emissions.	Read more on page

30	BT Group plc
Annual Report 2015

How we create value

Delivering a superior customer service, transforming our costs and investing for growth in our five strategic areas are central to both our strategy and business model. They are key business activities. Better customer service means that we spend less time and money putting things right. These cost savings, combined with savings from working more efficiently and the cash that we generate from sales, mean we can invest in the future of our business.

Our ability to deliver our strategy is as much about how we do things, as what we do. That is why being a healthy organisation (see page 31) and living our corporate values (below) are so important to us. Our values reflect how we work together in BT to create a healthy, high-performing business. And that is why our people are key to the success of our business.

Our sustainable business model

Communications markets are very competitive, particularly in the UK. There are both opportunities and risks. We make sure we stay in tune with market and competitive trends through teams dedicated to ‘insight’. And we undertake an annual materiality review to understand the societal and environmental issues that are important to our stakeholders.

Our Enterprise Risk Management framework (see page 41) helps us identify and mitigate the challenges and risks we face. And we use governance committees to make sure we make the right investments and deliver products and services that customers want to buy. We see more and more demand for our products and services because they play such an integral role in modern life.

Being able to anticipate and respond to changes in our environment makes for a flexible and sustainable business model. And by continuing to reinvest in the business, we are confident that we will be able to deliver value both today and in the future.

 Financial strength

We have the financial strength to make bold decisions and to invest in the things that set us apart.

Our goal is to deliver sustainable profitable revenue growth. Together with further transformation of our costs, we aim to grow our EBITDA and cash flow over the long term.

We have a prudent financial policy that governs how we use the cash we generate.

We want to continue to invest in the future of our business and in particular in our five strategic growth areas (see page 24).

At the same time as investing in these areas, we intend to reduce our net debt over the medium term and are targeting a BBB+/Baa1 credit rating. We have a strong balance sheet today, but we want to make it stronger.

We will also continue to support the pension fund and to do so in a responsible way. And we will pay progressive dividends to our shareholders.

We aim to balance the interests of all stakeholders.

We have summarised our financial policy below:

We believe that this approach provides us with the financial flexibility to make long-term investments in the best interests of the company; and also in the best interests of communities where we operate.

It is this approach that means we can invest over £3bn to help take fibre broadband to 90% of the UK. And our financial strength means we can go even further. We will work with government to help take fibre broadband to 95% of the country. And with the right investment and regulatory environment, we will invest in ultrafast broadband to deliver up to 500Mbps to most of the UK within a decade with 1Gbps available to those who want even faster speeds.

Our financial strength has also underpinned the investments we have made in BT Sport both this year and last, and which we will continue to make in the years ahead. And it meant that in February 2015 we could announce the proposed acquisition of EE, the leading mobile network operator in the UK.

It also means we can support the business in other ways. For example, by making sure we continue to innovate and stay at the forefront of a rapidly-changing industry. And by investing in the training, development and support we give to our people, as we describe below.

 Our people

Every day our people touch the lives of millions, providing services that help our customers get the most out of their work and personal lives. We invest in our people so they can succeed and contribute effectively to our business.

Believing in what we do

A clear purpose guides everyone’s contribution in BT. By bringing together the best networks, technology and products and services for our customers, we use the power of communications to make a better world.

Living up to our values in everything we do will help build the kind of business our people are proud to be part of. Our values are:

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	31

A global workforce

At 31 March 2015 we had 88,500 full-time equivalent (FTE) employees in 60 countries, with 70,900 of them based in the UK. We are one of the largest employers in the UK, supporting its economy by providing jobs and income.

This year we recruited over 9,900 people. Of these, more than 5,300 work in the UK, including over 500 who are on our renowned apprenticeship scheme.

Across our global business we continue to simplify the way we work, for example, by transforming our HR and finance systems and services. This makes things easier for our people, so we can serve our customers better.

As our business evolves to meet the needs of our customers, we adapt our organisation, redeploying people through the BT transition centre. This helps us avoid redundancies. Last year in the UK, 2,100 people were redeployed, meaning that we retained experienced people with the skills we need for the future.

A customer-facing workforce

This year we recruited 2,500 new engineers and more than 500 new service colleagues to work in our customer management and contact centres. We created 1,100 jobs in the UK that were previously performed by agencies in the UK and overseas.

Our Customer First programme supports our business strategy by making sure our people have the support, skills and confidence to give our customers a great experience. Examples include:

•	innovative apps to give engineers better access to information (see page 14);
•	training in communication skills to cut out jargon and complexity; and
•	reorganising teams to focus on the needs of customers at specific points in their relationship with us.

 We are making use of internal social media tools to encourage colleagues to share best practice, ask each other questions and celebrate the progress we are making.

Investing for growth

Learning matters at BT. We want our people to build their skills and careers and our Academy helps them do this.

The Academy is BT’s new approach to learning. It is not a physical place or building, it is home to a combination of materials, events, programmes and knowledge-sharing activities which help our people learn in different ways. The Academy is organised across four ‘faculties’: Leadership, Technical, Customer and Business. Each faculty supports a number of communities we call ‘professions’ which have similar learning and career journeys.

 We have made accessing a profession easy by investing in an innovative social collaboration platform – helping people to develop their skills and careers together.

Around 9,600 leaders – from senior executives to junior managers – have learnt new ways to lead, coach and support their teams. And a global programme is giving 5,600 frontline people the skills, tools and techniques to continuously improve the way we serve customers.

We intend to recruit around 1,000 graduates and apprentices in 2015/16. And we are also offering up to 1,000 vocational and work experience placements to 18-24 year olds as part of the UK employer-led initiative, ‘Movement to Work’. This is backed by the Prince’s Trust and the Government.

A healthy organisation – employee engagement and involvement

We are becoming a healthier organisation. Our plans to improve organisational health have included the creation of the Academy, the implementation of ‘Continuous Improvement’ initiatives throughout the business and an award-winning leadership development programme.

Find out more

To find out more about our

apprenticeship scheme visit

www.btplc.com/careercentre

32	BT Group plc
Annual Report 2015

Each quarter about 35,000 people provide feedback on working for BT through our employee engagement survey. Our surveys help us develop a focused people strategy and support action planning at a local level. We have maintained engagement levels at 3.82 (out of a maximum of 5, with a telecoms benchmark of 3.90), the highest level since we started the survey in 2008.

We keep our people informed about company results, major business decisions and other things that affect them using a variety of digital channels. Leaders regularly connect with their teams through roundtable meetings, town hall debates, site visits, webcasts and blogs.

We consult with our people or their representatives on a regular basis, taking their views into account on decisions that affect them. In the UK we recognise two main trade unions. The Communication Workers Union represents people in engineering, administration and clerical positions. Prospect represents managerial and professional people.

Diversity at work

At BT we believe that we unlock the power of our people when we value their diversity. This is a priority for us because a diverse workforce fosters greater innovation, helps us better understand and serve our customers and empowers our people to deliver their best.

Business in the Community benchmarks consistently rank us in the top ten private-sector organisations for women and people from Black and Minority Ethnic (BME) backgrounds. And as a ‘Two Ticks’a employer, we are committed to attracting, developing and retaining people with disabilities. Applicants with disabilities or long-term health conditions – and who meet the minimum criteria for a vacancy – are automatically put through to the first stage of the recruitment process.

We were again named this year as one of The Times Top 50 Employers for Women. But we have the ambition to move further and faster. We are determined to drive up the number of women in our workforce. 19,655 women currently work for us – many on flexible contracts, giving us a full-time equivalent of 18,457 female employees. This corresponds to 10,358 FTE (25%) of our management population and 8,099 (17%) of our team members.

At Board level, our policy is to aim to have at least 25% female representation. We were below this for part of the year, but with three out of 11 Board members, we now have 27% female representation. We are working to attract more women into BT and our sector. And we are reviewing our working practices and development opportunities to make sure that an increasing number of women can enjoy successful careers with us.

Staying safe and well

Our people tell us wellbeing has improved by 2% across the company. We have made good progress on reducing accidents while working. The Lost Time Injury rate came down by 23% to 1.5 incidents per million working hours. However, the changing age profile of the business presents some challenges for us as mature and experienced workers are replaced by younger people who sometimes have a different attitude to risk. We have targeted our training to address this.

Sickness absence rates have increased by 6% to 2.2%. There are differences between the lines of business with a steady reduction in most of them but a sustained increase in Openreach. Here, mental ill health and musculoskeletal disorders in older workers are the main causes. The increase in sickness absence is mainly because people are having to take more time off. Extended absences (over one month) now make up two-thirds of all lost time.

Our focus is on early intervention to improve attendance. And our support services help around 93% of people return to their role on full duties.

Volunteering

It is a source of great pride to BT and our people that so many colleagues volunteer. This year, more than 22,700 (26%) of our colleagues (up 62% from last year) spent 53,000 days supporting more than 3,700 charities and community groups around the world. Our people can use up to three working days a year to support causes that matter to them. This means they can have a real impact in the communities where they live and work. Our ambition is that by 2020, two-thirds of BT people will be volunteering time to support good causes.

More than 5,300 (2013/14: 2,200) people took part in volunteering specifically as part of a team. Specialist BT teams helped charities with particular issues which needed our expert input and knowledge. Other BT teams used their energy and enthusiasm to make a practical difference in local areas.

Charities supported in this way include Place2be, a UK children’s mental health charity which we helped with their communications strategy, and Leicester Outdoor Pursuits Centre where we helped build equipment to enable wheelchair users to access an abseil tower. In Spain, BT’s human resources team helped young people facing severe financial issues prepare for work. And in Hungary, 50 BT volunteers improved the living conditions in a young people’s refuge in Budapest.

In India, more than 80 BT volunteers, working with our local partner Katha, continued to support the Katha Information Technology and E-commerce School (KITES), a charity which provides ICT training for children in one of Delhi’s largest slums. Over 19,000 children have already completed ICT courses. KITES also supplies more general schooling for children and teaches business skills to women. Mridul Srivastava from BT Global Services won this year’s Chairman’s Award for his contribution to society and the lead he has taken in encouraging volunteering at KITES.

Pay and benefits

We compare salaries with other companies in our markets to make sure our packages are competitive. In the UK, pay for the vast majority of our engineering and support people is determined by collective bargaining, with fair terms and conditions for all. Managers’ pay and bonuses are linked to business performance and their personal contribution.

Our executives are offered long-term incentives to align their reward with the creation of shareholder value. The amount ultimately received depends on BT’s performance over a three-year period. In accordance with our regulatory obligations, incentives for senior leaders in Openreach are tied to its business performance rather than that of the wider group.

We also provide a range of pension and retirement plans for employees globally, either through dedicated company plans or by contributing to state retirement arrangements where applicable. You can find details of the BT Pension Scheme and other retirement plans on page 89.

Sharing in success

Around 60% of our people take part in one or more of BT’s savings-related share option plans (saveshare), which operate in over 25 countries. In August 2014, over 22,000 people in our 2009 saveshare plan were able to buy shares at 61p, representing an average gain of around £41,000 each. Around 7,000 of these people, who participated at the maximum allowed, were able to buy shares worth just under £90,000 (based on the share price on 31 July 2014). We believe this was one of the largest ever payouts by a UK plc for an all-employee saveshare plan.

a The Two Ticks is an accreditation that is given to organisations that are committed to employing disabled people.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	33

 Our networks and physical assets

Our networks, service platforms and IT systems are the foundations of the products our customers rely on around the world.

Network platforms

Our global reach

Our global network provides service to more than 170 countries and is supported by in-country networks and infrastructure. Most of our network assets are in the UK and Europe. We continue to selectively expand the reach of our network to support multinational companies in other regions.

The scale and reach of our global multi-protocol label switching (MPLS) network is a key competitive differentiator. This single IP-based network lets our customer-facing lines of business launch and sell products and services quickly and cost-effectively, without needing to invest in dedicated infrastructure for each product.

To serve our multinational customers we offer our virtual private network (VPN) services. To provide these, we use our MPLS network and a combination of owned and leased fibre connections to interconnect our points of presence (PoPs) around the world. For the final connection into the customers’ premises, we either use our own existing circuits, or rent connections from telecoms operators in that country. We also have an extensive satellite network which provides customers with connectivity around the world, including to remote and hard-to-reach locations.

Our global IP Exchange platform (GIPX) continues to do well. Around 400 service providers are connected to it globally and this year we launched a new node serving the Middle East.

In-country networks

We have extensive networks in the UK, as well as in Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

Our UK fixed-line network is one of our most valuable assets and our investment in fibre broadband is key to delivering modern, superfast services to our customers. To meet the demand from businesses, we are continuing to expand the availability of Ethernet. And when our customers are away from their home or office, they can use one of more than 5m BT Wi-fi hotspots.

 Developments this year

This year we have:

•	improved our UK broadband network at the same time as reducing its running costs. We have made it more resilient to faults and it can now better cater for increases in traffic. And we have continued to extend the reach of our fibre network (see page 73);
•	engaged with our MVNO partner, EE, to develop new mobile services that allowed BT Consumer to re-enter the mobile market;
•	been developing the core network systems and radio infrastructure to be able to use our own 4G spectrum. This work focuses on small-cell, in-building solutions;
•	built the systems that will lay the foundation for the next generation of IP-based communication and future voice services;
•	rationalised our voice and legacy data networks so we are using less equipment and less energy; and
•	simplified the technology we use to provide all of our global network services (IP Connect, Ethernet Connect and Internet Connect). By using a single network router, rather than one for each service, we are able to reduce the cost of introducing these services. This has enabled us to offer Ethernet Connect and Internet Connect in eight new countries and 38 new cities on our own network this year.

Service platforms

We run a number of service platforms that combine our network and IT resources to underpin many of the key products we offer. These include:

•	BT Conferencing, which we offer to our customers around the world. BT MeetMe, is our audio conferencing service. It is also available with Dolby Voice for higher quality sound and a better user experience.
•	BT Cloud Contact, one of our contact centre solutions. For example, this has helped Etihad Airways better serve their customers. Callers from 37 different countries are automatically directed to the right language team, in any one of three global contact centres.
•	Our BT TV platform, which we have invested further in to support a growing number of customers and to increase the range of services we can deliver. We have added ‘red button’ interactive features. Our new Extra Box service provides multi-room viewing. And our people have implemented the technology to support our TV Everywhere service, and ensure Chromecast and Netflix services are compatible with BT TV.

IT systems

Our internal IT systems enable us to manage our processes, handle customer information and deliver our products and services. They are critical to serving our customers and running our business.

For example, our customer management systems hold our customer and billing information. They include the technology that is used when customers call a contact centre, and behind our online customer portals.

 We are making our systems simpler. And we are continuing to innovate. Last year we launched a system to analyse our own ‘Big Data’. We have seen the benefits of it this year. It has provided greater insight into potential line faults which has reduced the number of unnecessary engineer visits.

We currently have around 25 petabytes of data storage infrastructure spread across several sites. (If this storage was full of MP3-encoded songs, they would take about 50,000 years to play.) We expect the amount of data that we store to grow. Despite this, we are working on reducing the number of data centres we run, removing older server technology and using fewer IT applications. We are able to do this while increasing our storage capacity by using ‘virtualisation’. This increases our data centre utilisation by running many ‘virtual machines’ on each server.

 We are incorporating many innovations into our data centres to improve performance and power efficiency, as well as reduce cost. Developments such as adaptive power management and hot/cold aisle isolation help us to reduce power usage. These and other programmes will help us cut our IT energy use over the coming years.

Properties

We occupy around 6,350 properties in the UK and around 1,730 in the rest of the world. Most of our UK properties are owned by and leased from Telereal Trillium, part of the William Pears group, after we entered into a sale and leaseback arrangement with them in 2001.

Our freehold sites include our main strategic buildings: BT Centre; the BT Tower; and our R&D facility, Adastral Park in Suffolk.

Of our UK properties, 95% are operational, housing telecoms and broadband equipment. The rest are offices, customer contact centres, engineering depots, data centres and our BT Sport TV studio.

Find out more

The reach of our fibre network

on page

34	BT Group plc
Annual Report 2015

In the UK we continue to drive our programme of disposing of office and operational buildings we no longer need while consolidating office space in the remaining properties. This year we completed the closure of Keybridge House, a former international telephone and telex exchange in London. We sold this surplus building to Mount Anvil for £93m in February 2015 realising a profit of £67m. In addition, we have recognised a £45m charge in specific items for onerous leases as a property rationalisation cost (see page 83).

Outside the UK, 91% of our buildings are operational, housing our hosting and telecoms equipment. The remaining 9% are offices. This year we opened new offices in Gurgaon, Bangalore and Kolkata, as part of our strategy to invest in high-growth regions and support leading global companies. We also closed 25 offices around the world that we no longer need and delivered a net reduction of 14 operational sites, which helped our cost transformation.

 Research and development

BT has a long history of innovation, starting from our roots as The Electric Telegraph Company (the world’s oldest telecommunications company) in 1846.

For example, in 1926 we held the world’s first two-way, trans-Atlantic conversation by radio telephone from our wireless station near Rugby. And in 1943, Tommy Flowers, working in the telecommunications division of the General Post Office, developed the world’s first programmable electronic computer, Colossus. In 1968, we installed the world’s first digital telephone exchange. And we laid the world’s first purpose-designed optical fibre submarine cable in Loch Fyne, Scotland in 1980.

In the 30 years since our privatisation in December 1984, we pioneered many of the technologies that our business now relies on. For example, we were at the forefront of defining the global IP and broadband standards which mean our networks are capable of supporting the advanced video, business and internet services we have today. We were the first company to commercially launch single-mode fibre optics – the technology that underpins today’s high-speed networks. And we pioneered a technology that uses compressed air to blow fibre optic cables through conduits, which speeds up network installation.

Innovation, supported by our global research and development (R&D), enables us to offer the new services that customers want, and to find ways of doing things more efficiently and at lower cost. This year we invested £502m (2013/14: £530m) in research and development. We are one of the largest investors in R&D of any company in the UK, and globally in the telecoms sectora.

Since privatisation we have had over 13,000 patents granted and in 2014/15 we filed patent applications for 93 inventions (2013/14: 89). We routinely seek patent protection in different countries and at 31 March 2015 we had a worldwide portfolio of more than 4,500 patents and applications.

We bring together expertise and resources (both our own and third-party) at our six global development centres. Adastral Park, our technology headquarters, is home to over 65 high-tech companies. It is a world-leading innovation campus, employing around 3,700 people. This year we have continued to grow our development centres in Kuala Lumpur and Bangalore. These give us local technical expertise and spread our development more evenly around the world.

We are keen to work with people outside BT, from small start-up companies to some of the best universities around the world. We have extensive, long-standing, joint-research programmes with Cambridge University (UK), Massachusetts Institute of Technology (US), Tsinghua University (China), Khalifa University (UAE) and over 30 other universities globally. We continue to support a programme of co-innovation with start-ups in London’s Tech City. And our teams work with customers and other companies in the US, Asia, Europe and the

Middle East. They help us track the very latest global developments in new technologies, business propositions and market trends.

Our people help us innovate and improve our service to customers. This year our award-winning internal New Ideas Scheme had more than 2,000 submissions. As a result, we have identified more than £30m of benefit through new revenues and lower costs, and it is helping us provide a better service to our customers.

We run innovation showcases for our major customers, where they can discuss applications and solutions with our experts. And we get to hear first-hand what they need.

Under the brand of ‘Ingenious’ we are sharing BT’s innovation story with thought leaders, governments and the media. You can read more about Ingenious on page 35.

 Examples of our activities this year include:

•	Working on how to improve the future 4G mobile experience for our customers through the use of ‘femtocells’. These are low-cost, easy-to-install, low-powered devices that could be placed in customers’ homes or offices and in some cases offer a viable alternative to traditional mobile masts.
•	Performing extensive lab evaluations and field trials in the access network. This will help us provide higher broadband speeds even further from the exchange. We have been instrumental in the ratification of the ITU G.fast standard that paves the way for the next generation of ultrafast broadband over copper.
•	Investigating new ways to deliver TV services over our broadband network. Our trial of Ultra HDTV, streaming the 2014 FIFA World Cup, was a world first.
•	Focusing on many aspects of customer service, such as increasing the number of ‘quality of experience nodes’ in the network where we monitor service performance. These help us make sure that services like Netflix, BBC iPlayer and YouTube are performing well on our network.
•	Examining how we can use our technology in new ways. We are a major partner in MK:Smart, a UK-based Internet of Things (IoT) programme in Milton Keynes. It is addressing the challenge of supporting economic growth without exceeding the capacity of urban infrastructure. For example, by using sensors that assist city centre vehicle parking and reduce traffic congestion.

 Brand and reputation

Innovation is an important part of our history and an essential ingredient for our future. It is also key to our brand – one of our most important assets and a vital source of competitive advantage. We believe that well-managed brands drive business performance because they stand out in crowded markets.

a Comparison based on total R&D spend over 2004/05 to 2013/14. Data taken from EU

   Industrial R&D Investment Scoreboard, http://iri.jrc.ec.europa.eu/scoreboard.html

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	35

Partnerships continue to be an important part of the way we build our reputation and show our support for good causes.

•	We were the founding partner of the International Festival for Business which launched in Liverpool in June. A total of 68,600 delegates from 92 countries attended events over the 50-day programme.
•	We were the first commercial partner of the British Paralympic Association when it was founded in 1989. To celebrate its 25th anniversary we provided a grant to support grassroots disability sports clubs across the UK. We continue to support British Paralympians on their journey to the Rio 2016 Paralympic Games.
•	We were also an official supporter of the Invictus Games, an international sporting event for wounded, injured or sick servicemen and women. This was held in London in September 2014 and involved over 400 competitors from 13 nations.

Ingenious

In 2014, we ran a programme of events under the theme of ‘Ingenious’. This included events at high profile locations such as the BT Tower and Adastral Park. We launched the UK’s first National Inventors’ Day in December. The event was designed to celebrate the UK’s rich heritage of invention and inspire the next generation of creative thinkers. It was also a showcase of BT’s long history of innovation.

We also became the lead principal sponsor of the new Information Age gallery at the Science Museum in London. The gallery explores how the modern connected world was created through different technology networks such as radio and television broadcasting, the web and mobile communications.

 Stakeholders and relationships

Other than our people, our main stakeholders are: our customers; communities; shareholders; lenders; our pension schemes; suppliers; government; and regulatory authorities.

Our customers

We sell fixed-voice, broadband, mobile and TV products and services to consumers in the UK. For small and medium-sized enterprises, as well as larger businesses in the UK, we offer fixed-voice, broadband, mobility, networking and IT services. In both the UK and globally we offer managed networked IT services to multinational corporations, domestic businesses and public sector organisations.

Some of our customers are also our competitors. This is because we sell wholesale products and services to other communications providers in the UK and overseas.

You can read about our customers and the services we provide them in our lines of business section from page 53.

Communities and society as a whole

The investments we make will play a big part in benefitting society and the environment, proving that it is possible to do good and create business value at the same time.

Last year, we talked about our 2020 ambitions in three focus areas of creating a connected society, supporting charities and communities and delivering environmental benefits. This year we have introduced two additional areas – developing a culture of tech literacy and inclusive growth.

Our 2020 ambitions are now:

9	out of	10	9 out of 10 people in the UK will have access to fibre-based products and services.
10m			Help 10m people overcome social disadvantage through the benefits our products and services can bring.
5m			Help 5m children to receive better teaching in computing skills.
£1bn			Help generate more than £1bn for good causes, using our people, their skills and our technology, whilst inspiring two-thirds of our people to volunteer.
3:1			Enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business.

Creating a connected society

Digital inclusion is a key part of bringing our purpose to life. We are helping people on low incomes, with disabilities or who are elderly, to get online. An example of this is BT Basic, a product created specifically for a low income group. This low-cost product, combined with our digital skills programme (Get IT Together), helps those individuals to make the most of being online.

We share the increasing public concern about protecting children online. Through The Right Click: Internet Safety Matters, our partnership with UNICEF UK, we are delivering 600 online safety workshops across the UK, with BT volunteers providing parents and children with practical advice to keep them safe online. We have also invested in tools and resources to educate children and their families about staying safe while online.

BT Parental Controls is our free, network-based filter that lets families control internet access. In 2014/15 we contacted all our BT Broadband customers to raise awareness of this service.

Developing a culture of tech literacy

Increasingly every aspect of modern life is underpinned by technology. But even though young people grow up surrounded by technology, many of them do not understand the basic concepts of how it works. This could leave them unable to fully participate in society. We want to help build a culture of tech literacy for the nation. We want to inspire young people to move from simply being technology consumers to embracing the role technology can play in their lives, being confident with computational thinking, and aware of the way technology and data underpins our social infrastructure.

For more information on how we deliver both societal and business benefits, please refer to page 90, where we have outlined our progress.

Find out more

Our lines of business	Our performance against
on page	our 2020 ambitions

36	BT Group plc
Annual Report 2015

Supporting charities and communities

Our charity partners help millions of people in the UK and worldwide. Our communications technology can help them raise money quickly and function more efficiently, so they can focus on what they do best.

MyDonate is our commission-free online giving platform which underpins our fundraising and community support. We have supported various fundraising activities this year including Cancer UK’s Stand Up 2 Cancer telethon, Children in Need and Red Nose Day. We have also supported Disasters Emergency Committee appeals for Syria, the Philippines, Gaza and the Ebola Crisis – all using our MyDonate fundraising platform. In total, all these activities raised £30m this year.

We do not just support large scale telethons, but also smaller charities and individual fundraisers too – with over £21m being raised using MyDonate. We are investing in new technologies and extending the reach of MyDonate, as it is key to helping us deliver our £1bn 2020 goal.

The Supporters Club is our collaboration with our long-standing charity partner, Comic Relief. It aims to build a better world by bringing people together through sport. We provide grants to support charities and community sport foundations, to use sport as a vehicle for change in young people’s lives. BT Sport customers can make monthly donations of £1, £3 or £5 through their bill.

Increasing our customers’ sense of connection with The Supporters Club, and increasing donations, was a key priority in the year. To encourage more people to get involved, we included short films as part of our coverage of live sporting events which showed The Supporters Club is making a difference. Customer donations have raised £1.8m this year, with over 26 projects currently being funded, both in the UK and around the world.

 Delivering environmental benefits

We serve some of the biggest companies in the world, so helping them reduce carbon emissions can have a global impact. Many of them are sustainability leaders themselves. And more and more of our customers want to know how our products can contribute to their own sustainability commitments.

We lead by example as we are reducing our own environmental impact and minimising waste, and are working with our suppliers to help them do the same. We have an integrated approach to cost reduction and carbon abatement – many of our solutions directly reduce our customers’ carbon emissions, save money and use fewer resources. For example, our conferencing facilities reduce the need for travel.

Our shareholders

We have around 900,000 separate shareholders. Over 20% of them have held shares since BT was privatised 30 years ago. As well as the Annual Report and Annual General Meeting, we keep our shareholders up to date with how we are doing through regular mailings. These often include offers on our products and services that are only available to shareholders. Our website includes press releases, newsletters, presentations and webcasts that can also keep our shareholders informed.

The majority of our shares are held by institutional investors. We have an extensive investor relations programme aimed at keeping existing shareholders informed and attracting new ones. This programme includes:

•	reporting quarterly results, accompanied by a conference call or presentation from senior management;
•	regular ‘teach-ins’ on key topics (for example this year we covered regulation and cost transformation); and
•	meetings and conference calls with investors both in the UK and around the world.

In 2014/15, we held 369 meetings or events with institutional investors. This compares with 421 in 2013/14 and 259 in 2012/13.

We were voted the best company for investor relations in England in the Extel Survey 2014. Across Europe, we were voted the second best in the telecommunications sector.

Our lenders

Our relationships with our lenders, mainly banking institutions and bond holders, play an important role in our treasury and funding strategy. These relationships are vital for funding the business and meeting our liquidity requirements (see page 85).

Our pension schemes

We operate defined benefit and defined contribution pension schemes. The largest is the BT Pension Scheme (BTPS) which has 306,500 members. You can read more about it on page 89.

Our suppliers

Our suppliers from across the world play a vital role in helping us to provide our products and services and deliver our strategy. We spent £9.4bn with our suppliers this year (2013/14: £9.8bn). The top 100 represent around 61% of our annual spend.

The mix of our suppliers continues to evolve as we move into new markets, such as televised sport and mobility.

Our approach to procurement

We have around 320 people in 26 countries working with suppliers to deliver our procurement strategy.

We want to get the most from our suppliers – especially from their diversity, skills and innovation.

As part of our cost transformation programmes, we have concentrated on making the most of our relationships with our largest suppliers to get even better value.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	37

This year we introduced our Purchase Order intercept programme. This involves reviewing all purchase orders to make sure that we are optimising our spend across BT. The new Central Business Services centre (see page 23) is supporting our procurement division and is growing in numbers to support this programme.

We are continuing to review our supply base and have deactivated around 3,300 suppliers from our procurement systems in the last 12 months. Our supply base now includes new categories of suppliers to support our new markets.

During the year we launched the Procurement Profession, part of the Academy (see page 31). This is helping to improve the skills of our people. Our ambition is to have all of our buyers accredited and licensed. And for a few of our expert practitioners to be recognised externally as fellows of the Chartered Institute of Procurement and Supply (CIPS). Currently we have two practitioners who are fellows of CIPS.

Choosing our suppliers

It is important to us that we know who we are doing business with and who is acting on our behalf. So we:

•	choose suppliers using an established set of principles which seeks to make sure both we and the supplier act ethically and responsibly;
•	check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way; and
•	measure factors such as a supplier’s energy use, environmental impact and labour standards.

You can find out more at www.selling2bt.bt.com

Labour standards in our supply chain

We want our suppliers’ employees to experience working conditions that meet the standards we have developed. We send our suppliers an ethical standards questionnaire. Based on their responses, we follow up with any suppliers identified as high or medium risk. This year we met 96% of our target to achieve 100% follow-up within three months.

We also visit supplier sites to make sure they meet our standards. This year we visited 47 sites (2013/14: 54 sites) around the world.

Number of on-site supplier assessments
Year ended 31 March
2013	49
2014	54
2015	47

To comply with the Dodd-Frank Act and our Securities and Exchange Commission (SEC) obligations, we asked certain suppliers whether their products contain certain minerals which may have been sourced from conflict areas such as the Democratic Republic of the Congo. In June 2014 we filed the required report covering 2013 with the SEC which described our due diligence and reflected the responses we received. We will file the report for 2014 in June 2015.

Paying our suppliers

This year the average number of days between invoice date and supplier payment was 60 days (2013/14: 62 days).

Suppliers can choose to use the BT Supplier Finance scheme. It offers contracted suppliers the chance to be paid early which reduces their financing costs. We introduced it in September 2013 and it is now one of the largest supplier finance schemes in the UK, supporting over £1.2bn of spend annually.

You can find out more about the BT Supplier Finance scheme at www.selling2bt.bt.com/Payment/SupplierFinance/

It is particularly attractive for SMEs (who make up around 50% of our supply base) and it supports UK Government initiatives to encourage small business growth. We also follow the Better Payment Practice Code set up by the Government in partnership with business organisations across the UK.

You can find out more about the Better Payment Practice Code at www.payontime.co.uk

Human rights

As a provider of communications services across the world, we could impact the human rights of our employees, workers in our supply chain, customers and communities in a number of different ways.

Our statement of business practice, ‘The Way We Work’, sets out our commitment to respecting human rights. It gives employees, suppliers and anyone working on behalf of BT guidance on how we expect them to behave.

We believe the areas that could be most affected by our business are the human rights to privacy and freedom of expression. Our policies on privacy, security, anti-corruption and bribery, diversity, inclusion, health, safety, wellbeing, conflict minerals and sourcing with human dignity help mitigate risks in these and other relevant areas.

In last year’s Annual Report we said we would carry out a Board-level review of our human rights policy and further develop our compliance framework. We have now completed this review. We assessed our operations in the UK against stakeholder expectations on how businesses should respect human rights. We have taken advice from both a leading law firm and a global, non-profit human rights consultancy.

The review showed that we have strong processes to manage human rights impacts arising with our employees, such as highly developed diversity and wellbeing measures. We also have a clear approach to freedom of expression, based on our belief that our customers should have the choice, whenever possible, to access the services and content they want. The review did identify opportunities to strengthen our human rights policy and governance, and to be more transparent about our operations and interactions with government.

Our Operating Committee and Board considered the recommendations and have approved an implementation programme to further enhance our approach to human rights. This programme will begin later in 2015. We have established a human rights steering group to achieve this. It is sponsored by the Operating Committee and will have broad representation across our key functions and lines of business. More information can be found at www.bt.com/deliveringourpurpose

Find out more

The Academy	BT Supplier Policy www.selling2bt.bt.com	BT Supplier Finance Scheme www.selling2bt.bt.com/ Payment/SupplierFinance/	Better Payment Practice Code www.payontime.co.uk

38	BT Group plc
Annual Report 2015

Our relationship with HM Government

We are the largest supplier of networked IT services to the UK public sector. We work with more than 1,300 organisations across central, local and devolved government, healthcare, police and defence to provide some of the UK’s most vital services. For example, we run N3, the National Health Service’s secure national network. We provide telecommunications services to the Ministry of Defence. And we have recently started working with the Welsh Government to operate the Wales-wide public sector broadband network and with Devon and Cornwall Police to provide their IT services.

We can be required by law to do certain things and provide certain services to Government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning. The Secretary of State can also require us to take certain actions in the  interests of national security and international relations.

Regulation

In our markets in the UK and around the world, communications and TV services are regulated by governmental and non-governmental bodies. This is to make sure that CPs and broadcasters abide by common standards and rules, and that nobody is disadvantaged by those providers with strong positions in their markets. Below we explain the regulatory framework and some of the recent and upcoming decisions taken by regulators and how they affect us.

European Union (EU) regulation

In EU countries, electronic communications networks and services are governed by directives and regulations set by the European Commission (EC). These create a Europe-wide framework covering services such as fixed and mobile voice, broadband, cable and satellite TV.

The directives include rules covering access and interconnection, universal service obligations and a requirement for national regulators to review markets for significant market power (SMP) every three years. Companies with SMP typically have a market share of 40% or more and are able to do things such as increase prices without losing business to competitors (as would happen in a fully competitive market).

The directives also cover how regulators set price controls which can have a major impact on the companies subject to them. The rules require national regulators to consult with the EC on any price control decisions before they are finalised to make sure they are consistent with European regulations.

The EC announced its strategy for the Digital Single Market on 6 May 2015 which included a plan to review the EU Telecommunications Framework. As part of this review, the EC aims to assess how to encourage investment in infrastructure and how to make current telecoms and media rules fit for new challenges and new providers. The EC will also consider a European approach to spectrum management.

UK regulation

The telecoms and broadcasting industries are regulated primarily by Ofcom (the UK’s independent regulator) within the framework set by the various European directives, the Communications Act and other UK and EU regulations and recommendations. The telecoms sector is subject to an extensive ex-ante regulatory framework set out under the European Common Regulatory Framework whereas broadcasting and pay-TV is only subject to a mixture of separate, specific regulation and general competition law.

The Communications Act and Ofcom

The Communications Act gives Ofcom legal powers and sets out how electronic communication and broadcasting services should be regulated in the UK. It includes the conditions set by the European directives.

Ofcom’s main duties are:

•	to further the interests of citizens in relation to communications matters; and
•	to further the interests of consumers in relevant markets, where appropriate by promoting competition.

Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with. Some conditions, known as General Conditions, apply to all CPs. These mainly deal with protecting consumers’ general access and interconnection, planning for emergencies, providing information to Ofcom and allocating and transferring phone numbers. Other conditions apply to certain companies that are universal service providers or that Ofcom has decided have SMP in a particular market.

We are the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain obligations. The main one is to make sure that basic fixed-line services are available at an affordable price to all consumers in the UK. We are also obliged to provide public payphones.

We have SMP in a number of markets including Business Connectivity (eg Ethernet, backhaul), Fixed Access (eg LLU, GEA, WLR) and Wholesale Narrowband (eg Call Origination). Ofcom’s market reviews are therefore very important for us. Following a market review, if Ofcom decides that a CP has SMP, it can put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

Anyone can appeal against Ofcom’s decisions through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

In March 2015, Ofcom announced a major review of the digital communications market. The Strategic Review of Digital Communications will examine competition, investment, innovation and the availability of products in the fixed-line, broadband and mobile markets. It will focus on three areas in particular:

•	ensuring the right incentives for private-sector investment, which can help deliver availability and quality of service;
•	maintaining strong competition and tackling obstacles or bottlenecks that might be holding the sector back; and
•	identifying whether there is scope for deregulation in some areas.

The first phase of the review will examine current and future market factors that may affect digital communications services, and current regulatory approaches. To inform this work, Ofcom intends to engage with a wide range of stakeholders – including industry, consumer groups, the UK Government and devolved administrations – through meetings and workshops. This phase of the review is expected to conclude with a discussion document in summer 2015.

BT’s Undertakings

In response to Ofcom’s 2005 Strategic Review of Telecommunications, we gave some legally-binding undertakings under the Enterprise Act 2002. These Undertakings (which included the creation of Openreach) began in September 2005. They aim to give clarity and certainty to the UK telecoms industry about the way we provide ‘upstream’ regulated products. This in turn supports effective and fair competition in related ‘downstream’ markets.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete. We are pressing incumbent operators around the world, and their national regulatory authorities, for fairer cost-related wholesale access to their networks.

We are in discussions with both the EC and US regulatory authorities over what we believe to be premature deregulation of parts of the US telecoms market. This has made it more difficult for non-US CPs to enter and compete in the US, while European telecoms markets remain open to competition from US operators.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	39

Impact of regulation

There were a number of regulatory decisions and outcomes of appeals that affected us during the year and will impact us in the future.

Fixed Access and Wholesale Broadband Access Market Reviews

•  In June 2014, Ofcom completed its reviews of both the Fixed Access market (covering WLR, LLU, GEA, ISDN 2 and ISDN 30 products) and the Wholesale Broadband Access (WBA) market (covering IPstream, Datastream and WBC).

•  Ofcom continued to impose charge controls on the markets where we have SMP. These controls cover the three years to March 2017.

•  During this period, the artificially low price of full LLU will be phased out to better reflect the actual costs of providing the service to CPs.

•  Ofcom did not impose price regulation of wholesale fibre broadband (GEA).

•  For WBA, Ofcom enlarged the size of the area where competition is greater and where we are free to set prices as we wish.

Fibre broadband margin

•  In May 2013, Ofcom opened an investigation following a complaint which alleged that BT has abused its dominant position, such that the margin between the prices BT Consumer charges for some of its fibre broadband products, and the wholesale price charged by Openreach for the relevant network inputs, is insufficient to allow other CPs to compete profitably.

•  In October 2014, Ofcom closed the investigation having found no grounds for taking any action.

•  Separately in June 2014, Ofcom consulted on proposals for an ex-ante margin squeeze test. Ofcom issued its final statement in March 2015. Ofcom’s indicative assessment was that we were likely to be making a sufficient margin to pass the test.

•  We are required to submit to Ofcom a formal margin test report demonstrating compliance before the end of May 2015 and then every six months.

•  We believe the design of the test is flawed and are considering our options, including an appeal.

Ladder pricing

•  Ladder pricing links the level of BT Wholesale’s termination charges for hosting non-geographic numbers (such as 0800, 0845 numbers) to the retail call prices charged by mobile network operators (MNOs) to their customers for calling such numbers.

•  Our ladder pricing policy was disputed by the MNOs. The CAT found in our favour in August 2011, but this was overturned by the Court of Appeal in July 2012.

•  In July 2014 we won an appeal to the Supreme Court that means that MNOs must pay BT outstanding charges for the period starting prior to the CAT judgment in August 2011. BT has now reached financial settlements with all the MNOs.

•  We also raised ladder charges in relation to other number ranges which had also been disputed. These were heard at the CAT in February 2015. BT and all the MNOs have now reached financial settlements in relation to those charges.

Pay-TV

•  In June 2010, Sky appealed to the CAT against Ofcom’s decision to regulate Sky Sports 1 and 2.

•  In August 2012, the CAT decided in Sky’s favour. We successfully appealed the CAT’s decision and in February 2014, the Court of Appeal published its judgment that the CAT must now reconsider the case.

•  Sky requested permission to appeal the Court of Appeal judgment at the Supreme Court. This was rejected by the Supreme Court in October 2014.

•  In November 2014, the CAT ruled that Sky must supply Sky Sports 1 and 2 to BT on IPTV on an interim basis until it has concluded its review of the case. (Sky Sports 1 and 2 continue to be provided on Digital Terrestrial TV).

•  This allowed us to offer Sky Sports 1 and 2 to our customers on our YouView set-top box.

•  In March, the CAT held a hearing about which panel should hear the case. In May, the chairman of the panel decided to recuse himself from hearing the appeal, and a new chair will need to be appointed. The CAT will also need to determine the process for reconsidering the case, as required by the Court of Appeal.

•  In November 2014, following a complaint by Virgin Media, Ofcom opened an investigation under the Competition Act 1998 and the Treaty on the Functioning of the European Union into the joint-selling arrangements of live UK broadcast rights for FA Premier League football matches.

•  Ofcom has consulted interested parties, including BT, and is currently in an information-gathering stage.

Ethernet dispute appeal

•  In December 2012, Ofcom issued final determinations on disputes over historic Ethernet pricing. Ofcom concluded that between April 2006 and March 2011 the prices we set for certain Ethernet services were too high, resulting in an overcharge of £151m over this period. We disagree with the determinations and both BT and the affected CPs appealed various points to the CAT.

•  In August 2014 the CAT handed down its judgment that rejected BT’s appeal against the amount of the overcharge and judged that BT should also pay interest on this amount. This matter has been referred to Ofcom.

•  We disagree with the CAT’s judgment and have applied for permission to appeal to the Court of Appeal.

Business Connectivity Market Review

•  During the year Ofcom began its pre-consultation process ahead of reviewing the business connectivity markets and the associated leased line charge control.

•  We expect the first round of consultations in spring 2015 with the new regulations applying from April 2016.

•  Ofcom’s review will consider, amongst other things, the merits of introducing a new passive dark fibre remedy as well as the scope for further deregulation, reflecting an increasingly competitive market.

Wholesale Narrowband Market Review	• In April 2015, Ofcom issued a ‘call for inputs’, being the first stage in its review of the wholesale fixed call origination, termination and interconnection markets.	• The review will consider whether regulation of call origination is still appropriate and whether further charge controls are required when the current controls end in September 2016.

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Natural resources

As well as trying to minimise our use of precious natural resources, we are also maintaining our focus on reducing our waste.

We try to reduce the amount of materials we use in our operations, and to reuse them rather than dispose of them. Many of our waste materials can be turned into resources and redirected back into the supply chain.

We use a number of specialist contractors to recycle materials that we cannot reuse. These include cables, network equipment, wood and other mixed recycling such as paper and cardboard. For hazardous waste materials such as batteries, fluorescent light tubes and oil, we use specialist contractors who make sure the waste is recycled and managed according to legislation. We have around 2,000 sites which each produce more than 500kg of hazardous waste a year. They are registered with the appropriate UK environmental authority.

Water usage

Most of the water we use is used in washrooms and catering facilities at our offices. We also use water to cool equipment at our offices and telephone exchanges. This year we began a programme to install water meters at sites that together account for half of our total water use in the UK. The new meters provide half-hourly water measurements, giving us a more accurate understanding of how we use water and helping us spot leaks more quickly. This will help us identify where we can save water and we estimate this alone will help us cut our water use by 2% in 2015/16.

Energy use and carbon footprint

BT TSO is responsible for managing the group’s energy consumption and for putting strategies in place to cut our carbon footprint.

We have signed long-term Power Purchase Agreements with wind and solar farms. These will provide 16% of our electricity needs in Great Britain from next year. One contract connects a large solar farm to our R&D facility at Adastral Park. We believe this is the largest arrangement of its kind in the UK and will provide up to 75% of the electricity needed by the Park on sunny days.

In Great Britain we spent around £306m on energy and fuel this year (2013/14: £296m), the increase from last year reflects higher energy prices. We estimate our energy savings programme delivered a 3.2% reduction in consumption and is expected to generate over £36m in annualised cost savings. This is the sixth consecutive year that we have achieved a reduction and takes the total savings calculated on this basis to £168m.

a We have restated our worldwide energy consumption and GHG emission figures for previous years following improvements to our data. Previous estimates of energy usage have been updated with measured figures.

To track our carbon emissions, we report two C02 equivalent (C02e) intensity measures:

•	Since 2008, we have had an ambitious carbon emissions reduction target linked to our economic contribution to GDP. This year we reduced our worldwide net carbon emissions per unit of value added (our contribution to GDP) by 79% compared with 1996/97.
•	To help benchmark our performance against other organisations, we also report our intensity as net emissions (scopes 1 & 2) per unit of revenue. Our figure of 13.6 tonnes C02e per £ million of revenue reflects an 84% reduction since 1996/97.

We report all of the greenhouse gas (GHG) emission sources required under UK regulations. We have used the GHG Protocol Corporate Accounting and Reporting Standard with UK Government GHG Conversion Factors for Company Reporting 2014 and International Energy Agency Conversion Factors. The chart below reports our GHG emissions and defines scopes 1, 2 and 3. We reduced our total worldwide net CO2e emissions by 1.4% this year.

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Our risks

Like all businesses, we are affected by a number of risks and uncertainties. These may be impacted by internal and external factors, some of which we cannot control. Many of our risks are similar to those felt by comparable companies in terms of scale and operation.

Principal risks and uncertainties

In this section we explain some of the principal risks and uncertainties affecting us. These risks have the potential to impact our business, brand, people, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so too has our response to them.

Our Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

External factors can present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating the risks, while at the same time seeking to capitalise on opportunities that may emerge.

We recognise the particular uncertainty that political and geo-political risks present, both in the UK (for example the Scottish independence referendum in 2014) and globally. We now monitor these through a separate sub-committee of our Group Risk Panel.

In the principal risks section below, we talk about what we are doing to stop our main risks materialising, or to limit their impact. Our principal risks and uncertainties should be considered along with the risk management process, the forward-looking statements in this document and the cautionary statement regarding forward-looking statements, which you can read on page 209.

How we manage risk

We need to manage risk so we can meet our objectives, build shareholder value and promote our stakeholders’ interests. We have a group-wide risk management process, and we show its four stages below.

Changes over the year

In 2013/14 we improved the way we manage risk through enhancing our risk management training, formalising the linkage between our investments and our principal risks and proactively assessing emerging risks. This year we made further improvements including:

Project and programme risk management

We developed an enhanced risk management policy, process and toolkit to provide guidance to colleagues managing risk in projects and programmes. This was supported by additional training for our project management community.

Risk appetite

Risk appetite (the nature and extent of the risks we are prepared to take) has been reviewed by both the Board and the Operating Committee this year. We have also progressed this work in our lines of business, for example using risk appetite to help determine the relative criticality of different IT systems.

Risk culture

Aligning with our organisational health programme, we have identified opportunities to build into the behaviours being embedded into our business, a culture that positively supports active and open risk management.

Enterprise Risk Management framework

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Our principal risks

Risk description	Impact	Link to strategy

Security and resilience

The resilience of our IT systems, networks and associated infrastructure, including our core data centres and exchanges, is essential to our short and long-term commercial success.

We face a variety of hazards that could cause significant interruptions to the delivery of our services. These include component failure, physical attack, theft of copper cable and equipment, fire, explosion, flood, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and the failure of key suppliers. A cyber security incident or logical attack could also trigger service interruption.

We also have a responsibility to many millions of customers, both business and consumer, to ensure their electronic information remains confidential, accurate, secure and available. The same holds true for our own data, information and intellectual property.

A breach of our security, or compromise of data or resilience affecting our operations, or those of our customers, could lead to an extended interruption to our services or even affect national infrastructure. The impact of such a failure could include: immediate financial losses due to fraud and theft; termination of contracts; immediate loss of revenue where orders and invoices cannot be processed; contractual penalties; lost productivity and unplanned costs of restoration and improvement; prosecution; and fines.

Additionally, reputational damage may arise, undermining market confidence and jeopardising future revenues. Ultimately the welfare of individuals might be put at risk where services cannot be provided or personal data is misappropriated.

• Deliver superior customer service

Major contracts

We have a number of complex and high-value national and multinational customer contracts.

The revenue arising from, and the profitability of, these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, their budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies with the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract.

Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies.

The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in some of these highly complex contracts.

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of particular transformational contracts could also negatively impact profitability.

Earnings may be reduced or contracts may even become loss-making through loss of revenue, changes to customers’ businesses, business failure or contract termination. Failure to replace the revenue and earnings lost from these customers could lead to an overall reduction in group revenue, profitability and cash flow.

• Deliver superior customer service • Transform our costs • Invest for growth

Trend indicates management’s perception of how the pre-mitigation risk has moved year on year	Pre-mitigation risk is increasing/worsening	Pre-mitigation risk is at a similar level	Pre-mitigation risk is lessening/improving

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Changes over the last year	Risk mitigation

In the past year we have had to deal with an unprecedented increase in the volume and intensity of cyber attacks. We recorded more top priority incidents in the last three months of 2014 than were experienced in the previous two years. The attacks were aimed not just at BT, but also at our customers, with the potential to disrupt others and cause collateral damage to BT services.

Following a comprehensive review of the resilience and disaster recovery capability of our critical systems, databases and exchanges, we have invested in enhancing site resilience based on our target levels of acceptable risk. We have also invested significantly in geo-resilience (ie cross-site recovery) for our critical systems where this did not previously exist, and have already seen a return on this investment through seamless failover and continuity of service during planned and, occasionally, unplanned outages.

We manage the risk of service interruption through a robust control framework that focuses first and foremost on prevention, supported by tried-and-tested recovery capabilities. We have also undertaken a large-scale estate resilience programme during the year, through which we have continued to invest in developing our resilience and recovery capabilities in instances where the risk has been shown to exceed acceptable levels for us. We have a rolling programme of major incident simulations to test and refine our crisis management procedures. An intensive focus on controlling the volume of network changes has also reduced the number of incidents.

The replacement of equipment that is approaching the end of its service life has provided opportunities to invest in new, more resilient facilities. We also benefit from having geographically-distributed locations that support cross-site recovery, avoiding the need to invest in new sites just for this purpose.

Our security strategy aims to prevent, deter and minimise the consequences of attacks. Our defences include physical protection of our assets, encryption of data, control of access rights, real-time analysis and sharing of intelligence, and continuous monitoring for intrusion, modifications and anomalies. We can rapidly adjust firewalls to automatically block most malicious data traffic. These measures combine to reduce the likelihood of a major incident and help ensure that interruption or damage can be contained and dealt with promptly and effectively.

In response to the increased cyber threat, we have strengthened our defences, invested in new tools, techniques and skills to monitor threats, and increased our capacity to deal with attacks. We have also started a major programme to restructure our IT estate to make it quicker and easier to manage the incidents when they occur.

Tough market conditions and competitive pressures continue in many global regions while in some we are experiencing higher growth in volume of business due to previous investments we have made. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note this year has been the number of broadband contracts with local authorities through the BDUK programme now entering the delivery phase of the contract lifecycle. While these contracts carry a different risk profile, we apply our established risk governance and reporting processes to ensure that risks and mitigation activities are identified and reported to management.

Our group-wide risk governance and reporting, along with line of business local governance and risk management processes, provide the visibility of key risk and mitigation activities. Assurance is provided via independent audits and at an individual contract level through an independent review programme based on multiple selection criteria or by senior management request. Progress on risks and mitigation actions agreed at these independent reviews are monitored and reported to relevant senior managers to ensure progress can be tracked. A separate, dedicated team provides assurance over our BDUK programme.

We have skills development programmes to enhance the ability of our people to identify and manage risk and to make sure learning from previous experience is included in training materials. The scope and availability of training opportunities continue to grow in line with BT-wide learning and development initiatives.

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Risk description	Impact	Link to strategy

Pensions

We have a significant funding obligation in relation to our defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme).

The BTPS faces similar risks to other defined benefit schemes. Future low investment returns, lower interest rates, high inflation, longer life expectancy and regulatory changes may all result in the cost of funding the BTPS becoming a more significant burden on our financial resources.

The next valuation of the BTPS is scheduled to take place as at 30 June 2017 and an increase in the pension deficit may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on our share price and credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

• Transform our costs

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

	Failure to achieve sustainable, profitable revenue growth could erode our competitive position and reduce our profitability, cash flow and ability to invest for the future.	• Invest for growth

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Changes over the last year	Risk mitigation

The actuarial valuation of the Scheme as at 30 June 2014 was announced on 30 January 2015. This has provided certainty over the level of cash contributions required until the next triennial valuation is concluded. When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date.

When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds, which have fallen significantly since 30 June 2014. If a lower investment return assumption is adopted at the 30 June 2017 valuation, the liabilities would likely increase, potentially leading to a higher level of deficit payments.

The BTPS entered into longevity insurance and reinsurance arrangements on 4 July 2014 to help protect the Scheme against costs associated with potential increases in life expectancy. These arrangements covered approximately 25% of the Scheme’s total exposure to increases in longevity.

On 16 July 2014 the Court of Appeal handed down its judgment on the scope and extent of the Crown Guarantee, which was granted by the Government on BT’s privatisation. This judgment has provided welcome clarity although the Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

The investment performance and liability experience, as well as the associated risks and any mitigation, are regularly reviewed and monitored by both us and the BTPS Trustee. The BTPS has a well-diversified investment strategy, which reduces the impact of adverse movements in the value of individual asset classes and helps ensure that an efficient balance of risk and return is maintained.

Our financial strength and cash generation provide a level of protection against future variations in the funding position of the BTPS. The funding liabilities also include some buffer against future negative experience, as legislation requires that liabilities are calculated on a prudent basis.

The UK economy grew by 3% in 2014 however, customers are cautious with their spending. Price and value for money remain the main decision drivers for many consumers and small businesses. At a global level, continuing economic uncertainty remains a factor causing corporate customers to delay or downscale infrastructure upgrades and significant investment decisions.

Competition in our markets is strong. In the UK, new providers of fibre to the premises are entering the fibre access market, offering alternatives to the Virgin Media and Openreach networks. In the TV and content markets, TV viewing habits are changing with the increasing use of on-demand viewing via over-the-top content services providers.

Fixed-mobile convergence is a trend visible in many Continental European countries and increasingly in UK markets. A number of providers are competing in this space. BT’s proposed acquisition of EE may stimulate other operators to react to fixed-mobile convergence provided the UK market develops in this way.

Our mitigation of this risk centres on successfully executing our strategy. We believe that delivering this strategy, with its focus on broadening and deepening our customer relationships, delivering superior customer service, transforming our costs and investing for growth, will together help us deliver sustainable, profitable revenue growth. We are investing in our business, in areas such as fibre, TV/content, voice/mobility, UK business markets and through our focus on global companies. Our extensive cost transformation programmes continue to deliver savings and will support profitability trends.

We also believe we can mitigate this risk by seeking changes in regulation to level the playing field so that we can compete effectively in adjacent markets for the benefit of our customers.

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Risk description	Impact	Link to strategy

Communications industry regulation

Regulation impacts our activities across all jurisdictions.

In the UK, Ofcom can require us to provide specific wholesale services on specified terms following market reviews. The scope and form of that regulation is reviewed every three years and can include controls on the level of prices we can charge for regulated inputs. It has powers to investigate and enforce the regulatory rules in place and can impose fines on us for non-compliance. Ofcom also has powers to regulate the terms on which we are supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels – and this impacts our costs and the scope of services we are able to provide to our customers. Ofcom can also resolve disputes between BT and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

Regulatory impacts are highest in the UK where BT is subject to direct regulation in a number of areas following periodic market reviews. Based on the latest Regulatory Financial Statements for 2013/14, around £5.2bn of our revenue (of which £2.8bn is to downstream parts of BT) is from wholesale markets where we have been found to have Significant Market Power following market reviews. Most of these revenues are subject to charge controls which require us to reduce our prices annually by a defined percentage in real terms. Controls are usually set for three years and will constrain revenues during that period.

When other CPs ask Ofcom to resolve disputes with us, there is a risk that Ofcom may set the prices at which services must be supplied and/or require us to provide specific services. In certain circumstances, Ofcom can adjust historic prices and require us to make repayments to CPs.

Regulation outside the UK can impact (i) our revenue, by limiting our ability to compete through overly-restrictive licensing requirements or ineffective regulation of access to other networks and (ii) our costs, by defining and controlling the terms of access to necessary regulated inputs.

• Deliver superior customer service • Transform our costs

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption.

We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and so cover our global operations. As we expand globally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption. We also have to ensure compliance with trade sanctions, and import and export controls.

	Failure by our employees, or associated persons such as suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would depend on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.	• Deliver superior customer service • Transform our costs

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Changes over the last year	Risk mitigation

Over the last year, we have seen regulatory activity in a number of areas which are summarised in Regulation on pages 38 and 39.

We have a team of regulatory specialists (including economists and accountants) who, together with legal experts and external advisers, continuously monitor and review the scope for changes in the regulatory rule set and potential disputes with other CPs. This team maintains an ongoing dialogue with regulators and other key influencers to understand the regulatory outlook and to ensure our positions are understood. We push for fair, proportionate, consistent and evidenced-based regulation across markets and jurisdictions. We actively engage in supplying evidence and analysis for all market reviews, charge controls and disputes/investigations to manage the risks arising from specific decisions in any given year.

We are also able to appeal any regulatory decisions where we believe errors have been made. We will also raise disputes and complaints under the relevant regulatory framework or competition law where we face problems gaining access to wholesale services – such as access to other networks or to wholesale pay-TV channels.

The importance of conducting business ethically is becoming increasingly recognised across the globe as more countries pass anti-corruption and bribery legislation. In the UK, deferred prosecution agreements are available to the UK Serious Fraud Office for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any significant cases resulting from the UK Bribery Act, but there continue to be many significant enforcement actions brought under the FCPA.

We have a number of controls in place to address risk in this area. These include a comprehensive anti-corruption and bribery programme, and ‘The Way We Work’, which is our statement of business practice and which is available in 14 languages. We ask all BT employees to sign up to its principles and our anti-corruption and bribery policy. We have specific policies covering gifts and hospitality and charitable donations and sponsorship. We run a training programme with a particular focus on roles such as those in procurement and sales.

We regularly assess our business integrity risks to make sure that the appropriate mitigation is in place. ‘Speak Up’ is our confidential hotline, which is operated by an external third party with all reports passed to the Director of Ethics and Compliance for review and investigation. Our internal audit team regularly runs checks on our business. We also use external providers to carry out assessments in areas we believe to be higher risk, to ensure our policies are understood and the controls are functioning. We selectively conduct due diligence checks on third parties including suppliers, agents, resellers and distributors. Our procurement contracts include anti-corruption and bribery clauses.

We have implemented a policy to adhere to applicable sanctions and export control laws. The policy requires approval on all contract bids involving a country where sanctions are imposed by the EU or the US. The policy also mandates that our internal shipping system is used to arrange all international exports. The system conducts compliance checks and flags any orders which require an export licence.

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Risk description	Impact	Link to strategy

Supply chain

We operate in a global supply market. This enables us to procure third-party products and services that help us deliver to our customers wherever they are. There are often several links in the ‘chain’ of supply of a product or service to us. The integrity and continuity of this supply chain is critical to our operations and therefore a significant risk to our business.

We are committed to ensuring that all dealings with suppliers, from selection and consultation through to contracting and payment, are conducted in accordance with our trading and ethical policies. See Suppliers on page 36.

We have a number of suppliers that we have identified as critical. The failure of one of these suppliers to meet its obligations could cause significant harm to our business.

We are committed to evaluating and responding to any associated risks where geo-political and market forces could impact our suppliers’ ability to support BT.

While the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to adversely impact customer service, our investments and our brand. In many cases, the costs associated with the failure of a critical supplier could be significant, particularly if this means we have to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue or penalties.

We are continually testing the global market for new sources of supply but this brings its own challenge of suppliers becoming more geographically and culturally diverse from our customers.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

• Deliver superior customer service • Transform our costs

Customer data processing

As a major data controller and processor of customer information around the world we recognise the importance of adhering to data privacy laws. Every day we process the personal data of millions of consumer and business customers and we want individuals to feel confident that when they give their personal data to us they can trust us to do the right thing with it.

Being trusted with customer data goes further than making sure it is secure. It is about ensuring the integrity of the personal data we process, only retaining the information that we need to provide customers with the services for which they have signed up. It is also about being transparent around how we use that data, making sure the personal data is processed legally, fairly and in line with customers’ rights and wishes. Through embedding a robust data governance framework we have reinforced our expectations around personal data with our employees, partners and third parties.

As a telecoms and internet service provider we operate under a stringent 24-hour reporting regime to notify the UK Information Commissioner’s Office (ICO) should we become aware of a personal data security breach and to notify those individuals who may have been impacted without undue delay.

Failure to comply with relevant data protection and privacy laws could result in varying degrees of negative impact for BT. These include the possibility of regulatory enforcement action, fines, class actions, custodial sentences and a regulatory instruction to cease processing data.

We could also face reputational damage and financial loss from the failure to meet our legal requirements, as well as incurring costs resulting from termination of customer contracts and subsequent customer churn. Companies, such as Sony which has suffered high profile data incidents, have seen a significant negative impact on their share price combined with additional costs associated with non-compliance.

• Deliver superior customer service

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Changes over the last year	Risk mitigation

We have increased our focus on category management of suppliers. Category management is a process that means our buyers can consolidate specific categories of spend across all our businesses, so we can maximise the operational and procurement synergies. It helps mitigate the risk of BT not reaching its cost transformation objectives by enabling us to leverage better deals with our suppliers; and to intercept purchase orders where better terms are available elsewhere.

Increased focus on in-life contract management of our critical suppliers is delivering benefits in terms of improved supplier contract performance and risk control.

We conduct supplier risk analysis as part of our sourcing strategy, and where possible, take actions to reduce risk, such as through dual sourcing.

We undertake on-site supplier assessments, to evaluate the risks associated with a supplier’s capability, capacity and competence to meet our requirements in a predictable, ethical and sustainable manner.

BT operates a comprehensive in-life risk management process called ‘Supplier watch’ that recognises the supplier’s criticality to our strategy and operations; and scans for changes across a range of commercial, financial, operational and reputational risks. We check that the appropriate level of supplier governance is in place across the group; and test that appropriate business continuity arrangements are in place for the risk of supplier failure. Over 330 critical suppliers, as nominated by the operational owners of the business units that depend on them, are covered by the process.

We look for signs of supplier distress that enable us to mitigate the risk before it materialises. A small number of our critical suppliers went into administration in 2014/15, but, in each case, we were appropriately prepared with a business plan that minimised disruption to our customers.

Socio-political, economic and environmental conditions in certain markets and geographies continue to challenge some of our suppliers; and highlight the need for appropriate due diligence across our supply chain.

Protecting our brand from events in the supply chain, such as corrupt practices, the sourcing of conflict minerals or possible human rights abuse, continues to demand a high degree of focus.

National regulatory authorities have demonstrated an increasingly aggressive stance over the last 12 months with the application of financial penalties to both private and public organisations in breach of their data privacy obligations.

For the first time in the UK, the ICO imposed more fines than Ofcom. Outside the UK, global organisations felt the force of their domestic regulators with notably the French Information Commissioner (CNIL) and the US Federal Communications Commission’s Enforcement Bureau imposing significant penalties on organisations for poor compliance practices.

The sensitivity of this risk is expected to increase as new, more robust data privacy laws are introduced throughout the scope of our operations. The continuing debate around the future EU General Data Protection Regulation is already influencing how multinational businesses address this risk.

We have a Privacy & Data Governance team which is led by the Chief Privacy Officer and has continued to recruit individuals with the appropriate skills and experience as the remit of this team expands.

The Chief Privacy Officer oversees a robust governance and monitoring framework. This defines roles and responsibilities as part of a wider approach to data assurance which utilises independent audits and reviews. We track all mitigations to resolution to ensure that senior management are aware of the risk and how it impacts respective parts of our business.

We have developed new online tools and awareness programmes to make sure that our people comply in their day-to-day activities where they handle personal information. In addition to raising awareness of Privacy by Design, an approach to projects that promotes privacy and data protection compliance from the start, we have also deployed Privacy Impact Assessment tools as part of the design process around new products and services.

Our focus on broader training and awareness will see a new data privacy module, which our people will need to complete, deployed with role-specific scenarios for specific job families. As part of this bespoke approach to managing the risk, for the first time we will have a module designed specifically for the contact centre environment to highlight the diverse number of responsibilities our contact centre people have when dealing with customer data.

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Risk case-studies

Raising standards in major contracts

We describe the risks associated with our major contracts on page 42.

High-quality management of large contracts, including the thorough handling of risks, benefits us and our customers. Improved contract management, including increased focus on risks, will generate improved contract performance, in addition to improved customer experience.

How we managed the risk

One example of how we improved our contract management capability this year was the launch of the ‘Gold Standard’ programme. This programme aims to standardise high-quality benchmarks – for example, around revenue assurance, cost assurance and resource allocation – that are repeatable so that all major contracts apply best practice principles including those associated with handling of risks. All major contracts will be assessed against strict ‘gold standard’ criteria and those contract teams below the benchmark will be developed/coached for improvement in order to attain the standard.

Outcome and lessons learned

There is a correlation between ‘gold standard’ and high-performing contracts, so as the ‘gold standard’ base increases, we should experience a reduction in risk exposure and an improvement in the numbers of customers extending their contract term.

Other benefits have included a more focused contract management community who have seen that shared learning helps them manage their contracts.

Reduction in physical security incidents

For a company the size of BT, protecting our physical assets around the globe is a huge task. We have in the region of 8,000 sites globally, ranging from small rural UK telephone exchanges keeping communities supplied with vital communications through to major Latin American data centres serving multinational companies. All areas of the physical estate are important for us to deliver services to our customers: from poles, holes and cables in the ground to high-end routers, switches and firewalls. The protection of our network assets relies on us being able to deter, delay, detect and respond to any criminal activity, in addition to our service restoration capabilities.

How we managed the risk

Having an up-to-date inventory of where our assets are is key to being able to prioritise investments in order to protect them. We are able to use our network topology, alarming and inventory systems, coupled with threat-monitoring information from law enforcement partnerships to mitigate our risks. In 2014/15 our investment and proactive initiatives led to a 30% overall reduction in reported incidents. The investment included a mix of new tools, improved risk assessment techniques, building security controls and mobile security guard patrols.

Innovation plays a key role – for example our network security armoury includes the ‘Rabit’ (Rapid Assessment of Incidents within BT) alarm monitoring system, developed to give proactive notification of a cable cut by identifying loss of broadband service.

Outcome and lessons learned

While we see a downward trend in the number of incidents, we continue to develop and look for innovative security solutions to protect our physical estate. Continuous improvement of our security strategy is deemed vital to support customer service and business growth opportunities.

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EE acquisition: risks

Our proposed acquisition of EE creates additional risks for BT beyond those captured in our principal risks and uncertainties. In the section below we highlight those risks relating to the acquisition, and new risks that would be relevant to the enlarged group. We described these risks in the shareholder circular in relation to our proposed acquisition of EE and repeat them below.

Risks related to the acquisition

In the period through to completion of the acquisition there are risks relating to the deal itself, as well as business risks during this transitional phase.

Approval of the acquisition

Completion of the acquisition is conditional upon satisfaction or, where capable of being waived, waiver of various conditions. In the event that these conditions are not satisfied or, where they can be waived, waived by the ‘long stop date’ (or a later date which we agree with the sellers), the Share Purchase Agreement will automatically terminate. There can be no assurance that the conditions will be fulfilled or waived, or that the acquisition will be completed.

The acquisition is subject to merger control approval from the Competition and Markets Authority (CMA) in the UK. Approval from the CMA may take longer than expected to obtain, may not be granted, or may be granted subject to conditions or remedies, including BT’s or EE’s divestment of assets or businesses and/or restrictions on the conduct of the enlarged group. Any of these could delay or jeopardise completion, impose sustained additional costs for the enlarged group and/or materially reduce the anticipated benefits (including synergy benefits) of the acquisition, or result in a material adverse effect on the enlarged group’s business, financial condition and results of operations.

EE’s performance prior to completion of the acquisition

The anticipated benefits and synergies of the acquisition have been developed based on assumptions regarding (among other things), EE’s financial and operational performance, including in the period before completion when EE’s performance is outside our control. During this time, EE’s performance – and that of BT – could be negatively impacted by one or more of the following:

•	an adverse event, or events, affecting EE which would not give rise to a right of BT to terminate the acquisition;
•	as a result of the planned acquisition, some of BT’s or EE’s customers or strategic partners may terminate or reduce their business relationships with the enlarged group, for example to avoid sourcing too great a proportion of services from a single company;
•	potential customers of BT or EE may delay entering into, or decide not to enter into, a business relationship with BT or EE until completion because of perceived uncertainty over the acquisition;
•	EE may fail to retain key personnel and other employees; and
•	third parties may terminate or alter existing contracts with EE as a result of the acquisition, in particular where ‘change of control’ or similar clauses apply.

If any of these happen, the value of EE may be less than the consideration paid by BT and, accordingly, the net assets of the enlarged group could be reduced. This could have a material adverse effect on the enlarged group’s financial position.

Realising synergies following integration

BT is targeting significant synergies from the acquisition. The financial planning for the enlarged group is based partly on realising these synergies, which include expected operating cost savings and capital expenditure savings of £360m per year, to be realised in the fourth full year following completion. Combining the respective businesses is also expected to give rise to further benefits. These include (among other things), fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The success of the enlarged group will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses.

Some of the potential challenges in combining the businesses may not be known until after completion. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the enlarged group’s businesses. We may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There is also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies, which are expected to be around £600m, may exceed expectations.

Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on the enlarged group’s businesses, financial conditions and results of operations, including its ability to support its pension deficit.

Increased cost of debt

The enlarged group may face increased costs when it seeks to refinance or repay its debt as a result of its increased level of debt following the acquisition.

The acquisition will be funded in part by a £3.6bn debt bridge facility, which may be extended for an additional 12 months following its one year maturity.

The costs and other terms on which the enlarged group is able to refinance the debt bridge facility and other longer-term indebtedness will depend partly on market conditions; unfavourable economic conditions could impact the cost and terms on which the enlarged group is able to access capital markets to refinance its indebtedness which may increase its cost of capital.

Risks to the enlarged business

Although a number of the risks EE faces are similar in nature to those potentially impacting BT today, there are also a number of distinct risks that the enlarged group will face that we do not currently perceive to be significant threats to BT.

This section outlines some of those new risks and uncertainties, but it is not exhaustive. These risks have the potential to impact the enlarged group’s business, brand, people, assets, revenue, profits, liquidity or capital resources.

Our Enterprise Risk Management framework will continue to operate in the enlarged group and provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

52	BT Group plc
Annual Report 2015

Handset and network development

The enlarged group’s operations will depend partly on the successful deployment of continuously evolving telecommunications technologies.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies for the enlarged group.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across BT’s, EE’s and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by, or a reduction in profitability of, the enlarged group.

Technological change and market acceptance

The enlarged group may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, the enlarged group may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as its competitors.

These risks exist in the mobile telecommunications area (such as mobile data services or other advanced technologies which are supported by advanced smartphone products). They also exist in the non-mobile telecommunications areas (such as mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators based on their choice of technology could put the enlarged group at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end user device) develop substitutes for BT’s and EE’s own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The introduction of mobile handsets with VoIP functionality may adversely affect the enlarged group’s pricing structures and market share in its mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, the enlarged group may be unable to compete effectively, which may have an adverse effect on our business and operations.

Supplier failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison Whampoa Limited. The failure of this joint operation to fully support the enlarged group’s interests and goals, or any material disruption to the operation of EE’s network sharing arrangement, could cause significant harm to the enlarged group’s business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on the enlarged group’s business and operations.

Spectrum pricing and regulation

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, 3G and 4G services and EE is a party to an ongoing consultation with Ofcom in relation to this. Any significant increases in spectrum pricing applicable to the enlarged group could have a material adverse effect on its business and results of operations.

Ofcom may, after consultation, vary conditions in relation to spectrum licences. EE will monitor any developments from regulators relating to the allocation of mobile spectrum in the UK.

The scope and form of the regulation of wholesale services is reviewed every three years and can include controls on the level of prices charged for regulated inputs.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT then a wider range of existing regulations will apply to the enlarged group and a broader range of new and/or modified regulations may be directed at us.

Network and licence investment

EE (as well as BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network which was launched in October 2012. EE expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality. It may acquire new spectrum licences with licence conditions which may include network coverage obligations or increased licence fees. Accordingly, the rate of the enlarged group’s capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services (in particular, the cost of new spectrum licences and network infrastructure, eg for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on the enlarged group’s business and operations and could result in significant write downs of the value of spectrum or other licences or other network-related investments.

If the current economic climate worsens, the enlarged group may decide, or be required, to scale back capital expenditure. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in our mobile telecommunications network (including additional spectrum), new technology and our other businesses and therefore could have an adverse effect on our future growth and the value of radio spectrum.

Transmission of radio waves

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile communications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organisation has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, the enlarged group cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing the enlarged group’s ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of the enlarged group’s wireless technology. These concerns could also lead to litigation against the enlarged group. Any restrictions on use or litigation could have an adverse effect on the enlarged group’s business and operations.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	53

Our lines of business

This section explains more about our lines of business. We provide information on the products and services we sell. We explain the different customers and markets we serve, the trends we are seeing in our markets and how each of our lines of business performed this year.

We also describe the role and responsibilities of BT TSO, our internal service unit.

54 How we are organised 55 BT Global Services 59 BT Business 64 BT Consumer 68 BT Wholesale 71 Openreach 76 BT Technology, Service & Operations

Our customers

Our customers range from UK consumers to global corporations.

 Our products and services

Our lines of business offer products and services tailored to the types of customers they are targeting. We have launched a number of innovative products this year. And many of our products allow our customers to reduce their carbon footprint.

 Line of business performance

We explain how each of our lines of business did this year. We describe their operational and financial performance and how they delivered against the three pillars of our strategy.

54	BT Group plc
Annual Report 2015

Our lines of business

Our business is structured to best serve our customers – responding to their needs and delivering value to them.

How we are organised

We have five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach. They are supported by our internal service unit, BT Technology, Service & Operations.

BT Global Services is our largest line of business by revenue, generating 38% of the group’s external revenue. BT Consumer is the next largest, contributing 24%.

Around 60% of Openreach’s revenue is generated from other BT lines of business so its contribution to external group revenue is the smallest, at 11%. Total Openreach revenue is equivalent to 28% of group revenue. It is the group’s largest EBITDA contributor, generating 41% of the total, reflecting the return it earns on its extensive network assets. But as a capital-intensive business, Openreach incurs costs relating to depreciation, which are not reflected in this EBITDA contribution.

BT Global Services’ EBITDA margins are below those of the other lines of business. At 17%, its proportion of group EBITDA is therefore below its overall revenue contribution.

Almost 40% of our people work in Openreach. Many of them are engineers, responsible for maintaining and upgrading our networks. A quarter of our people are in BT TSO and within group functions, supporting all the customer-facing lines of business. And 20% work in BT Global Services, with many supporting and serving our customers worldwide.

Internal reorganisation

With effect from 1 April 2014 BT Conferencing and BT Security were moved into BT Global Services from BT Business and our central group functions respectively. We did this to help us simplify the way we provide integrated collaboration solutions to our global customers, better compete in the market and take full advantage of global opportunities.

These organisational changes did not impact the results of BT Consumer, BT Wholesale or Openreach and had no impact on the total group results. We have restated the comparative results for BT Global Services, BT Business and Other to present them on a consistent basis. We have provided further information, including the amounts involved, in note 4 to the consolidated financial statements on page 155.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	55

BT Global Services

We are a global market leader for managed networked IT services. We help around 6,500 large corporate and public sector customers across more than 170 countries embrace the digital age, innovate and work more efficiently.

By combining our strengths in networks, IT and innovation, with our global reach, local delivery, industry expertise and professional services, we help our customers to make connections and create new possibilities. 62% of our people are based outside the UK, in nearly 60 countries.

We provide specific solutions and expertise to ten key industry sectors through four regional operations:

Markets and customers

We work for around 6,500 large corporate and public sector customers in more than 170 countries worldwide. We provide services for:

•	98% of the FTSE100 companies;
•	82% of the Fortune 500 companies;
•	96% of Interbrand’s annual ranking of the 50 most valuable brands in the world;
•	over 90% of the world’s top financial institutions; and
•	public sector organisations in 22 countries around the world.

Across the world, our main competitors are global telecommunications companies such as AT&T, Orange, Telefónica, Verizon and Vodafone. We also compete against IT and business process management companies, the latter particularly in the UK public sector.

We generate over two-thirds of our revenue from corporate customers. Of these, financial institutions are our largest segment, generating 18% of our revenue in the year.

The public sector generated 20% of our revenue. As a leading supplier to the UK Government’s Public Services Network (PSN), we are helping the Government to drive its digital agenda. However, we expect to face continued declines in the revenue we earn from the UK public sector due to lower levels of government expenditure.

Around 10% of our revenue comes from providing a range of services to other telecoms companies, of which half is transit revenue.

Our top 1,000 customers generate around 90% of our revenue. These companies typically allocate less than 10% of their total IT and communications spend with us. So we see an opportunity to grow our share of their spending.

The UK is our largest region by revenue. Financial institutions and government and healthcare customers are particularly important in this market. We have been ranked by Current Analysis as the number one provider in the UK public sector, as well as a leader in the UK IP telephony and unified communications market.

We have a strong presence in Continental Europe, with national networks and metropolitan fibre rings in most major markets, including Belgium, France, Germany, Italy, the Netherlands and Spain. In this region we serve a large number of customers in the pharmaceutical, retail, financial services and automotive industries.

The US and Canada region is important for us because of the high proportion of multinational corporations headquartered there. However our biggest challenge in the US continues to be ineffective regulation of wholesale access to incumbent operator networks. The US regulator is taking steps to analyse this market, and we are actively engaged in the process.

The high-growth regions of Asia Pacific, the Middle East and Africa (AMEA) and Latin America are increasingly important for our customers. We are helping multinationals expand into these areas and supporting local companies as they grow internationally. We continue to invest in these markets by adding products and services and improving our network and IT infrastructure.

56	BT Group plc
Annual Report 2015

This year, we launched an innovative global campaign ‘the Art of Connecting’ to help our customers address business challenges in areas such as cloud, mobility and security. To improve the way we provide integrated solutions to our global customers, BT Security and BT Conferencing moved into BT Global Services in April 2014.

Influential analyst firms recognise us in the markets for global network services and communications outsourcing and professional services. This year we were positioned as a Leader in Gartner’s 2015 Magic Quadrant for Network Services, Global for the 11th time. We have also been recognised as a Leader in Gartner’s 2014 Communications Outsourcing and Professional Services Magic Quadrant for the fifth consecutive yeara.

The markets we operate in are competitive and we continue to face pricing pressure. But we see good growth potential in the areas where we are investing. For example, Ovum predicts unified communications services will grow at a rate of 18% a year globally over the next three yearsb. Gartner forecasts that cloud computing services will grow globally at a rate of 31% a year over the next three yearsc. And it expects managed security services to grow at a rate of 15% a year globally over the same periodd.

Products and services

We deliver value to our customers by bringing together a broad portfolio of products and services with industry-specific solutions and consulting expertise. Our network is at the core of what we provide. We have simple product categories organised around what our customers need. These are:

[a]	Gartner, Magic Quadrant for Communications Outsourcing and Professional Services, Christine Tenneson, Eric Goodness, Bjarne Munch, 04 November 2014.
Gartner, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, 14 January 2015.
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organisation and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
[b]	Hosted and Managed Unified Communications Services Forecast, 2014-19 (Ovum, January 2014).
[c]	Forecast: IT Services, Worldwide, 2013-2019, 1Q15 Update (March 2015).

BT Connect

Our network services connect our customers to their people, to their own customers, to the cloud and to the world. We offer a range of flexible, intelligent and secure IP, Ethernet and internet virtual private network services. We deliver these in more than 170 countries over a range of access technologies including DSL, Ethernet and satellite.

BT Assure

Customers are prioritising security as cyber attacks become more common and potentially more disruptive. We provide a range of products and services to help protect organisations against these threats including firewalls, web security, intrusion prevention and threat monitoring.

BT One

Businesses communicate in a number of different ways – by phone, instant messaging, email, audio and video conferencing and data-sharing solutions. They want these channels to be integrated and work together easily and reliably. Our collaboration services help customers simplify their communication channels and transform the way they interact with their customers, colleagues, partners and suppliers.

BT Contact

Our contact centre services help our customers build stronger relationships with their customers. We offer a number of ways for them to communicate together, including email, web chat, video, social media and the phone – either via automated systems or dedicated advisers. Our cloud solutions give companies more control over their costs, allowing them to change capacity in response to demand.

BT Compute

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services across our network, from 46 data centres around the world. Our services range from traditional telehousing and colocation to the latest public, private and hybrid cloud solutions.

BT Advise

We have experts around the world who provide consulting, integration and managed services to our customers. They have a range of specialisms, certifications and accreditations to make sure our customers get the best out of our products and services. Our approach looks beyond technology to create solutions that work across all areas of an organisation.

Industry propositions

Our innovative sector-specific solutions help our customers overcome challenges unique to their industry. For example, our ‘BT for Retail’ portfolio enables retailers to enhance shoppers’ in-store experience by sending targeted messages to mobile devices and using intelligent in-store signage. And our Field Force Automation solutions provide mobile employees such as field engineers with access to corporate applications wherever they are.

[d]	Forecast: Information Security, Worldwide, 2013-2019, 1Q15 Update (April 2015).
The Gartner Report(s) described herein, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch (Gartner, January 2015) and Magic Quadrant for Communications Outsourcing and Professional Services, Christine Tenneson, Eric Goodness, Bjarne Munch (Gartner, November 2014) and Forecast: IT Services, Worldwide, 2013-2019, 1Q15 Update (March 2015) and Forecast: Information Security, Worldwide, 2013-2019, 1Q15 Update (April 2015) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	57

Our customers often use our products and services to reduce their impact on the environment. For instance, our BT One unified communications and collaboration services helped Sasol achieve travel savings of more than a million kilometres, preventing 40 metric tonnes of carbon emissions, in the first six months of the contract.

Organisations also look to us to help them innovate to enhance their customers’ experience and engagement. We are working with Alder Hey Children’s Hospital in Liverpool to develop a patient entertainment system for their new hospital. We are also partnering with Coca-Cola in South Africa to set up wi-fi on their drinks machines, providing free internet access to impoverished communities (see page 16).

Performance in the year

We have consolidated our position as a global leader for managed networked IT services. We have improved our customer service. We grew revenuea in the high-growth regions of the world and Continental Europe, but lower public sector revenue resulted in overall revenue declining. Despite this, we grew EBITDA driven by our cost transformation activities. Our operating cash inflow of £349m was lower than we achieved last year, when we had benefited from some early customer receipts.

Key facts:

Operating performance

We achieved an order intake of £6.5bn, down 7% after last year benefited from some large contract re-signs. In line with our strategy to grow our share of wallet, we increased our new business order intake with our top priority customers.

[a]	Underlying excluding transit.

Contracts we won in the year include:

Customer	Contract

Cathay Pacific (BT Contact)	To provide the airline’s global call centre infrastructure.

Genome Institute of Singapore (BT Compute)	Cloud Compute infrastructure to create a cloud-based next generation genome sequencing environment.

Kimberly-Clark (BT One)	To implement and manage cloud-based solutions for a global network of 42,000 users.

Procter and Gamble (BT Connect)	Managed network and security services in more than 80 countries.

Sasol (BT Connect)	Managed security, conferencing, collaboration and other network services connecting 118 sites across the world.

Smart DCC, subsidiary of the Capita Group (BT Assure)	A security solution for the UK smart metering programme.

Société Générale (BT Connect)	Voice and data communications services across 30 countries. We will also deploy wi-fi services across 70 sites in France.

Royal Mail (mobility services)	Provision of 76,000 handheld devices to UK postmen and women for scanning parcels.

Welsh Government (BT Connect)	To provide the country-wide public sector broadband network, supporting more than 80 public service organisations across 4,000 sites.

Deliver superior customer service

We gather feedback from our customers in many different ways, including through our global account management teams and by using surveys.

This year we have made progress on improving customer service by enhancing our systems, processes and the way we manage our relationships with customers and suppliers. However, our customers tell us there is still more we can do to keep them better informed and further improve our speed of service delivery, particularly in the UK.

During the year we:

•	improved the speed of service delivery of our main products by 25%. We will continue to act on feedback and focus on this in 2015/16;
•	reduced a backlog of orders for IP Connect Global (our main global MPLS product) by more than 70%, which will mean we can deliver services more quickly in the future;
•	introduced new service packages to make it easier for customers to choose the level of service support they need; and
•	introduced new processes for our major accounts to make sure we deal with issues quickly.

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Annual Report 2015

As a result of these improvements, we increased our Right First Time measure 8.6% this year (2013/14: 0.6%). While we saw an improvement in loyalty among our top global customers, overall customer loyalty declined 2% to 75%. Improvements in customers’ likelihood to recommend BT and their perception of BT as a business partner were offset by changes in spending patterns and a greater focus on value for money among some of our customers.

We try to make a positive difference to the communities where we do business. Through our Connecting Africa project and our work with international charity SOS Children’s Villages, we launched a programme to develop a healthcare management IT system. This will be deployed at seven SOS Medical Centres in six African countries in 2015/16.

We are also helping the United Nations and NetHope in Sierra Leone to tackle the Ebola crisis by quickly extending satellite capability to improve communications.

Transform our costs

We reduced our underlying operating costs excluding transit by 5%, reflecting the impact of lower revenue as well as our cost transformation programmes. We have driven costs down by applying best practice from other parts of the group and by taking our forensic UK approach overseas. In the year we continued to:

•	optimise our operating model. We simplified our organisational structure in Switzerland and Eastern Europe by rationalising management layers. This will save £5m a year, and has removed process failures and improved customer service;
•	reduce failures in our processes. For example, we have reduced the lead times for ceasing third-party access circuits that we no longer need, saving over £20m a year;
•	transform and optimise our global network. We are building new network infrastructure that supports our core products, increases coverage and lowers the cost of long distance access lines; and
•	improve third-party supplier value for money by negotiating better commercial terms. We are also directly insourcing the delivery of some of our products and services.

Invest for growth

We have continued to invest to enhance our global capabilities in line with the plans we shared last year. For example, we have invested in our global account management capabilities and made our products and services more flexible and better at working together.

We have also invested in:

•	the high-growth regions. We have extended the reach and features of our services. We launched new, cloud-based, unified communications and collaboration services in AMEA, and added cloud-enabled data centres in countries including Argentina, Colombia and South Africa;
•	our network. By building acceleration and security features into the network we are increasing application performance, reducing bandwidth costs and improving security for our customers. We extended Ethernet Connect to ten new countries, bringing the total to 60. We launched Internet Connect Reach to expand internet coverage in more than 190 countries and territories. And we added ten new IP Connect points of presence (PoPs) in countries including Iceland and Malaysia;
•	our core products and services. We added an innovative new service to our BT Contact portfolio which allows businesses to send short, personalised videos to their customers. We introduced BT Assure Threat Defence to help our customers better identify and react to sophisticated cyber security threats. We also made BT MeetMe with Dolby Voice available in more countries, integrated it with Cisco WebEx and Microsoft Lync and launched the Dolby Conference Phone;
•	industry-specific solutions. We launched BT Netrix HiTouch, a new touchscreen device for financial markets. It allows traders to tap into hundreds of applications, market data feeds and communications services, all delivered by the BT Radianz Cloud. We also opened two retail experience showcases, one in New York and one in Milan; and
•	BT Advise. We have simplified our offers, improved our consulting methodologies and are better at aligning our advisory services with our products and industry sectors.

Financial performance

Year ended 31 March	2015 £m	2014 £m	[a]	2013 £m	[a]
Revenue	6,779	7,269		7,392

– Underlying revenue excluding transit	(4)%	(1)%		(6)%

Net operating costs	5,732	6,228		6,442
EBITDA	1,047	1,041		950

Depreciation and amortisation	519	616		634
Operating profit	528	425		316
Capital expenditure	468	516		535

Operating cash flow	349	499		314

[a]	Restated, see notes 1 and 4 to the consolidated financial statements.

Revenue decreased 7% (2013/14: 2%) including a £206m negative impact from foreign exchange movements and a £9m decline in transit revenue. Our key revenue measure, underlying revenue excluding transit, decreased 4% (2013/14: 1%), primarily reflecting lower UK public sector revenue.

We generated growth in underlying revenue excluding transit of 9% in the high-growth regions (2013/14: 16%) reflecting the signing of key deals and the benefit of newly-launched capabilities, products and services. Continental Europe generated 2% growth in underlying revenue excluding transit (2013/14: 2% decline) reflecting higher spending by our existing customers.

UK revenue decreased 11% (2013/14: 4%) mainly reflecting continued declines in public sector trading. Underlying revenue excluding transit in the US and Canada declined 3% (2013/14: 2%).

Operating costs decreased 8% (2013/14: 3%). Underlying operating costs excluding transit decreased 5% (2013/14: 2%) reflecting the impact of lower revenue and our cost transformation programmes.

EBITDA increased 1% (2013/14: 10%) and was up 3% excluding foreign exchange movements. Depreciation and amortisation decreased 16% (2013/14: 3%) as a result of lower depreciation on some UK public sector contracts and the impact of some assets becoming fully depreciated. Operating profit increased by £103m or 24% (2013/14: £109m or 35%).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	59

Capital expenditure decreased 9% (2013/14: 4%). EBITDA less capital expenditure increased by £54m to £579m compared with an increase of £110m last year.

Our operating cash inflow of £349m was £150m lower than last year. This was largely driven by a year-on-year impact of around £120m from early customer receipts in the fourth quarter of last year.

Key priorities

We are focused on strengthening our position as a global leader. Our future priorities include:

•	building broader and deeper relationships with our major customers;
•	improving our award-winning products and services with a particular focus on security, mobility and cloud-based services;
•	transforming our customer service through improving customer journeys end to end, increasing automation and launching new service propositions; and
•	driving down cost to become a more efficient organisation, letting us invest in the things that set us apart from our competitors.

BT Business

BT Business provides communications and IT services in the UK and the Republic of Ireland (RoI). We serve around 900,000 customers, with a leading position in fixed-voice, networking and broadband services.

BT Business has four customer-facing divisions:

UK SME

UK SME supplies small businesses in Great Britain (typically up to 100 employees) with fixed-voice, broadband, mobility, networking and IT services. It also has three specialist businesses:

Business	Providing:

BT Redcare	Fire and security alarm signalling services, surveillance networks and control room services.

BT Directories	Directory Enquiries, The Phone Book, website services, operator services and call handling for the emergency services.

BT Payphones	Public, private and managed payphone services.

UK Corporate

UK Corporate supplies larger businesses in Great Britain (typically 100-1,000 employees) with fixed-voice, broadband, mobility, networking and IT services. We offer bespoke solutions in addition to our core portfolio of products.

BT Fleet also sits within this division. It is one of the UK’s leading providers of fleet management, vehicle maintenance and accident management services.

BT Ireland

In Northern Ireland, we are the largest provider of communications services for SMEs and a leading supplier of networked IT services for public sector and corporate customers.

In the Republic of Ireland, we provide networked IT services for the public sector and large businesses and we provide wholesale services to other communications providers.

60	BT Group plc
Annual Report 2015

BT Business Solutions

We have four specialist IT services businesses:

Business	Providing:

BT IT Services	IT equipment and networked IT solutions, managed and support services, and consulting services.

BT Business Direct	IT and communications hardware and software, including computing and networking equipment, sold online.

BT Expedite	IT services for the retail sector.

BT Tikit	IT products and services for legal and accountancy firms.

BT IT Services was created from the former BT iNet and BT Engage IT, which were integrated into one unit and rebranded this year. For BT Business customers, it sells its products through the UK SME and UK Corporate channels (mainly the latter). It also sells to customers of BT Global Services and BT Wholesale. BT Business Direct, BT Expedite and BT Tikit have their own direct sales functions.

Markets and customers

There are 5.2m businesses in the UK with up to 1,000 employees (the main market addressed by BT Business). This is higher than last year, mainly reflecting growth in the number of small companies and sole traders. Excluding sole traders (many of whom buy from consumer-focused suppliers such as BT Consumer), there are 1.3m businesses.

The types of services that companies buy from us depend on their size, number of locations, maturity and the industry in which they operate. Small businesses typically buy fixed-lines, mobile and broadband. Larger customers buy a broader range of products and services from our portfolio, which is the widest on offer in the UK.

We have around 900,000 customers including more than half of FTSE350 companies. Major customers include:

•	retailers like Fat Face, WHSmith and Pets at Home;
•	charities like Barnardo’s and Oxfam;
•	service organisations like glh Hotels and Odeon Cinemas;
•	financial organisations like International Currency Exchange; and
•	educational institutions like University College London.

We are focused on three main markets: fixed-voice and data; mobility; and IT services. We expect these markets to increasingly converge over the next few years as technology and customer needs change.

Fixed-voice and data

The fixed-voice and data market for businesses with up to 1,000 employees is worth around £4.0bn. Our share is around 30%d. We compete against more than 300 resellers and fixed network operators. Our main competitors are Alternative Networks, Azzurri, Colt Group, Daisy Group, KCOM Group, TalkTalk, Virgin Media, Vodafone and XLN.

Fixed-lines

There are 7.7m (2013/14: 8.3m) business lines in the UK, including those used by both SMEs and large corporate businesses. Some of these lines are provided by BT Global Services. There are more lines than individual businesses as many customers buy more than one line.

The number of business fixed-lines has gone down over the last few years. Companies have replaced some of them with VoIP or mobiles. Businesses have also made fewer calls over their fixed-lines because of the growth in email and other online communication such as instant messaging. Call volumes in the market are 12% lower than a year earlier.

BT has a 43% market share of business lines (excluding VoIP), down two percentage points in the year.

Broadband

The market for broadband continues to grow, but more slowly now that most businesses already have it. In contrast, demand for fibre broadband is growing strongly, as customers migrate from copper-based broadband to benefit from the higher speeds.

We are the largest business broadband provider in the UK, with over a third of the market for businesses with one or more employees (ie excluding sole traders who mostly buy from consumer providers).

Networking

We are the leading provider of fixed networking services in the UK with around a quarter of the market. The overall market continues to grow but the mix within it is changing. Ethernet and dedicated internet access services are growing most strongly, while the market for leased lines continues to decline.

[d]	This is lower than we reported last year because we now include a broader definition of unified communications services in the total market size and we exclude revenue from customers with more than 1,000 employees in our market share calculations.

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Mobility

This market is growing in importance for us. Customers increasingly want to bring their fixed and mobile services together for more flexible ways of working. Around 70% of SMEs use both fixed and mobile services.

The part of the mobility market that we target is worth around £7.2bn. We have just a 1% share of this. This small share gives us a sizeable opportunity for growth.

The overall business mobile market continues to grow, driven by sales of tablets and 4G smartphones. Market revenue from the sale of voice and data services is fairly flat. Small but growing areas include mobile device management solutions (for companies to manage their mobile estate), applications that let companies give employees mobile access to their enterprise systems, and communication between networked-devices (machine-to-machine) such as cash machines and vending machines.

Our main competitors are O2 and Vodafone. They offer fixed products as well as mobile and are increasingly targeting opportunities for converged services. Our proposed acquisition of EE will allow us to accelerate the sale of converged fixed-mobile services to business customers and offer new services, using both companies’ product portfolios, skills and networks.

IT services

The IT services market is very diverse, ranging from off-the-shelf hardware sales to large outsourced solutions. Competition is fragmented with providers often focusing on specific customer-types, industry sectors or technologies. Our main competitors are Computacenter, Dimension Data, Kelway, Logicalis, Phoenix, SCC and Softcat.

We focus on those products and services which best fit our capabilities or have the potential to drive cross-selling opportunities. We typically target businesses with 250 to 5,000 employees. For the larger ones, BT Global Services sometimes sells our IT services on our behalf.

We estimate that the parts of the market we serve are worth around £8.4bn, of which we have around 6% share. Those areas of the market that are growing include cloud services, hosting, infrastructure and security. We see these as attractive opportunities for us to grow our share of the overall market.

Products and services

We offer a wide choice of fixed, mobile and IT services. These range from standalone products to managed services and customised solutions in order to suit the needs of customers from small start-ups to large enterprises.

Fixed-voice

Our fixed-voice services range from standard calls and lines, to fully-managed office phone systems and contact centre solutions. This year we launched BT Cloud Voice and BT Cloud Phone to add to our growing portfolio of VoIP services.

•	BT Cloud Voice provides cloud-based unified communications capabilities (such as call-routing, conferencing, call-recording, online management and mobile and desktop applications) delivered over a BT internet connection.
•	BT Cloud Phone is also a hosted communications service delivered over a BT internet connection, but it is tailored for those smaller SMEs with simpler needs, delivered through an easy-to-use suite of portals and mobile and desktop applications.

Broadband and internet

We provide a range of internet access options including BT Business Broadband (over copper connections), BT Business Infinity over fibre-to-the-cabinet (FTTC) and fibre-to-the-premises (FTTP) and BTnet dedicated internet access.

We refreshed our broadband portfolio this year, introducing three simplified pricing tiers for BT Business Broadband and BT Business Infinity. For the latter we launched the Business Hub 5, which uses the latest wireless technology to deliver faster wi-fi. We now include Microsoft Office 365 for free with higher-tier broadband options.

Networking services

Our voice and data networking services support customers who need to connect more than one site. Products include Ethernet, IP Virtual Private Network services (which connect sites using IP connections), SIP trunking (which transports voice calls over IP networks), leased lines, cabling infrastructure and local area networking solutions. This year we launched an integrated proposition that offers BTnet dedicated internet access together with a managed firewall.

IT services

Our specialist IT services offer design, delivery, management and support, and are built around seven key portfolio practices:

These services are supported by partnerships with vendors such as Cisco, HP and Microsoft.

Mobility

We sell mobile voice and data services through a mobile virtual network operator (MVNO) agreement. We offer a range of handsets and tablets and a choice of tariffs to suit different customer segments.

This year we relaunched BT Business Mobile, adding 4G access and unlimited wi-fi for all new and re-signing customers. We launched BT One Phone and we added the Apple iPhone to our range of handsets.

BT One Phone

This year we launched a number of innovative products aimed at small and medium-sized enterprises in the UK.

One of these products is BT One Phone. It brings together all of a company’s office phone system and mobile phone needs into a single service, hosted in the cloud and delivered on a mobile phone.

All of an individual’s numbers are linked to their work mobile phone, so whether somebody calls their fixed-line, extension or mobile number, all calls go to one phone. This helps businesses be more responsive to their customers and less likely to miss calls.

As the system is cloud-based, all the feature-rich call management services of a phone system (such as call forwarding and hunt groups), which are typically available on a desk phone, are now available on an employee’s mobile, wherever they are.

BT One Phone works with a full range of mobile phones. Combined with 4G and unlimited access to over 5m BT Wi-fi hotspots, our customers’ employees now have both the data and voice connectivity to be as productive outside the office as they are at their desk.

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Performance in the year

Underlying revenue excluding transit was down 1% due to lower line and call volumes. But we have increased EBITDA for the third year running through our continued focus on cost transformation. Our fibre broadband base has increased 61% and we have launched a new range of IP voice products. And we have improved our customer service.

Key facts:

Operating performance

Our order intake of £2.1bn was broadly level. We achieved a number of customer wins and re-signs this year including:

Customer	Contract

Leigh Academies Trust (UK SME)	Providing the parents of learners, across the 11 schools in the Trust, the opportunity to purchase tablets or laptops in school and at home via a dedicated parental engagement portal.

Morgan Sindall Group (UK Corporate)	A new three-year IT managed service contract to support all of the Morgan Sindall Group companies.

National Trust (UK Corporate)	Telephony and networking services plus public wi-fi services in their historic sites.

Kerry Group (BT Ireland)	Contract for a global SIP voice solution.

NI Direct (Northern Ireland)	To deliver a contact centre service for the Northern Ireland public sector and to drive digital transformation in the provision of government services in Northern Ireland.

Go Outdoors (BT Expedite)	Rollout of a full retail technology solution to all 52 stores and 350 tills to replace the customer’s current estate.

The number of business lines we provide reduced 7% as customers continue to migrate to VoIP. But the net line loss in the year slowed, down 14%. The number of IP lines we provide has increased 26% and take-up of our new BT Cloud Voice and BT Cloud Phone services is growing.

New broadband pricing and a free Business Hub with BT Business Infinity have helped drive fibre sales and encouraged customers to migrate from copper to fibre broadband for higher speeds. Our business fibre broadband base has increased by 61%.

In Northern Ireland we have now passed 91% of premises with fibre broadband and at 25%, take-up is the highest of any major region in the UK.

Our mobile customer base has decreased 6% (2013/14: 3%). During the year we started migrating customers from Vodafone’s network to EE after we changed MVNO provider. This resulted in some additional churn and we were also less focused on acquiring new customers during this process. But we are now starting to drive sales of BT One Phone following its launch this year.

Deliver superior customer service

We have made progress on the plans we outlined last year to become the market leader for customer service. We have improved service through a range of group-led programmes and specific BT Business initiatives. We have:

•	moved more customers onto our new ‘UK Business Solution’ system. This brings all the core products and services that we sell in large volumes onto a single system, making it easier to serve customers who buy multiple products from us;
•	created a new dedicated team and improved processes to help businesses when they move premises;
•	invested in 35,000 hours of training to improve the skills of our service teams; and
•	improved our online ‘self-service’ capabilities for customers who prefer to deal this way with any issues they encounter.

We have improved the percentage of faults repaired within target timescales by 5%, weighted across all products. We have introduced new messaging to ensure customers are aware of and are ready for their appointment, which has helped reduce the number of missed appointments for installations. And we have improved our process for providing Ethernet services, but we still need to do better on this.

Complaints are down 11%. Our transactional customer net promoter score measured from customer feedback has increased 7.5 percentage points and satisfaction with our advisers has increased 3.5 percentage points.

Our Right First Time measure was up 5.1% (2013/14: 1.5%) driven by faster repair and provision times and 4.4% more customer calls resolved at the first point of contact.

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Transform our costs

Operating costs were down 5%. Underlying operating costs excluding transit were down 4% due to savings from our cost transformation activities. The main reason for the lower costs is a 10% reduction in our total labour resource. Some of this resulted from the creation of BT Business last year, with benefits flowing through to this year.

We have also reduced our headcount through specific initiatives. For example we have reduced the number of operational sites across BT Business. And we merged BT iNet and BT Engage IT which eliminated some duplicated activities.

We have also continued to make savings by renegotiating supplier contracts.

Invest for growth

We have continued to invest in our product portfolio, with VoIP a key focus for us. BT One Phone, BT Cloud Voice and BT Cloud Phone were all launched in the year.

BT Tikit launched Carpe Diem Mobile, a mobile time-recording application aimed at the legal profession.

In Northern Ireland, we have completed the first three phases of the DETI-funded Northern Ireland Broadband Improvement Project. We are continuing to invest further. We have improved the speed, reach and quality of broadband services in many rural areas by investing in both copper and fibre infrastructure. In the Republic of Ireland, we have continued to invest in network infrastructure for business and wholesale customers, including national fibre backhaul and cloud services.

We have replaced a large number of vehicles in BT Fleet. This will improve reliability, reduce maintenance costs and deliver greater fuel efficiency. We have also purchased a number of more environmentally-friendly electric vehicles, mainly to support Openreach.

We have invested in improving our internal IT systems. The largest investment was in our ‘UK Business Solution’ system mentioned above. We will continue to invest in it next year and migrate more customers and products onto it.

Financial performance

Year ended 31 March	2015 £m	2014 £m	[a]	2013 £m	[a]
Revenue	3,145	3,213		3,220

– Underlying revenue excluding transit	(1)%	(1)%		(2)%

Operating costs	2,104	2,211		2,280
EBITDA	1,041	1,002		940

Depreciation and amortisation	180	197		233
Operating profit	861	805		707
Capital expenditure	187	127		142

Operating cash flow	874	799		816

[a]	Restated, see notes 1 and 4 to the consolidated financial statements.

Revenue declined 2% (2013/14: flat) including a £24m negative impact from foreign exchange movements arising from our business in the Republic of Ireland. Underlying revenue excluding transit decreased 1% (2013/14: 1%).

UK SME & Corporate voice revenue declined 5% (2013/14: 2%). This reflects the ongoing reduction in business call and line volumes, as customers move to data and VoIP services. We have responded to this shift through the launch of BT One Phone, BT Cloud Voice and BT Cloud Phone this year.

UK SME & Corporate data and networking revenue increased 2% (2013/14: 1%), with continued growth in our networking products including fibre broadband.

BT Ireland underlying revenue excluding transit increased 2% (2013/14: 1%) driven by software sales and fibre broadband.

IT services revenue declined 1% (2013/14: up 8%) with a decrease in lower margin hardware sales as we continue to focus our strategy towards providing higher-margin managed services.

Operating costs decreased 5% (2013/14: 3%). Underlying operating costs excluding transit decreased 4% (2013/14: 4%) reflecting the impact of our cost transformation programmes.

EBITDA increased 4% (2013/14: 7%). Excluding foreign exchange movements, underlying EBITDA was also up 4% (2013/14: 6%). Depreciation and amortisation decreased 9% (2013/14: 15%) as a result of lower capital expenditure in recent years. Operating profit increased 7% (2013/14: 14%).

Capital expenditure increased by £60m (2013/14: £15m decrease) as we replaced a number of BT Fleet vehicles to support Openreach.

Operating cashflow was an inflow of £874m (2013/14: £799m). This was higher than last year driven by the growth in EBITDA and the timing of working capital movements which offset the higher capital expenditure.

Key priorities

Our future plans include:

•	developing our portfolio to add new converged services, enhancements to our VoIP products and more IT service capabilities;
•	driving sales of hosted VoIP, converged fixed-mobile services and fibre broadband services to attract new customers and reduce losses to competitors;
•	developing more bundles and integrated solutions to increase cross-selling, helped by improvements in our systems and sales organisations;
•	improving our managed services capabilities to help us win more major deals; and
•	transforming customer service to give customers a better experience and differentiate ourselves from competitors.

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BT Consumer

We are the largest provider of consumer fixed-voice and broadband services in the UK. We are focused on top and bottom-line growth through selling broadband, TV, sports channels and mobile services to our customers.

We supply BT-branded services directly to UK homes. We also sell devices like telephones, baby monitors and set-top boxes through third-party high street retailers. Commercial premises, such as pubs and hotels, can buy BT Sport and BT Wi-fi from us too.

We also sell services through our Plusnet brand. This helps us grow our market share across the UK by addressing more price-conscious fixed-voice and broadband consumers.

Markets and customers

There are around 26m households and around 64m people in the UK. Our products are available to almost all of them. The market is very competitive, with over 12 major bundled product suppliers, 113 fixed-line operators, four major TV providers and four mobile network operators. Our main competitors for fixed-line, broadband and TV services are Sky, Virgin Media and TalkTalk.

Fixed-lines

The number of fixed residential lines in the UK increased by 524,000 in the year to December 2014, to 25.5m, as more people took fixed-lines to get broadband. Our share of the consumer market for fixed-lines is 38%, the same as last year.

Residential fixed-line call volumes in the UK fell by 13% in 2014, as more people used mobiles, VoIP, instant messaging and social media to keep in touch.

Broadband

There were around 24m DSL, fibre and cable broadband connections to homes and small businesses in the UK, as at 31 March 2015. This is up 4% from last year. We have a 32% share of the fixed broadband market.

Average broadband download speeds have continued to get faster, reaching 22.8Mbps in November 2014. This is 28% above a year earlier. Demand for superfast broadband continues to grow as more people consume media online through over-the-top services such as Netflix, ITV Player and BBC iPlayer. 59% of UK adults used video streaming services in 2014. And 32% of all broadband connections in the UK are now superfast.

TV

The pay-TV market has continued to grow. 61% of UK households take a pay-TV service, compared with 58% a year earlier, while 34% watch only free-to-air digital TV (Freeview). Live channels (as opposed to catch-up or on-demand) are still the most popular way for people to watch television.

People can take pay-TV services over:

•	satellite (Sky);
•	cable (Virgin Media); or
•	DSL or fibre (mainly BT and TalkTalk), with their TV service provided over both broadband and Freeview.

People can also take services from online or over-the-top content providers, such as Netflix and Amazon Prime, although these services typically do not offer live channels.

For many years Sky has had exclusivity over much of the UK’s premium content. We continue to pursue commercial, legal and regulatory avenues to obtain access to Sky’s sports channels on a fair basis, to increase competition and consumer choice.

Mobile

Around 95% of households in the UK have mobile phones, and 16% of households are mobile-only. Of the more than 83m active mobile subscriptions in the UK, an increasing number are post-pay and make up 59% of the total. Three out of four adults in the UK use a smartphone, and nearly half of mobile owners also have a tablet.

While SMS/MMS volumes have continued to decline, over 137bn minutes of outgoing calls were made on mobiles in 2014, up 2% from the year before. More people are also using their mobiles to surf the web, listen to radio and watch TV.

Products and services

We sell four types of product: fixed-voice, broadband, TV and mobile. We win and keep customers by offering differentiated packages. And we have a range of ‘add-ons’ customers can choose from, offering flexibility and extra value for money.

Fixed-voice

We provide a range of fixed-line products and calling plans. Our customers can choose from different options and ways to pay, depending on what suits them best. For example:

•	Line Rental Saver gives customers a discount on their line rental if they pay for a year upfront;
•	Line Rental Plus comes with priority phone line fault fixes, Call Barring and Choose to Refuse, and gives customers the choice of paying bills when they arrive instead of by Direct Debit;
•	Home Phone Saver offers line rental, inclusive calls and extra calling features in one simple package at a discounted price that is guaranteed until 2017;
•	BT Basic offers discounted line rental and inclusive calls to those on low incomes and in receipt of certain state benefits (such as income support). We are the only company to offer a service like this;
•	Right Plan is a free service our customers can use to find out whether they are on the right calling plan for the kinds of calls they make; and
•	BT SmartTalk is a free app that allows our customers to use their home calling plan on a range of mobile devices. For example, they can use it to make inclusive or low-cost calls when overseas. Calls appear on their BT bill as if they had been made from their fixed-line.

Our unlimited call packages let customers choose from inclusive evening, weekend or anytime calls to fixed-lines, and discounted calls to mobiles.

We offer products and services that help our customers avoid nuisance calls. Our BT8500 phone uses award-winning technology to help customers block unwanted calls. We also offer calling features such as Caller Display, Anonymous Call Reject and Choose to Refuse.

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Broadband

We are the UK’s largest broadband provider. BT Broadband, our DSL service, is delivered over copper lines. BT Infinity, our superfast broadband service, uses fibre to deliver enhanced speed and performance.

To suit our customers’ diverse needs and interests, we offer a range of broadband options, with different usage limits and speeds. These are usually bundled with fixed-voice call plans and typically come with free or discounted add-ons, like:

•	BT Sport, providing premium sports content;
•	BT Wi-fi, offering free and unlimited access to more than 5m wi-fi hotspots in the UK and 7m abroad;
•	BT Cloud, providing secure online storage and on-the-go access to data and photos; and
•	BT Family Protection, BT NetProtect Plus and BT Parental Controls, to help keep our customers and their families safe online.

In August 2014, we introduced a broadband package specifically for BT Basic customers, providing them with low-cost internet access.

TV

Our TV business consists of our TV service (BT TV) and our live sports channels (BT Sport).

BT TV

BT TV is available exclusively to our broadband customers. It brings together free-to-air channels, extra paid-for channels, BT Sport, Netflix, catch-up content and on-demand TV shows and movies. Customers with BT TV can watch standard definition (SD) and high definition (HD) channels. They can also use the programme guide to scroll back seven days for easy access to catch-up TV from BBC iPlayer, ITV Player, All 4 (formerly 4oD) and Demand 5.

Customers can choose from the following BT TV viewing packs:

•	TV Starter. This is our entry-level offering. With our YouView box, customers can pause and rewind live TV and receive up to 70 Freeview TV and radio channels.
•	TV Essential. This provides everything that comes with TV Starter, but with our YouView+ box instead which can record up to 300 hours of live TV.
•	TV Entertainment. This is made up of TV Essential plus 20 extra channels not available on Freeview (such as Comedy Central, Discovery and Gold). It is only available to BT Infinity customers.

BT TV customers can add extra channel packs such as ‘Kids Extra’ (which also includes on-demand content), BT Sport, Sky Sports 1 and 2, and Sky Movies. We also offer on-demand only content, including Netflix, Curzon Home Cinema, ‘Music’ and ‘Kids’. Customers can also rent or buy other TV shows and films.

BT Sport

Our live sports channels, BT Sport 1, BT Sport 2 and ESPN are available in both SD and HD. BT Sport is broadcast on BT TV, the BT Sport app, the btsport.com website and the Sky Digital Satellite Platform. The channels are also available through wholesale agreements to Virgin Media customers, and in the Republic of Ireland with Setanta.

BT Sport is free for customers who renew or take out a new BT broadband contract. Customers who are out of contract can get the channels for half price. Sky TV customers without BT broadband can subscribe to the SD or HD channels for full price.

BT Mobile

BT Mobile offers SIM-only plans to UK consumers. Anyone who lives in a home with BT Broadband can get the best price on BT Mobile.

Customers can choose from one of three plans, with different combinations of data and minutes to suit their needs. With customers able to take up to five SIMs per account, BT Mobile is a convenient option for families wanting to consolidate their mobile services with one provider and to add attractively priced 4G services.

All our mobile plans come with 4G, unlimited texts, and unlimited access to BT Wi-fi hotspots in the UK and to the BT Sport app, at no extra cost. Customers can use the BT Mobile app to monitor their account.

Mobile is a key strategic focus for us, and we will continue to build our mobile offering in the coming years.

FA Premier League football broadcast rights

The auction for the 2016/17 to 2018/19 FA Premier League broadcast rights took place in February 2015.

We were very pleased with the rights that we won. We will be showing 42 Premier League matches in each season, four more than we currently show.

The new rights will see BT Sport show a live Saturday evening game almost every Premier League weekend. This will allow us to build on our current Saturday programming and appeal to an even larger audience, having secured the prime evening TV viewing slot.

These new Premier League games will be added to the 350 exclusive live matches from the UEFA Champions League and UEFA Europa League that BT Sport will show from both tournaments, for three seasons starting in the summer of 2015. We also have live rights to the FA Cup for the next three years.

BT Sport currently shows around 50 live matches each season featuring Premier League clubs. We expect this to more than double to around 115 from the 2015/16 season onwards when all competitions featuring Premier League clubs are taken into account.

Performance in the year

Our revenue grew 7%, reflecting the growth in our broadband and BT Sport customer bases, while EBITDA increased 24%. We grew our share of the DSL and fibre broadband market for the sixth year in a row and we have added the most broadband customers of any operator for six quarters running. We are delivering on our commitment to improve customer service and continue to invest in this area.

Key facts:

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Operating performance

At 31 March 2015 we had around 9.6m consumer fixed-lines (2013/14: 9.9m), with around 9.4m active voice lines (where a customer buys calls from us as well as paying for the line). Our total number of fixed-line customers is down 275,000 from last year (2013/14: 314,000). We lost 203,000 net active lines, compared with 196,000 last year.

We achieved 432,000 broadband net additions this year, 51% of the DSL and fibre broadband market net additions. This took our overall market share to 40%, up from 39% a year ago.

We have continued to grow our fibre base, and now have 3m fibre broadband customers (including business lines), a 43% increase from last year. 39% of our retail broadband customers are now on fibre, compared with 29% last year.

We achieved 140,000 BT TV net additions and now have 1.14m BT TV customers. And 3.3m households have access to BT Sport, a number that rises to 5.2m when wholesale deals are taken into account. We are the biggest supplier of sports channels to UK pubs. More than 25,000 commercial premises, including 30% of all UK pubs, have access to BT Sport.

BT Sport’s average daily audience figures increased 15% year on year, from the start of the football season in August to the end of March. More than half the FA Premier League matches we showed this season reached over 1m viewers.

Our ARPU this year was £415, up £24 from last year, driven mainly by take-up of fibre broadband, upselling of BT TV and changes in our pricing.

Deliver superior customer service

We are delivering on the commitments we made in last year’s Annual Report. We hired hundreds of new contact centre staff. We are improving our processes so that a single adviser can more efficiently diagnose a problem and make sure it gets fixed. We are introducing dedicated case management for complex issues. And we were able to resolve 20% more customer issues in a single call.

These improvements contributed to our Right First Time performance increasing 1.9% this year (2013/14: 5.4%). This improvement was despite a different mix of products sold, which impacted our average speed of delivery compared with last year.

Ofcom’s latest UK fixed-line broadband performance report shows BT Broadband’s overall performance was better than Sky and TalkTalk. However, our copper customers’ relative perceptions of speed were affected by the increased promotion of fibre broadband in the market. Increasingly aggressive pricing by competitors also affected customers’ perceptions of value for money, contributing to a decline in our overall customer advocacy score to 34% at the end of Q4 (Q4 2013/14: 39%).

Our strategy to have more of our customers taking fibre, TV and mobile services from us is reinforced by the customer advocacy when they do. BT Infinity has had a positive effect on loyalty with lower churn relative to copper broadband. Customers with BT Infinity and BT TV are more than twice as likely to recommend us than our customers who take only fixed-line and copper broadband. And customers with BT Sport are around 60% more likely to recommend us than those without.

We are continuing to invest in our customer service capabilities, systems and processes, with key investments in:

•	insight, to help make sure we can see the customer’s full experience and work to improve it;
•	online and new mobile/tablet apps (such as BT Mobile), so we can serve more customers through their channel of choice;
•	better diagnostics, to help us detect and resolve faults proactively and more quickly;
•	UK support, so we can answer more calls in the UK, supporting local jobs across the country; and
•	empowering our people to support our customers, by investing in better training and job redesign, better aligning skilled people to customer needs.

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Transform our costs

Operating costs increased 2% reflecting the first full financial year of BT Sport programme rights charges.

This year, we particularly focused on:

•	reducing the number of engineer visits to install fibre broadband for our customers, by launching our self-install proposition;
•	continued efficiencies across our sales, service and commercial functions; and
•	launching a lower-cost BT TV set-top box without a Personal Video Recorder (PVR).

Invest for growth

In March we moved back into the consumer mobile market with the launch of BT Mobile using our MVNO agreement with EE.

Our proposed acquisition of EE will bring together the UK’s most advanced 4G network and most extensive superfast broadband network. This will help create the UK’s leading converged communications provider and allow us to provide a full range of innovative communications services to both EE and BT customers.

We have continued to invest in our BT TV platform and content, including BT Sport, reflecting the importance of providing high quality bundled offerings that appeal to a wide customer base. We have strengthened our content and channel distribution deals and built new capabilities that mean our customers can watch in ways that best suit them.

•	In November, we introduced Netflix on BT TV. Customers can subscribe to Netflix directly with BT and pay for it alongside their other BT products, on a single BT bill.
•	We have redesigned the look and feel of our TV service, and launched two new set-top boxes, for a more responsive, better viewing experience.
•	We have made it easier for our customers to watch what they want, when they want, around the home and on-the-go. BT TV customers with BT Infinity can get a second YouView box with an Extra Box subscription. In addition, films and TV shows purchased on our set-top boxes are now automatically available for customers on their smartphone, tablet or PC, at no extra cost. And with our new TV Everywhere service, customers can watch a selection of channels on up to two devices at the same time.
•	In December we launched Sky Sports 1 and 2 on YouView, adding to our existing offering of BT Sport, ESPN and Eurosport. In February, we won rights to show even more FA Premier League matches, as discussed on page 65.
•	We also extended our deal with Aviva Premiership Rugby. The top flight of English club rugby will be live on BT Sport until at least the end of the 2020/21 season. We now have broadcast rights for up to 80 live matches each season starting from 2017/18. This is 11 matches more per season than under our current deal.

Financial performance

Year ended 31 March	2015 £m	2014 £m	2013 £m
Revenue	4,285	4,019	3,846

Operating costs	3,254	3,186	2,878
EBITDA	1,031	833	968

Depreciation and amortisation	218	219	248
Operating profit	813	614	720
Capital expenditure	207	211	241

Operating cash flow	813	472	655

Revenue increased 7% (2013/14: 4%), mainly driven by broadband and TV.

Broadband and TV revenue was up 16% (2013/14: 18%) as a result of a higher broadband ARPU, as customers migrated from copper to fibre products, and a full year of BT Sport revenue (BT Sport launched in August 2013).

Calls and lines revenue increased 1% (2013/14: 2% decrease) reflecting changes to some of our prices.

Other revenue increased 6% (2013/14: 4%). This growth reflects strong sales of the BT8500 phone, our most sophisticated nuisance call blocking phone to date.

Operating costs were up 2% (2013/14: 11%) reflecting the first full financial year of BT Sport programme rights charges.

EBITDA increased 24% (2013/14: 14% decrease). Depreciation and amortisation was flat (2013/14: 12% down), leading to an operating profit increase of 32% (2013/14: 15% decrease).

Capital expenditure was down 2% (2013/14: 12%) and operating cash flow increased 72% (2013/14: 28% decrease) mainly reflecting the stronger EBITDA and last year’s deposit of around £60m for the UEFA broadcast rights.

Key priorities

Over the coming year we plan to broaden and deepen our customer relationships by:

•	driving BT Infinity and BT TV deeper into our customer base;
•	increasing penetration of BT Mobile amongst our customers;
•	launching our exclusively live UEFA Champions League coverage on BT Sport; and
•	driving improvements in customer service.

Find out more

Our FA Premier League

broadcast rights on page

68	BT Group plc
Annual Report 2015

BT Wholesale

BT Wholesale provides services in Great Britain to more than 1,400 CPs. Each one has its own ambitions, strategy and strengths. Our role is to help them achieve their goals by offering them innovative, reliable and cost-effective products and services that complement their own capabilities. This means that we can share in their success.

We are organised around our main customer groups:

We also have teams that develop and run our products and provide customer service.

Outside Great Britain, BT serves CPs in Northern Ireland and the Republic of Ireland through BT Ireland and elsewhere through BT Global Services. BT is Europe’s largest wholesale telecoms provider.

Markets and customers

BT Wholesale is Great Britain’s leading provider of wholesale telecommunications services. We are recognised for our innovation as well as for our scale. For example, according to Current Analysis (December 2014), “BT Wholesale is maintaining a firm grip on its leadership status in the UK wholesale segment with aggressive development of new services and a strong IPX story”.

Our customers include: broadband and TV providers such as Sky, TalkTalk and Virgin Media; the mobile operators EE, O2, Three and Vodafone; and other service providers such as Daisy Group, Gamma Telecom and KCOM Group. Major overseas operators use our services to provide solutions in Great Britain too.

Customers of our Media & Broadcast unit, which operates a specialist fibre and satellite media network worldwide, include the BBC, ITV and Star TV.

We operate in a dynamic and challenging market. The key market trends are as follows:

•	The market for wholesale services is shrinking. This is because some CPs are building more of their own network infrastructure, or are sharing what they already have. For example, Sky and TalkTalk continue to use local loop unbundling (buying directly from Openreach) to extend their networks. And Vodafone is expanding its own national network. The impact of this trend is magnified where operators decide, as Virgin Media did this year, only to serve customers within their own network footprint. This means CPs need less help from us to support their customers.
•	The market remains very competitive. TalkTalk, Virgin Media and Vodafone are our biggest competitors for connectivity products. Gamma Telecom competes with us for IP voice services. While our customers value the performance and reliability we can provide, we continue to see price pressure in the Ethernet market in particular. We expect this trend to continue.
•	But the market for next-generation services is expanding. Ethernet is now the de facto choice for networks that serve businesses and demand is growing. And the market for hosted IP voice services grew by more than 20% this year. This is a young and exciting area and one which we expect to grow strongly next year.

Regulation is an important part of our environment. Around two-thirds of our revenue comes from products that are regulated or have substantial regulated components. Regulatory decisions can have a major impact on both our short-term trading performance and our longer-term business model. As we explain below, Ofcom’s Narrowband Market Review had a significant effect on our financial results this year.

Products and services

By using our portfolio, CPs can serve their customers without having to invest in their own assets and capabilities. We offer connectivity, voice and hosted communications services, and a range of bespoke managed solutions. We also offer industry-specific services to media companies and broadcasters.

Broadband

We provide CPs with broadband connections between their network and their customers. With Wholesale Broadband Connect, CPs can serve 92% of all premises with copper-based broadband, and more than three-quarters of premises with fibre broadband. Our older broadband network brings our total copper-based coverage to over 99%.

For CPs without any network, our Managed Broadband option provides everything they need to offer a broadband service, including internet access and IP addressing.

Ethernet

We supply Ethernet connections between CPs’ own networks and their customers. For example, this helps major overseas operators to provide services wherever they need to.

We can provide Wholesale Ethernet to 81% of business premises over existing copper circuits (2013/14: 55%), and to over 99% with fibre. An increasing number of the UK’s major data centres and telehouses are also on our network.

Customers can choose Ethernet speeds ranging from 2Mbps to 10Gbps. Those needing higher bandwidths are now able to order our Wholesale Optical product, which offers speeds of 10Gbps to 100Gbps and is due to be fully launched next year.

We supply a Managed Ethernet Access Service (MEAS) specifically for mobile operators to connect their cell sites to their core networks.

Ethernet services are gradually replacing Partial Private Circuits, a legacy connectivity service which we also offer.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	69

Voice

We provide a wide range of wholesale voice products. The most basic, Transit, carries calls across our network from one CP’s network to another. Direct Conveyance carries calls from a CP’s network to BT’s own end customers, while International Direct Dial carries calls from Great Britain to end users overseas.

CPs without their own voice network, but wanting to offer voice calls, can use our Wholesale Calls product. It provides everything they need, on a ‘white-label’ basis.

IP Exchange (IPX)

All the voice products above use traditional Time Division Multiplexing (TDM) technology. By contrast, CPs can use our IPX platform to deliver voice calls over Internet Protocol (IP). IPX ensures that calls get to their destination, at the correct level of quality, whatever the network technologies used along the way. BT Wholesale sells IPX in Great Britain. BT Global Services sells it elsewhere around the world. This year BT’s work on IPX won the Queen’s Award for Innovation.

Hosted Communications Services

We provide a set of IP voice, contact centre and unified communications services for CPs to offer to their business customers. It includes IP Centrex, SIP Trunking, Hosted Contact Centres and Inbound Call Services. These services, which we host and manage end to end on CPs’ behalf, are intended to help businesses increase their productivity and improve their customer service while reducing their investment costs.

This year we launched new versions of our IP Centrex and SIP Trunking propositions. And we formed a new partnership with Avaya Inc. to sell its Avaya Cloud Solutions portfolio through systems integrators and other service providers.

Managed solutions

We combine our products with third-party components and our own professional services to create managed solutions that solve specific customer or industry problems.

We design, plan and build transmission networks. We provide white-label solutions, combining broadband, calls and lines products with billing and customer support. We also provide more tactical project management services, or bespoke capabilities, to fill a particular need. By using our expertise and economies of scale we aim to reduce customers’ deployment risk, operating cost, capital expenditure and/or time to market.

Media and Broadcast services

Our media network can carry every kind of content, from live-to-air television through to very large media production or post-production files. It handles all of the UK’s digital terrestrial TV (including Freeview). It also provides outside broadcast services from more than 150 sports and news locations across the UK.

Our new wireless ‘Media Live’ service means news crews can send live content straight from their cameras to the BT Tower for onward distribution, without needing an outside broadcast vehicle. This service is currently available in London and more cities will be added soon.

Our media network also links the main locations around the world where broadcast or film content is created or distributed. And, through local partnerships, it links TV stations to major sports venues worldwide.

Performance in the year

Underlying revenue excluding transit fell 7% and EBITDA fell 9%. This reflects the impacts of a large contract termination, regulatory price reductions following Ofcom’s 2013 Narrowband Market Review and a generally tougher trading environment. However, we have strengthened our position for the future. Customer satisfaction is higher and our cost base is lower. Our order book was stable and we enriched our portfolio of Hosted Communications Services.

Key facts:

Operating performance

This year we signed orders worth £1.9bn (2013/14: £1.9bn) . The biggest deal we signed was a multi-year extension to a contract to provide fixed broadband, calls and lines as a white-labelled managed service. We also signed major deals to provide:

•	network planning, field engineering and colocation services for a number of mobile network operators;
•	managed data solutions (incorporating leased lines and Ethernet) for a major US telecoms provider. This followed similar contracts with two other US-based customers last year;
•	broadband, Ethernet, calls and Hosted Communications Services for a major reseller;
•	IPX for two mobile network operators;
•	global broadcast distribution for the BBC World Service, our new Media Live news gathering service for ITN and transmission of the ICC Cricket World Cup for Star TV in India; and
•	Hosted Communications Services to a range of CPs such as Claranet and Maintel. We signed dozens of contracts for CPs to resell our IP voice portfolio (IP Centrex and SIP Trunking) and dozens more to resell Avaya Cloud Solutions.

We also extended our partnership contract with KCOM Group to include the management and maintenance of its fibre-to-the-premises network in Hull and East Yorkshire.

70	BT Group plc
Annual Report 2015

The number of Ethernet circuits we provide grew by 28%. We achieved this by improving our order-taking process, simplifying our pricing and expanding our network. However, we saw less demand from mobile operators for Ethernet services this year and it took us longer to deliver new orders. We connected fewer MEAS circuits as a result.

IPX carried 19bn UK-originated voice minutes, up by two-thirds on last year. While these minutes partly replace calls previously carried over our non-IP network, the service is now used by almost all of the UK’s biggest CPs. This is testament to our ability to support our customers in an IP world.

In the broadband market, the number of lines we provide on a wholesale basis fell by 1%. This reflected some larger CPs’ preference to use their own networks instead of ours. But our smaller customers bought more copper broadband from us, as they won business from other wholesale providers with our help. And our fibre broadband base grew by over 80%.

Deliver superior customer service

This year we revised our customer satisfaction measures to align them more closely with our customers’ priorities. Despite setting more stretching targets, customer satisfaction rose from 72% in the first quarter to 80% in the fourth quarter. And our Right First Time performance was up 4.4% (2013/14: 3.3%).

These improvements were driven by three areas of innovation in particular:

•	Business Zone. We launched a self-service portal through which CPs can manage their orders and any faults. Customers who used this portal were a lot more satisfied than those who did not. For those customers who prefer their systems to deal with ours directly, without human intervention, we introduced a new gateway for placing Ethernet orders;
•	process improvements. We improved our repair and billing processes, so we could answer repair calls and sort out billing queries more quickly; and
•	colocation. We moved our service colleagues into fewer service centres, with a view to increasing the level of expertise available to each caller.

Our service performance on Ethernet was mixed. It took us longer to provide Wholesale Ethernet and MEAS circuits than we would have liked. But their in-life failure rates fell by 9% and 24% respectively. And greater automation enabled us to improve our response times to the faults that did arise.

Transform our costs

Operating costs fell 12% (2013/14: 9%) or 7% excluding transit (2013/14: 3%). We achieved this primarily by:

•	reducing selling and general administration costs which were 20% lower year on year;
•	improving our diagnostic tools for identifying broadband faults. This meant we did not need as much help from Openreach to understand the cause of the faults. This saved us time and money and meant we could resolve faults more quickly;
•	limiting third-party costs by rationalising our supplier base and renegotiating our supplier contracts; and
•	removing unnecessary capacity from our network.

Invest for growth

Given the increasing price pressure in the market, we have sought to stand out from the competition by providing new services and a better customer experience. This year we invested in:

•	a broader product portfolio. We are developing new connectivity products, using optical fibre and small-cell technologies, which we will start offering next year. We are adding new capabilities to IPX (including 4G and wi-fi roaming, which we are now launching next year), and are extending our Hosted Communications Services portfolio. We have also started rolling out new fibre cabinets to major sports grounds around the country, giving a low-cost option for event broadcasts;
•	our network. We have been extending our Ethernet network. This improves its unit cost as well as its availability. We intend to extend that coverage even further next year.
•	our media capabilities. We have carried out trials of 4K Ultra-High Definition TV for a number of broadcasters over our global media network. One of those trials has already led to a contract for the live 4K transmission of seven ICC Cricket World Cup matches; and
•	better service. Launching Business Zone had a noticeable and immediate impact on customer satisfaction.

Financial performance

Year ended 31 March	2015 £m	2014 £m	2013 £m
Revenue	2,157	2,422	2,608

– Underlying revenue excluding transit	(7)%	(3)%	(3)%

Operating costs	1,596	1,808	1,988
EBITDA	561	614	620

Depreciation and amortisation	224	245	254
Operating profit	337	369	366
Capital expenditure	210	244	233

Operating cash flow	278	372	348

Revenue fell 11% (2013/14: 7%). This included £113m or 41% less transit revenue (2013/14: £119m or 30%), as network operators sent fewer voice calls over TDM and exchanged more of those calls directly rather than via our network.

We billed and partially collected the payments due from mobile operators following the Supreme Court judgment on ladder pricing in July 2014. As a result, we recognised around £30m of trading revenue for this year in addition to the revenue treated as a specific item relating to prior years, as explained on page 39. We expect to recognise additional trading revenue relating to ladder pricing of around half this amount in the income statement next year.

Underlying revenue excluding transit was down 7% (2013/14: 3%). This was primarily due to lower revenue from traditional calls, lines and circuits, including the regulatory price changes as a result of Ofcom’s last Narrowband Market Review (NBMR).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	71

The NBMR greatly reduced the price that CPs can charge each other to deliver calls made to their fixed-line customers. This meant we had to charge less for Direct Conveyance, which (as explained earlier) delivers other CPs’ calls to BT’s own customers.

Broadband revenue declined 17% (2013/14: 15%) as the major retail broadband providers continued to make more use of their own networks instead of ours.

Managed solutions revenue fell 11% (2013/14: 7% growth) as the Post Office completed the migration of services off our white-labelled broadband, calls and lines solution. And mobile network operators bought fewer new MEAS circuits, generating lower connection revenue. Managed solutions revenue accounted for 37% of total revenue, in line with last year.

We continued to see strong growth in IP services, with revenue up 42%. IPX and Ethernet showed double-digit growth, following continued investment in these expanding markets. We expect our new Hosted Communications Services to contribute good growth in the year ahead.

EBITDA declined 9% (2013/14: 1%), driven by lower revenue (including the impact of the NBMR) and a changing product mix. These effects were partly offset by our cost transformation activities, and the ladder pricing revenue recognised in the year. Depreciation and amortisation was down 9% (2013/14: 4%) and operating profit fell 9% (2013/14: 1%).

Capital expenditure was 14% below last year (2013/14: 5% higher) partly driven by lower spend on our Wholesale Broadband Connect rollout programme.

Operating cash flow decreased 25% (2013/14: 7% increase) largely driven by working capital movements as last year benefited from the timing of customer receipts.

Key priorities

Our future plans include:

•	launching new connectivity products, using optical fibre and small-cell technologies;
•	further extending our Ethernet and Wholesale Broadband Connect coverage;
•	offering new access options for our Mobile Ethernet Access Service;
•	adding new features to our Hosted Communications Services;
•	launching new IPX features; and
•	adding new capabilities to Business Zone.

Openreach

Openreach provides the vital infrastructure that is the foundation of the UK’s vibrant internet economy. We are responsible for providing services over the local loop or local access network, sometimes referred to as ‘the last mile’. This consists of the copper and fibre connections between our exchanges and homes and businesses.

Openreach is firmly focused on building Britain’s connected future, playing our part in creating the infrastructure needed to underpin growth. During the year we took our fibre broadband network coverage beyond 75% of UK premises – over 22ma.

We have extended fibre coverage to rural communities. We have been working in partnership and co-investing with the Government’s Broadband Delivery UK (BDUK) programme. Being part of a larger group gives Openreach the confidence in future demand to make long-term investments.

According to European Commission data, the UK has the highest coverage of next generation access (NGA) broadband of the five largest countries in Western Europe. Coverage of 82%, including Virgin Media’s network, is above the European Union average of 62%.

We keep the UK connected through a network which links more than 5,500 exchanges, around 98,000 street cabinets (primary connection points, or PCPs) and around 4.7m distribution points. Our network is used by nearly 80% of UK homes and businesses.

[a]	This includes around 790,000 premises in Northern Ireland, provided by BT Ireland.

72	BT Group plc
Annual Report 2015

We do not sell our products directly to the public. We work on behalf of communications providers. Our network and services are available to all of them, and in turn, they compete to provide phone and internet services to consumers and businesses. A recent European Union report stated that “The UK now offers the most affordable broadband in Europe”.

We offer our main products on the same terms to all CPs, including other BT lines of business, in line with our commitments under BT’s Undertakings (more on page 38). As a result, Openreach’s operational, engineering and systems capabilities are separate from the rest of BT. More than 99% of Openreach revenue is subject to these Undertakings.

Markets and customers

Openreach, along with BT Wholesale, serves wholesale telecoms customers in Great Britain. Wholesale customers in Northern Ireland and the Republic of Ireland are served by BT Ireland.

We have around 540 CP customers, the largest of which are Sky and TalkTalk and other BT lines of business (particularly BT Consumer and BT Business).

We are seeing continued demand for data and bandwidth which is driving growth in take-up of our products.

The overall number of fixed-lines in the UK is growing, helped by new homes being built, as well as the trend for customers to connect their mobile devices to fixed broadband lines via wi-fi.

Our main competitor for consumer services is Virgin Media. Its proprietary cable network covers around half of UK homes, although it announced this year significant expansion plans to reach an additional 4m premises by 2020.

We also saw other companies investing in their own fibre access networks, reflecting the competitive nature of the market. CityFibre, Hyperoptic and IFNL all expanded their footprint deploying ‘fibre to the building’ to address different market demands for superfast broadband. CityFibre’s joint venture project with TalkTalk and Sky is at an early stage of development, but has the potential to pose a competitive threat going forward.

The market for Ethernet and optical service products, providing business-quality connectivity, is particularly buoyant, more than doubling in size between 2011 and 2014. This is due to businesses’ need for greater speeds, capacity and reliability, and also the migration from old style private circuits.

Our many competitors in the business market include Virgin Media, Colt Group and Vodafone. Pricing, service delivery and product innovation have been the key competitive themes over the past year. The ‘price per Gbit’ is being driven down by intense competition, particularly in metro areas. Buoyant market demand for Ethernet has placed pressure on the delivery of circuits for all those competing in this market.

Products and services

We offer four principal products and services: fibre broadband, copper-based services, infrastructure and Ethernet.

Fibre broadband

Our wholesale fibre broadband product is called Generic Ethernet Access. We offer a number of different services:

•	Fibre-to-the-Cabinet (FTTC) takes fibre from the exchange to the street cabinet and uses the existing copper network for the final link to the customer. It provides speeds of up to 80Mbps and has proved to be a highly effective way of rolling out superfast broadband at scale and pace. When CPs connect a new customer, they can either choose to have an Openreach engineer visit a home or business site or use a ‘self-install’ option. FTTC is our most widely-used service.
•	Fibre-to-the-Premises (FTTP) provides faster speeds of up to 330Mbps. This is achieved by laying fibre all the way to the customer premises. CPs can offer voice services over FTTP which are similar in functionality to copper-based voice services.
•	FTTP-on-Demand lets end customers in areas served by FTTC obtain an FTTP connection if they are prepared to pay for the cost of installation. This is in the process of being rolled out and is currently available to nearly 9m premises.

Our fibre broadband network can carry broadcast and on-demand internet protocol television (IPTV) services. We provide a multicast service which cuts the cost of delivering broadcast TV over our network and means CPs can choose to prioritise TV over other web traffic.

Copper-based services

•	Wholesale Line Rental (WLR) lets CPs offer own-brand phone services (with their own pricing and billing) using our equipment and network. They pay to use the copper lines between our exchanges and the customer premises but do not need to invest in their own network equipment or infrastructure. During the year we improved our premium WLR product aimed at businesses. We added new features including: a new service level providing prioritised repair; a dedicated UK-based specialist helpdesk; and call diversion to an alternative number. CPs can also choose from a range of options such as shorter appointment windows and visits by a named engineer, which is helpful when secure or sensitive sites are involved.
•	Local Loop Unbundling (LLU) gives CPs a choice of ways to invest in a broadband network. LLU involves CPs installing their own equipment in our exchanges and renting the copper line to the customer premises. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer both phone and broadband services using just their equipment.

Infrastructure

•	Passive Infrastructure Access (PIA) products offer all CPs access to Openreach’s basic infrastructure. For example, they can rent space in our ducts or on our telephone poles. CPs can use PIA to help them build their own fibre networks instead of buying fibre broadband services directly from us.
•	Mobile Infill Infrastructure Solution (MiiS) enables MNOs to improve localised mobile coverage. We install antennas on selected telephone poles linked to a special street cabinet to which we provide power and backhaul. Mobile operators can then install their radio equipment and use their spectrum to help reduce mobile signal black spots.

We also offer specialist products to connect CPs’ networks to our exchanges.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	73

Ethernet

Our Ethernet products offer dedicated fibre connections with speeds of up to 100Gbps. CPs use them in their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

During the year we launched a number of new products which are available nationwide and offer flexible pricing and routing options.

Performance in the year

We have expanded our superfast fibre broadband network, making it available to a further 3m premises. We began testing G.fast technology which will be able to provide ultrafast broadband speeds. We achieved all the minimum service levels set by Ofcom, though our ambition and plans are to further improve customer service. To help us do this, we hired more than 2,500 new engineers. Revenue declined 1% and EBITDA was flat with regulatory price reductions offsetting the impact of fibre broadband revenue growth.

Key facts:

Operating performance

The UK DSL and fibre broadband market grew by 851,000 and the number of Ethernet circuits we provide grew 3% in the year. We have now passed more than 22m premises with our fibre broadband network, over three-quarters of the UK and ahead of our original schedule.

We achieved 1.5m fibre broadband net connections in the year. This means that around 4.2m homes and businesses in the UK are now connected, 19% of those passed. Of the net additions in the year, 40% were provided to our external CP customers, an increase from 31% last year, demonstrating the market-wide demand for fibre.

Under the BDUK programme we are co-investing alongside public funding to bring fibre broadband to rural communities. We cannot use this funding in urban areas as there are a number of EU state-aid rules that restrict the group’s ability to use funding for superfast services in cities.

We are also bidding for further contracts, known as the Superfast Extension Programme (SEP). This aims to make superfast broadband available to 95% of the country.

Deliver superior customer service

Openreach serves end customers on behalf of CPs, managing installations and repairs for their consumer and business customers.

As the internet becomes an increasingly important part of daily life, customer demand for our products continues to rise, as do customer expectations of our service performance.

Over the last 12 months we have hired more than 2,500 engineers, including over 300 apprentices, to help us deliver improved levels of service.

In February 2015 we changed the way we are organised so that we are better aligned with our customers. While field engineers will continue to be based close to customers, our dispersed office-based support roles will be transferred to regional Centres of Excellence, with our people equipped with better tools, systems and career opportunities.

Find out more

BT’s Undertakings

on page

74	BT Group plc
Annual Report 2015

We are providing more information on our service and performance, to both our CP customers and their end customers. We have launched a website where CP customers can see detailed performance information for each UK region. We have also introduced an incident checker to help consumers identify problems with our network in their area. And we have upgraded our fibre broadband website so that people can see when fibre is coming to their area.

The table to the right shows Openreach’s service performance, on a number of key measures. We publish this data, with additional levels of detail, on a quarterly basis, as part of our move towards greater transparency and visibility. It can be found here www.homeandwork.openreach.co.uk/our-responsibilities

To help us improve further, we launched a new customer survey in December, gathering data from some of our largest CPs. The survey is designed to gauge end-customer perception about their experience of an Openreach engineer’s installation or repair visit. This will help us better understand what opportunities for improvement exist.

We are making significant progress. We have improved our response times, fixing faults on average 14% faster than last year. Despite rising demand for our services, we improved our installation lead-times for copper services by four days. We have reduced the number of complaints by 25% and reduced the number of appointments missed by our engineers by 28%.

During the year we exceeded all of the 60 new minimum service levels for copper products (for the installation of new lines and repairs to existing services) introduced by Ofcom. They become more stretching in 2015/16.

Our focus on service helped us manage volatility in demand. Thanks to improved planning, work allocation, resource deployment and increased capacity as a result of our recruitment programme, we were able to deal with more repairs and deliver a better level of service to our customers.

We were also better able to cope with extreme weather conditions, including severe storms in the South West and Wales in October and ‘Storm Rachel’, which particularly affected Scotland.

On our key customer service measure of Right First Time, we exceeded our target by improving 3.5% (2013/14: down 1.9%).

Although we made progress on improving our service this year, we recognise that there is still more we need to do. For example, we have been unable to install lines on new sites as fast as we would have liked. We are now working with house builders and developers to make sure that our processes are as good as they can be and that people can get our service in their new homes promptly.

We are not satisfied with how quickly and reliably we provide new Ethernet circuits, but we are pleased with our performance on repairing them. We are hiring more people to help us improve this. We are also working with our CP customers on a new process which recognises that different customers have different needs. For example, some prioritise certainty of delivery timing, others care more about speed of provision.

Openreach performance against service responsibilities

		Q4	Q4
	Movement	2014/15	2013/14

Home and work users

New lines installed on time		92.98%	93.11%

Average time to install with an		13.46	16.87
engineer (working days)

Average time to install without		9.77	9.44
an engineer (working days)

Installation requiring an		0.00%	11.96%
engineer where wait is 22 days or longer for appointment

Average time for first available		6.70	11.18
appointment date for new installation (working days)

New lines requiring an		1.23%	0.66%
engineer visit not installed after 31 days past target date

Average time to fix faults		2.67	2.78
Maintenance level 1
(working days)

Average time to fix faults		1.79	2.12
Maintenance level 2
(working days)

Faults fixed within agreed time		75.10%	67.78%
Maintenance level 1

Faults fixed within agreed time		75.66%	64.63%
Maintenance level 2

Faults not cleared after		0.86%	0.46%
31 days or more
Maintenance level 1

Faults not cleared after		0.84%	0.49%
31 days or more
Maintenance level 2

Business users

Average time to install on-net		33.49	40.37
services (working days)

Average time to install		69.95	68.74
where new build is required
(working days)

Faults fixed within agreed time		92.79%	96.21%

   Note: this compares the performance in the quarter and is not an annual measure.

Improvement
Steady performance – maintaining focus
Further improvement needed – plans in place to get back on track

Find out more

Openreach’s service performance

www.homeandwork.openreach.co.uk/

our-responsibilities

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	75

Transform our costs

Operating costs reduced 2% (2013/14: 1%) as cost efficiencies offset an increase in volumes, pay inflation and the additional engineering resource we recruited.

We have increased our efficiency by proactive investment in process improvements and new systems and tools that will reduce the number of engineering jobs and unnecessary customer contacts. We have recruited additional engineers using new terms and conditions which offer greater operational flexibility. Where possible we have also progressed insourcing activities.

This year we:

•	created innovative apps that improve engineer efficiency and have a direct impact on our costs. These apps also give us better data about engineer visits and direct feedback from customers, which should help reduce customer complaints and avoid repeat visits;
•	trialled the ‘View my Engineer’ app which allows CPs and end customers to see the engineer’s progress towards their job. It means they can contact the engineer if they need to change the appointment, avoiding wasted visits and costs and customer dissatisfaction; and
•	invested in proactive maintenance of our copper network to reduce faults in key trouble hotspots, saving engineer interventions. We prevented more than 100,000 faults during the year thanks to improved targeting and increasing our financial investment by 10%. This helped stabilise our network, although we were also helped by the kinder weather.

Invest for growth

Our plans to invest over £3bn in fibre broadband infrastructure is a critical part of our investment for growth, but we know we must continue to innovate to meet customers’ changing needs. We announced large-scale trials this summer of ultrafast broadband with G.fast technology (see below).

Since we launched our superfast programme we have introduced nearly 250 innovations and improvements as we continually try to expand the reach of our network or make it easier to build.

We also invested in our copper network, which grew by 215,000 lines this year, and continues to underpin the services we provide. And we continue to develop our Ethernet portfolio and offer competitive pricing.

Ultrafast broadband vision

In January 2015 we set out our ultrafast broadband vision for the UK.

Using G.fast technology, we expect to offer initial speeds of a few hundred megabits per second to millions of homes and businesses by 2020. Speeds are expected to increase to up to 500Mbps to most of the UK within a decade from now, as further industry standards are secured and new kit is developed, subject to there continuing to be a stable regulatory environment that supports investment. We also plan to offer a 1Gbps product for those who want ever faster speeds.

G.fast is an innovative technology that uses higher frequencies than FTTC to provide faster broadband speeds over copper. We will test it in two trial locations (Huntingdon, Cambridgeshire and Gosforth, Newcastle) this summer.

The trials will build on tests at our innovation centre at Adastral Park. These have shown that G.fast has the potential to deliver significant speed increases from existing and new fibre street cabinets as well as from other points closer to the customer. This is an important development as it means the technology can be deployed in a more efficient and rapid manner than previously thought.

If the trials are successful, we will start to deploy G.fast across the network in the 2016/17 financial year.

Financial performance

Year ended 31 March	2015 £m	2014 £m	2013 £m
Revenue	5,011	5,061	5,115

Operating costs	2,411	2,460	2,473
EBITDA	2,600	2,601	2,642

Depreciation and amortisation	1,348	1,406	1,428
Operating profit	1,252	1,195	1,214
Capital expenditure	1,082	1,049	1,144

Operating cash flow	1,502	1,492	1,475

Revenue declined 1% (2013/14: 1%). Regulatory price changes had a negative impact of around £180m, the equivalent of around 4% of our revenue. This was partly offset by 41% growth in fibre broadband revenue due to strong market demand.

Revenue from fibre broadband accounted for 10% of total revenue this year compared to 7% last year.

Operating costs reduced 2% (2013/14: 1%). Cost efficiencies from improving engineer efficiency and reducing the number of tasks and customer contacts were partly offset by a smaller benefit from the sale of redundant copper. In the year the sale of redundant copper generated net income of £29m, and we expect no benefit from this in 2015/16.

EBITDA was flat (2013/14: 2% down), and with depreciation and amortisation down 4% (2013/14: 2%) driven by a lower depreciation charge on core network assets, operating profit was up 5% (2013/14: 2% decrease).

Capital expenditure of £1,082m increased £33m or 3% (2013/14: £95m or 8% decrease) driven by higher volumes of Ethernet provision, the expansion of our network to new homes and an increase in BDUK fibre rollout. Capital expenditure is net of £378m grant funding (2013/14: £126m).

Operating cash flow increased 1% (2013/14: 1%).

Key priorities

Our future plans include:

•	continuing to improve our customer service, through ongoing investment and innovation;
•	progressing our G.fast trials and continuing to roll out fibre in BDUK and hard-to-reach areas; and
•	reshaping Openreach around our customers to be ready for their future needs.

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Annual Report 2015

BT Technology, Service & Operations (BT TSO)

BT TSO is our internal service unit that is responsible for delivering and operating our networks, platforms and IT systems.

BT TSO works closely with each of our customer-facing lines of business. We create new products for them and make sure that existing services evolve with the changing needs of their customers.

We are responsible for the whole lifecycle of BT’s global networks and systems – from design, test and build through to operational management. And we make sure that they are reliable and resilient.

We manage most of BT’s research and development and look at ways to differentiate BT though innovation. And we manage our worldwide patent portfolio. These are covered further on page 34.

Products and services

We manage the voice, data and TV platforms and the IT applications which make up the core infrastructure for BT’s products, services and internal systems. Through technology refresh and proactive maintenance we are improving the reliability of our networks and IT systems so that our customers do not suffer loss of service. Our people also design and deliver the large-scale global managed network services which are sold to many of the top companies in the world.

We are replacing costly and inefficient legacy systems with newer ones. This saves us money and can free up capacity in the network. And it often reduces the amount of energy we use.

We deliver and manage BT’s internal IT systems, such as our customer management and HR systems. Our investments in these have simplified our processes and improved the way our people interact with them. Our service colleagues now have the information available to provide a better service for customers.

Given the rapid pace of change in the technology that BT TSO people work on, we have developed comprehensive training and re-skilling programmes. We are also a major recruiter of UK graduates and modern apprentices. This is covered further on page 31.

Performance in the year

We have improved the reliability of our IT systems. We have also continued to reduce our costs and the group’s energy consumption.

Key facts:

We have continued to develop our networks and platforms. This has resulted in new features being added, improvements in reliability and older technology being removed. You can read more about this on page 33.

Driving Continuous Improvement has been critical to transforming our costs. By adopting ‘lean’ tools and techniques our global design teams have been able to improve productivity. This has led to a reduction in the cost and the amount of time it takes to create product designs. We have further reduced our reliance on third-party vendors as we have continued to build our own IT development centres. You can read more about our global development centres on page 34.

Key priorities

Our future plans include:

•	developing new capabilities and processes to improve customers’ experiences;
•	working with Openreach to deliver the first ultrafast broadband trials (see page 75);
•	conducting technical trials of the voice and data capabilities of our IP core network to enable the migration to ‘all-IP’ services;
•	continuing to invest in our TV platform, adding new channels and launching the first season of our exclusive UEFA Champions League and UEFA Europa League coverage;
•	continuing to expand our global network to key cloud data centres to offer our corporate customers enhanced security and performance when using cloud services such as Microsoft Azure and Amazon Web Services; and
•	running trials with enterprise customers so that they can control network functions such as firewalls and WAN optimisation from IT servers on their sites. This could lead to a reduction in the amount of specialist network hardware customers require.

Find out more

Our research and development	Recruitment of graduates and
activities on page	apprentices on page

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	0ur lines of business	Group performance	Governance	Financial statements	Additional information	77

Group performance

In this section we explain how we have done this year against our key performance indicators. We set out the financial results of the whole group and we look at our performance as a sustainable and responsible business.

    78     Group Finance  Director’s introduction

    79     Group financial results

    80      Group performance

    80      Our progress against our KPIs

    80     Outlook

    82     Income statement

    84     Dividends

    84     Cash flow

    85     Net debt

    87     Taxation

    88     Capital expenditure

    88     Balance sheet

    89     Pensions

    90     Contractual obligations and commitments

    90      Delivering societal and environmental benefits

Our progress against our KPls

We have again delivered strong financial results this year and improved aspects of customer service.

Our financial performance

Our financial strength gives us the ability to invest in the things that set us apart.

Delivering societal and environmental benefits

Our goal is to benefit society, our customers and our own business through what we do and how we do it.

Alternative performance measures

We judge and explain our performance using certain alternative performance measures. These include trends in underlying revenue and operating costs excluding transit, adjusted and reported EBITDA, adjusted earnings per share, normalised and reported free cash flow and net debt. ‘Adjusted’ means that a measure is before specific items. We describe on page 202 what we mean by specific items and we have disclosed specific items for this year and the last two years in note 8 to the consolidated financial statements.

These alternative performance measures are not defined under IFRS so they are termed ‘non-GAAP’ measures. But they are consistent with how management measures the group’s financial performance. We have defined each of these measures on pages 202 to 204, where we have provided more detail, including reconciliations to the nearest measure under IFRS.

You can find a review of the performance of our lines of business this year, from page

78	BT Group plc
Annual Report 2015

Group Finance Director’s introduction

“This year we’ve made some key investment decisions. We’ve been able to do that because of our financial strength. And we’ve delivered our financial results, in line with or ahead of our outlook.”

Our financial performance

This year, we have again delivered EBITDA and free cash flow growth. Underlying revenue excluding transit was down 0.4%, broadly level with last year, as the strong growth in BT Consumer was offset by the impact of challenging markets and regulatory pricing pressures. Our results were in line with or ahead of the outlook that we announced at the start of the year.

Our balance sheet remains strong and has enabled us to make some key moves in the market this year, with our planned acquisition of EE and securing further exclusive sports content in our BT Consumer business. We agreed the triennial valuation of the BT Pension Scheme, giving certainty to the required deficit payments for the following three years.

Over the past six years we have reduced our operating costs and capital expenditure, in aggregate, by around £5.5bn. This year we continued the good progress already made in transforming our costs. In BT Global Services, we replicated the forensic approach applied in the UK to the international business and across the lines of business we increased productivity, while reallocating our labour resource to be more efficient. This contributed to growth in adjusted EBITDA of 3% to £6.3bn.

Adjusted profit before tax was £3.2bn, up 12%, and adjusted EPS of 31.5p was also up 12%. The benefit of our focus in recent years on capital expenditure efficiencies and debt reduction have flowed through to these metrics.

Normalised free cash flow was up £380m at £2,830m, ahead of our outlook for the year of above £2.6bn. Strong cash generation across the group has enabled us to invest in our five strategic growth areas.

Our capital expenditure was £2.3bn. We have now passed more than 22m premises with our superfast fibre broadband network, over three-quarters of the UK. This includes premises within BDUK areas as we continue to make progress with extending the reach of fibre beyond our commercial footprint.

In February we announced our proposed acquisition of EE from Deutsche Telekom and Orange. The integration of BT with EE will accelerate our mobility strategy and increase our capacity for future investment and product innovation, and is an exciting prospect.

Our financial objectives are to reduce net debt while investing in the business, supporting the pension fund and paying progressive dividends.

2014/15 performance against our outlook

	Outlook	Result
Underlying revenue excluding transit[a]	Broadly level	Down 0.4%
Adjusted EBITDA[b]	£6.2bn–£6.3bn	£6.27bn
Normalised free cash flow[b]	Above £2.6bn	£2.83bn
Dividend per share	Up 10%–15%	Up 14%
Share buyback programme	c£ 300m	£320m

[a]	Underlying revenue excluding transit is defined on page 202.
[b]	Adjusted EBITDA and normalised free cash flow are defined on page 203.

Outlook for 2015/16

We continue to expect growth in underlying revenue excluding transit in 2015/16. We expect modest growth in adjusted EBITDA. This is despite a year-on-year impact of around £170m due to lower income from both ladder pricing and the sale of redundant copper, a higher pensions operating charge and higher leaver costs. We will also incur costs relating to the launch of our UEFA Champions League and UEFA Europa League content in the year.

We expect normalised free cash flow to be around £2.8bn. This compares with £2,830m in 2014/15 and is despite an increase of around £90m in ordinary pension contributions. We are making no change to our expected dividend and share buyback outlook.

Outlook for 2015/16

Underlying revenue excluding transit[a]	Growth
Adjusted EBITDA[b]	Modest growth
Normalised free cash flow[b]	c£2.8bn
Dividend per share	Up 10%–15%
Share buyback	c£300m

[a]	Defined on page 202.
[b]	Defined on page 203.

It remains essential that we stay focused on our core business while we move into new areas. I expect the coming year to be both exciting and rewarding for our business. We have laid the foundations that position us well for growth.

Tony Chanmugam

Group Finance Director

6 May 2015

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	0ur lines of business	Group performance	Governance	Financial statements	Additional information	79

Group financial results

We have made good progress and again delivered strong financial results for the year.

We have made key decisions and are investing in the things that set us apart.

Revenue
Year ended 31 March

£m
18,500
18,000
17,500
17,000
18,103
18,339
18,287
18,287
17,979
17,851
2013
2014
2015

	2014	2015
reported	1% ↑	2% ↓
adjusted[a]	0%	2% ↓

Operating costs[b]
Year ended 31 March

£m
12,500
12,000
11,500
11,000
12,312
12,196
12,447
12,171
11,961
11,580
2013
2014
2015

	2014	2015
reported	1% ↑	4% ↓
adjusted[a]	0%	5% ↓

EBITDA
Year ended 31 March

£m
6,400
6,200
6,000
5,800
5,600
5,791
6,143
5,840
6,116
6,018
6,271
2013
2014
2015

	2014	2015
reported	1% ↑	3% ↑
adjusted[a]	0%	3% ↑

Profit before taxation
Year ended 31 March

£m
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,315
2,656
2,312
2,827
2,645
3,172
2013
2014
2015

	2014	2015
reported	0%	14% ↑
adjusted[a]	6% ↑	12% ↑

Earnings per share
Year ended 31 March

pence
35
30
25
20
15
10
5
0
24.8
26.3
25.7
28.2
26.5
31.5
2013
2014
2015

	2014	2015
reported	4% ↑	3% ↑
adjusted[a]	7% ↑	12% ↑

Proposed full year dividend
Year ended 31 March

2015	12.4p
2014	10.9p
Change	14% ↑

Capital expenditure[c]
Year ended 31 March

£m
2,480
2,360
2,240
2,120
2,000
2,438
2,346
2,326
2013
2014
2015

Free cash flow
Year ended 31 March

£m
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
2,292
2,300
2,171
2,450
2,782
2,830
2013
2014
2015

	2014	2015
reported	5% ↓	28% ↑
normalised[d]	7% ↑	16% ↑

Net debt
At 31 March

£m
8,000
6,000
4,000
2,000
0
7,797
7,028
5,119
2013
2014
2015[e]

[a]	Items presented as adjusted are stated before specific items. See page 202 for further details.
[b]	Before depreciation and amortisation.
[c]	Before purchases of telecommunications licences.
[d]	See definition on page 203 and summarised cash flow statement on page 84.
[e]	Includes the impact of our £1.0bn equity placing. See page 85.

80	BT Group plc
Annual Report 2015

Group performance

Our progress against our KPIs

We have again delivered on our three financial KPIs with strong growth in adjusted EPS and cash flow. Our customer service performance is up 4.7% but we still want to do better.

We use four key performance indicators (KPIs) to measure how we are doing against our strategy. Our financial KPIs measure: the trend in underlying revenue excluding transit; our adjusted earnings per share; and normalised free cash flow. Customer service improvement is also a vital non-financial KPI for us. These KPIs are used to measure the variable elements of our senior executives’ pay each year as set out in the Report on Directors’ Remuneration (see page 111).

We have outlined our performance against each KPI here, together with an explanation in italics of how we define each measure. You can find reconciliations of the financial measures to the closest IFRS measure in the Additional information section on pages 202 to 204.

Outlook

Our goal is to deliver sustainable, profitable revenue growth. We aim to achieve this through making strategic investments and delivering on our underlying business. And we are still focusing on cost transformation activities to drive out inefficiency, improve our processes and reduce our cost base.

Outlook for 2015/16

We continue to expect growth in underlying revenue excluding transit in 2015/16. We expect modest growth in adjusted EBITDA. This is despite a year-on-year impact of around £170m due to lower income from both ladder pricing and the sale of redundant copper, a higher pensions operating charge, and higher leaver costs. We will also incur costs relating to the launch of our UEFA Champions League and UEFA Europa League content in the year.

Normalised free cash flow is expected to be around £2.8bn in 2015/16. This compares with £2,830m in 2014/15 and is despite an increase of around £90m in ordinary pension contributions.

We are targeting a BBB+/Baa1 credit rating over the medium term. For 2015/16, we continue to expect to grow our dividend per share by 10%-15% and to undertake a c£300m share buyback to help offset the dilutive effect of maturing all-employee share plans.

Profit estimate and profit forecast considered within the shareholder circular

On 1 April 2015 we published a shareholder circular in relation to our proposed acquisition of EE. In this, we provided information relating to our 2014/15 profit estimate and our 2015/16 profit forecast. This information confirmed our outlook as stated on 30 January 2015, when we published our unaudited results for the third quarter and nine months to 31 December 2014.

In this we included the following statement:

“We expect adjusted EBITDA of £6.2 billion – £6.3 billion in 2014/15 with further growth in 2015/16.”

Our actual adjusted EBITDA for 2014/15 was £6,271m, at the upper end of the range, and we continue to expect modest growth in 2015/16. This is consistent with the statement of ‘further growth’ that we made in the shareholder circular.

The 2014/15 profit estimate and the 2015/16 profit forecast do not take into account any impact of the proposed acquisition of EE. The basis of preparation and assumptions for these are set out in the Additional information on page 222.

Shareholders approved the transaction on 30 April 2015 and we are now awaiting approval from the Competition and Markets Authority.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	0ur lines of business	Group performance	Governance	Financial statements	Additional information	81

BT Consumer revenue was up 7%, with strong growth in the broadband and TV customer bases helped by BT Sport. This growth was offset by declines in our other lines of business, mainly reflecting regulatory price changes and lower UK public sector revenues. We explain more about the performance of our lines of business from page 53.

Underlying revenue reflects the overall performance of the group that will contribute to long-term profitable revenue growth. We exclude the impact of acquisitions and disposals, foreign exchange movements and specific items from this measure. We focus on the trend in underlying revenue excluding transit because transit traffic is low margin and affected by reductions in mobile termination rates, which are outside our control.

Adjusted profit after tax grew 15% this year reflecting the impact of our cost transformation activities, a lower interest expense and a lower depreciation and amortisation charge together with a reduction in the effective tax rate from 21.7% to 19.9%.

Adjusted earnings per share grew 12% to 31.5p. The weighted average number of shares in the market increased 3% as a result of a large all-employee share plan which matured in the summer and an equity placing to support our planned acquisition of EE.

Adjusted earnings per share is the adjusted profit after tax attributable to our shareholders, divided by the weighted average number of shares in issue. Being an ‘adjusted’ measure, it excludes the impact of specific items and as such it is a consistent way to measure the performance of our business over time.

The increase in our normalised free cash flow reflects favourable working capital movements, including the timing of BT Sport programme rights payments in the prior year, growth in EBITDA, lower ordinary pension contributions and lower tax and interest payments. These were partly offset by higher net cash capital expenditure due to the timing of grant funding cash receipts.

Free cash flow is the cash we generate from our operations, less capital expenditure and finance costs. It represents the cash available to invest in the business, repay debt, support the pension scheme and pay dividends to our shareholders.

Normalised free cash flow excludes significant non-operational payments and receipts that would distort the measure year on year. So in calculating normalised free cash flow we take out the impact of specific items, purchases of telecommunications licences, pension deficit payments and the tax benefit from pension deficit payments.

We have improved our customer service this year, but we are not satisfied and still want to do better. All of our lines of business contributed to this improvement. We delivered significantly better repair performance and shorter lead times for providing UK lines and broadband. BT Global Services made large gains in delivering more of its products within target times. Looking forward, we need to improve our provision of Ethernet services and recover more quickly when we do fail to meet our promises.

‘Right First Time’ is our key measure of customer service. This tracks how often we keep the promises we make to our customers. This could be about keeping to appointment times, fixing faults within an agreed period or answering calls promptly and dealing with queries or orders efficiently. As well as improving service and the customer experience, keeping our promises should mean that there is less work to do in correcting our mistakes, and so reduces our costs.

[a]	Cumulative improvement from 1 April 2009.

82	BT Group plc
Annual Report 2015

Income statement

Summarised income statement

Year ended 31 March Before specific items	2015 £m	2014 £m	2013 £m
Revenue	17,851	18,287	18,339

Operating costs[a]	(11,580)	(12,171)	(12,196)
EBITDA	6,271	6,116	6,143

Depreciation and amortisation	(2,538)	(2,695)	(2,843)
Operating profit	3,733	3,421	3,300

Net finance expense	(560)	(591)	(653)

Associates and joint ventures	(1)	(3)	9
Profit before taxation	3,172	2,827	2,656

Taxation	(631)	(613)	(597)
Profit for the year	2,541	2,214	2,059

[a]	Excluding depreciation and amortisation.

Revenue

Our key revenue measure, underlying revenue excluding transit, was down 0.4% which is in line with our outlook for the year of being broadly flat.

Reported revenue, which includes specific items, was down 2%. Adjusted revenue was also down 2% at £17,851m.

Underlying revenue excluding transit was down 0.4% compared with a 0.5% increase in the prior year. We had a £231m negative impact from foreign exchange movements, a £119m reduction in transit revenue and an £8m negative impact from disposals.

Growth in BT Consumer was offset by declines in our other lines of business. BT Consumer revenue was up 7%, with strong growth in the broadband and TV customer bases. We are very pleased with the performance of BT Sport which has contributed to both top and bottom-line growth. Openreach revenue was down 1%, driven by regulatory price changes which were partly offset by the benefit of fibre broadband growth. BT Business underlying revenue excluding transit declined marginally with lower call and line volumes reflecting the migration of customers to broadband and IP services. BT Wholesale underlying revenue excluding transit was down 7%. The impact of regulatory price changes and a large contract termination were partly offset by the recognition of ladder pricing revenue. In BT Global Services, UK public sector revenue was lower, with this partly offset by our high-growth regions.

You can see a full breakdown of reported revenue by major product and service category in note 4 to the consolidated financial statements.
EBITDA

Adjusted EBITDA increased 3% to £6,271m (2013/14: flat), at the upper end of our outlook of £6.2bn–£6.3bn.

This shows how our cost transformation activities are benefiting our bottom line. We have reduced costs, and have still been able to invest while increasing our profitability.

Through the group-wide restructuring programme that we completed this year, we have made investments to reduce costs in the longer term. The incremental costs associated with this restructuring have been treated as specific items.

We have disclosed adjusted EBITDA for each of our customer-facing lines of business in note 4 to the consolidated financial statements.

Operating costs

We reduced operating costs before depreciation and amortisation by 5%.

Our total operating costs before depreciation and amortisation were down £591m (2013/14: flat) at £11,580m. Our ability to reduce costs while investing reflects our focus on cost control. Underlying operating costs before depreciation and amortisation and excluding transit decreased 2%. In aggregate, we have reduced operating costs and capital expenditure by around £5.5bn over the last six years despite significant investment across the business.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	0ur lines of business	Group performance	Governance	Financial statements	Additional information	83

Payments to telecommunications operators (POLOs) were down 13% primarily reflecting lower transit volumes, a negative foreign exchange movement and lower call volumes in BT Consumer. Net labour costs were down 8% as we increased productivity while reallocating our labour resource to be more efficient. Total labour costs including capitalised labour were down by less, at 4%, as a result of using more indirect labour in capital projects, primarily in Openreach due to the BDUK programme. BT Sport programme rights charges were £330m (2013/14: £203m), up 63% reflecting a full 12 months of sports rights charges. Property and energy costs were 1% higher while other operating costs were down 1%. Other operating costs include sales of redundant copper which generated net income of £29m, and we expect no benefit from this in 2015/16.

You can see a detailed breakdown of our operating costs in note 5 to the consolidated financial statements.

Specific items

As we have said on page 77, our commentary in this performance review focuses on the results before specific items as this is how management measures the ongoing performance of the business.

Specific items resulted in a net charge after tax of £406m (2013/14: £196m).

We recognised revenue and EBITDA of £128m being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment in July 2014.

Specific items charged against operating costs include £315m (2013/14: £276m) relating to the group-wide restructuring programme that started in 2012/13. These costs primarily relate to leavers and property and network rationalisation.

Regulatory judgments on Ethernet product pricing in prior years and an assessment of certain other historical regulatory matters led to a charge of £75m in the year.

We had a property rationalisation net benefit of £22m being a profit of £67m on the disposal of a surplus building in London, Keybridge House, partly offset by a £45m increase in onerous lease provisions. We incurred costs of £36m relating to the proposed acquisition of EE. Of these, £19m have been recognised in operating costs, £10m were directly related to the share placing we made in February 2015 and so have been recognised in equity, and £7m relate to financing costs.

Net interest on pensions of £292m (2013/14: £235m) was charged as a specific item. The increase mainly reflects the higher deficit at 31 March 2014 of £7.0bn compared to the deficit of £5.9bn at 31 March 2013.

Specific items also include a tax credit of £121m (2013/14: £111m) reflecting the tax on specific items charged within profit before tax. The prior year included a tax credit of £208m on the re-measurement of deferred tax balances from a rate of 23% to 20%. There is no credit this year as the rate of tax for 2015/16 is unchanged at 20%.

You can see details of all specific items charged to the income statement in the last three years in note 8 to the consolidated financial statements.

Profit before tax

Adjusted profit before tax was up 12% at £3,172m.

The increase in adjusted profit before tax reflects our EBITDA performance and our focus in recent years on capital expenditure efficiencies and debt reduction, which has resulted in lower depreciation and amortisation and a lower net finance expense.

Reported profit before tax (which includes specific items) was up 14% to £2,645m.

We discuss depreciation, net finance expense and tax in later sections of this performance review.

Earnings per share

Adjusted earnings per share increased 12% to 31.5p.

Adjusted earnings per share is one of our key performance indicators (see pages 80 and 81) and has increased 20% over the last two years. The graph below shows the drivers of the rise in adjusted earnings per share over this period.

Reported earnings per share, which includes specific items, was 26.5p, up 3%.

Our earnings per share in future years will be impacted by share options maturing and share awards vesting under our employee share plans. It will also be affected by the additional shares we intend to issue as part of the planned acquisition of EE. See page 217 for more details.

Find out more

Our cost transformation
focus on page

84	BT Group plc
Annual Report 2015

Dividends

The Board is proposing a final dividend to shareholders of 8.5p, up 13%. This brings the full year dividend to 12.4p, up 14%, and compares with an increase in the 2013/14 full year dividend of 15%.

This year’s dividend is at the upper end of our outlook range, reflecting our strong financial performance this year. It will be paid, subject to shareholder approval, on 7 September 2015 to shareholders on the register on 14 August 2015.

Our policy is to pay a progressive dividend.

We have set out our dividend expectations for 2015/16 in our Outlook on page 80.

Cash flow

We generated normalised free cash flow of £2,830m, up £380m or 16%, and higher than our outlook of above £2.6bn.

Free cash flow

The increase in normalised free cash flow reflects favourable working capital movements, including the timing of BT Sport programme rights payments in the prior year, growth in EBITDA, lower ordinary pension contributions and lower tax and interest payments. These were partly offset by higher net cash capital expenditure due to the timing of grant funding cash receipts. BT Consumer delivered a particularly strong cash flow performance this year.

We secured FA Premier League football rights for a further three years and we paid a deposit of £29m. We also paid a further £240m for our existing FA Premier League football broadcast rights.

Summarised cash flow statement

Year ended 31 March Before specific items	2015 £m	2014 £m	2013 £m
EBITDA	6,271	6,116	6,143

Capital expenditure[a]	(2,411)	(2,346)	(2,438)

Interest	(573)	(608)	(692)

Taxation[b]	(415)	(424)	(624)

Working capital movements	(220)	(380)	(81)

Other non-cash and non-current liabilities movements	178	92	(8)
Normalised free cash flow	2,830	2,450	2,300

Purchases of telecommunications licences	–	–	(202)

Cash tax benefit of pension deficit payments	106	77	560

Specific items	(154)	(356)	(366)
Reported free cash flow	2,782	2,171	2,292

Pension deficit payments	(876)	(325)	(325)

Dividends	(924)	(778)	(683)

Disposals and acquisitions	10	(22)	222

Share buyback programme	(320)	(302)	(302)

Proceeds from issue of own shares	1,201	75	109
Reduction in net debt from cash flows	1,873	819	1,313
Net debt at 1 April	(7,028)	(7,797)	(9,082)

Reduction in net debt from cash flows	1,873	819	1,313

Non-cash movements	36	(50)	(28)
Net debt at 31 March	(5,119)	(7,028)	(7,797)

[a]	Excluding purchases of telecommunications licences and net of government grants.
[b]	Excluding cash tax benefit of pension deficit payments.

The net cash cost of specific items was £154m (2013/14: £356m) mainly comprising restructuring costs of £267m (2013/14: £267m), ladder pricing receipts of £88m (2013/14: £nil), and a net property rationalisation benefit of £51m (2013/14: cost of £55m).

Last year the cash cost of specific items included payments of £19m relating to the acquisition of ESPN’s UK and Ireland TV channels business and £16m relating to claims against which we have provisions.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	0ur lines of business	Group performance	Governance	Financial statements	Additional information	85

Reported free cash flow, which includes specific items and a £106m (2013/14: £77m) tax benefit from pension deficit payments, was £2,782m (2013/14: £2,171m).

We spent £320m (2013/14: £302m) on our share buyback programme to help counteract the dilutive effect of our all-employee share option plans maturing. Exercises of share options generated proceeds of £201m (2013/14: £75m).

You can see a reconciliation from the net cash inflow from operating activities, the most directly comparable IFRS measure, to normalised free cash flow, on page 204.

Net debt

We have reduced net debt to £5,119m, down £1,909m, reflecting £1.0bn raised from the equity placing supporting our planned acquisition of EE as well as the strong cash generation of the business.

We have achieved this while making investments for the future of our business including in research and development and sports content, supporting our pension fund and funding our share buyback programme. And we have paid progressive dividends to our shareholders.

We continue to target a BBB+/Baa1 credit rating over the medium term. We regularly review the liquidity of the group and our funding strategy takes account of medium-term requirements including the pension deficit and share buyback. This year we have also taken into account the funding requirements for the planned acquisition of EE.

Gross debt, translated at swap rates, at 31 March 2015 was £9,074m. This comprised term debt of £8,371m, finance leases of £238m and other loans of £465m.

We issued £812m of term debt in the capital markets. The effective Sterling interest rate on this five year bond was 2.71%. This issuance was partly to refinance maturing debt and also to make sure we have liquidity to refinance term debt of £1,271m maturing in early 2015/16.

In June and July 2014 our €750m and €600m bonds matured resulting in a cash outflow of £1,151m.

We have increased the level of our investments held in liquidity funds and term deposits by £1,534m, reflecting the cash generation of the business, the issuance of term debt and the £1.0bn raised from the equity placement.

The impact of foreign exchange on net debt includes the impact of translation on finance leases, short-term borrowings, investments and cash balances. It also includes the benefit of translating our debt balances to Sterling at swap rates.

The adjustment to net debt to remove the impact of fair value hedge accounting increased by £82m. The adjustment for the use of the effective interest method decreased by £39m. These were principally due to higher Sterling interest rates.

The table below shows the key components of our net debt and of the reduction this year of £1,909m.

£m	At 1 April 2014	Term debt issuance/ (maturities)	Other cash flow	Fair value movements	Foreign exchange	Transfer to within one year	Other	At 31 March 2015
Debt due within one year[a]	1,873	(1,151)	(39)	–	(15)	1,272	(40)	1,900

Debt due after one year	7,941	812	–	82	294	(1,272)	11	7,868

Impact of cross-currency swaps[b]	(24)	–	–	–	(333)	–	–	(357)

Removal of accrued interest and fair value adjustments[c]	(294)	–	–	(82)	–	–	39	(337)
Gross debt	9,496	(339)	(39)	–	(54)	–	10	9,074

Less:

Cash equivalents	(695)	–	281	–	(20)	–	–	(434)

Current assets investments	(1,774)	–	(1,776)	–	28	–	(1)	(3,523)

Removal of accrued interest[c]	1	–	–	–	–	–	1	2
Net debt	7,028	(339)	(1,534)	–	(46)	–	10	5,119

[a]	Including accrued interest and bank overdrafts.
[b]	Retranslation of debt balances at swap rates where hedged by cross-currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and removal of fair value adjustments.

Over the last two years we have reduced net debt by £2.7bn, as shown in the graph below.

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The maturity profile of our term debt and the applicable average coupon rate is shown in the graph below.

Financing and debt maturity

The major source of our cash inflow in recent years has been the cash generated from our operations.

Together with our committed bank facilities of £1.5bn, these are expected to remain our liquidity sources for the foreseeable future. Our committed bank facilities are available until September 2019, with the option to extend the five-year term at the end of the first and second years. If agreed this provides a seven-year term, maturing in September 2021.

In February 2015 we signed a new £3.6bn facility agreement in relation to financing the proposed acquisition of EE. This facility will be available until the earlier of 31 August 2016 and the completion of the acquisition.

None of these facilities had been drawn down at 31 March 2015.

We raised term debt in the capital markets to re-finance maturing debt. Debt due within one year, at hedged rates, is £1,748m.

Net finance expense

Adjusted net finance expense of £560m decreased by £31m as we have reduced our net debt.

We have shown below an overview of our average gross debt, investments and cash balances, and net debt and the related weighted average interest rates over the past three years.

This shows an increase in the weighted average interest rate on net debt to 8.1%. This is due to the effect of carrying higher investment balances in advance of debt maturities and pension funding in 2015/16. The weighted average interest rate on gross debt was broadly unchanged at 6.0%.

You can see a reconciliation of net finance expense to net interest cash outflow in note 25 to the consolidated financial statements.

Year ended 31 March	2015 £m	2014 £m	2013 £m
Average gross debt	9,012	9,336	10,599

Weighted average interest rate on gross debt	6.0%	6.1%	6.1%

Average investments and cash balances	2,446	1,467	1,611

Weighted average interest rate on investments	0.4%	0.4%	0.5%
Average net debt	6,566	7,869	8,988

Weighted average interest rate on net debt[a]	8.1%	7.2%	7.1%

[a]	Excludes interest relating to unwinding of discount on provisions and derivatives not in a designated hedge relationship.

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Taxation

Our effective corporation tax rate was 19.9% compared with 21.7% in 2013/14. This is slightly lower in both years than the UK corporation tax rate of 21% (2013/14: 23%).

Our tax contribution

We are proud to be a major contributor to the UK economy and have paid over £16bn of UK corporation tax since privatisation in 1984.

This year we paid UK corporation tax of £225m (2013/14: £299m). Our UK corporation tax liabilities for the year were reduced by tax deductions on our all-employee share option plan maturities in the summer of 2014, as well as the tax deductible pension deficit payments. Both these factors will also affect our UK corporation tax payments in 2015/16. We paid non-UK corporate income taxes of £84m (2013/14: £48m).

In addition to paying UK corporation tax, we pay other taxes, such as Employer’s National Insurance and Business Rates, that represent a significant cost to our business each year. We are also a major collector of taxes, directly paying income tax and National Insurance due on our people’s wages, and VAT, to the UK Exchequer. We describe the total of the taxes that are a true cost to our business and those that we collect and pay on behalf of our people and customers as our ‘Total Tax Contribution’.

This year our Total Tax Contribution for the UK was £3.0bn (2013/14: £3.0bn). The Hundred Group Total Tax Contribution Survey for 2014 ranked us as the sixth highest UK contributor. We also contributed £0.4bn (2013/14: £0.4bn) in our largest non-UK jurisdictions.

Our approach to tax

The way we approach tax is set centrally at a group level and is agreed by the Board. Our main focus is to comply with the tax laws and regulations in each of the countries in which we do business. Our group tax team supports regional management to meet local tax regulations and reviews potential tax exposures regularly. We take the benefit of widely claimed tax incentives, reliefs and exemptions in order to reduce the tax cost to our business. Transactions between group companies are paid for as if between unconnected companies, applying OECD principles.

We have an open and effective working relationship with HM Revenue & Customs and are committed to this approach with local tax authorities around the world. This includes discussing the tax impact of major business decisions with the tax authorities when they happen.

Tax expense

Our total tax expense before specific items was £631m (2013/14: £613m). This is not the same as the total corporation tax we paid in the year because of differences between tax accounting rules and those for making corporation tax payments.

Our effective tax rate on profit before taxation and specific items is slightly lower than the UK statutory corporation tax rate. As we have shown below, this is due to the use of non-UK losses, prior year adjustments and other tax adjustments, which include tax savings from claiming incentives and reliefs. In the absence of any other factors, we would expect our effective tax rate to be around the UK corporation tax rate, as the majority of our business occurs in the UK.

Year ended 31 March Before specific items	2015 £m	2014 £m	2013 £m

Profit before taxation	3,172	2,827	2,656

Tax at UK statutory rate of 21% (2013/14: 23%, 2012/13: 24%)	666	650	638

Non-UK losses utilised	(36)	(13)	(14)

Prior year adjustments	(35)	(17)	(57)

Non-deductible items	16	16	30

Other tax adjustments	20	(23)	–

Effective tax charge	631	613	597

Effective tax rate	19.9%	21.7%	22.5%

The UK corporation tax rate has been falling annually since 1 April 2011. It changed from 23% to 21% on 1 April 2014 and from 21% to 20% on 1 April 2015. This has had a major influence on our effective tax rate in recent years.

We have shown a reconciliation of reported profit before taxation, which includes specific items, to total tax expense in note 9 to the consolidated financial statements.

Tax losses

We have £20.8bn of tax losses (2013/14: £21.3bn) that we have not given any value to on our balance sheet.

Of these, £17.1bn are capital losses arising in the UK. Of the remaining tax losses of £3.2bn, most arose in our non-UK companies in earlier financial years. We might be able to use the non-UK losses to offset tax liabilities in the future, but this will depend on us making profits in countries where we have previously made losses. We have given more details in note 9 to the consolidated financial statements.

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Capital expenditure

We are making significant investments in our strategic growth areas and to improve our customer service. By continuing to transform and drive efficiencies within our capital programmes we have been able to invest in our growth strategy without increasing our overall capital expenditure.

Our capital expenditure net of grant funding was £2,326m (2013/14: £2,346m). We have shown below how this was applied across our major capital programmes.

Our capital expenditure in recent years has focused on underpinning our growth strategy, and in particular on expanding and enhancing our next generation access network, which includes both fibre and Ethernet. Ongoing investments this year to support our strategy include:

•	increasing the footprint of our fibre broadband network, including extending the reach of fibre to rural areas under the BDUK programme. We have now passed more than 22m homes and businesses representing over three-quarters of UK premises;
•	continuing to build our TV capabilities, including Ultra-High Definition and TV Everywhere, as well as enhancing our content distribution network;
•	developing our capabilities and propositions for Mobility and Future Voice to exploit the convergence of fixed and mobile services;
•	expansion of our next generation networks, including expanding capacity on our IP Exchange platform;
•	continued development of customer contract-specific infrastructure for our global clients; and
•	improving customer experience by developing new systems and replacing elements of our network to reduce faults and speed up repair times.

We recognised grant funding of £392m (2013/14: £126m), mainly relating to our capital activity on the BDUK programme.

Of our total capital expenditure, £231m (2013/14: £239m) arose outside the UK. Capital expenditure contracted but not yet incurred was £507m at 31 March 2015 (2013/14: £400m).

Depreciation and amortisation

Depreciation and amortisation reduced 6% to £2,538m, due to lower capital expenditure in recent years as we have become more efficient in delivering our capital investment programmes. Our software development costs have reduced historically, and some of our previous network investments became fully depreciated in 2013/14, both of which added to the overall reduction in depreciation and amortisation.

Balance sheet

Summarised balance sheet

Our balance sheet reflects our significant investment in the network infrastructure assets that are the foundation of our business, as well as the working capital with which we manage our business day by day. It also reflects the longer-term funding strategy with which we finance our investments, and our obligation to the pension fund.

At 31 March	2015 £m	2014 £m	Movement £m

Property, plant & equipment, software and telecoms licences	15,216	15,525	(309)

Goodwill & other acquisition related intangible assets	1,459	1,402	57

Other non-current & current assets	1,754	1,000	754

Trade & other receivables	3,324	3,121	203

Investments, cash & cash equivalents	3,957	2,469	1,488
Total assets[a]	25,710	23,517	2,193

Loans & other borrowings	(9,768)	(9,814)	46

Trade & other payables	(5,276)	(5,261)	(15)

Other current & non-current liabilities	(2,244)	(2,031)	(213)

Provisions	(564)	(533)	(31)

Deferred tax liability	(948)	(829)	(119)

Pensions, net of deferred tax	(6,102)	(5,641)	(461)
Total liabilities	(24,902)	(24,109)	(793)
Total equity (deficit)	808	(592)	1,400

a Excluding deferred tax asset relating to the BT Pension Scheme.

Our core network infrastructure is included within property, plant and equipment, software and telecommunications licences. This is the backbone of the UK telecoms industry and a significant core asset for our business. These assets were held at a net book value of £15.2bn at 31 March 2015. The net reduction of £309m in the year primarily reflects the related depreciation and amortisation charge of £2,538m exceeding capital expenditure of £2,326m.

Goodwill and other acquisition-related intangible assets increased by £57m, primarily reflecting the impact of foreign exchange translation of overseas non-current assets. We review the recoverable amounts of goodwill annually across BT Global Services, BT Business and BT Consumer, the three cash generating units which hold goodwill, and are satisfied that these support its carrying value (see note 12).

Other non-current and current assets and liabilities relate primarily to our financial instruments, which we have described in note 26 to the consolidated financial statements.

Trade and other receivables increased by £203m to £3,324m while trade and other payables of £5,276m were £15m higher, contributing to the working capital outflow in the year. For more details, see our cash flow section on page 84.

Investments, cash and cash equivalents, loans and other borrowings are reconciled to net debt of £5,119m in note 24 to the consolidated financial statements. We have discussed net debt on page 85.

Provisions increased by £31m to £564m. We have a significant property portfolio which includes both office buildings and former telephone exchanges (see page 33). Onerous lease provisions amounted to £217m.

We have shown deferred tax movements in note 9 to the consolidated financial statements. Pensions, net of deferred tax, increased by £0.5bn to £6.1bn and are discussed below.

In February 2015, the company issued 222m ordinary shares for £1.0bn in contemplation of our proposed acquisition of EE. This is reflected in the improvement in equity of the group at 31 March 2015 compared with the prior year.

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Pensions

Overview

We provide a number of retirement plans for our employees. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. Although closed to new members, the BTPS still has around 38,000 active members, 196,000 pensioners and 72,500 deferred members. The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined the group after 1 April 2001. It has around 29,000 active members.

The BTPS and BTRSS are not controlled by the Board. The BTPS is managed by a separate and independent Trustee. Details of the governance of the BTPS, its financial position, the performance of its investments and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in December 2014, on the BTPS Trustee website (www.btpensions.net).

The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

We maintain retirement arrangements in most other countries with a focus on these being appropriate for the local market and culture.

We have given more information on our pension arrangements and on the funding and accounting valuations in note 19 to the consolidated financial statements.

BTPS funding valuation and future funding obligations

The funding of our main defined benefit pension plan, the BTPS, is subject to legal agreement between BT and the Trustee of the BTPS and is determined at the conclusion of each triennial valuation. The most recent triennial funding valuation at 30 June 2014 and the associated deficit contribution plan was agreed with the Trustee and certified by the Scheme Actuary in January 2015.

At 30 June 2014, the market value of assets was £40.2bn and the funding deficit was £7.0bn. There are a wide range of assumptions that could be adopted for measuring pension liabilities and legislation requires that this deficit is based on a prudent view – for example, assuming a lower future investment return than might be expected in practice.

A 16-year deficit contribution plan was agreed reflecting BT’s long-term and sustainable cash flow generation. Under this plan, we made deficit payments of £875m in March 2015 and £625m in April 2015. Further payments of £250m will be made in each of 2015/16 and 2016/17, bringing the total for the three years to 31 March 2017 to £2.0bn.

Accounting position under IAS 19

The accounting deficit, net of tax, has increased in the year from £5.6bn to £6.1bn. The movements in the deficit are shown below.

Actuarial gains on plan assets for 2014/15 reflect actual investment returns in the BTPS over the year of around 12% which were above the IAS 19 discount rate of 4.25%.

A fall in the real discount rate for the BTPS, from 0.97% to 0.39%, led to an increase in the liabilities which is shown as an actuarial loss on liabilities. This was partially offset by a fall in liabilities reflecting scheme and membership experience over the year following the use of updated membership data.

Find out more

The BT Pension Scheme at

www.btpensions.net

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Contractual obligations and commitments

We have set out below our principal contractual financial obligations and commitments at 31 March 2015. You can see further details on these items in notes 19, 24 and 29 to the consolidated financial statements; note 29 includes details relating to our financial commitments and contingent liabilities.

		Payments due by period
	Total £m	Less than 1 year £m		Between 1 and 3 years £m	Between 3 and 5 years £m	More than 5 years £m

Loans and other borrowings[a]	9,387	1,886	[b]	2,660	1,560	3,281

Finance lease obligations	238	14		23	22	179

Operating lease obligations	6,524	427		793	742	4,562

Capital commitments	507	496		4	4	3

Programme rights commitments	2,512	644		1,432	396	40

Pension deficit obligations	8,721	875	[c]	938	1,410	5,498
Total	27,889	4,342		5,850	4,134	13,563

a Excludes fair value adjustments for hedged risks.

b Includes £194m of accrued interest due within less than one year.

c £625m of the £875m was paid in April 2015.

At 31 March 2015 our cash, cash equivalents and current asset investments were £3,957m. We have an unused committed borrowing facility of £1.5bn and an unused £3.6bn committed acquisition facility which can be accessed to fund our planned acquisition of EE.

These resources and our future cash generation are expected to allow us to settle our obligations as they fall due.

Delivering societal and environmental benefits

We want to move beyond just being a sustainable and responsible business leader to completely integrating our purpose into all that we say, do and deliver. This should not only improve our business performance, but make us more healthy and resilient overall.

Our goal is sustainable profitable revenue growth; and we are able to demonstrate tangible progress in benefitting society and our own business. We have set out below some innovations and new developments from this year, which show that sustainability and revenue generation can be mutually reinforcing.

Societal benefit	Business benefit

Connecting Africa project provided satellite broadband to up to 73,000 people	Connecting Africa project has paved the way for the launch of additional commercial VSAT offerings in South Africa

30,000 people trained through Get IT Together – over 25% expected to experience a reduction in social isolation as a result	24% of people go on to buy broadband. Regional digital skills projects reinforce local government relationships

7.1Mt of customer CO2 emissions abated, 11% more than last year, increased influence on climate policy	£3.4bn of revenues contributing to carbon abatement. Over £36m of cost savings from energy reduction (£168m over the past six years)

Many of our social and environmental programmes are underpinned by our proactive approach to volunteering. We have given an update on our progress on page 32.

Supporting charities and communities

We continue to make an additional ‘investment in society’ each year. In 2014/15, this totalled £32.5m. This was made up of a mixture of cash, time volunteered and in-kind contributions; equating to 1.15% of our previous year’s adjusted profit before tax. This brings our total investment to around £197.5m over the past seven years (an average of 1.2% of adjusted profit before tax each year).

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This year we helped generate £83.7m towards good causes, meaning we have achieved £231.4m cumulatively towards our target of £1bn by 2020. We continue to build on our long-term partnerships with our strategic charity partners. We have supported Comic Relief since its launch 30 years ago. On the appeal night this year, all 230,000 telethon calls were handled over our network, peaking at 84 calls per second. Our MyDonate platform handled over £7.4m of donations. Red Nose Day 2015 had a very high level of employee engagement from across the business, with over 3,300 volunteers participating in a variety of fundraising activities – equivalent to £1.4m of benefit-in-kind.

Developing a culture of tech literacy

We are helping to fund the Barefoot Computing project to help primary school teachers get to grips with the new schools’ computing curriculum. BT volunteers are delivering teacher training workshops at scale. Since March 2014, the project has provided computer science resources and training to over 5,500 primary school teachers. This enables teachers with little previous computer science knowledge to integrate algorithms, abstraction and data structures into their lessons with children from the age of five. From the 2015 academic year, we will develop a more comprehensive schools programme across the UK, to help support our ambition to help 5m children by 2020.

Creating a connected society

We are building on our existing ambition to deliver access to fibre-based products and services to nine out of ten people in the UK. Our new 2020 ambition is ‘Helping 10m people overcome social disadvantage through the benefits our products and services can bring.’ This is a clear opportunity to show how our products and services can deliver social benefit and make a real difference to people all over the world. We can show how communications technology and the services we deliver can positively address key social issues such as poverty, social mobility, an ageing population and disability.

This year we published the Social Return on Investment analysis of our UK digital inclusion. This is helping private, public and voluntary sector organisations to measure the impact of being online. We have focused on material outcomes to individuals, BT and the UK economy. For the first time this has enabled us to measure the social impact of our digital skills programmes and feed this insight back into the product development cycle. Using this methodology, we have calculated that the benefit of getting online is worth £1,064 per person, per year rising to £3,568 for an advanced user.

Delivering environmental benefits

This year we helped our customers reduce their carbon emissions by 1.5 times the end-to-end carbon impact of our business, from 7.1Mt to 4.6Mt. This was an improvement on last year of 1.3:1, but we still have some way to go to achieve our 2020 goal of a 3:1 ratio. We are continuing to develop new products and solutions that can help our suppliers and customers reduce their carbon emissions. This year we generated revenues of £3.4bn globally from these products.

We are using our research capabilities to explore ways to improve the sustainability credentials of our products and services, as we have done with our latest Home Hub 5. Our research includes investigating how our products can reduce carbon impact through improved energy efficiency or the use of more sustainable materials. We also aim to extend the life of our products by refurbishment and reuse. We proactively apply design specifications to our new products and services to help us identify improvement opportunities, such as removing the installation CDs from our new hub.

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Update on how we are delivering our purpose – 2014/15

We continue to demonstrate our leadership in delivering societal and environmental benefits and we have evolved our existing 2020 ambitions to give focus to two other key areas: Tech Literacy and the Social Impact of our products and services. Out of our seven foundation performance indicators below, we have made progress against five, but failed to meet two, our sickness absence rate and our ethical trading.

	Our 2020 ambitions	2013/14 performance	2014/15 performance	Status	Target for 2015/16	Page

Supporting charities and communities	Use our skills and technology to help generate more than £1bn for good causes	£87m raised for good causes Cumulative total since 2012: £148m	£84m raised for good causes Cumulative total since 2012: £232m		Continue to improve upon total of £232m

	Inspire two-thirds of our people to volunteer by 2020[a]	16% of BT people volunteering	26% of BT people volunteering		Improve upon 26% of BT people volunteering

Creating a connected society	More than 9 out of 10 people in the UK will have access to fibre-based products and services	6 out of 10 people can access fibre-based products and services	7.5 out of 10 people can access fibre-based products and services		Continue to improve against 2014/15 performance

	Helping 10m people overcome social disadvantage through the benefits our products and services can bring[a]	n/a – new target	n/a – new target		Start to deliver against 2020 target of 10m people

Building a culture of Tech Literacy	Help 5m children receive better teaching in tech skills[a]	n/a – new target	n/a – new target		Start to deliver against 2020 target of 5m children

Delivering environmental benefits	Help our customers reduce carbon emissions by at least 3 times the end-to-end carbon impact of our business	1.3:1 achieved	1.5:1 achieved		Improve upon 1.5:1

Our foundations for being a sustainable and responsible business

	Our foundations	2013/14 performance	2014/15 performance	Status	Target for 2015/16	Page

Our investment	Investment in responsible and sustainable business practices; to be more than 1% of adjusted profit before tax (PBT)	1.01% of PBT invested	1.15% of PBT invested		Maintain 1% of PBT invested

Our customers	Customer service: a measure across our entire customer base. Target is to consistently improve RFT	1.5% improvement	4.7% improvement		Continue to improve RFT from 2014/15 level

Our employees	Employee engagement index: a measure of our relationship with our employees	3.82/5 achieved	3.82/5 achieved		Maintain or improve from 2014/15 performance

	Sickness absence rate: % of calendar days lost to sickness absence	2.10% calendar days lost in sickness	2.23% calendar days lost in sickness		Maintain or improve from 2014/15 performance

	Ethical performance a measure of our employees’ awareness and training	4.29/5 achieved	4.33/5 achieved		Maintain or improve from 2014/15 performance

Our suppliers	Ethical trading: a measure of our supply chain review; with specific focus on Human Rights	97% follow-up within three months	96% follow-up within three months		100% follow-up within three months, for all those suppliers identified as high/ medium risk

Our environmental impact	CO2e emissions: a measure of our climate change impact	79% reduction in net CO2 e emission intensity against 1996/97 levels	79% reduction in net CO2 e emission intensity against 1996/97 levels		Continue to deliver against 80% target by December 2020

[a]	New 2020 ambition

Target met	Target failed	Ongoing	To find out more about our 2020 ambitions, our methodologies and how our results are calculated, take a look at www.bt.com/deliveringourpurpose

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	93

Governance

In this section we give details of our governance structure. We explain who sits on the Board, how it operates and the areas it focused on during the year. We also report on the work of our Board committees.

    94    Chairman’s governance report

    95     How we govern the group

    96    Board of Directors

    98     The Board

    101  Reports of the Board
committees

    101  Audit & Risk Committee
Chairman’s report

    105   Nominating & Governance
Committee Chairman’s report

    109  BT Pensions Committee
Chairman’s report

    110   Committee for Sustainable and
Responsible Business Chairman’s
report

    111   Report on Directors’ Remuneration

    130  Directors’ information

    131   General information

    135   Shareholders and Annual
General Meeting

Our directors

Our directors’ skills and experience together with their diverse backgrounds enable the Board to challenge management constructively and further develop our strategy.

Our committees

The Board has delegated certain responsibilities and authorities to its committees.

Our governance framework

Our governance and internal control framework supports the Board’s ability to exercise proper oversight.

Corporate governance statement

We are committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has applied the main principles of the UK Corporate Governance Code (the Code) as described on pages 93 to 136 of this Report of the Directors. The directors also consider that BT has complied with the Code provisions as currently in effect throughout the year, other than for five weeks (23 March – 30 April 2014) when the Remuneration Committee comprised two (not three) members (Code provision D.2.1). Please see page 121 for further details of the Remuneration Committee membership.

You can read about our position on external audit tender on page 103.

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for 2014/15. BT Group plc is the listed holding company for the BT group of companies. Its shares are listed on the London Stock Exchange, and on the New York Stock Exchange in the form of American Depositary Shares.

The Code and associated guidance are available on the Financial Reporting Council website at www.frc.org.uk

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Chairman’s governance report

“BT has made some key investment decisions this year and I would like to thank all the Board for the role they have played in shaping our strategy.”

Firstly, I am delighted to welcome Isabel Hudson who joined the Board on 1 November 2014. Isabel’s insight and experience in the regulatory, pensions and financial industries will be a strong asset for BT and the Board. I led the recruitment process with the full support of the Nominating & Governance Committee as we explain in more detail on page 105. Isabel will become chair of the Equality of Access Board and the BT Pensions Committee from 1 February 2016 as Phil Hodkinson steps down after ten years on the Board at the end of January. As I mentioned last year, Iain Conn, chief executive of Centrica, joined the Board on 1 June 2014.

We announced in April that Warren East will be stepping down from the Board on 31 May 2015 in light of his appointment as chief executive of Rolls-Royce with effect from 2 July 2015. Warren has made an immense contribution during his time at BT and I congratulate him on this important appointment.

I continually review the membership of the Board, and the range of skills it has. We look to appoint outstanding candidates with a diverse mix of experience, as we recognise the importance of diversity in its widest sense in Board effectiveness. Currently we have 27% female representation on the Board.

We are delighted that Alison Wilcox will join the company in July 2015 as our new Group HR Director and a member of the Operating Committee. Alison brings a wealth of international senior management experience. She replaces Clare Chapman who has helped us transform our culture and modernise our HR service. I would like to thank Clare and wish her continuing success in the future.

This has been a very full year for BT with a number of major developments and decisions. It has therefore been a very busy year for Board members who have made themselves available to support and engage with the management team, as and when needed. The Board has played an active role in the year’s major decisions, particularly in relation to the acquisition of FA Premier League rights and the proposed acquisition of EE; a significant transaction in strategic and scale terms, and which we have progressed at pace.

As well as our forward programme of key items, and updates from each line of business CEO, this year we had in-depth discussions on our mobility and TV content strategy, Customer First Programme and the pension scheme. You can read more about what we have done on pages 98 to 100.

We engaged Lintstock to undertake our triennial external Board evaluation to assess our effectiveness as a Board. The composition of the Board was rated highly and Lintstock commented that overall the knowledge of Board members was seen to be well drawn upon for the benefit of the company. We discussed the report in May 2014 and agreed some areas of improvement. We set out the progress we have made on a number of these areas on page 100. Our focus this year has included: analysis of competitor activity; further discussion on succession planning; continued insight into customer service including a visit to Openreach to see our service operations in action; and a visit to BT’s business in Italy.

We keep our governance framework under review to ensure it enhances the Board’s ability to exercise proper oversight. We have implemented some changes which include: establishing a new Technology Committee of the Board and, with effect from 1 April 2015, transferring oversight of certain non-financial risks, including our compliance programmes, from the Nominating & Governance Committee to the Audit & Risk Committee. You can read more about these changes on page 108.

The Financial Reporting Council updated the UK Corporate Governance Code in September 2014, with the changes effective for reporting periods beginning on or after 1 October 2014. We have taken these changes into account and will be reviewing our processes with a view to complying with, and reporting against, these new requirements in 2016.

We also engage in relevant consultations as they take place as part of the wider governance debate.

I would like to thank all members of the Board for their support this year and I believe the Board has the right mix of skills and experience to continue to deliver and further develop our strategy.

Sir Michael Rake

Chairman

6 May 2015

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	95

How we govern the group

Our governance structure

Find out more

You can view a formal	You can view the committees’
statement of the Board’s role	terms of reference at
at www.bt.com/board	www.bt.com/committees

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Board of Directors

Chairman

Appointed to the Board as Chairman in September 2007. A British national, age 67.

Skills and experience

Sir Michael has financial, risk, and international business and professional services expertise gained during his time at KPMG from 1974 to 2007 where he was senior partner in the UK from 1998 and international chairman from 2002. He was knighted in 2007.

Other appointments include

Deputy chairman of Barclays, chairman of Majid Al Futtaim Holdings and a director of McGraw Hill. He is also President of the Confederation of British Industry.

Chief Executive

Appointed as Chief Executive in September 2013 and on the Board since June 2008. A British national, age 47.

Skills and experience

Gavin has experience in sales, marketing and operations. He was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways.

Dan Fitz Company Secretary

Dan is the Group General Counsel & Company Secretary of BT Group plc. He joined BT in April 2010 as its Group General Counsel and was appointed Company Secretary in November 2012. Dan previously spent six years at Misys and 12 years at Cable & Wireless. A British and US dual national, age 55.

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. A British national, age 61.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments

Race for Opportunity advisory board member.

Non-executive director

Appointed to the Board in July 2009. A British national, age 59.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB and then chairman of Germany’s largest cable operator, Kabel Deutschland Gmbh until 2013. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior adviser to Providence Equity Partners, chairman of the advisory council of Portland PR and a director of PureGym.

Non-executive director

Appointed to the Board in June 2014. A British national, age 52.

Skills and experience

Iain has significant international experience, and understanding of technology and energy markets. Iain joined Centrica as chief executive in January 2015 having been with BP since 1986, where he held a number of executive positions in the BP group worldwide. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the Presidents Committee, CBI, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	97

Non-executive director

Appointed to the Board in February 2014. A British national, age 53.

Skills and experience

Warren has experience in technology and engineering. From 2001 to 2013, Warren was chief executive of ARM Holdings having joined the company in 1994 as a general manager. Prior to that, he spent 11 years at Texas Instruments in a variety of roles.

Other appointments include

Senior independent director and audit committee chairman of De La Rue. Non-executive director of Rolls-Royce, Dyson and Micron Technology, director of digital catapult and chair of ESCO, the sector council for electronic systems for BIS.

Non-executive director

Appointed to the Board in February 2006. A British national, age 57.

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Phil’s previous roles include senior independent director at Resolution, non-executive director of HMRC and Travelex, group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Financial Services UK Life.

Other appointments include

Non-executive director of Business in the Community. Chair of Action Medial Research and trustee of BBC Children in Need. Chair of the Community Mark Independent Approvals Panel and an adviser to the finance and fundraising committee of Christian Aid.

Non-executive director

Appointed to the Board in November 2014. A British national, age 55.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage QBE Insurance and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Chair of National House Building Council. Director Phoenix Group Holdings and Standard Life. Isabel is an ambassador for the disability charity, SCOPE.

Non-executive director

Appointed to the Board in November 2011. A US national, age 52.

Skills and experience

With a 30-year career in the technology and software industry, Karen brings experience in technology to the Board having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with the NASDAQ-listed software company Epiphany Inc, latterly as chief executive and has served on a number of corporate boards including VirtuOz, Proofpoint and Hi5 Networks.

Other appointments include

Director of Exponent, AYASDI and the San Francisco Opera. An advisory board member of Stanford University Technology Venture Program and Khosla Ventures.

Non-executive director

Appointed to the Board in January 2011. Nick became Senior Independent Director in March 2014. A British national, age 57.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Adviser to CCMP Capital.

Non-executive director

Appointed to the Board in January 2011. A British and Swiss dual national, age 51.

Skills and experience

Jasmine has experience in UK and international businesses, corporate social responsibility and sustainable business with particular expertise in building high-performing teams. She has a background in technology marketing and is currently chief executive of Save the Children International.

Other appointments include

Non-executive director of Standard Chartered.

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The Board

Who we are

You can read about the Board directors and the skills and experience they each bring to the Board on pages 96 and 97.

The Board consists of: the Chairman, the Chief Executive, the Group Finance Director and eight non-executive directors, including the Senior Independent Director. It is supported by the Company Secretary.

The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions which provide clear distinct responsibilities for each role.

As mentioned in the Annual Report & Form 20-F 2014, Iain Conn joined the Board on 1 June 2014. We also appointed Iain as a member of the Audit & Risk Committee and of the Nominating & Governance Committee.

And on 3 September 2014, we announced Isabel Hudson’s appointment as a non-executive director and a member of the BT Pension Committee with effect from 1 November 2014.

Following the Nominating & Governance Committee’s recommendation, we approved the extension of the appointment of Karen Richardson on the expiry of her first three-year term. Phil Hodkinson completed nine years’ service in January 2015 and, in accordance with the Code, the Board assessed whether Phil is independent of management and any business or other relationship that could materially interfere with the exercise of objective or independent judgement or his ability to act in the group’s best interests. The Board considered the recommendations of the Nominating & Governance Committee and concluded that Phil remains a valuable and effective independent non-executive director who demonstrates the highest commitment to the role. We extended Phil’s appointment for a further year, and announced on 1 April 2015 that he will step down from the Board in January 2016.

The Board included a majority of independent non-executive directors throughout the year. We viewed the Chairman as independent at the time of his appointment, and consider all of the other non-executive directors to be independent under the terms of the Code.

You can read about the roles of the Board members and the Company Secretary below.

The Chairman

The Chairman’s role is to:

•	lead the Board with a culture of openness, debate and appropriate challenge;
•	promote the highest standards of corporate governance;
•	ensure that the Board determines the nature and extent of the significant risks BT is willing to take in implementing its strategy;
•	make sure that the Board receives accurate, timely and clear information and is consulted on all matters important to it;
•	monitor the contributions and performance of the Board members;
•	make sure that BT maintains effective communication with shareholders and communicate their views and concerns to the Board; and
•	be a key contact for important stakeholders and, together with the Chief Executive and Senior Independent Director, represent BT in key strategic and government relationships.

The Chief Executive

The Chief Executive’s role is to:

•	lead the group’s performance and management;
•	propose strategies, business plans and policies to the Board;
•	implement Board decisions, policies and strategy;
•	develop and promote compliance with BT’s policies on conducting business globally;
•	maintain an effective framework of internal controls and risk management;
•	lead the Operating Committee in the day-to-day running of the business end to end; and
•	lead, motivate and monitor the performance of BT’s senior management team, and focus on succession planning for roles on the Operating Committee.

The Non-Executive Directors

A non-executive director’s role is to:

•	bring experience and independent judgement to the Board; and
•	challenge constructively and help develop proposals on strategy.

The Senior Independent Director

The Senior Independent Director is an independent non-executive director whose role is to:

•	meet with BT’s major institutional shareholders and shareholder representative bodies when requested and, if necessary, to discuss matters with them where it would be inappropriate for those discussions to be with either the Chairman or the Chief Executive;
•	act as a sounding board for the Chairman and as an intermediary between the other directors and the Chairman when necessary; and
•	review the Chairman’s performance during the year taking account of feedback from other Board members.

The Company Secretary

The Company Secretary’s role is to:

•	manage the provision of timely, accurate and considered information to the Board;
•	recommend corporate governance policies and practices to the Chairman and the Chief Executive;
•	implement and communicate corporate governance policies across the group; and
•	advise the Board and its committees on corporate governance and compliance in the group, and appropriate procedures for managing their meetings and duties.

The Company Secretary’s appointment and removal is a matter for the whole Board.

What we have done

The Board is responsible for the group’s strategy and for overseeing the group’s performance, but delegates day-to-day responsibility to executive management. But there are a number of matters reserved to the Board. These include matters relating to the group’s strategy, approving major acquisitions (for example, this year the proposed acquisition of EE), oversight and control, growing shareholder value and corporate governance.

The chart below shows how the Board allocated its time. A number of these areas are also considered by the Board committees.

The Board has a forward programme of business (see page 99) to ensure that it allocates sufficient time to key areas and that the programme is flexible enough for items to be added to any particular agenda as necessary.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	99

The Board’s annual programme includes:

• Chief Executive’s reports	• Succession planning
• Financial reports	• Board evaluation
• Strategy	• Security updates
• Line of business updates	• Governance and compliance
• Risk management	• Approach to tax
• Dividend policy	• Annual Report & Form 20-F
• Investor relations	• Group communications overview
• Health, safety and well-being	• Customer service

During 2014/15, we also had in-depth discussions on external technology and market trends, UK mobile market and mobility, BT TV and BT Sport, the pension scheme and human rights.

We visited our Italy business, and while there we reviewed operational matters with senior managers, met with employees as well as customers, government officials and opinion leaders. We also visited Openreach to see customer service in action and spent time on site visits with our engineers.

Mobility Strategy

The Board has particularly focused on BT’s mobility strategy and the proposed acquisition of EE playing an active role in reviewing the synergies of the acquisition and the financial elements underpinning the deal.

In order to improve the Board’s oversight of technological developments (both in BT and across the wider industry) and how the group manages technology strategy and risk, we created a new Technology Committee in November 2014 following the Nominating & Governance Committee’s recommendation.

 Technology Committee

The Technology Committee is primarily responsible for:

•	agreeing the development and implementation of BT’s major technology innovation strategies to provide assurance regarding ongoing business growth; and
•	overseeing risk management in relation to BT’s major operations and technologies.

The Chief Executive chairs the committee and Tony Ball, Warren East, Karen Richardson and Clive Selley (CEO, BT Technology, Service & Operations and Group CIO) are members. As we announced on 22 April, Warren East will step down from the Board on 31 May 2015.

The committee met for the first time in January 2015, when it discussed NGA, competitive landscape and technology options. The committee will meet at least three times a year.

We considered our Board committee structure and agreed that, with effect from 1 April 2015, the oversight of certain non-financial risks would move from the Nominating & Governance Committee to the Audit & Risk Committee. We also considered and approved changes to the Board’s and some committees’ terms of reference.

Director election and re-election

We appointed Isabel Hudson as a director after the last AGM, so Isabel will retire at the 2015 AGM and be proposed for election as required by BT’s Articles of Association. All of the other directors (apart from Warren East) will be proposed for re-election by shareholders at the AGM in accordance with the Code.

We include details of all directors’ contracts/letters of appointment in the Report on Directors’ Remuneration.

Attendance at Board meetings

The following table shows each director’s attendance at meetings of the Board during the financial year. The Chairman meets privately with the non-executive directors before each scheduled Board meeting. We encourage directors who are unable to attend a meeting to give the Chairman their views and comments on matters to be discussed, in advance.

Board members

	Meetings
Member	Eligible to attend	Attended

Sir Michael Rake (Chairman)	10	10

Gavin Patterson	10	10

Tony Chanmugam	10	10

Tony Ball	10	10

Iain Conn[a]	8	8

Warren East	10	10

Phil Hodkinson	10	10

Isabel Hudson[b]	4	4

Karen Richardson	10	10

Nick Rose	10	10

Jasmine Whitbread	10	10
[a] Iain Conn joined the Board on 1 June 2014. [b] Isabel Hudson joined the Board on 1 November 2014.

The Chairman keeps under review the level of attendance and contribution by directors at Board meetings, as well as their performance. During the year, he met with each director individually to review their performance and considers that each of them continues to make an effective contribution to the Board debate across a wide range of issues and demonstrates commitment to the role.

Find out more

You can see our Board
members on page

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Annual Report 2015

Board induction

On appointment, directors take part in an induction programme to increase their knowledge and understanding of the business. They receive information about BT including financial data and the key policies supporting BT’s business practices. We also give new directors details on: the role of the Board, its terms of reference, membership of the main Board committees and the matters reserved for decision by the Board, the Board committees or BT’s most senior executives. Below is a summary of what Isabel Hudson’s induction programme involved.

Induction for Isabel Hudson

Isabel’s comprehensive induction programme has included:

•	meeting the Chief Executive and each line of business CEO to gain a good understanding of the business and challenges;
•	briefings with the Group Finance Director, Company Secretary and other senior executives across a range of functions, such as finance, pensions, governance, investor and media relations and group strategy;
•	a visit to BT’s Newcastle and Openreach contact centres to see customer service operations first-hand; and
•	briefings on BT policies on anti-corruption and bribery, gifts and hospitality, charitable donations, corporate sponsorship and The Way We Work.

Isabel will continue to have opportunities to gain a greater understanding of BT’s business including visiting BT’s research laboratories at Adastral Park, Ipswich.

“The induction programme put together by BT has been very thorough, with plenty of opportunity to ask questions, and has been the basis of an excellent introduction to the group. BT has a very open approach to non-executive directors and there is plenty of opportunity to gain greater insight into areas of particular interest.” –Isabel Hudson.

Training and information

We encourage all directors to update their skills and knowledge and the Board and individual directors receive ongoing training as required. The Chairman also reviews with each director any training or development they need to help them in performing their role. And directors receive briefings to enhance their awareness of the different aspects of the business. The Chief Executive regularly provides information on the business in his report to the Board which can include: updates on operational matters, the competitive and regulatory environment and other changes affecting the group and the wider communications industry, group and line of business performance, strategy, investor relations and corporate responsibility. The Chairman also provides a weekly written update to the non-executive directors on key business activities, high level meetings, regulation and relevant sector highlights.

The Company Secretary provides briefings during the year on any significant developments in legal, governance and compliance areas. We also hold Board seminars during the year covering accounting, governance and compliance and reporting developments.

Board evaluation

Following a tender exercise we appointed Lintstock, an independent external organisation, to conduct the Board evaluation for 2014/15. Lintstock also supplies BT with a database application which BT uses to meet the insider list requirements under the Disclosure and Transparency Rules.

After interviewing each of the directors, seeking their views on how the Board and its committees work, Lintstock produced a report which we discussed at the Board meeting in May 2014. We agreed actions and enhancements based on the information Lintstock provided and the conclusions we derived from it.

The table below shows progress against the main actions:

Areas of focus	Actions
Competitor awareness
Competitor analyses	Addressed through independent external presentations to the Board.

Succession planning and exposure to management – priorities to include:
More discussion of succession for the positions of Chief Executive, Group Finance Director and potential future other executive directors as well as OC members and other key roles	Discussions at the Nominating & Governance Committee, taking account of thoughts and views from the Chief Executive.
Succession planning for the Chairman and non-executive directors	The Nominating & Governance Committee regularly reviews succession planning and the composition of the Board. We have strengthened the Board during the year with the appointment of Isabel Hudson.
The Board to identify collectively the individuals over whom it would like to maintain an oversight

Non-executive directors have attended the Chairman’s talent meetings which include a wide breadth of people from across the business. There is now a smaller pool of invitees to the Talent Breakfasts to allow the non-executive directors to get better acquainted with potential successors to OC and other key posts.

Customer service
Focus on customer service	The Board continued to focus on customer service throughout the year both in and outside of the Board meetings.
Site visits
Consider further site visits	The Board visited BT’s operations in Italy and the Openreach customer contact team. Isabel Hudson and Warren East have both spent time at BT’s Newcastle contact centre.
Improving strategic planning and challenge
Maintaining careful governance including at Board level on future investments	The Board spent considerable time reviewing BT’s investment in the FA Premier League rights auction and BT Sport.

Nick Rose, as the Senior Independent Director, reviewed and discussed the Chairman’s performance during the year, taking into account feedback from the other Board members, including from the external evaluation exercise conducted by Lintstock, which included a separate questionnaire on the role of the Chairman.

We have begun the Board’s evaluation for 2015/16. This is being conducted internally by electronic questionnaires. You will find further details on this evaluation process on page 107.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	101

Reports of the Board committees

Audit & Risk Committee Chairman’s report

“This year the committee has paid particular attention to two aspects of our IT environment, namely data security and cyber security. We reviewed in considerable depth the actions being taken to protect our data and our customers’ data. We have also discussed in detail the resources and capabilities that we are applying to protect our infrastructure from outside threats. Many of these capabilities can in turn be offered to our customers to help them protect their networks and infrastructure. This will be an area of continuing focus.”

Who we are

I chair the Audit & Risk Committee. Our membership and meeting attendance during the year are set out opposite. The diverse backgrounds of the committee members and their combined skills and experience enable us to fulfil the committee’s remit, as set out in its terms of reference.

We regularly meet with external experts to keep ourselves fully aware of market best practices.

Although not members of the committee, the Company Secretary, Group Finance Director, Deputy Finance Director, Director Group Financial Control and Director Internal Audit attend each meeting, as does the lead audit partner and representatives from our external auditors. I meet with this group ahead of the meetings to review key areas for discussion with the committee. The external auditors are not present when we discuss their performance and/or remuneration.

We are keen to interact with senior managers below executive level and representatives from finance and internal audit attend meetings at our invitation.

The Board has agreed that I have recent and relevant financial experience as required by the provisions of the Code and that I constitute an ‘audit committee financial expert’ for the purposes of the Sarbanes-Oxley Act.

After each meeting, I report to the Board on the main issues that we discussed.

Committee members
	Meetings

Member	Eligible to attend	[a]	Attended

Nick Rose (chairman)	8		8

Iain Conn[b]	6		6

Warren East[c]	6		6

Karen Richardson	8		8

Jasmine Whitbread	8		8
[a] Includes a joint meeting with the Nominating & Governance Committee in December 2014. [b] Iain Conn joined the committee on 1 June 2014. [c] Warren East joined the committee on 1 May 2014.

 What we have done

We met eight times during the year. This included a meeting at which we focused on the proposed acquisition of EE and we held a joint meeting with the Nominating & Governance Committee. You can read about what we discussed at this joint meeting in the Nominating & Governance Committee Chairman’s report on page 107. The chart below shows how we allocated our time, including at the joint meeting.

We set time aside at each meeting to seek the views of the internal and external auditors in the absence of management.

The committee has an annual work plan. This includes standing items that we consider regularly, in addition to any specific matters that need the committee’s attention and topical items on which we chose to focus. For example, in 2014/15 we asked management to provide us with greater detail on the governance and control in relation to the BDUK regional fibre deployment programme, the finance transformation programme, operations in Italy and Latin America and reports on customer data handling, data security and cyber security.

Additional meetings of the committee are scheduled as needed and we met in March 2015 to consider the proposed acquisition of EE which required the approval of BT’s shareholders. To give shareholders sufficient information on which to form their view, the UK Listing Rules require the publication of a circular to shareholders. The circular had to include three years of audited consolidated financial information on EE as a standalone group, prepared under BT’s accounting policies, as well as statements from the Board regarding profit forecasts, working capital and other matters. We reviewed each of the significant financial workstreams, governance followed and key matters arising in support of the Board’s assertions and approval of the circular.

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Annual Report 2015

We noted the new UK Corporate Governance Code and Guidance on Risk Management, Internal Control and Related Financial and Business Reporting which the FRC issued in September 2014 and noted the proposed programme of activity around: changes to risk management methodology; material controls; risk culture; and Board-level governance and review which will enhance our current processes. We will report against these new disclosure requirements in 2016.

In addition, some of the other more significant matters we discussed during the year are set out below.

Financial reporting

We:

•	reviewed the Annual Report & Form 20-F, together with annual, half-year and quarterly results announcements for recommendation to the Board;
•	considered the appropriateness of the group’s accounting policies and critical accounting estimates and key judgements; and
•	considered the Annual Report in the context of advising the Board that the Annual Report presents a fair, balanced and understandable view of the business and its performance. Processes and procedures that underpin our consideration include: appropriate senior managers across the business provide the content, having been fully briefed on the ‘fair, balanced and understandable’ requirement; a dedicated core team of senior managers is responsible for overall co-ordination, consistency, and detailed review and challenge of content submissions; the internal auditors test the verification of all facts; the line of business CEOs, CFOs and key functional heads confirm that they consider the content in respect of their area of responsibility to be fair, balanced and understandable; and the Disclosure Committee reviews and assesses the Annual Report as a whole. We also received an early draft of the report to enable us to provide a timely review and considered comment. All of this allowed us to provide positive assurance to the Board.

The significant issues we considered in relation to the financial statements for the year ended 31 March 2015 are set out below. We discussed these issues, as well as the areas of particular audit focus as described in the Independent auditors’ report on pages 138 to 142, with the external auditors during the year.

Group accounting policies, critical accounting estimates and key judgements

We reviewed the accounting policies, including a paper from management and the disclosures in note 2 to the consolidated financial statements that relate to critical accounting estimates and key judgements, and re-confirmed they remained appropriate for the group.

Going concern

We considered management’s forecasts of group cash flows and net debt as well as the financing facilities available to the group. Following this review and a discussion of the sensitivities, we confirmed that it continues to be appropriate to follow the going concern basis of accounting in the financial statements. Further detail on the basis of the going concern assessment by the directors is set out on page 130.

Goodwill impairment

We reviewed management’s process and methodology for assessing the carrying value of goodwill. This included consideration of the impact of the re-organisation of BT Conferencing and BT Security into BT Global Services. We also considered the cash flow forecasts for the group’s cash generating units (CGUs) that hold goodwill, being BT Global Services, BT Business and BT Consumer. We considered the key assumptions, resulting headroom and the sensitivities applied by management in forming its assessment that no goodwill impairment charges were required. We agreed with management’s assessment that there was no impairment of goodwill this year. We also discussed and agreed with management’s disclosures in respect of the headroom in BT Global Services in note 12 to the financial statements.

BT Pension Scheme (BTPS)

We reviewed the assumptions underlying the IAS 19 accounting valuation of the pension liabilities in the financial statements and considered the financial assumptions including the discount rate, future inflation, salary increase expectations and pension increases as summarised in note 19 to the financial statements. We also considered sensitivities around the assumptions and reviewed the accounting impacts, as well as the impact of the assumptions on the 2014/15 liabilities and 2015/16 income statement and the related disclosures. We were satisfied that these were appropriate.

Revenue, including major contracts

In addition to our review of the appropriateness of accounting policies, management provided regular updates on the performance of major contracts in BT Global Services. This included an overview of the trading and operational performance of the contracts, assessing the recoverability of dedicated contract assets, assessing the future performance of the contracts and any requirement for loss provisions. We agreed with management’s assessment that no significant additional provision for loss or impairment of assets was required this year. The business continues to focus on improving the governance, risk management and assurance of major contracts and we considered a report from management on work undertaken to put in place earlier risk identification, reporting and tracking, whilst maintaining a level of assurance via independent reviews and audits.

Asset verification and asset lives

We considered the results of management’s annual review of asset lives, verification of assets and fully depreciated assets. We considered the judgements taken in relation to asset lives and the methodology applied to consider asset verification and we were satisfied that any proposed revisions were appropriate.

Other matters

Each quarter, as part of our review of the quarterly results, we are provided with a summary of specific items and management’s view of the quality of earnings and of the effective tax rate. We considered whether specific items are appropriately categorised. At the half-year and full-year, a detailed assessment of provisions is also provided and discussed. In each quarter and for the full year, the committee was satisfied with the information, analysis and explanations provided in relation to the results.

Regulatory reporting

We reviewed the Regulatory Financial Statements for the year ended 31 March 2014 including key financial results, implications and risks of regulatory action and related financial reporting issues.

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External audit

We:

•	considered and approved the auditors’ group audit plan – this followed discussion with the auditors on the scope of the work to be undertaken as well as their consideration of risk informing their plan;
•	reviewed reports on external audit findings;
•	considered the independence of the auditors and their effectiveness taking account of responses from a questionnaire targeted at specific stakeholders as well as our own assessment – we concluded they were independent and recommended they be re-appointed by the Board; and
•	considered and approved the letter of representation issued to the external auditors.

We discussed these areas of focus with the auditors when they presented their audit plan, again at the time of their review of the half-year results and at the conclusion of their audit of the financial statements for the year. As they concluded their audit, they explained:

•	the results of their testing of the controls and other procedures carried out in the relevant overseas locations and any other issues they had found there;
•	they had reviewed the appropriateness and application of the group’s accounting policies; and
•	the work they had done to test management’s assumptions and estimates, in particular in relation to the identified areas of audit focus set out above.

Management reported to the committee that it was not aware of any material misstatement and the auditors also reported the misstatements they had found in the course of their work. The committee confirmed that these unadjusted misstatements were not material to the financial statements.

Audit tender

PricewaterhouseCoopers and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. The external auditors are required to rotate the lead partner every five years and other partners who are responsible for the group and subsidiary audits must change at least every seven years. Such changes are carefully planned to ensure business continuity without undue risk or inefficiency. The partner responsible for BT’s audit is completing his sixth year within the group audit team and his third year as lead partner which is a role he can continue for a further year.

We are aware of the relevant regulation and guidance on audit tendering. EU regulations and the Competition and Markets Authority’s ruling will impose rotation requirements meaning that the group’s auditors must be changed by 2021.

The committee will continue to consider annually the timetable for audit tendering and rotation, taking into account the annual review of the effectiveness of the auditors and other relevant factors such as change programmes impacting the business. As we engage a number of audit firms for non-audit services we will carefully plan the rotation to ensure that the new auditors are independent.

Auditor effectiveness

We discussed the quality of the audit throughout the year and consider the performance of our external auditors, PricewaterhouseCoopers, annually, taking into account feedback from a survey targeted at various stakeholders across the business and the committee’s own assessment. The evaluation focuses on: robustness of the audit process, quality of delivery, reporting, and people and services. The external auditors’ performance was rated as meeting or exceeding expectations and the quality of work and value add has been maintained. Some stakeholders felt that they would benefit from more detailed feedback during the audit process and greater value add through training in new accounting, risk and governance developments.

Independence and objectivity

BT has agreed policies in place on what non-audit services the external auditors can provide and the relevant approval process. The external auditors are not permitted to perform any work which they may be later required to audit or which might affect their objectivity and independence or create a conflict of interests. There are internal procedures in place for the approval of work given to the external auditors, the key points of which are:

•	no work may be placed with the external auditors without the concurrence of the Group Finance Director or his delegate;
•	certain non-audit work cannot be given to the external auditors. Other work may be agreed if there are clear business benefits of using the external auditors rather than an alternative supplier;
•	specific approval is required in advance from the committee or committee chairman for all audit and non-audit services unless it is included on the list of pre-approved services or is below £10,000; and
•	non-audit fees are reported quarterly to the committee.

We monitored compliance with the agreed policies and the level of non-audit fees paid to the auditors in order to satisfy ourselves that the types of services being provided and the fees incurred were appropriate. You can see details of non-audit services carried out by the external auditors in note 7 to the consolidated financial statements. In this context audit-related assurance services are considered to pose a low threat to auditor independence and therefore the proportion of other non-audit services to total services is considered the most suitable measure of the non-audit services provided. These represented 33% of the total fees (2013/14:15%). The primary reason for the increase is for the Reporting Accountants work performed by the external auditors in relation to the proposed acquisition of EE and the shareholder circular. Excluding this work, the ratio was 15%. Further details of the non-audit services that are prohibited and allowed under the policy can be found in the corporate governance section of the BT website.

The committee is satisfied that the overall levels of audit and non-audit fees are not material relative to the income of the external auditors as a whole and therefore that the objectivity and independence of the external auditors was not compromised.

Internal audit

In April 2014, we endorsed the internal audit plan of work. This integrates the assurance requirements for the internal financial controls testing programme, the company’s overseas footprint, and the group’s risk assurance mapping. It includes coverage of static and dynamic risks. Key areas of focus across the Internal Audit plan included data compromise, privacy and protection including cyber security, financial management and controls, customer service, revenue assurance and billing, procurement and supplier contract governance and major contracts for networked IT services.

We reviewed all reports from the internal auditors and ensured that management took appropriate action on issues arising from those reports. We monitored management’s responsiveness to the internal auditors’ findings and recommendations. Examples included physical access security, data segregation and the global finance platform development and identification of new controls. We discussed with management the actions required to bring these matters to resolution and agreed that delivery plans are in place.

We monitor the relationship between the internal and external auditors and at the end of the year we received a report on the performance of internal audit.

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Internal controls and risk management

BT has in place an internal control environment to protect the business from material risks which have been identified within the group. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. To enable us to do this, each quarter the lines of business certify compliance with the Turnbull guidance and Sarbanes-Oxley internal financial controls. Management reports the outcomes of these reviews to us and no significant weaknesses were identified in the annual review.

BT’s risk management processes which have been in place throughout the period under review identify and monitor the risks facing the group. The risks which are considered material are reviewed regularly by the Operating Committee and the Board.

Enterprise risk management

This year we have paid particular attention to BT’s:

•	regional fibre deployment programme and the ongoing internal and external assurance programme to mitigate the risks arising; and
•	financial transformation programme which seeks to replace legacy processes and systems with global standards.

During the year we heard from the Chief Executive on the enterprise-wide risk management process and the key risks facing the group as a whole. We heard from each line of business CEO on the key risks in their part of the business as well as the actions they are taking to address them.

I reported last year that the committee had given particular focus to BT’s operations in Italy and Brazil. We have continued to monitor the position and significant progress has been made to improve the control environment. We continue to keep under review the current trends of security risks facing BT and the progress made to manage these risks.

We also consider any whistleblowing reports (including the confidential, anonymous submission by employees) regarding accounting, internal accounting controls or auditing matters, ensuring arrangements are in place for the proportionate, independent investigation and appropriate follow-up of such matters. We discussed the findings from the external review and benchmark of BT’s confidential hotline programme at the joint meeting with the Nominating & Governance Committee.

The Board is ultimately responsible for the group’s systems of internal controls and risk management. You can find details of the Board’s and our review of the group’s systems of internal control and risk management on page 132.

Governance

The Board approved the transfer of oversight of certain non-financial risks from the Nominating & Governance Committee to the Audit & Risk Committee in April 2015. These will be a new area of focus for us over the next year.

We have our performance reviewed annually by inviting members, key executives and the external auditors to complete questionnaires. The results show that the level of discussion and challenge led to a healthy debate at meetings and that the committee continues to be effective in terms of behaviours and processes.

Nick Rose

Chairman of the Audit & Risk Committee

6 May 2015

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Nominating & Governance Committee Chairman’s report

“This year we continued our focus on succession planning, reviewed aspects of our governance framework and monitored the effectiveness of a range of our core compliance programmes.”

Who we are

I chair the Nominating & Governance Committee at the request of the Board. We make sure that the Board has an appropriate balance of skills and experience, independence and knowledge of the group. I do not take part in any discussion concerning the selection and appointment of my successor.

We set out below our members and the meetings attended during the year.

The Company Secretary and, where appropriate at my invitation, the Chief Executive attend our meetings.

Committee members

	Meetings

Member	Eligible to attend[a]	Attended

Sir Michael Rake (chairman)	6	6

Tony Ball	6	6

Iain Conn[b]	6	6

Phil Hodkinson	6	5

Nick Rose	6	6

[a]	Includes a joint meeting with the Audit & Risk Committee in December 2014.
[b]	Iain Conn joined the committee on 1 June 2014.

What we have done

We met five times during the year and we also held a joint meeting with the Audit & Risk Committee. You can read about what we discussed at the joint meeting later on in this report. The chart below shows how we allocated our time, including at the joint meeting.

We covered the same key themes as last year.

Nominating

Board membership and succession

At each meeting we considered succession planning and the composition of the Board. We had an extra meeting this year with the Chief Executive, to focus specifically on succession plans. We reviewed executive director succession. We also reviewed succession plans for the Operating Committee roles as well as for those other roles held by the Chief Executive’s direct reports.

We have a skills matrix against which we evaluate candidates for the Board, whether those individuals are identified by the Board or external consultants. We reviewed our skills matrix during the year, assessing the relevant skills that the Board has against a set of criteria: the technical skills required for running a listed company; customer sectors; industry knowledge; stakeholder engagement; and regional experience. We believe the Board has strong technical expertise and a good range of experience across different customer and industry segments. We further strengthened our financial expertise with the appointment of Isabel Hudson.

We instructed external search consultants MWM Consulting to identify potential non-executive directors. MWM Consulting are instructed from time-to-time by BT for search assignments but otherwise have no connection with the company. Having considered potential candidates against our skills matrix, members of the committee and the Board met Isabel Hudson. Then, on behalf of the committee, I recommended her appointment to the Board. Isabel brings significant board experience, extensive experience in financial services in the life, non-life and pensions industries and has worked both in the UK and in Continental Europe.

We believe our Board composition is currently appropriate but we will continue to keep this under review.

Also in the year, we recommended to the Board that:

•	Karen Richardson’s appointment should be extended for three years following the expiry of her first three-year term in October. Karen brings to the Board experience in technology, execution/operations as well as sales and marketing. We believe that Karen continues to be independent in character and judgement and there are no conflicts of interest that could impact on Karen’s judgement.
•	Phil Hodkinson’s appointment should be extended for one year following the expiry of his third three-year term at the end of January 2015. (We announced on 1 April 2015 that Phil will step down from the Board at the end of January 2016.) Phil brings to the Board experience in the financial sector as well as socially responsible business practice.

We discussed whether or not Phil remains independent after nine years on the Board and agreed that he does taking into account:

a) Phil’s personal qualities and circumstances including that there are no other relevant relationships or circumstances to suggest Phil does not remain independent and he has other directorships outside BT, further evidencing that he continues to be independent; and

b) the context of the proposed re-appointment, namely the on-going refresh of the Board with three new non-executive directors appointed during the previous 12 months, that the extension is for no more than one year and during the previous nine years there has been a change of both Chief Executive and Group Finance Director.

Both recommendations followed a rigorous evaluation of Karen and Phil’s performance and we believe that they both make a valuable and broad ranging contribution to both the Board and the committees of which they are members. We also reviewed their other roles, to assess if they have sufficient time available to discharge their Board responsibilities effectively, and we do not believe these roles prevent them from making a full contribution as BT Group plc non-executive directors. All non-executive appointments can be terminated on three months’ notice and are subject to automatic termination in the event of a director not being elected or re-elected by shareholders at the AGM.

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Annual Report 2015

Our policy for the composition of the Board is to support diversity in its widest sense. We want to attract Board members with a diverse range of backgrounds who will contribute a wealth of knowledge, understanding and experience of the communities to whom BT provide services. Our gender diversity policy for the Board is to aim to have at least 25% female representation on the Board. With three female members out of 11, we currently have 27% female representation. We ensure that diversity is considered as part of any candidate shortlist process drawn up by external search consultants. You can read more about BT’s approach to diversity on page 32.

Governance structure and effectiveness

We continue to keep under review our governance structure and the membership of BT’s Board committees.

In September we discussed whether the Board could better keep abreast of the rapid technological changes in the sector. We recommended that the Board approve a new Board committee to agree the development and implementation of BT’s major technology innovation strategies and maintain oversight of major operational and technology risks. The Board approved the establishment of the Technology Committee and its membership in November.

We also commissioned a review of our Board committee structure to assess whether it provides the optimum assurance framework for the review of non-financial risks, including those associated with our compliance programmes. We recommended to the Board the move of oversight of certain non-financial risks currently reviewed by us to the Audit & Risk Committee together with the associated changes to our terms of reference. We also carried out a general review and update of our terms of reference, and recommended some changes which the Board approved in April 2015. Separately, we recommended to the Board some changes to its terms of reference in particular to make more explicit the Board’s role in some key areas of risk. The Board approved these changes in April 2015.

We reviewed our Board committees’ membership and recommended, which the Board approved, the appointment of Isabel Hudson as chair of the Equality of Access Board. The Board also approved Isabel’s appointment as chair of the BT Pensions Committee. Both appointments take effect from 1 February 2016.

Committee evaluation 2014/15

As part of the triennial external Board evaluation exercise conducted by Lintstock in March 2014, committee members, along with the Chief Executive and Group General Counsel & Company Secretary, completed a questionnaire specifically on the effectiveness of the committee. Everyone rated the committee’s overall effectiveness as good or above. We discussed the results of the questionnaire and agreed the proposed actions in June. In December, we reviewed progress against the action plan and we highlight our progress in key areas in the table opposite:

Key areas	Actions

Succession planning for the Board and senior management

• Review of the Board skills matrix	• We reviewed the Board skills matrix at our September meeting, and the matrix was further updated following input from the Board.

• Succession planning for executive board appointments and senior management positions	• We reviewed with the Chief Executive his plans for executive director succession and other key senior management appointments at a specific additional meeting of the committee.

• Board would benefit from: i) greater financial expertise on key committees;

•  Our appointments this year of Iain Conn and Isabel Hudson have provided additional expertise including in areas of finance and pensions and increased the range of customer, regulation and international experience on the Board.

ii) greater international diversity; iii) expertise in customer experience issues/management of major contracts

•  Isabel has been appointed as a member of the BT Pensions Committee and will become chair of this committee and of the EAB on 1 February 2016. Iain Conn is a member of the Audit & Risk Committee and Nominating & Governance Committee.

Anti-Corruption and Bribery (ACB)

• Continued focus on ACB and the need to embed an ethical and compliant culture across BT

•  We have received regular ACB updates. These have included a targeted assurance plan for ACB compliance and operational effectiveness across all in scope legal entities over a three-year cycle, together with the current and planned assurance activity for review of external agents.

• We continue to focus on the need to highlight within the company the consequences of ethical misconduct for individuals.
• We received a report in March on the enhancements being made to the conflicts of interest processes and procedures.

Data governance and security

• Continued review of our compliance programmes on privacy, data governance and security	• As part of the Board governance seminar in June, the Board received an external presentation on privacy and also had a discussion on human rights.
• BT’s chief privacy officer provided us with an annual update on privacy, data governance and transformation at our joint meeting with the Audit & Risk Committee in December.

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Key areas	Actions

‘Speak Up’ – BT’s whistleblowing confidential hotline

• Keep under review the effectiveness of ‘Speak Up’	• BT’s group director of ethics and compliance reported at each of our quarterly meetings on his analysis of the ‘Speak Up’ trends as well as individual case data;
• We received a report in September on the implementation of the improvement opportunities previously identified for ‘Speak Up’, including the positive results from a high profile awareness campaign.

Other Priorities

• Design and implement a robust and integrated non- financial compliance framework in order to simplify the current compliance control framework.

•  This programme aims to increase the effectiveness of our compliance activities, simplify the number of control frameworks currently in existence and guide and empower our country managers. We received an update on the progress of this programme at our joint meeting with the Audit & Risk Committee.

• Statutory accounts and filings non UK completed on time.

•  The OC has delegated accountabilities to country managers for a set of activities, which includes the completion on time of statutory accounts and filings in non UK territories. This is reflected in new job descriptions for country managers and supplements the current reporting by the finance teams on this activity.

Board evaluation 2015/16

We agreed that the Board’s effectiveness evaluation for 2015/16 be undertaken internally by electronic questionnaires. The Board questionnaire includes: a focus on Board composition and expertise, how the Board works, its role in setting strategy, its understanding of the key risks facing the group, succession planning, the effectiveness of Board committees and case studies on the Board’s role in the proposed acquisition of EE and purchase of FA Premier League rights. The Board questionnaire and a separate questionnaire for this committee were circulated in March 2015. Board members and the Company Secretary have also received separate electronic questionnaires to complete on their own individual contribution.

The Board will discuss the results of the evaluation at a future Board meeting. The Chairman will also conduct one-to-one interviews with directors on their performance and the Senior Independent Director, Nick Rose, will conduct the annual evaluation of the Chairman.

We noted the list of external directorships and other interests held by the members of the Operating Committee as at March 2015.

Governance and compliance

Governance and compliance programmes

BT’s group director of ethics and compliance presented at our first meeting of the year on his strategic priorities for the year ahead. These included driving ethics and compliance as integral components of BT’s culture and learning. We also discussed at that meeting BT’s programme to monitor compliance with our ACB obligations, improvements that had been made and the continued focus on monitoring agents’ compliance with these obligations. We subsequently reviewed the proposed approach to our reviews of legal entity and agent compliance with our ACB policies and our plan through to 2016, including how internal audit and group compliance work together to assure compliance with ACB policies in particular jurisdictions.

We reviewed, during the year, a number of BT’s other core compliance programmes:

•	our international telecommunications regulation and compliance programme which is aimed at both managing telecommunications regulatory risk and also supporting business growth;
•	our environment compliance programme including improvements in the control framework in the UK and planned improvements in environmental training and awareness;
•	enhancements to the operation of our conflicts of interest policy including additional pre-employment checks and the creation of a central register of potential conflicts of interest; and
•	our conflict minerals compliance programme, its progress and future plans.

We supported the proposal to roll out a bespoke face-to-face competition law training programme for all UK-based lines of business. The programme will tailor the training to the risks relevant to the line of business and make it relevant to people’s day job.

In September we reviewed the progress made to put in place the improvements identified earlier in the year to ‘Speak Up’, BT’s whistleblowing confidential hotline. Every quarter we received a presentation from the group director of ethics and compliance who provided an overview of the ‘Speak Up’ statistics and trends, as well as a summary of key cases and outcomes.

We discussed the progress made on a project outside the UK to clarify our country managers’ governance and compliance role.

Joint meeting with the Audit & Risk Committee

We held a joint meeting in December 2014 with the Audit & Risk Committee to cover areas of common interest to both committees. We discussed:

•	an interim report on the review of the current BT supply chain ACB due diligence process for the on-boarding and on-going management of suppliers;
•	BT’s international assurance governance framework including the progress made by Internal Audit on the Health Check Programme which provides assurance over key operational and financial controls in BT’s subsidiaries outside the UK;
•	an update on our privacy and data governance compliance programme with focus on the risks, threats and opportunities both in and outside the UK; and
•	the progress on a project established to clarify and simplify our non-financial control framework.

We also received the annual review of the maturity of BT’s compliance programmes. This provided a benchmark against which our compliance programme panel will assess the progress of each compliance programme and a summary of progress and next steps for each.

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Annual Report 2015

Our Regional Governance Committee (RGC) structure from 1 April 2015

Regional Governance Committees

BT operates in more than 170 countries worldwide. The risks and compliance requirements in these various regions can vary widely. In order to ensure we comply with these requirements we have RGCs to oversee and monitor governance and compliance in their respective regions. We discussed the position of the RGCs in BT’s governance structure, and with effect from 1 April 2015, they became sub-committees of the Audit & Risk Committee rather than of this committee. We also approved, with effect from 1 April 2015, the formation of an India RGC, in effect promoting the India sub-committee of the AMEA RGC to the top tier. This reflects the significance of India to the group, both in terms of the number of people and BT’s increased activities in the country. We set out the structure of our RGCs in the diagram above. We received at each quarterly meeting an update on the work of the RGCs.

Each RGC chair also presented to the committee during the year. The chairs highlighted:

•	progress made in the region since the last annual presentation;
•	the regional risk matrix, setting out the assessment of the key governance and compliance risks in terms of likelihood, impact and any changes since the last assessment;
•	progress against the key performance metrics including: mandatory compliance training; adherence to BT’s gifts and hospitality policy; and the position on filing of tax returns and statutory accounts; and
•	performance against the RGC scorecard.

We also approved some changes to the terms of reference of the RGCs to reflect the move of oversight of certain non-financial risks currently reviewed by us to the Audit & Risk Committee.

Sir Michael Rake

Chairman of the Nominating & Governance Committee

6 May 2015

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BT Pensions Committee Chairman’s report

“The committee’s work this year highlighted our primary role in overseeing the company’s relationship with the BT Pension Scheme in the interests of scheme members, shareholders and other stakeholders.”

Who we are

I chair the BT Pensions Committee and I would like to welcome Isabel Hudson who joined the committee during the year. I would also like to thank Clare Chapman, who stepped down on leaving BT on 31 March, and Warren East, who will step down on leaving BT on 31 May, for their contribution to the committee’s work. Our membership and meeting attendance are set out below.

Committee members

	Meetings
Member	Eligible to attend	Attended

Phil Hodkinson (chairman)	6	6

Sir Michael Rake	6	4

Warren East[a]	6	6

Isabel Hudson[b]	4	4

Tony Chanmugam	6	5

Clare Chapman[c]	6	4

[a]	Warren East was appointed to the committee from 1 May 2014.
[b]	Isabel Hudson was appointed to the committee from 1 November 2014.
[c]	Group People Director.

Further information

You can find more details about BT’s retirement benefit plans in note 19 to the accounts.

In addition to the BT Pensions Committee’s work, BT provides regular updates on BT’s performance and strategy at BT Pension Scheme (BTPS) Trustee meetings and holds additional sessions with the Trustee Board. During the year, this included presenting to the Trustee on the BT Global Services business and BT’s strategy in relation to both TV and mobility.

What we have done

We met six times during the year. The chart below shows how we allocated our time.

The most significant workstream this year was the 2014 Triennial funding valuation.

Our work fell into these six main areas:

2014 Triennial funding valuation

We received updates and discussed progress on the 2014 Triennial funding valuation. We considered the valuation agreement and recommended this to the Board. The Trustee agreed to extend the recovery period to 16 years, recognising that BT is a much stronger company than three years ago. In our opinion, the agreement was a good outcome for the BTPS members and BT, which reflects the strength and sustainability of BT’s future cash flow generation.

Governance, legal and regulatory

We considered the results of the annual external review of the committee and, based on the feedback, formalised an annual agenda item to review all of the risks relating to the BTPS in addition to the reports we routinely received in respect of specific risks. We also considered other legal, regulatory and policy developments such as the European Commission’s review of the current Pensions Directive, and dealt with various governance matters including trustee appointments.

Pensions legislation changes

We received reports on recent changes in pensions legislation and the implications for our pensions schemes. This included considering new Government proposals on “Freedom and Choice”, which provides greater flexibility to members of defined contribution pension schemes from 6 April 2015.

BTPS strategy and performance

We received regular reports on the performance of the BTPS, and held a joint meeting with the BTPS Trustee Board where we discussed: the objectives and priorities of the BTPS, investment performance, investment strategy, and efficient administration.

Risk management

We reviewed a report on all the risks posed to BT by the BTPS and discussed potential risk management strategies, including the BTPS’s implementation of longevity insurance in July 2014. In addition, during the year, we discussed specific risks in relation to investment strategy, administration, legislation, regulation and the triennial valuation.

BTPS administration

We received reports on the administration and progress of BTPS projects. These included transferring the management of the administration from BT to the BTPS Trustee as well as the renewal of the administration contract for the BTPS with Accenture. This gives the Trustee direct ownership of the relationship with the administrator, and is expected to improve the service to members.

Phil Hodkinson

Chairman of the BT Pensions Committee

6 May 2015

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Annual Report 2015

Committee for Sustainable and Responsible Business Chairman’s report

“BT’s purpose is to use the power of communications to make a better world. The committee’s role focuses on BT’s sustainable and responsible business programmes to support this purpose.”

Who we are

I chair the Committee for Sustainable and Responsible Business (CSRB). Our membership and meeting attendance are set out below.

Committee members

	Meetings

Member	Eligible to attend	Attended

Sir Michael Rake (chairman)	2	1

Clare Chapman[a,b]	2	1

Tony Chanmugam	2	2

Niall Dunne[a]	2	2

Phil Hodkinson[d]	2	1

Baroness Margaret Jay[c]	2	2

Dame Ellen MacArthur[b,c]	2	2

Gavin Neath[c]	2	2

Gavin Patterson	2	2

Jasmine Whitbread	2	2

[a]	BT employee.
[b]	Stepped down on 31 March 2015.
[c]	Independent member.
[d]	Phil Hodkinson chaired the committee at its December 2014 meeting.

Dame Ellen MacArthur stepped down from the CSRB after six years of service. Clare Chapman also stepped down on leaving BT. I would like to thank both Ellen and Clare for their significant contributions to the CSRB’s work.

What we have done

The chart opposite shows how we allocated our time. We have embedded sustainable and responsible business into the lines of business with regular reporting to the Operating Committee. The CSRB meets twice a year to provide strategic oversight and direction. In addition we visited three organisations we partner with in Manchester. We saw the work of those organisations, and the difference they make in their communities, as well as exploring how BT can continue to support the societal benefits they deliver.

We hosted an online forum called ‘Making Waves: The rising tide of data for social good’ with contributions from CSRB members. We used the forum to ask how digital connectivity and data can accelerate our journey towards sustainability and help tackle big societal issues. We published the insights from the forum in an online report.

We approve each year our direct investment in sustainable and responsible business. We approved an investment of 1% of adjusted profit before taxation for 2015/16, consistent with investment in prior years. There is also additional investment throughout BT as initiatives and programmes have become integral and embedded within our lines of business. In 2014/15 our direct investment in society totalled £32.5m. This was made up of a mixture of cash, time volunteered by BT people and in-kind contributions.

In addition to the existing focus areas of our 2020 ambitions this year, we introduced an ambition of “Developing a Culture of Tech Literacy” to help 5 million children receive better teaching in computing skills. We also raised our Connected Society ambition, beyond our existing goal that “more than 9 out of 10 people in the UK will have access to fibre-based products and services” to include “helping 10 million people overcome social disadvantage through the benefits of our products and services”.

Volunteering

Many of our social and environmental programmes are underpinned by our people’s proactive approach to volunteering. BT benefits from promoting volunteering opportunities through an increase in employee engagement with its culture and its values. The organisations our volunteers support get the benefit of our people’s time and skills at no cost to them.

We encourage our people to get involved in their communities and offer a comprehensive set of volunteering opportunities and up to three days a year for volunteering activity. In 2014/15, over 22,700 BT people volunteered more than 53,000 days, worth over £16.6m to those communities. Find out more information about volunteering on page 32.

Around 3,300 volunteers helped 278 charities tackle a range of organisational problems through our BT Community Challenges programme. Over 360 employees took part in BT Troubleshooter volunteering last year, which helped 25 charities to solve practical and business challenges.

Sir Michael Rake

Chairman of the Committee for Sustainable and Responsible Business

6 May 2015

Find out more

Our societal and environmental initiatives at www.bt.com/ deliveringourpurpose	The ‘Making Waves’ report at www.betterfutureforum.bt.com/

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Report on Directors’ Remuneration

Review of the year

The committee has continued with its approach to executive pay and we set out below our key activities.

At the 2014 AGM shareholders endorsed our approach to remuneration and its related disclosure, with more than 99% of votes cast in favour of the Annual Remuneration Report 2013/14.

Shareholders also approved the Remuneration Policy statement (the Policy) with 96% votes cast in support. We have operated within the approved Policy during 2014/15, which we have reproduced on pages 125 to 129, to make it easier to read this year’s Annual Remuneration Report. We are not asking shareholders to vote on the Policy at the 2015 AGM.

As we outlined last year, we brought the balance between short-term and long-term remuneration for the Group Finance Director into line with that for the Chief Executive. This re-alignment achieved our aim of reducing the annual bonus opportunity, particularly for on-target performance, and placing greater emphasis on the long-term element of performance.

A key focus has been to reward the delivery of sustained improvements in customer service within our businesses. To this end we introduced a new customer advocacy measure into the customer service element of the annual bonus. BT conducts regular customer perception surveys to assess how well the company performs when delivering its products and services. The survey process is tailored to match the customer profile served by each individual line of business. One-third of the customer service measure within the annual bonus is based on the new customer perception element and the remaining two-thirds on our existing Right First Time (RFT) metric. You can find more information on RFT and the customer perception measure on page 113.

We have reviewed the impact of issuing new shares in February to partly finance the proposed acquisition of EE. While the issue of these new shares will affect some parts of executive remuneration we did not consider that any adjustments for the current year were necessary.

Outcomes for the year

We assessed the executive directors’ performance against both long-term and short-term targets.

For annual bonus purposes, both executive directors performed well against the set financial targets and made progress towards their customer service targets. They also delivered on personal contribution and purposeful company measures.

As a result, the annual bonus for the Chief Executive was 58% of maximum and for the Group Finance Director was 54% of maximum. In keeping with past practice, part of the annual bonus is deferred for three years and paid in shares. More detail on performance against the annual bonus measures can be found on page 113.

Total Shareholder Return (TSR) of 126.3% placed BT in the upper quartile of its comparator group over the three-year performance period of our 2012 Incentive Share Plan (ISP) long-term incentive plan. Cumulative three-year normalised free cash flow performance was £7.6bn which was around the middle of the ISP range of £7bn to £8bn. The revenue growth measure was not met. The 2012 ISP vested at 67.4% based on this performance. More information on the ISP vesting is on page 114.

Employees also participated in BT’s financial success. Our performance in the year reflects their expertise, hard work and commitment. In August 2014, over 22,000 people in our 2009 savings-related share option plan (saveshare) were able to buy shares at 61p, representing an average gain of around £41,000 each. We believe BT’s share plans enable as many of our people as possible to share in BT’s success.

Looking ahead

As reported above, shareholders supported our approach to executive pay last year, and we intend to continue with that approach in the year ahead.

Shareholders approved the acquisition of EE at a General Meeting on 30 April 2015 and we are awaiting merger approval from the Competition and Markets Authority (CMA). BT expects the acquisition to complete during 2015/16 following which we will reassess the Policy to ensure that our incentive structure continues to be appropriate for the new organisation. If we conclude that the remuneration structure should change, we will present a new remuneration policy for shareholder approval, at the 2016 AGM.

To comply with the latest changes to the UK Corporate Governance Code, we will introduce a new clawback provision for annual bonus payments executive directors may earn during 2015/16. ISP awards made in 2015/16 and in future years will also be subject to clawback in certain circumstances during the two-year post-vesting period. We provide more detail on the clawback provisions on page 119. Malus provisions have been in place since 2009 in respect of unvested executive share plan awards as set out on page 129.

We reviewed the performance of our executive directors and consistent with our policy to position base pay below the median against our comparator group, we agreed a salary increase of £22,500 per annum for the Chief Executive, an increase of 2.4%. We also agreed a salary increase for the Group Finance Director of £16,000, an increase of 2.5%. Both increases take effect on 1 June 2015.

These salary increases are in line with those for substantially all our UK employees who received an average of 2.5% . Pay awards for this group of employees are agreed through trade union consultation and collective bargaining arrangements.

This year, the committee has maintained the link between pay and performance and will continue to do so.

Tony Ball

Chairman of the Remuneration Committee

6 May 2015

112	BT Group plc
Annual Report 2015

Annual Remuneration Report

This part of the Report summarises key elements of the directors’ remuneration in 2014/15.

Single figure remuneration

The following sets out the full review of directors’ emoluments, including bonus and deferred bonus, and long-term incentive plans and pension arrangements.

Directors’ emoluments (audited)

Directors’ emoluments for the financial years 2014/15 and 2013/14 are set out in the table below.

	Basic salary and fees (2014/15) £000	Basic salary and fees (2013/14) £000	Benefits excluding pension (2014/15) £000	Benefits excluding pension (2013/14) £000	Annual Bonus[a] (2014/15) £000	Annual Bonus[a] (2013/14) £000	ISP[b] (2014/15) £000	ISP[c] (2013/14) £000	Pension allowance net of pension contributions[d] (2014/15) £000	Pension allowance net of pension contributions[d] (2013/14) £000	Total 2014/15 £000	Total 2013/14 £000

Sir Michael Rake	656	650	30	30							686	680

G Patterson	946	772	54	43	1,322	1,302	1,812	1,882	284	188	4,418	4,187

T Chanmugam	625	573	32	32	714	1,202	1,701	1,767	188	172	3,260	3,746

T Ball	103	82									103	82

I Conn[e]	79	–									79	–

P Hodkinson	168	154									168	154

I Hudson[f]	32	–									32	–

K Richardson[g]	100	79	16	18							116	97

N Rose	147	112									147	112

J Whitbread	91	84									91	84

W East	94	11									94	11

Total	3,041	2,517	132	123	2,036	2,504	3,513	3,649	472	360	9,194	9,153

[a]	Annual bonus shown includes both the cash and deferred share element. The deferred element of the bonus includes the value of deferred shares to be granted in June 2015. Further details of the deferred element are set out below.
[b]	Value shown represents the estimated value of the ISP award, granted in June 2012 that are expected to vest in May 2015. The estimate is based on a three-month average share price from 1 January 2015 to 31 March 2015 of £4.3486. Further details are provided on page 114.
[c]	ISP 2011 granted in June 2011 and vested in May 2014 at a share price of £3.75. The estimated award value in the 2013/14 report used a share price of £3.87.
[d]	Pension allowance paid in cash for the financial year – see ‘Total pension entitlement’ on page 114.
[e]	Iain Conn was appointed as a director on 1 June 2014.
[f]	Isabel Hudson was appointed as a director on 1 November 2014.
[g]	Includes a fee for regular travel to Board and Board Committee meetings.

Additional disclosures relating to the single figure table

Salaries

We reviewed Gavin Patterson’s salary and increased it to £950,000 in June 2014. This was an increase of 2.7% from the prior year. At the same time we increased Tony Chanmugam’s salary to £630,000, an increase of 5%. Tony’s salary increase was in the context of a re-balancing of his remuneration package placing more emphasis on the long-term element, his strong performance during the year, and his exceptional support during the transition to a new Chief Executive.

The salaries for both Gavin and Tony remain positioned below the median against our comparator group of companies of a similar size and complexity.

Benefits

Benefits provided to executive directors and the Chairman include company car, fuel or driver, personal telecommunication facilities and home security, medical and dental cover for the directors and immediate family, special life cover, professional subscriptions, personal tax advice and financial counselling.

Annual bonus

Executive directors were eligible for an annual bonus based on: corporate financial performance targets; customer service; a purposeful company measure; and personal contribution. The customer service element of the annual bonus is paid only if a minimum adjusted EPS threshold is achieved. The annual bonus is paid in two elements, a cash element, and a deferred element awarded in shares.

The Chief Executive’s target bonus opportunity was 120% of salary and the maximum was 240% of salary. Gavin Patterson’s bonus in 2014/15 reflects that he held the position of Chief Executive throughout the financial year. Gavin’s bonus in the 2013/14 comparator year was pro-rated to reflect his time in the Chief Executive role and his previous role as CEO, BT Retail.

The target bonus opportunity for the Group Finance Director was 105% of salary with a maximum of 210% of salary.

The bonuses for both roles reflects the rebalancing of both executive remuneration packages to move emphasis from short-term bonus to long-term incentive to better align executive pay with BT’s goal of delivering sustainable profitable revenue growth and promoting the long-term success of the company.

The bonus weightings for the two roles are described on page 113.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	113

The weighting of the annual bonus structure is set out below.

The table below provides an overview of performance against the targets for the 2014/15 annual bonus.

Measure	Threshold	Target	Maximum	Outcome	Result % of max

Adjusted EPS (p)[a]	29.8	31.4	33.8	31.5	52%

Normalised free cash flow (£mb)	2,538	2,672	2,872	2,830	89%

Customer Service	15%	30%	60%	25.6%	42.7%

[a]	Adjusted EPS is defined on page 81.
[b]	Normalised free cash flow is defined on page 81.

BT made strong progress during the year, delivering on both our business and financial plans. Adjusted EPS increased 12% to 31.5p, and normalised free cash flow increased 16% compared to 2013/14 to £2,830m. The EPS growth was delivered after the large all-employee share option plan maturity in the summer, and the equity placing to partly finance the acquisition of EE, both of which increased the number of shares in issue.

We set a target for growth in revenue excluding transit in the annual bonus linked to the medium-term business plan. The threshold for payment within annual bonus was -1% of this target, with stretch at +1.5% of target. The revenue excluding transit outcome was -1.14% of target and accordingly this element of bonus did not pay out.

We designed the new customer perception measure to take a broader view of customer service beyond just RFT. Regular customer perception surveys are conducted for each line of business and tailored to the customer profile they serve. The line of business measures are designed to reflect that we serve both broad customer bases, for example in BT Consumer, but also numerically smaller groups of large corporate and public sector customers served by BT Global Services. Two-thirds of the customer service measure is based on RFT and one-third on the new customer perception measure. The aggregate customer service measure out-turned at 25.6% against a target of 30%, reflecting improvements in repair performance and shorter lead times. However we still want to do much better in this area. You can find more information on RFT on page 22.

The Chairman assessed the Chief Executive, and the Chief Executive assessed the Group Finance Director, on the purposeful company and personal contribution targets. These assessments were based on a number of factors including BT’s regular employee surveys, organisational health, culture and performance against personal objectives.

The Chief Executive achieved 80% of maximum for his personal contribution score and 70% of maximum for his contribution to purposeful company. The personal contribution score reflected leadership in key strategic areas including: the launch of our mobile offering; the proposed acquisition of EE; the acquisition of FA Premier League rights and the results of the triennial pension valuation. In addition the Chief Executive has built relationships with key stakeholders.

The purposeful company outturn is driven by improvements in organisational culture, driving development of over 10,000 senior and front line leaders, while reducing the number of management layers within the business. There have also been improvements in staff perception measures, while staff engagement levels were at the highest level since the survey started in 2008.

The Group Finance Director achieved 60% of the maximum score for both his personal contribution and purposeful company elements. The result for the personal contribution score was from demonstrating strong leadership within the finance function and delivering cost transformation and operational efficiency. Good performance in organisational health delivery, employee engagement and cultural scores, mentoring of senior staff and personal commitment to volunteering activity contributed to the purposeful company score.

For both the Chief Executive and Group Finance Director, bonus is delivered in both cash and a deferred element awarded in shares. Once granted, deferred shares are not subject to any further performance conditions, and will normally be transferred to participants at the end of the three-year deferred period if the participant is still employed by BT.

Gavin Patterson’s annual bonus, paid both in cash and deferred shares represented 139% of salary (2013/14: 168.6%) and 58% of the maximum bonus opportunity (2013/14: 68.1%). 66.6% of the annual bonus will be paid in cash and 33.3% will be granted in deferred shares in June 2015.

Tony Chanmugam’s annual bonus, paid both in cash and deferred shares represented 113% of his salary (2013/14: 209.1%) and 54% of the maximum opportunity (2013/14: 79.7%). 66.6% of the annual bonus will be paid in cash and 33.3% will be granted in deferred shares in June 2015.

Bonus award and proportion of value

Element of bonus	Gavin Patterson	Tony Chanmugam

Adjusted EPS	17.97%	19.3%

Normalised free cash flow	30.85%	33.14%

Revenue growth	0%	0%

Customer service	18.4%	19.76%

Purposeful company	12.08%	11.12%

Personal contribution	20.7%	16.68%

114	BT Group plc
Annual Report 2015

Incentive share plan 2012

The ISP is a conditional share award. The awards granted in 2012 vest in May 2015. The performance conditions are based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue excluding transit over a three-year performance period.

TSR

The TSR element is measured against a comparator group containing other telecommunications companies and companies which are of a similar size or market capitalisation, have a similar business mix and spread as BT or operate in comparable markets.

The TSR comparator group for the 2012 ISP comprised the following companies:

Accenture	France Telecom	Telefónica

AT & T	Hellenic Telecom	Telekom Austria

Belgacom	IBM	Telenor

BSkyB	National Grid	TeliaSonera

BT Group	Portugal Telecom	Verizon

Cable & Wireless Worldwide	Royal KPN	Virgin Media

Cap Gemini	Swisscom	Vodafone

Centrica	TalkTalk

Deutsche Telekom	Telecom Italia

The TSR for a company is calculated by comparing the return index (RI) at the beginning of the performance period with the RI at the end of the period. The RI is the TSR value of a company measured on a daily basis, as tracked by independent analysts, Datastream. It uses the official closing price for a company’s shares, adjusted for all capital actions and dividends paid. The initial RI is determined by calculating the average RI value taken daily over the three months prior to the beginning of the performance period; and the end value is determined by calculating the average RI over the three months up to the end of the performance period. This mitigates the effects of share price volatility. A positive change between the initial and final values indicates growth in TSR.

The following graph shows the vesting schedule for the TSR element of the 2012 ISP awards.

The company’s shares achieved a TSR performance of 126.3%. This was 4th out of 25 companies during the three-year period and resulted in 40% (out of 40%) of the ISP award that related to the TSR element vesting.

Normalised free cash flow

When we set the performance measures for the 2012 ISP, the threshold for the three-year cumulative normalised free cash flow was set well above consensus market expectations at the time, with the upper part of the range considered to be extremely stretching. We achieved a three-year cumulative normalised free cash flow outcome of £7.6bn. This fell between the threshold and maximum targets of £7bn to £8bn, resulting in 27.4% out of the 40% of the ISP award that related to the cash flow element vesting.

Revenue growth

A measure for sustainable revenue growth was added to the ISP to reflect the group’s aim to drive sustainable profitable revenue growth. The measure was based on growth in underlying revenue excluding transit measured against the baseline of 2011/12, with the threshold set as growth of 2%.

The impact of challenging markets and regulatory pricing pressures resulted in the threshold target for revenue growth not being met. Accordingly this element did not vest.

Overall vesting of 2012 ISP

The performance in the TSR and normalised free cash flow resulted in a 67.4% vesting of the 2012 ISP. The number of shares due to vest under the 2012 ISP, in May 2015, is set out below. An estimate of the cash value of the shares vesting is shown in the single figure table on page 112.

Director	Vesting of free cash flow element (£000)	Value of TSR element (£000)	Total value of ISP Vesting (£000)[a]	ISP Vesting (Shares)

Gavin Patterson	737	1,075	1,812	416,719

Tony Chanmugam	691	1,010	1,701	391,131

[a]	An estimate based on the three-month average share price from 1 January 2015 to 31 March 2015 of £4.3486.

Total pension entitlements (audited)

The BT Pension Scheme (BTPS) closed to new entrants on 31 March 2001. None of the executive directors participate in future service accrual in the BTPS; Tony Chanmugam has deferred benefits in the BTPS. Executive directors who have been members of the BTPS, and who retain deferred benefits in the BTPS, also benefit from a death in service lump sum of four times salary.

All new employees are eligible to join the defined contribution BT Retirement Saving Scheme (BTRSS). The BTRSS is a group personal pension plan. For executive directors, the company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Executive directors who have never been members of the BTPS benefit from death in service cover that would provide a lump sum of four times salary and a dependant’s pension of 30% of capped salary.

Sir Michael Rake is not a member of any of the company pension schemes, and the company made no payments towards retirement provision for him. BT provides him with a lump sum death in service benefit of £1m.

Gavin Patterson receives an annual allowance equal to 30% of salary in lieu of pension provision as set out in the table on page 112. Gavin has previously been a member of the BTRSS but neither he nor the company has made any contribution to the scheme during 2014/15. BT also provides death in service cover of a lump sum of four times his salary plus a widow’s pension of 30% of his capped salary.

Tony Chanmugam is not a contributing member of any of the company pension schemes; he did not accrue any BTPS pension over the financial year and no other contributions were made. Further information is provided in the table below. The company has agreed to pay him an annual amount equal to 30% of salary in lieu of pension provision as set out in the table on page 112. The BTPS deferred benefit is payable from his 60th birthday. BT provides death in service cover of a lump sum of four times his salary which would cease if his BTPS benefits were put into payment.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	115

Deferred pension benefits at 31 March 2015 (audited)

The table below shows Tony Chanmugam’s pension benefits at 31 March 2015. There was no pension accrued over the financial year and no contributions were made into the pension plans.

	Normal retirement age	Accrued Pension (£000)	Additional scheme lump sum (£000)
Tony Chanmugam[a]	60	214	642

[a]	Tony Chanmugam’s contributions in 2015 were £nil (2014: £nil). Figures represent total benefits accrued across two BT pension schemes. Tony is beyond the pension plans’ normal retirement age and is not drawing a pension.

Awards granted during the year (audited)

2014 ISP Awards

The 2014 ISP awards were made in June 2014 as set out below and on page 118. The award to Gavin Patterson represented 400% of his salary and 280% of salary for Tony Chanmugam.

Director	Date of award	ISP award (shares)	Face value of award[a]

Gavin Patterson	19 June 2014	989,068	£3,799,999

Tony Chanmugam	19 June 2014	459,135	£1,763,996

[a]	Face value based on share price at the date of grant, being £3.842 for grants on 19 June 2014.

The performance conditions were based 40% on relative TSR, 40% on normalised free cash flow, and 20% on growth in underlying revenue excluding transit over a three-year performance period from 1 April 2014 to 31 March 2017. The performance conditions are the same for each director. The target ranges for TSR; the normalised free cash flow and underlying revenue growth excluding transit for the three-year performance period 2014/15–2016/17 is set out in the table below.

Measure 2014/15–2016/17	Threshold	Level of vesting	Maximum	Level of vesting[a]

Normalised free cash flow	£8.15bn	25%	£9.15bn	100%

Revenue[b] growth	3.5%	25%	6%	100%

[a]	Vesting levels between threshold and maximum will be on a straight line basis.
[b]	Underlying revenue excluding transit.

The committee believes that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve the upper end of the range for each target is stretching. Targets for threshold performance were established at above consensus market expectations at the time set.

Please see page 114 for details of how TSR is calculated.

The TSR comparator group for the 2014 ISP awards was the same for awards granted in June 2012 except for the removal of Cable & Wireless Worldwide which was acquired by Vodafone and Virgin Media which was acquired by Liberty Global.

When ISP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

Deferred shares

A proportion of the 2013/14 annual bonus was awarded in deferred shares. The table below provides further details.

Director	Date of award	DBP award (shares)	Face value of award[a]
Gavin Patterson	19 June 2014	126,071	£484,365
Tony Chanmugam	19 June 2014	134,123	£515,301

[a]	Face value based on share price at the date of the award of £3.842.

The deferred shares are not subject to further performance conditions and normally vest in three years if the individual is still employed by BT. Details of all interests in deferred shares are set out on page 117.

When DBP awards vest, additional shares representing the value of reinvested dividends on the underlying shares are added.

Former directors (audited)

Sir Peter Bonfield received, under pre-existing arrangements, a pension of £469,526 in 2014/15 (2013/14: £457,181).

Baroness Jay retired as a non-executive director on 13 January 2008 but continues to be a member of the Committee for Sustainable and Responsible Business, for which she receives an annual fee of £10,000.

Payments for loss of office (audited)

No payments were made during the year for loss of office.

116	BT Group plc
Annual Report 2015

Directors’ share ownership

The committee believes that the interests of the executive directors should be closely aligned with those of shareholders. The deferred shares and incentive shares provide considerable alignment.

To increase the alignment between shareholders and executive directors, the Chief Executive is required to build up a shareholding equal to 300% of salary, and the Group Finance Director 150% of salary. The aim of this personal shareholding policy is to encourage the build up of a meaningful shareholding in the company over time by retaining shares which they have received under an executive share plan (other than shares sold to meet a National Insurance contribution or income tax liability) or from purchases in the market.

The value of the BT shares to be used in determining whether the minimum shareholding requirement has been reached is the average BT share price over the preceding 12 months or, if higher, the share price at the acquisition date.

At 31 March 2015, both of the executive directors had met the shareholding requirements, as set out in the table below:

Executive Director	Personal shareholding as a percentage of salary
Gavin Patterson	877%
Tony Chanmugam	362%

The following table shows the total unvested interests held by the executive directors in the ISP and Deferred Bonus Plan (DBP). The numbers represent the maximum possible vesting levels. The ISP awards will only vest to the extent the performance conditions are met over a three-year period. Full details of all ISP and DBP awards, including performance periods and vesting conditions, are set out on pages 117 to 118.

Unvested interests in shares (audited)

	ISP (subject to performance)		DBP (not subject to performance)
	1 April 2014	31 March 2015	1 April 2014	31 March 2015
Gavin Patterson	1,990,379	2,408,265	647,163	516,553
Tony Chanmugam	1,512,207	1,411,743	626,283	521,229

The following table shows share options held by the directors. As at 31 March 2015 none of the directors held share options with performance conditions.

Share options held without performance conditions – saveshare (audited)

	1 April 2014	Awarded during year	Exercised during year	Value at date of exercise	31 March 2015
Sir Michael Rake	1,485	–	–	–	1,485
	–	5,172	–	–	5,172
Gavin Patterson	–	5,642	–	–	5,642
Tony Chanmugam	6,024	–	–	–	6,024
	–	501	–	–	501

No saveshare options were exercised by the directors during the year. There were no vested but unexercised awards at the year end.

Directors’ interests at 31 March 2015 or date of retirement, if earlier (audited)

The beneficial interests of directors holding office at the end of the year, and their families, in the company’s shares at 31 March 2015 and 1 April 2014, or at date of appointment if later, are shown below:

	Number of shares
Beneficial holdings	2015	2014
Sir Michael Rake	130,852	130,156
G Patterson[a]	2,102,151	1,692,387
T Chanmugam[a]	574,882	774,925
T Ball	23,196	22,561
I Conn[b]	4,442	–
W East	2,480	2,480
P Hodkinson	25,263	25,263
I Hudson[c]	1,279	–
N Rose	50,000	50,000
K Richardson[d]	7,750	7,750
J Whitbread	7,990	6,790
Total	2,930,285	2,712,312

[a]	Includes shares purchased under directshare and free shares awarded under UK allshare. Directshare is a HMRC approved plan that allows BT employees to buy shares out of gross pay. Prior to 2008 BT awarded free shares to UK employees (UK allshare).
[b]	Iain Conn joined the Board on 1 June 2014.
[c]	Isabel Hudson joined the Board on 1 November 2014.
[d]	Shares are held as 775 American Depositary Shares (ADS). One ADS equates to 10 BT Group plc ordinary shares.

During the period from 1 April 2015 to 6 May 2015, there were no movements in directors’ beneficial holdings.

The directors, as a group, beneficially own less than 1% of the company’s shares.

The company encourages the Chairman and non-executive directors to purchase, on a voluntary basis, BT shares with an aggregate value of £5,000 on average each year to further align the interests of non-executive directors with those of our shareholders. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	117

Deferred Bonus Plan awards at 31 March 2015 (audited)

The following DBP awards have been granted to the directors. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT.

	1 April 2014	Awarded[a]	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2015	Vesting date	Price at grant	Market price at vesting	Monetary value of vested award £000

Gavin Patterson

DBP 2011	270,977	–	–	270,977	–	–	01/08/2014	198.83p	381.40p	1,034

DBP 2012	242,455	–	6,902	–	–	249,357	01/08/2015	202.26p	–	–

DBP 2013	133,731	–	3,806	–	–	137,537	01/08/2016	315.00p	–	–

DBP 2014	–	126,071	3,588	–	–	129,659	01/08/2017	384.20p	–	–

Tony Chanmugam

DBP 2011	253,604	–	–	253,604	–	–	01/08/2014	198.83p	381.40p	967

DBP 2012	239,207	–	6,810	–	–	246,017	01/08/2015	202.26p	–	–

DBP 2013	133,472	–	3,799	–	–	137,271	01/08/2016	315.00p	–	–

DBP 2014	–	134,123	3,818	–	–	137,941	01/08/2017	384.20p	–	–
[a]	Awards granted on 19 June 2014. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to the grant. Awards of deferred shares in respect of 2015 will be calculated using the average middle market price of a BT share for the three days prior to grant.

118	BT Group plc
Annual Report 2015

Share awards under long-term incentive schemes held at 31 March 2015 (audited)

Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP are as follows:

	1 April 2014	Awarded	Dividends re-invested	Vested	Lapsed	Total number of award shares 31 March 2015	Performance period end	Price on grant	Market price at vesting	Monetary value of vested award £000

Gavin Patterson

ISP 2011[a]	637,845	–	–	502,047	135,798	–	31/03/2014	198.83p	375.00p	1,882

ISP 2012[b]	601,164	–	17,114	–	–	618,278	31/03/2015	202.26p	434.90p	1,812

ISP 2013[c]	372,130	–	10,594	–	–	382,724	31/03/2016	315.00p	–	–

ISP 2013[d]	379,240	–	10,796	–	–	390,036	31/03/2016	372.00p	–	–

ISP 2014[e]	–	989,068	28,159	–	–	1,017,227	31/03/2017	384.20p	–	–

Tony Chanmugam

ISP 2011[a]	598,676	–	–	471,217	127,459	–	31/03/2014	198.83p	375.00p	1,767

ISP 2012[b]	564,251	–	16,063	–	–	580,314	31/03/2015	202.26p	434.90p	1,701

ISP 2013[c]	349,280	–	9,943	–	–	359,223	31/03/2016	315.00p	–	–

ISP 2014[e]	–	459,135	13,071	–	–	472,206	31/03/2017	384.20p	–	–
[a]	Awards granted on 27 June 2011. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 198.83p. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three-year adjusted cumulative free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years. The awards vested in May 2014.
[b]	Awards granted on 20 June 2012. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant of 202.26p. 40% of each award is linked to TSR compared with a group of 25 companies, 40% is linked to a three year normalised free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years. The market price at vesting is an estimate of the valve using a three-month average share price from 1 January 2015 to 31 March 2015 of £4.3486. The award will vest at 67.4% of the total number of award shares in May 2015.
[c]	Awards granted on 20 June 2013. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant. 40% of each award is linked to TSR compared with a group of 24 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of growth in underlying revenue (excluding transit) over three years.
[d]	Award granted on 12 November 2013 following appointment as Chief Executive. The number of shares subject to award was calculated using the average middle market price of a BT share for the three days prior to grant. 40% of each award is linked to TSR compared with a group of 24 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.
[e]	Awards granted on 19 June 2014. The number of shares subject to awards was calculated using the average middle market price of a BT share for the three days prior to grant. 40% of each award is linked to TSR compared with a group of 23 companies, 40% is linked to a three-year normalised free cash flow measure and 20% to a measure of underlying revenue growth (excluding transit) over three years.

Share options held at 31 March 2015 (audited)

Number of shares under option

	01-Apr-14		Granted		Lapsed	Exercised	31-Mar-15	Option price per share	Market price at date of exercise	Usual date from which exercisable	Usual expiry date

Sir Michael Rake	1,485	[a]	–		–	–	1,485	104p	–	01/08/2016	01/02/2017

	–		5,172	[c]	–	–	5,172	319p	–	01/08/2019	01/02/2020

Gavin Patterson	–		5,642	[c]	–	–	5,642	319p	–	01/08/2019	01/02/2020

Tony Chanmugam	6,024	[b]	–		–	–	6,024	249p	–	01/08/2018	01/02/2019

	–		501	[c]	–	–	501	359p	–	01/08/2017	01/02/2018

All of the above options were granted for nil consideration.

[a]	Option granted on 17 June 2010 under the employee sharesave scheme, in which all employees of the company are entitled to participate.
[b]	Option granted on 27 June 2013 under the employee saveshare scheme, in which all employees of the company are entitled to participate.
[c]	Option granted on 26 June 2014 under the employee sharesave scheme, in which all employees of the company are entitled to participate.

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Comparison of Chief Executive remuneration to Total Shareholder Return

This graph illustrates the performance of BT Group plc measured by TSR relative to a broad equity market index over the past six years. We consider the FTSE100 to be the most appropriate index against which to measure performance, as BT has been a constituent of the FTSE100 throughout the six-year period, and the index is widely used.TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

History of Chief Executive remuneration

Year end	Chief Executive	Total Rem £000	Annual bonus (of max)	ISP vesting (of max)

2015	Gavin Patterson	£4,418	58%	67.4%

2014[a]	Gavin Patterson	£2,901	62%	78.7%

	Ian Livingston	£4,236	35%	63.4%

2013	Ian Livingston	£9,402	65%	100%

2012	Ian Livingston	£8,520	73%	100%

2011	Ian Livingston	£4,009	79%	0%

2010	Ian Livingston	£3,556	71%	0%

[a]	Ian Livingston stepped down on 10 September 2013 and Gavin Patterson took over from that date.

Percentage change in Chief Executive remuneration (comparing 2013/14 to 2014/15)

The table below illustrates the increase in salary, benefits and annual bonus for the Chief Executive and that of a representative group of the company’s employees.

For these purposes, we have used the UK management and technical employee population representing around 21,000 people because they also participate in performance related pay arrangements on a similar basis as executive directors.

	Salary	Benefits[b]	Bonus[c]

% Change in Chief Executive remuneration[a]	2%	45%	-19%

% Change in comparator group[d]	2.2%	0%	-15%

[a]	The 2014/15 year represents to the first full year of Gavin Patterson as Chief Executive.
[b]	The increase in benefits for the Chief Executive was around £16,000.
[c]	The bonus comparator is based on cash bonus only to give a better like for like comparison.
[d]	Comparator group is the UK management and technical employee population representing around 21,000 individuals.

Relative importance of spend on pay

The table below illustrates the change in total remuneration and dividends and share buy-back paid.

Area	2014/15 (£m)	2013/14 (£m)	% Change
Remuneration paid to all employees	4,551	4,703	-3.2%
Dividends/share buybacks	1,244	1,080	15.2%

Implementation of Remuneration Policy in 2015/16

Base salary

The committee continues to position salaries towards the lower end of market practice for our comparator companies. Comparator company information is provided by Deloitte, independent adviser to the committee, and consists of companies of a similar size or market capitalisation and/or companies which have a similar business mix and spread as BT or operate in comparable markets.

Gavin Patterson will receive a salary increase to £972,500 per annum effective June 2015, an increase of 2.4%.

Tony Chanmugam’s salary will increase to £646,000 per annum effective June 2015, representing an increase of 2.5%.

Both salaries remain positioned below mid-market, in line with our policy and were also in line with the mid range of pay awards for our managerial and technical specialist population.

Benefits

The committee intends to set benefits in line with the Policy set out on page 125. There are no changes proposed to the benefit framework for 2015/16.

Pension

Current levels of pension provision for 2015/16 are the same as for 2014/15. Executive directors receive an annual amount equal to 30% of salary in lieu of pension provision.

Clawback

Clawback provisions will be introduced for annual bonus payments relating to the 2015/16 financial year and paid in May 2016 and for ISP awards made in June 2015. The annual bonus clawback will apply for one year following payment. The ISP clawback arrangements may be enforced by the committee in the two year period post-vesting of any awards.

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Annual bonus

The level of bonus opportunity for the Chief Executive and Group Finance Director is set out in the table below. This structure is unchanged from 2014/15.

Level of 2015/16 bonus
	Chief Executive	Group Finance Director
Annual cash bonus	Target 80% of salary	Target 70% of salary

	Maximum 160% of salary	Maximum 140% of salary

Deferred bonus in shares	Target 40% of salary	Target 35% of salary

	Maximum 80% of salary	Maximum 70% of salary

Total bonus	Target 120% of salary	Target 105% of salary

	Maximum 240% of salary	Maximum 210% of salary

The 2015/16 annual bonus structure and weighting is set out below.

The three financial targets for the annual bonus: adjusted earnings per share; normalised free cash flow; and growth in underlying revenue excluding transit have a direct impact on shareholder value. Customer service (measured through our Right First Time (RFT) and the customer perception measure) is vital to the company’s long-term health and growth. All four of these measures are KPIs for BT and are defined on page 81.

Revenue growth reflects our aim to drive sustainable profitable revenue growth and increase alignment between the annual bonus and long-term elements of remuneration.

We do not publish details of the adjusted EPS, normalised free cash flow and revenue growth bonus thresholds in advance since these are commercially confidential. We will publish achievement against these targets at the same time as we disclose bonus payments in the Annual Report Form & 20-F 2016 so that shareholders can evaluate performance against those targets.

We agreed to combine the previous purposeful company measure into the personal contribution element to simplify this element of annual bonus. The personal contribution measure is aligned to our strategy and is assessed by the Chief Executive for the Group Finance Director and each senior executive, and by the Chairman for the Chief Executive.

Performance against the personal contribution element is assessed individually and is based on organisational culture and growth measures.

Incentive Share Plan

The 2015 ISP award for the Chief Executive will be 400% of salary and 280% of salary for the Group Finance Director. The awards are expected to be made in June 2015. The number of shares awarded is calculated using the average middle market price of a BT share for the three days prior to the grant. The 2015 ISP awards will be subject to a holding period of two years, commencing from the end of the three-year performance period. The holding period will apply to the number of shares received on vesting after tax and other statutory deductions. No further performance measures will apply during the holding period as performance will have already been assessed.

The performance conditions will be the same as for the 2014 ISP: 40% based on relative TSR; 40% on normalised free cash flow; and 20% growth in underlying revenue excluding transit revenue over a three-year performance period.

The TSR comparator group for the 2015 ISP will comprise the following companies.

Accenture	KPN	Telekom Austria

AT & T	National Grid	Telenor

Belgacom	Orange	TeliaSonera

BT Group	Portugal Telecom	Verizon

Cap Gemini	Sky	Vodafone

Centrica	Swisscom

Deutsche Telekom	TalkTalk

Hellenic Telecom	Telecom Italia

IBM	Telefónica

TSR Vesting schedule

For the 2015 ISP awards, 40% of the potential outcome is based on relative TSR. The following graph shows the potential vesting of awards based on the TSR element.

The target ranges for the normalised free cash flow and underlying revenue growth excluding transit revenue are set out below:

Measure 2015/16–2017/18	Threshold	Level of vesting	Maximum	Level of vesting[a]

Normalised free cash flow[b]	£8.6bn	25%	£9.6bn	100%

Revenue growth[c]	6.5%	25%	9%	100%

[a]	Vesting level between threshold and maximum will be on a straight line basis.
[b]	Normalised free cash flow is defined on page 81.
[c]	Growth in underlying revenue excluding transit is defined on page 81.

The committee continues to believe that the free cash flow and revenue performance measures are challenging, and the financial performance necessary to achieve awards towards each target is stretching. Targets for threshold performance are established at above consensus market expectations at the time set.

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Chairman and non-executive director remuneration

The fees for non-executive directors, and the fees for the Chairman, were reviewed during the year. The last review of non-executive director fees was in January 2014. In accordance with the Articles of Association, the Chairman and executive directors conducted the review, and considered the role and requirements of BT, together with the fees paid to non-executive directors at companies of a similar size and complexity. Company comparator information was provided by Deloitte, independent advisers to the committee, using the same comparator group of companies as for executive remuneration. Following the review, the basic fee for a non-executive director was increased to £70,000 per year from 1 January 2015 (from £67,500). The Chairman’s fee was reviewed by the committee (of which he is not a member). His fee increased to £675,000 per year after this review (2013/14: £650,000).

The fees for membership of, or chairing, a committee were also reviewed. The membership fee for the Audit and Risk Committee was increased to £20,000 per year (2013/14: £17,500) and the membership fee for the Remuneration Committee increased to £15,000 per year (2013/14: £12,500). A new Technology Committee was created during the year.

The additional fees paid for membership and chairing a Board committee are given in the table below:

Committee	Member fee	Committee Chair fee

Audit & Risk	£20,000	£30,000

Remuneration	£15,000	£25,000

Nominating & Governance	£7,500	n/aa

BT Pensions	£7,500	£15,000

CSRB[b]	£5,000	n/aa

Equality of Access Board	n/a	£72,500

Technology	£5,000	-

[a]	Where the Chairman acts as Chair of a Board committee, no additional committee chair fee is payable.
[b]	External members of the CSRB receive a fee of £10,000 per annum.

The Senior Independent Director receives an additional fee of £27,000 for that position.

An additional fee of £2,000 per trip is paid to those non-executive directors travelling from overseas on an inter-continental basis to Board and Board Committee Meetings.

No element of non-executive director remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

The Remuneration Committee

This section describes the membership and role of the committee.

Who we are

Tony Ball chairs the Remuneration Committee, made up of independent non-executive directors, which met six times during the year.

Our membership and meeting attendance are set out below.

Committee members

	Meetings
Member	Eligible to attend	Attended

Tony Ball (Chairman)	6	6

Karen Richardson[a]	4	4

Nick Rose	6	6

[a]	Karen Richardson joined the committee on 1 May 2014.

Patricia Hewitt stepped down from the committee on 23 March 2014. Karen Richardson joined the committee on 1 May 2014 and, during the intervening period, the committee, consisting of two members, held two meetings. Karen was available to attend the first of those meetings, as an observer. The Chairman joined the committee for a part of both. As such the committee was able to deal with the business of the two meetings effectively.

Other Remuneration Matters

In addition to the committee members, the Chairman and Chief Executive are invited to attend meetings, except in instances where their own remuneration is discussed, or other circumstances where their attendance would not be appropriate.

The committee regularly consults the Chief Executive, the Group People Director, the HR Director, Reward and Pensions, and the Group General Counsel & Company Secretary.

Advisers

During the year, the committee received independent advice on executive remuneration matters from Deloitte. Deloitte received £84,350 in fees for these services. The fees are charged on a time spent basis in delivering advice that materially assisted the committee in their consideration of matters relating to executive remuneration.

Deloitte is a founder member of the Remuneration Consultants Group and as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK.

The committee appointed Deloitte to the role of independent advisers to the committee in 2012 following a competitive tender exercise conducted by the committee.

The committee is comfortable that the Deloitte engagement partner and team, who provide remuneration advice to the committee, do not have connections with BT that may impair their independence or objectivity. In addition, during 2014/15, Deloitte also provided the company with advice on corporate and indirect taxes, assistance with regulatory, risk and compliance issues and additional consultancy services.

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Annual Report 2015

Dilution

For a number of years we generally used treasury shares to satisfy the exercise of share options and the vesting of share awards under our employee share plans. We intend to use both treasury shares and shares purchased by the BT Group Employee Share Ownership Trust (the Trust) for share option exercises, and shares purchased by the Trust for the vesting of executive share awards in 2015/16. At the end of 2014/15, shares equivalent to 3.81% of the issued share capital (excluding treasury shares) would be required for all share options and awards outstanding. Of these, we estimate that for 2015/16, shares equivalent to approximately 0.72% of the issued share capital (excluding treasury shares) will be required for the all-employee share plans.

Outside appointments

The committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non¬executive directorships of companies outside BT. The committee will consider up to two external appointments (of which only one may be to the board of a major company), for which a director may retain the fees.

Gavin Patterson is a non-executive director of British Airways for which he receives an annual fee of £50,000 and the benefit of free BA flights.

Voting at the 2014 Annual General Meeting

The votes cast in respect of the Annual Remuneration Report at the Annual General Meeting held on 16 July 2014 were:

	Votes cast in favour	%	Votes cast against	%

Approve Annual Remuneration Report	4,878,920,254	99.09%	44,775,713	0.91%

Approve Directors’ Remuneration policy	4,579,788,136	96.85%	148,973,373	3.15%

13,108,196 votes were withheld against approving the Annual Remuneration Report and 208,032,899 votes were withheld against approval of the Directors’ Remuneration policy. A vote withheld is not counted when calculating voting outcomes.

Committee evaluation

The committee reviews its performance with Board members and other participants, including through the annual Board evaluation.

Non-executive directors’ letters of appointment

Each non-executive director has an appointment letter setting out the terms of his or her appointment. They do not have service contracts. The letter includes membership of any Board committees, the fees to be paid and the time commitment expected. We ask each non-executive director to allow a minimum commitment of 22 days each year, subject to committee responsibilities, and to allow slightly more in the first year in order to take part in the induction programme. The actual time commitment required in any year may vary depending on business. We highlight that additional time may be required if the company is going through increased activity.

Appointments are for an initial period of three years. During that period, either party can give the other at least three months’ notice of termination. All Board appointments automatically terminate in the event of a director not being elected or re-elected by shareholders at the Annual General Meeting each year. The appointment of a non-executive director is terminable on notice by the company without compensation. At the end of the period, the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out on page 123.

The appointment letter also covers matters such as confidentiality, data protection and BT’s share dealing code.

Inspection by the public

The service agreements and letters of appointment are available for inspection by the public at the registered office of the company. They will also be available for inspection commencing one hour prior to the start of our AGM, to be held in London on 15 July 2015.

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Directors’ service agreements and letters of appointment

The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment

Sir Michael Rake	26 September 2007	The agreement is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Gavin Patterson	10 September 2013	Initial term until 10 September 2014, and thereafter terminable by the company on 12 months’ notice and by the director on six months’ notice.

Tony Chanmugam	1 October 2013	Initial term until 1 October 2014 and thereafter terminable by the company on 12 months’ notice and by the director on six months’ notice.
Non-executive directors

Phil Hodkinson	1 February 2006

Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in February 2012 following extension in 2009. A further extension of 12 months was agreed with effect from 31 January 2015 and will terminate in January 2016.

Tony Ball	16 July 2009	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in June 2012.

Nick Rose	1 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

Jasmine Whitbread	19 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

Karen Richardson	1 November 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2014.

Warren East	1 February 2014	Letters of appointment are for an initial period of three years.

Iain Conn	1 June 2014

Isabel Hudson	1 November 2014

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Tony Ball

Chairman of the Remuneration Committee

6 May 2015

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Annual Report 2015

Remuneration Principles

Our remuneration principles are to maintain a competitive remuneration package that will attract, retain and motivate a high quality top team, avoid excessive or inappropriate risk taking and align their interests with those of shareholders.

We believe in pay for performance against challenging targets and stretching goals for the annual bonus (including deferred shares) and long-term incentive shares. Our approach is to set base salaries below the median for our comparator group. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance.

The committee determines the remuneration policy for the executive directors and the Chairman. The Chairman is not a member of the committee.

The committee reviews the performance targets regularly to ensure that they are both challenging and closely linked to the group’s strategic priorities. Furthermore, because a large part of the remuneration package is delivered in shares and senior executives are required to build up a significant shareholding themselves, they are directly exposed to the same gains or losses as all other shareholders.

Targets for performance are established at above consensus market expectation at the time they are set.

In setting directors’ remuneration, the committee takes account of the remuneration of other companies of similar size and complexity, using a comparator group defined with the assistance of our independent remuneration consultants Deloitte. The committee also takes into account the pay and employment conditions of all our employees.

The committee continues to keep under review the relationship of risk to remuneration. The Chair of the Audit & Risk Committee is a member of the Remuneration Committee. The Audit & Risk Committee and Nominating & Governance Committee held a joint session during the year to cover areas of common interest to both committees.

The committee is also satisfied that the incentive structure for senior executives does not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour. Part of the annual bonus depends upon an assessment of each senior executive’s personal contribution and includes the results of the regular employee surveys and health and safety outcomes. Adherence to these measures is a basic criterion expected of all executives.

The committee retains absolute discretion to reduce variable compensation in light of risk and the group’s overall performance. We would only use this in exceptional circumstances.

Remuneration policy

The following pages set out our Directors’ remuneration policy (the ‘Policy’) which was approved by shareholders at the AGM on 16 July 2014 in accordance with section 439A of the Companies Act 2006.

The Policy on pages 125 to 129 is a repeat of the Policy set out in the Annual Report & Form 20-F 2014 (on pages 104 to 110). The page cross references within the repeated Policy are to the respective pages in the Annual Report & Form 20-F 2014. The Policy, as approved, is also available online at www.bt.com/downloadcentre

We are repeating the Policy this year because we think that it is helpful when reading the Annual Remuneration Report.

Legacy matters

The committee may make remuneration payments and payments for loss of office outside of the Policy below, where the terms of the payment were agreed before the Policy came into effect, or at a time when the relevant individual was not an executive director of the company (provided that, in the opinion of the committee, the payment was not in consideration for the individual becoming an executive director of the company). This includes the exercise of any discretion available to the committee in connection with such payments. Any legacy payments will be disclosed in the Annual Remuneration Report for the relevant year.

Minor amendments

The committee may make minor amendments to the arrangements for the directors as described in the Policy, for regulatory, exchange control, tax or administrative purposes, or to take account of a change in legislation. Under this power, the committee will introduce clawback provisions for annual bonus payments relating to 2015/16 and ISP awards (made in 2015/16 and in future years) in certain circumstances during the two years post vesting.

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Executive Directors and Chairman

Policy Element	Operation and Opportunity	Performance measures or basis of payment

Base salary Purpose – a core element of remuneration, used to attract and retain executive directors of the calibre required to develop and deliver our business strategy.

Salaries for the executive directors and the Chairman are reviewed annually, although an out-of-cycle review may be conducted if the committee determines it appropriate. A review may not necessarily lead to an increase in salary. Salaries are paid monthly in cash.

The pay and conditions for all UK employees are considered when setting salaries for executive directors and the Chairman.

Whilst there is no maximum salary level, any increase will typically be broadly in line with BT’s UK employee population.

For the executive directors, higher increases may be made under certain circumstances, such as:

•  increase in the scope and/or responsibility of the individual’s role;

•  development of the individual within their role; and

•  where an executive director has been appointed to the Board at a lower than typical level of salary, for example to reflect less experience, larger increases may be awarded to move them closer to market practice as their experience develops.

Individual and business performance are taken into account in deciding salary levels.

Benefits Purpose – to support health and wellbeing and provide employees with a market competitive level of benefits.

Executive directors and the Chairman receive benefits which typically include (but are not limited to) company car (or monthly allowance in lieu of a car or part of such allowance not used for a car), fuel and/ or driver, personal telecommunication facilities and home security, medical and dental cover for the directors and their immediate family, special life cover, professional subscriptions, personal tax advice and financial counselling up to a maximum of £5,000 (excluding VAT) a year.

Where executive directors are required to relocate, the committee may offer additional expatriate benefits, if considered appropriate.

The company purchases directors’ and officers’ liability insurance to cover the directors, and has in place a directors’ and officers’ indemnity. The insurance operates to protect the directors in circumstances where, by law, BT cannot provide the indemnity. Further details of the directors’ and officers’ liability insurance and indemnity are set out on page 112.

While no maximum level of benefits is prescribed, they are generally set at an appropriate market competitive level determined by the committee, taking into account a number of factors including:

•  the jurisdiction in which the employee is based;

•  the level of benefits provided for other employees within the group; and

•  market practice for comparable roles within appropriate pay comparators in that jurisdiction.

The committee keeps the benefit policy and benefit levels under regular review.

Annual bonus Purpose – to incentivise and reward delivery of our business plan on an annual basis.

Executive directors are eligible for an annual bonus. The Chairman is not eligible for an annual bonus. Awards are based on performance in the relevant financial year. The annual bonus is paid in two elements, a cash element, and a deferred element awarded in shares. Annual bonus amounts are not pensionable.

The committee sets annual bonus performance targets each year, taking into account key strategic priorities and the approved budget for the year.

The committee ensures that targets set are appropriately stretching in the context of the corporate plan and that there is an appropriate balance between incentivising executive directors to meet targets, while ensuring that they do not drive unacceptable levels of risk or drive inappropriate behaviours.

At least one-third of the annual bonus will be granted in the form of deferred shares to strengthen further the alignment of management interests with the long-term interests of shareholders. The deferred element in shares must be held for a deferral period which will not be less than three years. Additional shares may be accrued in lieu of dividends and awarded on any shares which vest. If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of deferred shares, including to nil. Further information on the malus provisions are set out on page 109.

The maximum annual bonus opportunity is 240% of base salary.

The committee seeks to effectively reward performance against the key elements of our strategy. Measures used typically include, but are not limited to:

•  financial performance measures – these are chosen carefully to ensure alignment between reward and underlying financial performance. As an example, such measures may include free cash flow and earnings per share; and

•  non-financial performance measures – these reflect key company, strategic and individual goals. For example, such measures may include customer service, purposeful company and personal objectives.

In terms of weighting, non-financial measures will typically account for no more than 50% of the total annual bonus.

A sliding scale between 0% and 100% of the maximum award applies for achievement between threshold and maximum performance under the bonus plan.

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Incentive Share Plan (ISP) Purpose – to incentivise executive directors over the longer-term, by rewarding delivery of stretching targets linked to our strategy and long- term value creation.

Executive directors are eligible to participate in the ISP. The Chairman is not eligible to participate. The ISP forms the long-term variable element of executive remuneration. Awards are discretionary and normally vest subject to performance measured over a three- year period.

Under the terms of the plan rules the current ISP has no maximum award level. The committee have determined that it will impose limits for executive directors to apply to future awards. The maximum normal ISP award that may be awarded to an executive director in respect of any financial year of the company will be 400% of basic salary. In exceptional circumstances, for example recruitment, this limit may be increased to 500% of basic salary.

The proposed award levels for 2014/15 are set out on page 101.

Where shares vest, additional shares representing the value of reinvested dividends are added. In respect of ISP awards made to executive directors in June 2014 and future years, there will be a further holding period of two years, commencing from the end of the three-year performance period applicable to the net number of shares received after tax and other statutory deductions. During the holding period, no further performance measures will apply as performance will already have been assessed.

If following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares, including to nil. Further information on the malus provisions are set out on page 109.

The committee aligns the performance measures under the ISP with the long-term strategy of the company and considers that strong performance under the chosen measures should result in sustainable value creation:

•  financial measures – to reflect the financial performance of our business and a direct and focused measure of company success and for example may include free cash flow and revenue measures. We set targets to be appropriately stretching, with regard to a number of internal and external reference points including our business plan and consensus market expectations; and

•  share price performance measures, to reflect the ultimate delivery of shareholder returns which may, for example, include TSR. This promotes alignment between executive director reward and shareholder value creation. Targets are set with reference to wider market practice and positioned at a level which we consider represents stretching performance. Targets will be measured against a comparator group containing other telecommunication companies and/or companies which are either similar in size or market capitalisation and/or have a similar business mix and spread as BT or operate in comparable markets.

In terms of weighting, share price performance measures will typically account for no more than 50% of the total award.

Under each performance measure, performance below threshold levels would result in nil vesting for that element. For threshold levels of performance, no more than 25% of the maximum for that element would typically vest, rising to 100% for maximum performance.

If an event or transaction occurs which causes the committee to conclude a target is no longer appropriate, the committee can amend that target in a manner which is reasonable in the circumstances provided that the new target produces a fairer measure of performance and is not materially less difficult to satisfy.

Pension Purpose – to attract and retain executive directors of the right calibre by providing market competitive post-retirement income.

Executive directors currently receive a cash allowance in lieu of pension.

The committee may determine that alternative pension provisions will operate for new appointments to the Board. When determining pension arrangements for new appointments, the committee will give regard to:

•  the cost of the arrangements;

•  pension arrangements received elsewhere in the group; and

•  relevant market practice.

The Chairman does not receive a pension benefit or payment in lieu of such benefit, but does receive a lump sum death in service benefit of £1m.

For executive directors, the maximum cash allowance (or equivalent contribution to an executive director’s pension) may not exceed 30% of salary.

Executive directors who are not members of the BT Pension Scheme benefit from a death in service cover of a lump sum of 4x salary and a dependant’s pension of 30% of capped salary.

Save As You Earn Scheme (saveshare) Purpose – to encourage employee share ownership.	Executive directors and the Chairman may participate in the saveshare (HMRC approved savings related share option plan) on the same basis as other eligible employees.	All participants may invest up to the limits operated by the company at the time. There are no performance measures attached to these awards.

ESIP (directshare) Purpose – to encourage employee share ownership.	Executive directors and the Chairman may participate in the Directshare (HMRC approved purchase of shares from gross salary) on the same basis as other eligible employees.	All participants may invest up to the limits operated by the company at the time. There are no performance measures attached to these awards.

Notes to the policy table	2. No performance measures are applicable to salary, benefits, pension, BT saveshare and BT directshare in line with market practice.
1. For further information on the performance measures applicable to the annual bonus and ISP see page 101.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	127

Remuneration arrangements throughout the company

BT operates in a number of different environments and has many employees who carry out diverse jobs across a number of countries:

•	all employees, including directors, are paid by reference to the market rate;
•	performance for managers is measured and rewarded through a number of performance-related bonus schemes across the group;
•	business unit performance measures are cascaded down through the organisation;
•	BT offers employment conditions that reflect our values and are commensurate with a large publicly listed company, including high standards of health and safety and equal opportunities;
•	BT operates all employee share plans in many countries. These are open to all employees where offered; and
•	BT offers a range of employee benefits many of which are available to everyone.

Recruitment

Our recruitment policy is based on a number of key principles:

•	we aim to provide a remuneration package which is sufficient to attract, retain and motivate key talent, while at all times ensuring that we pay no more than is necessary, with due regard to the best interests of the company and our shareholders;
•	the committee will take a number of factors into account in determining the appropriate remuneration package. For example, these may typically include the candidate’s experience and calibre, their circumstances, external market influences and arrangements for existing executive directors;
•	the ongoing remuneration package offered to new directors will only include those elements listed within the policy table;
•	the committee may also consider providing additional benefits to expatriate appointments, where appropriate; and
•	the committee will provide full details of the recruitment package for new executive directors in the next Annual Report on Remuneration and will provide shareholders with the rationale for the decisions that were taken.

The maximum level of variable pay (excluding buyouts for which see below) which may be awarded in respect of a recruitment event (internal or external), will not exceed 740% of base salary, representing the current maximum award under the annual bonus and ISP.

In addition, to facilitate recruitment, the committee may make a one-off award to buy-out variable incentives which the individual would forfeit at their current employer. The committee will give consideration to any relevant factors, typically including the form of the award (eg cash or shares), the proportion of the performance/vesting period outstanding and the potential value of the forfeited remuneration, including performance conditions attached to the awards, the likelihood of those conditions being met, and the timing of any potential payments.

In making buying-out awards, the committee may use the relevant provision in the Financial Conduct Authority Listing Rules. This allows for the granting of awards specifically to facilitate, in unusual circumstances, the recruitment of an executive director, without seeking prior shareholder approval. In doing so, the committee will comply with the relevant provisions in force at the date of this report.

Where an executive director is appointed from within the organisation, the company will honour legacy arrangements in line with the original terms and conditions.

In the event of the appointment of a new non-executive director, remuneration arrangements will be in line with those detailed on page 103.

Payment for loss of office

In a departure event, the committee will typically consider:

•	whether any element of annual bonus should be paid for the financial year. Any bonus paid will be limited to the period served during the financial year in which the departure occurs;
•	whether any of the share element of deferred bonus awarded in prior years should be preserved either in full or in part;
•	whether any awards under the ISP should be preserved either in full or in part and if relevant whether the post vesting holding period should apply.

The committee has historically maintained a discretionary approach to the treatment of leavers, on the basis that the facts and circumstances of each case are unique.

In an exit situation, the committee will consider: the individual circumstances; any mitigating factors that might be relevant; the appropriate statutory and contractual position and the requirements of the business for speed of change.

The default position is that an unvested ISP or DBP award or entitlement lapses on cessation of employment, unless the committee applies discretion to preserve some or all of the awards. This provides the committee with the maximum flexibility to review the facts and circumstances of each case, allowing differentiation between good and bad leavers and avoiding ‘payment for failure’.

When considering a departure event, there are a number of factors which the committee takes into account in determining appropriate treatment for outstanding incentive awards. These include:

•	the position under the relevant plan documentation;
•	the individual circumstances of the departure;
•	the performance of the company/individual during the year to date; and
•	the nature of the handover process.

In some cases, the treatment is formally prescribed under the rules of the relevant plan so that where there are ‘good leaver’ circumstances awards, which would otherwise lapse by default, vest either on the normal vesting date or on cessation of employment. These circumstances include death, injury, ill-health, disability, redundancy or sale of the company or business. If the director dies or leaves due to ill health or injury, ISP awards which have less than 12 months of the performance period remaining or DBP awards which have less than 12 months of the deferred period to run, vest automatically on leaving. In other leaver circumstances the committee has discretion to determine when, and to what extent, awards vest.

The committee considers the leaver circumstances along a continuum, ranging from ‘bad leaver’ scenarios such as termination of employment for gross misconduct or resignation, through to the ‘good leaver’ scenarios outlined above. Accordingly the committee may apply (or disapply) such performance conditions or time pro-rating to awards vesting in these circumstances as it considers appropriate.

All-employee plans – leavers

The treatment of saveshare options and directshare shares on leaving is as determined under the respective HMRC approved rules. For saveshare, someone who ceases to be an employee in special circumstances (for example injury, disability, death, or following sale of the company or business where they work) may exercise the option within six months after leaving (or 12 months in the case of death) or the relevant corporate event. If someone leaves for a reason not falling within special circumstances, the option lapses on the date the individual leaves.

ISP/DBP – change of control

In the event of a takeover or scheme of arrangement involving the company, ISP and DBP awards will vest, at a minimum, to the extent that any applicable performance measures have been satisfied at the time

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(subject to the committee’s discretion to determine the appropriate level of vesting, having regard to such relevant factors as it decides to take into account). If the acquiring company offers to exchange awards over BT shares for awards over its shares (or shares in another company), awards will normally be exchanged and continue under the rules of the relevant plan. If within 12 months of a change of control, a participants employment is terminated by his employer other than for misconduct or performance or he or she resigned as a result of a reduction of his or her duties or responsibilities constituting a material breach of the individuals contract, the participant is entitled to receive an amount equal to the difference between the value he or she received on the change of control he would have received if the relevant performance condition had been met in full.

In the event of a voluntary winding up of the company, awards may vest on the members’ resolution to voluntarily wind-up the company being passed.

Employment conditions elsewhere in the group

The committee considers the pay and conditions of employees throughout the company when determining the remuneration arrangements for executive directors although no direct comparison metrics are applied.

In particular, the committee considers the relationship between general changes to UK employees’ remuneration and executive director reward.

Whilst the committee does not directly consult with our employees as part of the process of determining executive pay, the Board does receive feedback from employee surveys that takes into account remuneration in general. The committee also receives updates from the Group People Director.

Executive director and Chairman service contracts

The other key terms of the service contracts for the current executive directors and the Chairman are set out below.

The termination provisions described above are without prejudice to BT’s ability in appropriate circumstances to terminate in breach of the notice period referred to above, and thereby be liable for damages to the executive director or Chairman.

In the event of termination by BT, each executive director and the Chairman may have entitlement to compensation in respect of his or her statutory rights under employment protection legislation in the UK.

Where appropriate, BT may also meet a director’s reasonable legal expenses in connection with either his appointment or termination of his appointment.

There are no other service agreements, letters of appointment or material contracts, existing or proposed, between the company and any of the executive directors

Illustration of executive director pay scenarios

Our remuneration policy aims to ensure that a significant proportion of pay is dependent on the achievement of stretching performance targets. The committee has considered the level of total remuneration that would be payable under different performance scenarios and is satisfied that, as the graph below illustrates, executive pay is appropriate in the context of the performance required and is aligned with shareholders’ interests.

The illustrative scenarios below set out the total remuneration that might be received by each executive director for different levels of performance, based on our remuneration policy.

The minimum reflects base salary, pension and benefits only which are not performance related.

	Performance	Assumptions
Fixed pay	All scenarios	• Consists of total fixed pay – base salary, benefits and pension
– Base salary – salary effective as at June 2014
– Benefits – amount received by each director in 2013/14
– Pension – cash supplement in lieu of pension provision for 2014/15
Variable pay	Minimum	• No payout under the annual bonus • No vesting under the ISP
	On-target	• 50% of the maximum payout under the annual bonus
• 25% of maximum vesting under the ISP
	Maximum	• 100% of the maximum payout under the annual bonus
• 100% of maximum vesting under the ISP

For these purposes, we have assumed a usual maximum ISP award of 400% of base salary for the CEO and 280% of base salary for the GFD. The absolute maximum ISP award under our remuneration policy is 500% of base salary.

For the GFD, we have also assumed a maximum bonus opportunity of 210% of salary.

Provision	Policy
Notice period	• 12 months’ notice by the company, six months’ notice by the executive director or Chairman (there is no fixed expiry date).
Termination payment

•    In lieu of giving an executive director or the Chairman 12 months’ notice, BT may terminate the director’s contract and make a payment in lieu of salary to which the director was entitled if he or she had received notice and the value of contractual benefits for the period.

•    In respect of the executive directors, the payments in lieu will be payable in equal monthly instalments until the date on which the notice period would have expired or (if earlier) the date on which the director secures alternate employment with the same or higher basic salary or fee. In the event that the director secures alternate employment at a basic salary of £30,000 or higher, but lower than their salary, payment in lieu will be reduced by the amount of the new lower salary received. The Board retains the right to lower the payment in lieu of the directors new employment if it considers the new employment terms of the director are not appropriately balanced between basic salary and other elements, and may cease making payments entirely where the Board is not satisfied the director is making reasonable efforts to secure alternative employment.

•    In respect of the Chairman, the payment in lieu will be payable in equal monthly instalments until the earlier of 12 months from the date of termination or the date the Chairman secures alternate full-time employment.

Remuneration and benefits	• Participation in the incentive plans ISP, DBP and annual bonus, saveshare and directshare, is non-contractual. The Chairman does not participate in the ISP, DBP or any annual bonus.

•    Other benefits include pension (including life cover), dental cover, car, private health care (including spouse and children under age of 18 or 21 if in full time education), telecommunication facilities, home security and professional subscriptions. The Chairman does not receive pension benefits but is entitled to all other benefits.

• The Chairman receives an all-inclusive fee for the role.

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ISP awards have been shown at face value, with no share price growth or discount rate assumptions. All-employee share plans (saveshare and directshare) have been excluded, as have any legacy awards held by executive directors.

Fixed pay is calculated as follows:

	Salary £000	Benefits £000	Pension £000	Total fixed pay £000
Chief Executive	950	43	285	1,278
Group Finance Director	630	32	189	851

Other Remuneration Policies

Malus

Under the terms of the DBP and ISP, if following the grant of an award, facts subsequently become known to the committee which would justify a reduction in the award, the committee may reduce the number of shares under award to take account of this, including to nil. In order to retain flexibility, the events under which this may apply are not formally stipulated in the rules. However, for illustration, such events may include, for example, miss-statement of the financial accounts, fraud or material failure of risk management. Other elements of remuneration are not subject to recovery arrangements.

Consideration of shareholder views

The committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters. We believe that it is important to meet regularly with our key shareholders to understand their views on our remuneration arrangements and discuss our approach going forward.

The committee will continue to engage with shareholders going forward and will aim to consult on any material changes to the application of the approved remuneration policy or proposed changes to the policy.

Non-executive directors

The Board aims to recruit high-calibre Non-Executive Directors (NEDs), with broad commercial, international or other relevant experience.

The table of remuneration policy for NEDs is set out on page 110.

Non-executive director fees

Element/purpose and link to strategy	Operation	Opportunity
Purpose – core element of remuneration, paid for fulfilling the relevant role

•    NEDs receive a basic fee, paid monthly in respect of their board duties.

•    Further fees may be paid for chairmanship or membership of Board committees or to the Senior Independent Director.

•    Additional fees up to £2,000 may also be payable to NEDs travelling regularly from overseas on an intercontinental basis to Board and committee meetings.

•    NEDs are not eligible for annual bonus, share incentives, pensions or other benefits.

•    Fees are typically reviewed annually.

•    Expenses incurred in the performance of non-executive duties for the company may be reimbursed or paid for directly by the company, as appropriate.

•    Current fee levels can be found in the Annual Report on Remuneration on page 103.

•    Fees are set at a level which is considered appropriate to attract and retain NEDs of the necessary calibre.

•    Fee levels are normally set by reference to the level of fees paid to NEDs serving on boards of similarly-sized, UK-listed companies, taking into account the size, responsibility and time commitment required of the role.

•    The company’s Articles of Association provide the maximum fee level is payable. The maximum is based on NED fees benchmarked as at 1 April 1999 with increases linked to the Retail Price Index.

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Directors’ information

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report, the Report on Directors’ Remuneration and the Financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the parent company financial statements in accordance with UK Generally Accepted Accounting Practice (UK GAAP). In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group and the company for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether IFRS, as adopted by the European Union, and IFRS issued by the IASB and applicable UK GAAP have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements and the Report on Directors’ Remuneration comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 96 to 97 confirms that, to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and
•	the Strategic Report on pages 19 to 92 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Fair, balanced and understandable

In accordance with the principles of the UK Corporate Governance Code, we have processes and procedures in place to ensure that the information presented in the Annual Report is fair, balanced and understandable – these are described on page 102.

The Board considers, on the advice of the Audit & Risk Committee that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy.

Critical accounting estimates and key judgements, and significant accounting policies

Our critical accounting estimates and key judgements, and significant accounting policies are set out on pages 149 to 154 of the consolidated financial statements and conform with IFRS. These policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2014/15 consolidated financial statements.

Disclosure of information to auditors

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Going concern

The Strategic Report on pages 19 to 92 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Group Performance section on pages 77 to 92 includes information on our group financial results, financial outlook, cash flow and net debt and balance sheet position. Notes 22, 23, 24 and 26 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

Alongside the factors noted above, the directors have considered the group’s cash flow forecasts, in particular with reference to the period to the end of May 2016. The directors are satisfied that these cash flow forecasts, taking into account reasonably possible risk sensitivities associated with these forecasts and the group’s current funding and facilities, alongside the group’s funding strategy, show that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2015.

Independent advice

The Board has a procedure for directors, in carrying out their duties, to take independent professional advice if necessary, at BT’s expense.

All directors also have access to the advice and services of the Company Secretary.

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Directors’ and officers’ liability insurance and indemnity

For some years, BT has purchased insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The policy also covers such individuals whilst serving at the company’s request as directors of other companies or of joint ventures or on the boards of trade associations or charitable organisations. The insurance operates to protect the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 6 May 2015, and throughout 2014/15, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Interest of management in certain transactions

During and at the end of 2014/15, none of BT’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

Power to authorise conflicts

All directors have a duty under the Companies Act 2006 (the 2006 Act) to avoid a situation in which he or she has, or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The company’s Articles of Association include provisions for dealing with directors’ conflicts of interest in accordance with the 2006 Act. The company has procedures in place, which it follows, to deal with situations where directors may have any such conflicts, which require the Board to:

•	consider each conflict situation separately on its particular facts;
•	consider the conflict situation in conjunction with the rest of its duties under the 2006 Act;
•	keep records and Board minutes as to authorisations granted by directors and the scope of any approvals given; and
•	regularly review conflict authorisation.

General information

US Regulation

New York Stock Exchange

BT, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.

We have reviewed the NYSE’s listing standards and believe that our corporate governance practices are consistent with them, with the following exception where we do not meet the strict requirements in the standards. These state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. We have a Nominating & Governance Committee whose terms of reference include governance and compliance issues (see Nominating & Governance Committee Chairman’s report on page 105). The Nominating & Governance Committee’s terms of reference are in line with the requirements set out in the standards. However, the committee is chaired by the Chairman, Sir Michael Rake, who is not considered independent under the NYSE’s listing standards. The Board and the Nominating & Governance Committee are made up of a majority of independent, non-executive directors.

The US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the US Securities and Exchange Commission (SEC) and NYSE listing standards require companies to comply with certain provisions relating to their audit committee. These include the independence of audit committee members and procedures for the treatment of complaints regarding accounting or auditing matters. We comply fully with these requirements.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act which apply to foreign issuers. We comply with the legal and regulatory requirements introduced under the Sarbanes-Oxley Act, in so far as they apply. The Audit & Risk Committee includes Nick Rose who, in the opinion of the Board, is an ‘audit committee financial expert’ and is independent (as defined for this purpose). The Board considers that the committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various prior roles in major business, financial management, and financial function supervision and that this constitutes a broad and suitable mix of business and financial experience on the committee.

The code of ethics we have adopted for the purposes of the Sarbanes-Oxley Act applies to the Chief Executive, Group Finance Director and senior finance managers.

Disclosure controls and procedures

The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of that date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group.

Find out more

Our directors’ names and functions on page	The Strategic Report from page	The code of ethics adopted for the purposes of the Sarbanes-Oxley Act at www.bt.com/ethics

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Annual Report 2015

The Chief Executive and Group Finance Director concluded that BT’s disclosure controls and procedures are also effective to ensure that the information the company is required to disclose in reports that it files under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms.

The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the Turnbull Guidance).

Based on this assessment, management has concluded that at 31 March 2015, BT’s internal control over financial reporting was effective.

There were no changes in BT’s internal control over financial reporting that occurred during 2014/15 that have materially affected, or are reasonably likely to have materially affected, the group’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit & Risk Committee. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements for 2014/15, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB.

Internal control and risk management

The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing our systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any classed as significant, we have procedures to ensure that necessary action is taken to remedy the failings.

The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews BT’s corporate responsibility policy annually. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in pages 30 to 37 in the Delivering our strategy section on pages 25 to 52.

We have enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the Turnbull Guidance.

Risk assessment and evaluation take place as an integral part of BT’s annual strategic planning cycle. We have a detailed risk management process which identifies the key risks facing the group, each line of business and our internal service unit, BT TSO.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

•	Senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, owners and mitigation strategies. The Group Risk Panel and the Operating Committee review this before it is reviewed and approved by the Board;
•	The lines of business and BT TSO carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed;
•	Senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility;
•	The group’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and BT TSO; and
•	The Audit & Risk Committee, on behalf of the Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the Board. The Audit & Risk Committee has carried out these actions for 2014/15.

We have not dealt with joint ventures and associates, which BT does not control, as part of the group risk management process. They are responsible for their own internal control assessment.

Our significant accounting policies are set out on pages 150 to 154. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing done by our internal auditors. This serves to confirm the operation of the internal controls over financial reporting and compliance with the Sarbanes-Oxley Act. The Audit & Risk Committee reviews BT’s published financial results, related disclosures and accounting judgements. The committee’s activities are set out on pages 101 to 104.

The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which BT is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework, the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

Capital management and funding policy

The objective of our capital management and funding policy is to reduce net debt while investing in the business, supporting the pension fund and paying progressive dividends.

The Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics as well as the macro-economic conditions in which we operate.

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Our funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These are planned so as to mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury policy are included in note 26 to the consolidated financial statements.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 26 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures which arise. This central team continually reviews any credit exposures, whether arising from centrally-managed financial instruments or from the group’s trade-related receivables. Management within the lines of business also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 29 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on: our financial condition; changes in financial condition; revenues or expenses; results of operations; liquidity; capital expenditure; or capital resources.

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations. During 2014/15, the aggregate volume and value of legal actions which we are party to reduced.

Other Information – Listing Rules

For the purposes of LR 9.8.4CR, the information required to be disclosed by LR 9.8.4 R can be found on the pages set out below:

Section	Information	Page
(1)	Interest capitalised	Not material for the group
(2)	Publication of unaudited financial information	80, 222 and 223
(4)	Details of long-term incentive schemes	Not applicable
(5)	Waiver of emoluments by a director	Not applicable
(6)	Waiver of future emoluments by a director	Not applicable
(7)	Non pre-emptive issues of equity for cash	81, 85 and 198
(8)	Non pre-emptive issue by a major subsidiary undertakings	Not applicable
(9)	Parent participation in a placing by a listed subsidiary	Not applicable
(10)	Contracts of significance	Not applicable
(11)	Provision of services by a controlling shareholder	Not applicable
(12)	Shareholder waivers of dividends	See below
(13)	Shareholder waivers of future dividends	See below
(14)	Agreements with controlling shareholders	Not applicable

In respect of LR 9.8.4R(12) and (13) the trustee of the BT Group Employee Share Ownership Trust agrees to waive dividends payable on the BT shares it holds for satisfying awards under various BT executive share plans. (Under the rules of these share plans, the dividends are re-invested in BT shares which are added to the relevant share awards.)

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Our risks	Audit & Risk Committee’s	The independent auditors’	The United States
from page	activities on page	report on page	opinion on page

134	BT Group plc
Annual Report 2015

Other statutory information – Companies Act 2006

Certain provisions of the 2006 Act require us to make additional disclosures. A number of these disclosures can be found elsewhere in this Annual Report as set out below:

Information	Page

Structure of BT’s share capital (including the rights and obligations attaching to the shares)	198 and 215 to 217

Restrictions on the transfer of BT shares and voting rights	215 and 217

Significant direct or indirect shareholdings	135

Appointment and replacement of directors	123 and 216

Significant agreements to which BT Group plc is a party that take effect, alter or terminate upon a change of control following a takeover	217 to 219

The disclosures which are not covered elsewhere in this Report are:

•	BT has two employee share ownership trusts which hold BT shares for satisfying awards under the various employee share plans. The trustee of the BT Group Employee Share Investment Plan may invite participants, on whose behalf it holds shares, to direct it how to vote in respect of those shares, and, if there is an offer for the shares or other transaction which would lead to a change of control of BT, participants may direct it to accept the offer or agree to the transaction. In respect of shares held in the BT Group Employee Share Ownership Trust, the trustee abstains from voting those shares. If there is an offer for the shares, the trustee does not have to accept or reject the offer but will have regard to the interests of the participants, may consult them to obtain their views on the offer and may otherwise take the action with respect to the offer it thinks fair.
•	No person holds securities carrying special rights with regard to control of the company.
•	Proxy appointment and voting instructions must be received by the registrars not less than 48 hours before a general meeting (see also page 215).
•	Any amendment of BT’s Articles of Association requires shareholder approval in accordance with legislation in force from time to time.
•	The powers of the directors are determined by UK legislation and the Articles of Association. The directors are authorised to issue and allot shares, and to undertake purchases of BT shares subject to shareholder approval at the AGM.
•	We do not have any agreements with directors providing for compensation for loss of office or employment that occurs because of a takeover. There is similarly no provision for this in standard contracts for employees.
•	We are not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights.

Political donations

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It could cover things like making Members of Parliament and others in the political world aware of key industry issues and matters affecting the company. These activities are important in enhancing their understanding of BT.

The authority for political donations we are requesting at the AGM is not designed to change our policy. It will, however, ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act. During 2014/15, the company’s wholly-owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days at (i) the Conservative party conference in 2014/15 and (ii) (in advance) the Labour party conference in 2015/16. These costs totalled £2,579 (2013/14: £3,000). No loans were made to any political party by any company in the BT group.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Our lines of business	Group performance	Governance	Financial statements	Additional information	135

Shareholders and

Annual General Meeting

Relations with shareholders

The Chief Executive and Group Finance Director, as well as other senior executives, hold meetings with BT’s institutional shareholders and prospective shareholders to discuss BT’s strategy and financial performance. The Chairman also met with major shareholders during the year. All non-executive directors have an invitation to attend investor meetings if they wish.

We commissioned an investor perception study which covered 24 institutional investors based in the UK and overseas. This highlighted broad support for and understanding of our strategy, with investors positive on our track record, particularly on cost transformation. There were no concerns around BT’s corporate governance or Board matters, with the company highly regarded for its communications with the investment community and access to management.

During the course of the year, Tony Ball, as chair of the Remuneration Committee, met with the Investment Management Association to discuss, in particular remuneration issues.

We control contact with institutional investors (and with financial analysts, brokers and the media) through written guidelines to ensure the protection of commercial and inside information that has not already been made generally available to the market.

During the year, we surveyed 10,000 private shareholders selected at random to help us improve our engagement with them. In response to the survey’s findings, we have simplified the steps shareholders take when setting up direct dividend payment. We have continued to include more information on BT’s financial performance, strategy and future plans in our shareholder communications.

We provide the directors with regular reports and other written briefings on shareholders’ and analysts’ views and the Company Secretary notifies directors of changes in the holdings of the principal shareholders. We have procedures to ensure the timely release of inside information and for the publication of financial results and regulatory financial statements. The Disclosure Committee, a committee of senior executives, which is chaired by the Company Secretary, also reviews all significant announcements for accuracy and compliance requirements.

Substantial shareholdings

At 6 May 2015, BT had received notice, under the Financial Conduct Authority’s Disclosure & Transparency Rules, in respect of the following holding of shares:

	Date	Shares	% of total voting rights
Invesco Limited	29 May 2014	389,877,293	4.92%

At 31 March 2015, Invesco’s interest had decreased to 344,766,577 shares representing 4.12% of total voting rights. No requirement to notify the company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may decrease on the transfer of treasury shares for any of the company’s share plans.

In addition to the above, BlackRock Inc holds 603,438,287 shares representing 7.21% of total voting rights and Legal & General holds 287,749,320 shares representing 3.44% of total voting rights.

No changes in these holdings were notified to BT in 2014/15.

Annual General Meeting

Resolutions

We will ask our shareholders to vote on the Annual Report at the AGM and to vote separately on the Report on Directors’ Remuneration.

As part of our policy to involve shareholders fully in the affairs of the company, we give them the opportunity at the AGM to ask questions about BT’s activities. We also give shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. Before the AGM, we will count the proxy votes for and against each resolution, as well as votes withheld, and we will make the results available at the meeting. As at the 2014 AGM, we will take votes on all matters at the 2015 AGM on a poll, except procedural issues. We will count every vote cast, whether in person or by proxy at the meeting. We will post the outcome of voting on the resolutions on our website as soon as possible after the meeting. It is our policy for all directors to attend the AGM if at all possible. While, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairs of the Audit & Risk, Nominating & Governance and Remuneration Committees are at the AGM and are available to answer relevant questions. All the directors attended the 2014 AGM, except Warren East who advised us before joining BT that he would be unable to attend because of a prior commitment abroad.

136	BT Group plc
Annual Report 2015

We set out the 21 resolutions to be proposed at the 2015 AGM on 15 July, together with explanatory notes, in the separate Notice of meeting 2015 which we send to all shareholders who have requested shareholder documents by post. We notify all shareholders of the publication of these documents, which we send out in the most cost-effective way. We aim to give as much notice of our AGM as possible and at least 21 clear days’ notice, as required by our Articles of Association. In practice, we send these documents to shareholders more than 20 working days before the AGM.

We will propose at the AGM resolutions to re-appoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration.

Authority to purchase shares

The authority given at last year’s AGM, held on 16 July 2014, for BT to purchase in the market 792m of its shares, representing 10% of the issued share capital, expires on 15 July 2015. Shareholders will be asked to give a similar authority at the 2015 AGM.

During 2014/15, 25m shares of 5p each were purchased under this authority (0.30% of the share capital) for a consideration of £102m, at an average price of £3.94 per share. During 2014/15, 254m treasury shares were transferred to meet BT’s obligations under our employee share plans. At 6 May 2015, we held a total of 839,000 shares as treasury shares. All of those shares were purchased in an on-market buy back programme from May 2014 to March 2015.

In addition, the BT Group Employee Share Ownership Trust purchased 55m BT shares for a total consideration of £218m, of which 41m shares continued to be held in the Trust at 6 May 2015.

Cross reference to the Strategic Report

As permitted by the Companies Act, we have chosen to include in the Strategic Report the following information (required by law to be included in the Report of the Directors):

•	the final dividend proposed by the Board (page 84);
•	an indication of likely future developments in the business of the company (see the Strategic Report on pages 19 to 92);
•	an indication of our R&D activities (page 34);
•	information about our people (page 30); and
•	information about greenhouse gas emissions (page 40).

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

6 May 2015

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Contact information for shareholders,

institutional investors and industry

analysts is on page

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	137

Financial statements

138	Auditors’ reports – consolidated financial statements
138	United Kingdom opinion
143	United States opinion

144	Group income statement

145	Group statement of comprehensive income

146	Group balance sheet

147	Group statement of changes in equity

148	Group cash flow statement

149	Notes to the consolidated financial statements
	149	Basis of preparation
	149	Critical accounting estimates and key judgements
	150	Significant accounting policies
	155	Segment information
	159	Operating costs
	160	Employees
	160	Audit, audit related and other non-audit services
	161	Specific items
	162	Taxation
	165	Earnings per share
	165	Dividends
	166	Intangible assets
	168	Property, plant and equipment
	169	Business combinations
	169	Programme rights
	169	Trade and other receivables
	170	Trade and other payables
	171	Provisions
	172	Retirement benefit plans
	179	Own shares
	180	Share-based payments
	182	Investments
	183	Cash and cash equivalents
	183	Loans and other borrowings
	186	Finance expense
	187	Financial instruments and risk management
	193	Other reserves
	193	Related party transactions
	194	Financial commitments and contingent liabilities
	194	Subsequent events

195	Auditors’ report – parent company financial statements

196	Financial statements of BT Group plc

199	Subsidiary undertakings

138	BT Group plc
Annual Report 2015

United Kingdom opinion

Independent auditors’ report to the members of BT Group plc

Report on the group financial statements

Our opinion

In our opinion, BT Group plc’s group financial statements (the ‘financial statements’):

•	give a true and fair view of the state of the group’s affairs as at 31 March 2015 and of its profit and cash flows for the year then ended;
•	have been properly prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the financial statements, the group, in addition to applying IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (‘IASB’).

In our opinion, the group financial statements comply with IFRS as issued by the IASB.

What we have audited

BT Group plc’s financial statements comprise:

•	the group balance sheet as at 31 March 2015;
•	the group income statement and group statement of comprehensive income for the year then ended;
•	the group cash flow statement for the year then ended;
•	the group statement of changes in equity for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report & Form 20-F 2015 (the ‘Annual Report’), rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and IFRS as adopted by the European Union.

Our audit approach

Overview

•	Overall group materiality: £120m, which represents 5% of the average of profit before tax for the current year and the previous three years.
•	We conducted full scope audit work at three reporting units – the UK, Italy and Germany.
•	Specific audit procedures were performed in four reporting units based on our risk assessment in France, Ireland, the Netherlands and Spain.
•	The reporting units within our audit scope accounted for over 80% of the group’s revenue and profit before tax.

Our assessment of the risk of material misstatement also informed our views on the areas of particular focus for our work which are listed below:

•	Major contracts in BT Global Services and BT Wholesale
•	Accuracy of revenue due to complex billing systems
•	Pension scheme obligations and unquoted investments in the BT Pension Scheme
•	Regulatory and other provisions
•	Capitalisation practices and asset lives for property, plant and equipment and software intangible assets
•	Recognition and measurement of potential tax exposures and tax assets
•	Assessment of the carrying value of goodwill in BT Global Services

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’).

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as ‘areas of focus’ in the table below. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the financial statements as a whole, and any comments we make on the results of our procedures should be read in this context. This is not a complete list of all risks identified by our audit.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	139

Area of focus	How our audit addressed the area of focus

Major contracts in BT Global Services and BT Wholesale

Refer to page 102 (Audit & Risk Committee Report), page 149, (Note 2 – Critical accounting estimates and key judgements) and page 151

(Note 3 – Significant accounting policies)

We focused on this area as it involves significant judgements in respect of:

•   the determination and timing of recognition of contract profits and the assumptions underpinning the lifetime profitability forecasts for the contracts;

•   completeness and adequacy of provisions against contracts projected to be loss making; and

•   the recoverability of contract-specific assets, including deferred costs and property, plant and equipment.

Our work focused on the contracts in BT Global Services and BT

Wholesale.

We tested a sample of major contracts through the year, focusing our work on those which are material by size or which we otherwise regarded as higher risk because of the nature of the contract or its stage of delivery. In performing this testing we assessed the appropriateness of the assumptions and judgements underpinning the accounting for these major contracts as follows:

•   We evaluated the design and tested the operating effectiveness of controls in respect of the accounting for major contracts.

•   We obtained and read the relevant sections of the contracts agreed between BT and the customer, tested a sample of revenue and cost transactions to supporting evidence of delivery and acceptance and assessed the revenue recognised in the period by comparing it with the contractual terms and actual pattern of delivery of services.

•   We compared the forecast results of each contract to the actual results to assess the performance of the contract and the historical accuracy of forecasting.

We assessed the reasonableness of lifetime profitability forecasts by analysing historical contract performance relative to overall contractual commitments. We challenged directors’ assumptions on the future costs including any forecast savings by assessing the actions required to achieve these forecasts. In determining whether the provisions for loss making contracts are adequate, we considered the results of the above procedures.

We challenged the recoverability of contract-specific assets dedicated to the sampled contracts by examining contractual cover or assessing recoverability against the forecast profitability of the relevant contract.

We considered the accounting adopted to be in line with the group’s accounting policies.

Accuracy of revenue due to complex billing systems

Refer to page 150 (Note 3 – Significant accounting policies) and page 155 (Note 4 – Segment information)

The accuracy of revenue amounts recorded is an inherent industry risk. This is because telecoms billing systems are complex and process large volumes of data with a combination of different products sold and price changes in the year, through a number of different systems.

We evaluated the relevant IT systems and the design of controls, and tested the operating effectiveness of controls over the:

•   capture and recording of revenue transactions;

•   authorisation of rate changes and the input of this information to the billing systems; and

•   calculation of amounts billed to customers.

We also tested a sample of customer bills and checked these to cash received from customers. Our testing included customer bills for consumers, corporate and wholesale customers.

We found no significant exceptions in our controls testing and no material misstatements in our substantive testing.

Pension scheme obligations and unquoted investments in the BT Pension Scheme

Refer to page 102 (Audit & Risk Committee Report), page 150 (Note 2 – Critical accounting estimates and key judgements) and page 172 (Note 19 – Retirement benefit plans)

We focused on this area because the valuation of the BT Pension Scheme obligations (£50.7bn) and unquoted investments (£16.6bn) require the use of estimates and significant judgement, and a small change in the assumptions can have a material impact on the financial statements.

We evaluated the design and tested the operating effectiveness of controls in respect of the determination of the pension scheme obligations.

We assessed and challenged the reasonableness of actuarial assumptions used in valuing the pension scheme obligations.

The assumptions used (as set out in note 19) are consistent with our internally developed benchmarks. We tested underlying inputs used in determining the obligations.

The pension assets include significant unquoted pension asset investments. We tested the existence of the unquoted investments and we tested the valuation of these investments on a sample basis. Specifically:

•   For property assets, we tested internal controls at the property fund manager and obtained valuation reports prepared by third party specialist valuers. We assessed the methods and assumptions used by the valuers.

•   For direct investments, the valuations of the investments are derived from discounted cash flow models. We assessed the assumptions used in the valuations by checking that the assumptions used were consistent with our internally developed range of discount rates, by comparing the cash flows to historical results and considering the impact of other external information. We tested the accuracy of the calculations and assessed whether the assumptions used were in line with other market participants and reflected the particular status of the investment shareholding.

•   For other unquoted investments, we obtained confirmations from the custodians and the investment managers.

For all testing performed we also agreed that the values were reflected in the financial statements.

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Annual Report 2015

Area of focus	How our audit addressed the area of focus

Regulatory and other provisions

Refer to page 102 (Audit & Risk Committee Report), page 150 (Note 2 – Critical accounting estimates and key judgements) and page 171 (Note 18 – Provisions)

The group has provisions of £564m relating to restructuring, property and other (comprising litigation, regulatory risks and insurance claims). Provisions are based on judgements and estimates made by the directors. In particular, the current telecoms regulatory environment has seen an increased frequency and magnitude of matters brought to Ofcom and the Competition Appeal Tribunal in the UK in recent years.

For regulatory provisions, we read correspondence and pronouncements from Ofcom and the Competition Appeal Tribunal. We held discussions with management to understand the risk associated with historical transactions where there is not yet a formal dispute but there is a known risk of dispute.

For property provisions we assessed the key assumptions (primarily the discount rate and the underlying cash flows) applied by the directors.

For legal provisions, we held discussions with the group’s general counsel and head of litigation, read the summary of litigation matters provided by management and discussed each of the material cases noted in the report to determine the group’s assessment of the likelihood and magnitude of any liability that may arise. Where appropriate and relevant, we examined correspondence connected with the cases, including external legal advice.

For all provisions we tested the calculation of the provisions, assessed the assumptions (including with third party data where available), and assessed the judgements against historical trends. From the evidence obtained, we considered the directors’ judgements on the level of provisioning to be appropriate in the context of materiality.

Capitalisation practices and asset lives for property, plant and equipment and software intangible assets

Refer to page 102 (Audit & Risk Committee Report), page 150 (Note 2 – Critical accounting estimates and key judgements) and page 168 (Note 13 – Property, plant and equipment)

Capitalisation of costs and the useful lives assigned to assets are areas of significant judgement by the directors.

There are two main risks that we addressed in our audit:

•   the risk that amounts being capitalised do not meet capitalisation criteria; and

•   the risk that the useful economic lives assigned to assets are inappropriate.

Our work also focused on the capitalisation of costs for broadband deployment under the BDUK programme and the recognition of the associated capital grants.

We evaluated the design and tested the operating effectiveness of controls around the property, plant and equipment cycle and software intangible assets cycle, including the controls over whether engineering (labour) activity is capital or operating in nature. We determined that the effective operation of the controls provided us with audit evidence in respect of the capitalisation practices.

We assessed the nature of costs incurred in capital projects through testing of amounts recorded and assessing whether the description of the expenditure met capitalisation criteria. We found no material misstatements from our testing.

We tested the controls over the annual review of asset lives.

In addition, we tested whether the directors’ decisions on asset lives are appropriate by considering our knowledge of the business and practice in the wider telecoms industry. We also tested whether approved asset life changes were appropriately applied prospectively to the fixed asset register. We found that the asset lives were consistent with those commonly used in the industry and appropriately reflected technological developments.

We assessed the key assumptions (primarily the forecast level of end users) applied by the directors to calculate the level of capital grants attributable to superfast broadband deployment in rural areas and we tested the calculation of the accrual based on these assumptions and the current level of capital investment. From the evidence obtained, we considered the level of grant recognition, to be appropriate in the context of materiality.

Recognition and measurement of potential tax exposures and tax assets

Refer to page 102 (Audit & Risk Committee Report), page 150 (Note 2 – Critical accounting estimates and key judgements) and page 162 (Note 9 – Taxation)

We focused on this area due to the judgements required in determining the group’s effective tax rate, specifically in relation to the recognition of tax exposures and potential deferred tax assets.

We assessed and evaluated management’s rationale in relation to the level of tax provisions. We considered the status of recent and current tax audits and enquiries, the results of previous claims and changes to the tax environments. We utilised our specialist tax knowledge and experience of similar situations elsewhere to examine tax planning arrangements and assess management’s judgements.

In the calculation of deferred tax assets, we evaluated the amount of tax losses recognised in light of future projected profitability of the relevant subsidiary companies.

From the evidence obtained, we considered the level of provisioning and the deferred tax recognition to be appropriate in the context of materiality.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	141

Area of focus	How our audit addressed the area of focus

Assessment of the carrying value of goodwill in BT Global Services

Refer to page 102 (Audit & Risk Committee Report), page 150 (Note 2 – Critical accounting estimates and key judgements) and page 166 (Note 12 – Intangible assets)

As at 31 March 2015, goodwill relating to the BT Global Services cash generating unit (CGU) amounted to £1,096m out of a total goodwill balance of £1,396m. The directors have prepared an impairment assessment that is based on a value in use calculation of the BT Global Services CGU.

We focused on the impairment assessment for BT Global Services as the assessment is sensitive to changes in assumptions (in particular the long term growth rate, the discount rate and the assumptions underlying future operating cash flows).

We agreed the cash flow forecasts used in the impairment model to Board approved forecasts. We considered the directors’ expectations in respect of material contract activity (including new business and contract renewals) and planned operational improvements and whether these were appropriately reflected in the cash flow forecasts.

We compared actual historical cash flow results for the BT Global Services CGU with previous forecasts and determined whether any differences fall within an acceptable range.

We independently calculated a weighted average cost of capital by making reference to market data and verified the long term growth rate to market data.

We assessed the sufficiency of the sensitivity analysis performed by the directors and performed further sensitivity analyses, primarily focused on changes in operating cash flows.

We considered the disclosures in note 12 of the financial statements and assessed them as appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the geographical structure of the group, the accounting processes and controls, and the industry in which the group operates.

The group’s accounting process is structured around a finance function in each of the reporting units. These are responsible for their own accounting records and controls and report to the head office finance team in London through an integrated consolidation system.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at reporting units by us, as the group engagement team, or component auditors from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting units to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the group financial statements as a whole.

For three reporting units (UK, Italy and Germany), an audit of the complete financial information was performed. In a further four reporting units, specific audit procedures on revenue and receivables, purchases and payables, cash and provisions were performed. This, together with additional procedures performed on centralised functions and at the group level, gave us the evidence we needed for our opinion on the consolidated financial statements as a whole.

The group engagement team performed the audit of the UK reporting unit. The group team visited Italy and Germany and conference calls were held with these teams on a regular basis. The group engagement team was also involved in the audits of the four reporting units for which specific audit procedures were performed through a combination of visits and conference calls.

The reporting units within the scope of our group audit procedures accounted for over 80% of the group’s revenue and profit before tax.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	£120m (2013/14: £110m)

How we determined it	Average of 5% of profit before tax for the current year and the previous three years.

Rationale for benchmark applied	We used an average of profit before tax for the current year and previous three years to reduce volatility in the measure year on year.

We agreed with the Audit & Risk Committee that we would report to them misstatements identified during our audit above £5m (2013/14: £5m) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Going concern

Under the Listing Rules we are required to review the directors’ statement, set out on page 130, in relation to going concern. We have nothing to report having performed our review.

As noted in the directors’ statement, the directors have concluded that it is appropriate to prepare the financial statements using the going concern basis of accounting. The going concern basis presumes that the group has adequate resources to remain in operation, and that the directors intend it to do so, for at least one year from the date the financial statements were signed. As part of our audit we have concluded that the directors’ use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee as to the group’s ability to continue as a going concern.

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Annual Report 2015

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under ISAs (UK & Ireland) we are required to report to you if, in our opinion:

•   information in the Annual Report is:

–  materially inconsistent with the information in the audited financial statements; or

–  apparently materially incorrect based on, or materially inconsistent with, our knowledge of the group acquired in the course of performing our audit; or

–  otherwise misleading.

We have no exceptions to report arising from this responsibility.

•   the statement given by the directors on page 130, in accordance with provision C.1.1 of the UK Corporate Governance Code (‘the Code’), that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the group’s performance, business model and strategy is materially inconsistent with our knowledge of the group acquired in the course of performing our audit.

We have no exceptions to report arising from this responsibility.

•   the section of the Annual Report on page 101, as required by provision C.3.8 of the Code, describing the work of the Audit & Risk Committee does not appropriately address matters communicated by us to the Audit & Risk Committee.

We have no exceptions to report arising from this responsibility.

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Corporate governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance Statement relating to the company’s compliance with ten provisions of the UK Corporate Governance Code. We have nothing to report having performed our review.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 130, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the company financial statements of BT Group plc for the year ended 31 March 2015 and on the information in the Report on Directors’ Remuneration that is described as having been audited.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

6 May 2015

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	143

United States opinion

Report of independent registered public accounting firm to the Board of directors and shareholders of BT Group plc (the ‘company’)

In our opinion, the accompanying group balance sheets and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2015 and 31 March 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2015, based on criteria established in the Turnbull Guidance.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in the Report of the Directors, General information, of the BT Group plc Annual Report & Form 20-F 2015.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

6 May 2015

144	BT Group plc
Annual Report 2015

Group income statement

Year ended 31 March 2015	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	17,851	128	17,979
Operating costs	5	(14,118)	(381)	(14,499)
Operating profit (loss)	4	3,733	(253)	3,480
Finance expense	25	(577)	(299)	(876)
Finance income		17	–	17
Net finance expense		(560)	(299)	(859)
Share of post tax loss of associates and joint ventures		(1)	–	(1)
Profit on disposal of interest in associates and joint ventures	8	–	25	25
Profit (loss) before taxation		3,172	(527)	2,645
Taxation	9	(631)	121	(510)
Profit (loss) for the year		2,541	(406)	2,135
Earnings per share	10
Basic				26.5p
Diluted				26.1p

Year ended 31 March 2014	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	18,287	–	18,287
Operating costs	5	(14,866)	(276)	(15,142)
Operating profit (loss)	4	3,421	(276)	3,145
Finance expense	25	(603)	(235)	(838)
Finance income		12	–	12
Net finance expense		(591)	(235)	(826)
Share of post tax loss of associates and joint ventures		(3)	–	(3)
Loss on disposal of interest in associates and joint ventures	8	–	(4)	(4)
Profit (loss) before taxation		2,827	(515)	2,312
Taxation	9	(613)	319	(294)
Profit (loss) for the year		2,214	(196)	2,018
Earnings per share	10
Basic				25.7p
Diluted				24.5p

[a]	For a definition of specific items, see page 202. An analysis of specific items is provided in note 8.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	145

Group income statement

Year ended 31 March 2013	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	18,339	(236)	18,103
Operating costs	5	(15,039)	(116)	(15,155)
Operating profit (loss)	4	3,300	(352)	2,948
Finance expense	25	(666)	(119)	(785)
Finance income		13	–	13
Net finance expense		(653)	(119)	(772)
Share of post tax profit of associates and joint ventures		9	–	9
Profit on disposal of interest in associates and joint ventures	8	–	130	130
Profit (loss) before taxation		2,656	(341)	2,315
Taxation	9	(597)	230	(367)
Profit (loss) for the year		2,059	(111)	1,948
Earnings per share	10
Basic				24.8p
Diluted				23.7p

[a]	For a definition of specific items, see page 202. An analysis of specific items is provided in note 8.

Group statement of comprehensive income

Year ended 31 March	Notes	2015 £m	2014 £m	2013 £m

Profit for the year		2,135	2,018	1,948
Other comprehensive (loss) income
Items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	19	(1,051)	(1,179)	(3,569)
Tax on actuarial losses	9	208	16	762

Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	27	5	(176)	59
Fair value movements on available-for-sale assets	27	7	(27)	14
Fair value movements on cash flow hedges:
– net fair value gains (losses)	27	207	(528)	105
– recognised in income and expense	27	(218)	384	(168)
Tax on components of other comprehensive income that may be reclassified	9, 27	37	4	24
Other comprehensive loss for the year, net of tax		(805)	(1,506)	(2,773)
Total comprehensive income (loss) for the year		1,330	512	(825)

146	BT Group plc
Annual Report 2015

Group balance sheet

At 31 March	Notes	2015 £m	2014 £m

Non-current assets
Intangible assets	12	3,170	3,087
Property, plant and equipment	13	13,505	13,840
Derivative financial instruments	26	1,232	539
Investments	22	44	34
Associates and joint ventures		26	18
Trade and other receivables	16	184	214
Deferred tax assets	9	1,559	1,460
		19,720	19,192

Current assets
Programme rights	15	118	108
Inventories		94	82
Trade and other receivables	16	3,140	2,907
Current tax receivable		65	26
Derivative financial instruments	26	97	114
Investments	22	3,523	1,774
Cash and cash equivalents	23	434	695
		7,471	5,706

Current liabilities
Loans and other borrowings	24	1,900	1,873
Derivative financial instruments	26	168	139
Trade and other payables	17	5,276	5,261
Current tax liabilities		222	315
Provisions	18	142	99
		7,708	7,687
Total assets less current liabilities		19,483	17,211

Non-current liabilities
Loans and other borrowings	24	7,868	7,941
Derivative financial instruments	26	927	679
Retirement benefit obligations	19	7,583	7,022
Other payables	17	927	898
Deferred tax liabilities	9	948	829
Provisions	18	422	434
		18,675	17,803

Equity
Ordinary shares		419	408
Share premium		1,051	62
Own shares	20	(165)	(829)
Other reserves	27	1,485	1,447
Retained loss		(1,982)	(1,680)
Total equity (deficit)		808	(592)
		19,483	17,211

The consolidated financial statements on pages 144 to 194 and 199 were approved by the Board of Directors on 6 May 2015 and were signed on its behalf by:

Sir Michael Rake

Chairman

Gavin Patterson

Chief Executive

Tony Chanmugam

Group Finance Director

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	147

Group statement of changes in equity

	Notes	Share capital £m	[a]	Share premium £m	[b]	Own shares £m [c]	Other reserves £m [d]	Retained (loss) earnings £m	Total equity (deficit) £m
At 1 April 2012		408		62		(1,018)	1,756	100	1,308
Profit for the year		–		–		–	–	1,948	1,948
Other comprehensive income (loss) – before tax		–		–		–	178	(3,569)	(3,391)
Tax on other comprehensive income (loss)	9	–		–		–	24	762	786
Transferred to the income statement		–		–		–	(168)	–	(168)
Total comprehensive income (loss) for the year		–		–		–	34	(859)	(825)
Dividends to shareholders	11	–		–		–	–	(684)	(684)
Share-based payments	21	–		–		–	–	64	64
Tax on share-based payments	9	–		–		–	–	68	68
Net buyback of own shares	20	–		–		186	–	(379)	(193)
At 1 April 2013		408		62		(832)	1,790	(1,690)	(262)
Profit for the year		–		–		–	–	2,018	2,018
Other comprehensive loss – before tax		–		–		–	(731)	(1,179)	(1,910)
Tax on other comprehensive loss	9	–		–		–	4	16	20
Transferred to the income statement		–		–		–	384	–	384
Total comprehensive (loss) income for the year		–		–		–	(343)	855	512
Dividends to shareholders	11	–		–		–	–	(781)	(781)
Share-based payments	21	–		–		–	–	60	60
Tax on share-based payments	9	–		–		–	–	106	106
Net buyback of own shares	20	–		–		3	–	(230)	(227)
At 1 April 2014		408		62		(829)	1,447	(1,680)	(592)
Profit for the year		–		–		–	–	2,135	2,135
Other comprehensive gain (loss) – before tax		–		–		–	219	(1,051)	(832)
Tax on other comprehensive gain (loss)	9	–		–		–	37	208	245
Transferred to the income statement		–		–		–	(218)	–	(218)
Total comprehensive income for the year		–		–		–	38	1,292	1,330
Issue of new shares[e]		11		989		–	–	–	1,000
Dividends to shareholders	11	–		–		–	–	(925)	(925)
Share-based payments	21	–		–		–	–	70	70
Tax on share-based payments	9	–		–		–	–	54	54
Net buyback of own shares	20	–		–		664	–	(783)	(119)
Other movements		–		–		–	–	(10)	(10)
At 31 March 2015		419		1,051		(165)	1,485	(1,982)	808

[a]	The allotted, called up, and fully paid ordinary share capital of BT Group plc at 31 March 2015 was £419m comprising 8,373,227,252 (2014: £408m comprising 8,151,227,029) ordinary shares of 5p each.
[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of own shares, see note 20.
[d]	For further analysis of other reserves, see note 27.
[e]	On 12 February 2015, the company issued 222,000,223 ordinary shares of 5p at 455p per share, raising £1,000m net of issue costs. Share capital increased by £11m and share premium by £989m.

148	BT Group plc
Annual Report 2015

Group cash flow statement

Year ended 31 March	Note	2015 £m	2014 £m	2013 £m

Cash flow from operating activities
Profit before taxation		2,645	2,312	2,315
(Profit) loss on disposal of interest in associates and joint ventures		(25)	4	(130)
Share of post tax loss (profit) of associates and joint ventures		1	3	(9)
Net finance expense		859	826	772
Operating profit		3,480	3,145	2,948
Other non-cash charges		(19)	39	56
Loss (profit) on disposal of businesses		1	–	(7)
Depreciation and amortisation		2,538	2,695	2,843
(Increase) decrease in inventories		(13)	16	3
(Increase) decrease in trade and other receivables		(137)	(259)	454
Decrease in trade and other payables		(37)	(159)	(459)
Decrease in other liabilities[a]		(727)	(234)	(281)
Increase (decrease) in provisions		19	(100)	(198)
Cash generated from operations[b]		5,105	5,143	5,359
Income taxes paid		(309)	(347)	(64)
Net cash inflow from operating activities		4,796	4,796	5,295

Cash flow from investing activities
Interest received		10	6	9
Proceeds on disposal of subsidiaries[c], associates and joint ventures		26	2	287
Acquisition of subsidiaries[c] and joint ventures		(16)	(24)	(65)
Proceeds on disposal of current financial assets[d]		8,124	7,531	8,856
Purchases of current financial assets[d]		(9,898)	(8,773)	(8,875)
Proceeds on disposal of non-current asset investments		8	4	4
Proceeds on disposal of property, plant and equipment		100	10	43
Purchases of property, plant and equipment and software		(2,418)	(2,356)	(2,481)
Purchases of telecommunications licences		–	–	(202)
Net cash outflow from investing activities		(4,064)	(3,600)	(2,424)

Cash flow from financing activities
Equity dividends paid		(924)	(778)	(683)
Interest paid		(590)	(614)	(701)
Repayment of borrowings[e]		(1,166)	(339)	(1,678)
Net (repayment of) proceeds from commercial paper		(338)	(420)	153
Proceeds from bank loans and bonds		812	1,195	798
Cash flows from derivatives related to net debt		297	(209)	33
Proceeds from issue of own shares		1,201	75	109
Repurchase of ordinary share capital		(320)	(302)	(302)
Net cash used in financing activities		(1,028)	(1,392)	(2,271)
Net (decrease) increase in cash and cash equivalents		(296)	(196)	600
Opening cash and cash equivalents[f]		684	919	323
Net (decrease) increase in cash and cash equivalents		(296)	(196)	600
Effect of exchange rate changes		19	(39)	(4)
Closing cash and cash equivalents[f]	23	407	684	919

[a]	Includes pension deficit payments of £876m (2013/14: £325m, 2012/13: £325m).
[b]	Includes cash flows relating to TV programme rights.
[c]	Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of.
[d]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[e]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[f]	Net of bank overdrafts of £27m (2013/14: £11m, 2012/13: £5m).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	149

Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB). The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of BT Group plc, the parent company.

Reorganisation

From 1 April 2014 BT Conferencing has moved from BT Business into BT Global Services. This simplifies the way we provide integrated collaboration solutions to our global customers. BT Security has moved from our central group functions within Other into BT Global Services. Security is of increasing importance to our customers, and we believe that this move helps us better compete in the market and take full advantage of global opportunities.

In order to present historical information on a consistent basis, we have revised comparatives for the years ended 31 March 2014 and 31 March 2013 in BT Global Services, BT Business and Other. There is no impact on the total group results. The net assets (including goodwill) have been reallocated to the appropriate cash generating units to reflect this reorganisation (see note 12). The overall impact on the lines of business is disclosed in note 4.

New and amended accounting standards adopted with no significant impact on the group

The following new and amended accounting standards adopted during the year did not have any significant impact on the group.

–	IAS 32 ‘Financial Instruments, Presentation Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32’
–	IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’
–	IAS 36 ‘Recoverable Amount Disclosures for Non-financial Assets – Amendments to IAS 36’.

New and amended accounting standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 January 2015 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and is expected to be effective for periods beginning on or after 1 January 2017, subject to consultation on potential deferral by one year and endorsement by the EU.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling basis, based on a five-step model.

The group is in the process of quantifying the impact of this standard.

IFRS 9 ‘Financial Instruments’

IFRS 9 was published in July 2014 and will be effective for periods beginning on or after 1 January 2018 subject to endorsement by the EU. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and de-recognition of financial assets and financial liabilities together with a new hedge accounting model.

The group is in the process of quantifying the impact of the new standard.

There are no other standards or interpretations issued but not yet effective we expect to have a material impact on the group.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 8.

2. Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

–	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.
–	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.
–	The status of commercial relations with customers and the implication for future revenue and cost projections.
–	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 16.

150	BT Group plc
Annual Report 2015

2. Critical accounting estimates and key judgements continued

Pension obligations

BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 306,500 people over a period of more than 80 years. The accounting cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2015, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2015, and of the income statement operating charge in 2015/16 to changes in these assumptions are disclosed in note 19.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group.

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2014 had no significant impact in aggregate on the results for the year ended 31 March 2015.

The carrying values of software and property, plant and equipment are disclosed in notes 12 and 13. The useful lives applied to the principal categories of assets are disclosed on page 152.

Provisions and contingent liabilities

As disclosed in note 18, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims, litigation and regulatory risks.

Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercise judgement in measuring the exposures to contingent liabilities (see note 29) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. The group uses management’s expectations of future revenue growth, operating costs, and profit margins to determine the extent to which future taxable profits will be generated against which to consume the deferred tax assets.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 146. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 9.

Goodwill

The recoverable amount of cash generating units (CGUs) has been determined based on value-in-use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 12.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 16.

3. Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communications services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised on a straight-line basis over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

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3. Significant accounting policies continued

Long-term contractual arrangements

Revenue from long-term contractual arrangements including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.

Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the Operating Committee, as detailed on page 26, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO).

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue.

The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement, supply chain and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant line of business’ results and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 149.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them. Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates to the underlying operating cash flow by eliminating depreciation and amortisation. It also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

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3. Significant accounting policies continued

The lives assigned to principal categories of assets are as follows:

Land and buildings
– Freehold buildings	40 years
– Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure
Transmission equipment
– Duct	40 years
– Cable	3 to 25 years
– Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
– Motor vehicles	2 to 9 years
– Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

– Computer software	2 to 10 years
– Telecommunications licences	2 to 20 years
– Customer relationships and brands	5 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 29. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out on page 153. Related cash outflows are classified as operating cash flows in the cash flow statement.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

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3. Significant accounting policies continued

Basis of consolidation

The group financial statements consolidate the financial statements of BT Group plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control.

Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Business combinations

On acquisition of a subsidiary, purchase consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to future expenditure are recognised as payments received in advance within Other payables.

Once a government grant is recognised, any related contingent liability or contingent asset is treated in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Own shares

Own shares represent the shares of the parent company BT Group plc that are held in treasury or by employee share ownership trusts. Own shares are recorded at cost and deducted from equity. When shares vest unconditionally or are cancelled they are transferred from the own shares reserve to retained earnings at their weighted average cost.

Share-based payments

The group operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of the group. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement

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3. Significant accounting policies continued

for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing all previously recognised charges) in the year in which they lapse or are forfeited.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Available-for-sale investments

Liquid and other investments are classified as available-for-sale investments and are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction. On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are re-classified to the income statement. Dividends on equity investments are recognised in the income statement when the group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Financial assets and liabilities at fair value through profit or loss

All of the group’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

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4. Segment information

The definition of the group’s operating and reportable segments is provided on page 151.

From 1 April 2014 BT Conferencing and BT Security have moved into BT Global Services, from BT Business and our central group functions within Other, respectively. This simplifies the way we provide integrated collaboration solutions to our global customers, better compete in the market and take full advantage of global opportunities. Comparative results for BT Global Services, BT Business and Other and intra-group items have been restated to be presented on a consistent basis.

The impact on the line of business results for year ended 31 March 2014 was to increase revenue, EBITDA and operating profit in BT Global Services by £228m, £109m and £99m (2012/13: £222m, £118m and £109m) and to reduce revenue, EBITDA and operating profit in BT Business by £296m, £96m and £87m (2012/13: £296m, £107m and £95m). Within Other, central group functions revenue, EBITDA and operating profit reduced by £65m, £13m and £12m (2012/13: £47m, £11m and £14m). Intra-group eliminations on revenue decreased by £133m (2012/13: £121m).

These organisational changes do not impact the results of BT Consumer, BT Wholesale or Openreach and there is no impact on the total group results, balance sheet or cash flows.

Information regarding the results of each reportable segment is provided below.

Segment revenue and profit

Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	6,779	3,145	4,285	2,157	5,011	74	21,451
Internal revenue	(29)	(399)	(62)	–	(3,064)	(46)	(3,600)
Revenue from external customers[a]	6,750	2,746	4,223	2,157	1,947	28	17,851
EBITDA[b]	1,047	1,041	1,031	561	2,600	(9)	6,271
Depreciation and amortisation	(519)	(180)	(218)	(224)	(1,348)	(49)	(2,538)
Operating profit (loss)[a]	528	861	813	337	1,252	(58)	3,733

Specific items (note 8)							(253)
Operating profit							3,480
Net finance expense[c]							(859)
Share of post tax loss of associates and joint ventures							(1)
Profit on disposal of interest in associates and joint ventures							25
Profit before tax							2,645

Year ended 31 March 2014 (Restatedd)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	7,269	3,213	4,019	2,422	5,061	82	22,066
Internal revenue	(31)	(415)	(49)	–	(3,239)	(45)	(3,779)
Revenue from external customers	7,238	2,798	3,970	2,422	1,822	37	18,287
EBITDA[b]	1,041	1,002	833	614	2,601	25	6,116
Depreciation and amortisation	(616)	(197)	(219)	(245)	(1,406)	(12)	(2,695)
Operating profit[a]	425	805	614	369	1,195	13	3,421

Specific items (note 8)							(276)
Operating profit							3,145
Net finance expense[c]							(826)
Share of post tax loss of associates and joint ventures							(3)
Loss on disposal of interest in associates and joint ventures							(4)
Profit before tax							2,312

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 202 to 204.
[c]	Net finance expense includes specific item expense of £299m (2013/14: £235m, 2012/13: £119m). See note 8.
[d]	Restated, see above.

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4. Segment information continued

Year ended 31 March 2013 (Restatedd)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	7,392	3,220	3,846	2,608	5,115	54	22,235
Internal revenue	(35)	(423)	(44)	–	(3,368)	(26)	(3,896)
Revenue from external customers[a]	7,357	2,797	3,802	2,608	1,747	28	18,339
EBITDA[b]	950	940	968	620	2,642	23	6,143
Depreciation and amortisation	(634)	(233)	(248)	(254)	(1,428)	(46)	(2,843)
Operating profit (loss)[a]	316	707	720	366	1,214	(23)	3,300

Specific items (note 8)							(352)
Operating profit							2,948
Net finance expense[c]							(772)
Share of post tax profit of associates and joint ventures							9
Profit on disposal of interest in associates and joint ventures							1 30
Profit before tax							2,315

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 202 to 204.
[c]	Net finance expense includes specific item expense of £299m (2013/14: £235m, 2012/13: £119m). See note 8.
[d]	Restated, see above.

Internal revenue and costs

Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability can be impacted by transfer pricing levels.

BT Wholesale does not generate internal revenue from the other lines of business. The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. Internal revenue in BT Business relates primarily to IT services and BT Ireland. Internal revenue arising in BT Consumer relates primarily to employee broadband and wi-fi services. Internal revenue in BT Global Services relates primarily to conferencing services.

	Internal cost recorded by
Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Global Services	–	29	–	–	–	–	29
BT Business	241	–	62	94	1	1	399
BT Consumer	20	22	–	2	–	18	62
BT Wholesale	–	–	–	–	–	–	–
Openreach	187	306	939	242	–	1,390	3,064
Other	–	–	–	–	46	–	46
Total	448	357	1,001	338	47	1,409	3,600

	Internal cost recorded by
Year ended 31 March 2014 (Restateda)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Global Services	–	31	–	–	–	–	31
BT Business	247	–	47	120	1	–	415
BT Consumer	13	18	–	3	–	15	49
BT Wholesale	–	–	–	–	–	–	–
Openreach	198	333	1,021	275	–	1,412	3,239
Other	–	–	3	–	42	–	45
Total	458	382	1,071	398	43	1,427	3,779

[a]	Restated, see above.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	157

4. Segment information continued

	Internal cost recorded by
Year ended 31 March 2013	BT Global Services £m	[a]	BT Business £m	[a]	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	[a]	Total £m

Internal revenue recorded by
BT Global Services[a]	–		35		–	–	–	–		35
BT Business[a]	247		–		55	110	3	8		423
BT Consumer	11		9		–	8	–	16		44
BT Wholesale	–		–		–	–	–	–		–
Openreach	198		386		1,097	275	–	1,412		3,368
Other[a]	–		–		5	–	21	–		26
Total	456		430		1,157	393	24	1,436		3,896

[a]	Restated, see above.

Revenue by products and services

Year ended 31 March	2015 £m	2014 £m	[a]	2013 £m	[a]

ICT and managed networks	6,493	6,608		6,515
Broadband, TV and convergence	3,540	3,205		2,906
Calls and lines and connectivity	5,969	6,064		6,358
Transit	555	697		869
Other products and services	1,294	1,713		1,691
Revenue[b]	17,851	18,287		18,339

[a]	Restated to present prior period information on a consistent basis. The impact in 2013/14 was to decrease ICT and managed networks revenue by £88m (2012/13: £103m), increase Broadband, TV and convergence revenue by £167m (2012/13: £167m) and decrease other products and services revenue by £79m (2012/13: £64m).
[b]	Before specific items.

Capital expenditure

Year ended 31 March 2015	BT Global Services £m		BT Business £m		BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m		Total £m

Intangible assets	220		31		85	80	55	90		561
Property, plant and equipment	248		156		122	130	1,027	82		1,765
Capital expenditure[a]	468		187		207	210	1,082	172		2,326

Year ended 31 March 2014	BT Global Services £m	[b]	BT Business £m	[b]	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	[b]	Total £m

Intangible assets	172		18		44	78	74	121		507
Property, plant and equipment	344		109		167	166	975	78		1,839
Capital expenditure[a]	516		127		211	244	1,049	199		2,346

[a]	Net of government grants.
[b]	Restated, see note 1 and above.

158	BT Group plc
Annual Report 2015

4. Segment information continued

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.

Revenue from external customers

Year ended 31 March	2015 £m	2014 £m	2013 £m

UK	13,827	14,084	14,152
Europe, Middle East and Africa, excluding the UK	2,328	2,585	2,604
Americas	1,115	1,074	1,057
Asia Pacific	581	544	526
Revenue[a]	17,851	18,287	18,339
[a] Before specific items.

Non-current assets

At 31 March		2015 £m	2014 £m

UK		13,977	14,318
Europe, Middle East and Africa, excluding the UK		2,184	2,322
Americas		555	451
Asia Pacific		169	68
Non-current assets		16,885	17,159

Non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	159

5. Operating costs

Year ended 31 March	Notes	2015 £m	2014 £m	2013 £m

Operating costs by nature
Staff costs:
Wages and salaries		3,574	3,736	3,879
Social security costs		440	444	443
Other pension costs	19	467	463	399
Share-based payment expense	21	70	60	64
Total staff costs		4,551	4,703	4,785
Own work capitalised		(691)	(600)	(620)
Net staff costs		3,860	4,103	4,165
Net indirect labour costs[a]		324	452	499
Net labour costs		4,184	4,555	4,664
Payments to telecommunications operators		2,144	2,472	2,677
Property and energy costs		968	959	1,022
Network operating and IT costs		605	591	587
TV programme rights charges		330	203	–
Other operating costs		3,573	3,672	3,552
Other operating income		(224)	(281)	(306)
Depreciation of property, plant and equipment
Owned assets	13	1,997	2,090	2,175
Held under finance leases	13	11	22	19
Amortisation of intangible assets	12	530	583	649
Total operating costs before specific items		14,118	14,866	15,039
Specific items	8	381	276	116
Total operating costs		14,499	15,142	15,155
Operating costs before specific items include the following:
Leaver costs[b]		8	14	58
Research and development expenditure[c]		662	739	829
Operating lease charges		388	390	423
Foreign currency gains		(1)	(2)	(5)
Government grants		(7)	(10)	(1)

[a]	Net of capitalised indirect labour costs of £451m (2013/14: £396m, 2012/13: £346m).
[b]	Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £237m (2013/14: £175m, 2012/13: £113m) associated with restructuring, which have been recorded as a specific item.
[c]	Research and development expenditure reported in the income statement, includes amortisation of £490m (2013/14: £482m, 2012/13: £550m) in respect of internally developed computer software and operating expenses of £172m (2013/14: £257m, 2012/13: £279m). In addition, the group capitalised software development costs of £330m (2013/14: £273m, 2012/13: £265m).

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2015 £m	2014 £m	2013 £m

Short-term employee benefits	9.7	11.1	10.5
Post employment benefits	1.1	1.0	1.1
Share-based payments	5.7	6.4	6.0
Termination benefits	0.5	–	–
	17.0	18.5	17.6

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors’ Remuneration (see pages 111 to 129), which forms part of the consolidated financial statements.

160	BT Group plc
Annual Report 2015

6. Employees

	2015		2014		2013
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

UK	70.9	72.2	72.2	72.7	73.2	74.1
Non-UK	17.6	16.5	15.6	15.1	14.7	15.0
Total employees	88.5	88.7	87.8	87.8	87.9	89.1

	2015		2014[b]		2013[b]
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

BT Global Services	18.1	19.2	22.7	22.1	21.4	22.0
BT Business	8.0	8.6	8.7	8.9	8.0	8.4
BT Consumer	6.2	6.0	6.0	6.2	6.6	6.4
BT Wholesale	1.5	1.7	1.8	1.8	2.0	1.4
Openreach	32.7	32.4	31.6	31.5	30.4	30.4
Other	22.0	20.8	17.0	17.3	19.5	20.5
Total employees	88.5	88.7	87.8	87.8	87.9	89.1

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	Restated to reflect our internal reorganisation (see note 1).

7. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2015 £000	2014 £000	2013 £000

Fees payable to the company’s auditors and its associates for:

Audit services[a]
The audit of parent company and consolidated financial statements	2,925	2,619	2,674
The audit of the company’s subsidiaries	4,809	5,355	5,284
	7,734	7,974	7,958

Audit related assurance services[b]	1,639	1,573	1,313

Other non-audit services
Taxation compliance services[c]	350	260	472
Taxation advisory services[d]	401	371	370
All other assurance services[e]	3,199	180	166
All other services[f]	570	829	933
	4,520	1,640	1,941
Total services	13,893	11,187	11,212

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by the appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration and the issue of a Euro medium term note which took place during the year.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	All other assurance services include fees payable to PricewaterhouseCoopers LLP as Reporting Accountants in relation to the shareholder circular, which was issued on 1 April 2015 in connection with the proposed acquisition of EE.
[f]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2015 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £2,481,000 (2013/14: £1,363,000, 2012/13: £1,395,000) in respect of the following services: audit of financial statements of associates £265,000 (2013/14: £220,000, 2012/13: £155,000); audit-related assurance services £10,000 (2013/14: £nil, 2012/13: £nil); taxation compliance services £374,000 (2013/14: £103,000, 2012/13: £123,000); taxation advisory services £227,000 (2013/14: £118,000, 2012/13: £95,000); and other non-audit services of £1,605,000 (2013/14: £922,000, 2012/13: £1,022,000).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	161

8. Specific items

Year ended 31 March	2015 £m	2014 £m	2013 £m

Revenue
Retrospective regulatory rulings	(128)	–	236
Operating costs Restructuring charges	315	276	204
Property rationalisation costs	45	–	–
Profit on disposal of property	(67)	–	–
Profit on disposal of businesses	(6)	–	(7)
Retrospective regulatory matters	75	–	(142)
EE related acquisition costs	19	–	–
Impairment charges	–	–	18
Provisions for claims	–	–	43
	381	276	116
Net finance expense
Interest expense on retirement benefit obligation	292	235	117
EE related financing costs	7	–	–
Interest on provisions for claims	–	–	2
	299	235	119
Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associates and joint ventures	(25)	4	(130)
Net specific items charge before tax	527	515	341
Taxation
Tax credit on specific items above	(121)	(111)	(127)
Tax credit on re-measurement of deferred tax	–	(208)	(103)
	(121)	(319)	(230)
Net specific items charge after tax	406	196	111

Retrospective regulatory rulings – in July 2014 the Supreme Court overturned a Court of Appeal judgment, made in July 2012, which had disallowed our ladder pricing policy relating to 0800, 0845 and 0870 calls from mobile phones terminating on our network. In 2012/13 we had recognised specific item charges of £85m and £58m against revenue and EBITDA respectively relating to this matter. In 2014/15 we recognised revenue and EBITDA of £128m, being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment.

Restructuring changes – the components of the restructuring charges recognised in 2014/15, 2013/14 and 2012/13 were: people and property charges of £294m (2013/14: £217m, 2012/13: £163m) principally comprising leaver costs of £237m, property exit costs and networks, products and procurement channels rationalisation charges of £21m (2013/14: £59m, 2012/13: £41m).

Property rationalisation costs – we recognised a £45m charge increasing onerous lease provisions relating to the rationalisation of the group’s property portfolio.

Profit on disposal of property – in February 2015 we disposed of a surplus building in London, Keybridge House, for a consideration of £93m resulting in a profit of £67m.

Retrospective regulatory matters – in August 2014 the Competition Appeal Tribunal (CAT) handed down judgment on various appeals brought against a December 2012 Ofcom determination on the pricing of certain Ethernet products. We disagree with the CAT’s judgment and have applied for permission to appeal to the Court of Appeal. Ofcom had determined that BT had overcharged for certain services between 1 April 2006 and 31 March 2011 and required BT to make repayments. The CAT judged that BT should also pay interest on these amounts. Together with a review of our regulatory risk position in relation to other historical matters, we have recognised a specific item charge of £75m. In 2012/13 we had recognised charges of £151m and £36m against revenue and EBITDA respectively, following Ofcom’s determinations on historic Ethernet pricing.

EE related acquisition and financing costs – transaction costs of £19m were incurred relating to the planned acquisition of EE and debt financing fees of £7m were incurred setting up a £3.6bn acquisition facility.

Provisions for claims – the group makes provision for legal or constructive obligations arising from insurance, litigation and regulatory risks. Provisions increased by £43m in 2012/13 having reassessed potential claims relating to certain historical matters.

Interest expense on retirement benefit obligations – see note 19 for more details.

Profit or loss on disposal of interest in associates and joint ventures – in 2014/15 we recognised a £25m profit on the disposal of an associate, Accommodation Services Holdings, which was held at £nil cost. In 2012/13 we recognised a profit of £130m as a result of the disposal of the group’s remaining interest in its associate Tech Mahindra, which was held at a carrying value of £127m at 31 March 2012.

Tax credit on re-measurement of deferred tax – see note 9 for more details.

162	BT Group plc
Annual Report 2015

9. Taxation

Analysis of taxation expense for the year

Year ended 31 March	2015 £m	2014 £m	2013 £m

United Kingdom
Corporation tax at 21% (2013/14: 23%, 2012/13: 24%)	(655)	(693)	(644)
Adjustments in respect of prior periods	35	10	277
Non-UK taxation
Current	(60)	(65)	(41)
Adjustments in respect of prior periods	18	3	1
Total current tax expense	(662)	(745)	(407)
Deferred taxation
Origination and reversal of temporary differences	170	239	158
Adjustments in respect of prior periods	(18)	4	(221)
Impact of change in UK corporation tax rate (2013/14: 20%, 2012/13: 23%)	–	208	103
Total deferred taxation credit	152	451	40
Total taxation expense	(510)	(294)	(367)
Factors affecting taxation expense for the year
The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:
Year ended 31 March	2015 £m	2014 £m	2013 £m

Profit before taxation	2,645	2,312	2,315
Expected taxation expense at UK rate of 21% (2013/14: 23%, 2012/13: 24%)	(555)	(532)	(555)
Effects of:
Non-UK losses utilised	36	13	14
Non-deductible depreciation and amortisation	(6)	(12)	(14)
Non-deductible non-UK losses	(37)	(40)	(46)
(Higher) lower taxes on non-UK profits	(9)	(5)	10
Lower taxes on gain on disposal of business	7	–	28
Other deferred tax assets not recognised	9	54	36
Adjustments in respect of prior periods	35	17	57
Re-measurement of deferred tax balances	–	208	103
Other	10	3	–
Total taxation expense	(510)	(294)	(367)
Exclude specific items (note 8)	(121)	(319)	(230)
Total taxation expense before specific items	(631)	(613)	(597)

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	163

9. Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2015 Tax credit (expense) £m	2014 Tax credit (expense) £m	2013 Tax credit (expense) £m

Tax on items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	208	16	762
Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	13	(2)	10
Fair value movements on cash flow hedges
– net fair value gains or losses	24	6	(25)
– recognised in income and expense	–	–	39
	245	20	786
Current tax credit[a]	268	130	133
Deferred tax (expense) credit	(23)	(110)	653
	245	20	786
[a] Includes £220m (2013/14: £122m, 2012/13: £128m) relating to actuarial losses arising from retirement benefit obligations.
Tax credit recognised directly in equity
Year ended 31 March	2015 £m	2014 £m	2013 £m
Tax credit relating to share-based payments	54	106	68

Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m [a]	Share- based payments £m	Other £m	Jurisdictional offset £m	Total £m
At 1 April 2013	1,418	(1,314)	(184)	(149)	–	(229)
(Credit) expense recognised in the income statement	(301)	(174)	10	14	–	(451)
(Credit) expense recognised in other comprehensive income	(2)	106	–	6	–	110
Credit recognised in equity	–	–	(64)	–	–	(64)
Acquisitions	–	–	–	3	–	3
At 31 March 2014	1,115	(1,382)	(238)	(126)	–	(631)
Non-current
Deferred tax asset	(93)	(1,382)	(238)	(163)	416	(1,460)
Deferred tax liability	1,208	–	–	37	(416)	829
At 1 April 2014	1,115	(1,382)	(238)	(126)	–	(631)
(Credit) expense recognised in income statement	(68)	(113)	3	26	–	(152)
Expense recognised in other comprehensive income	6	12	–	5	–	23
Expense recognised in equity	–	–	149	–	–	149
At 31 March 2015	1,053	(1,483)	(86)	(95)	–	(611)
Non-current
Deferred tax asset	(108)	(1,483)	(86)	(124)	242	(1,559)
Deferred tax liability	1,161	–	–	29	(242)	948
At 31 March 2015	1,053	(1,483)	(86)	(95)	–	(611)

[a]	Includes a deferred tax asset of £2m (2013/14: £1m) arising on contributions payable to defined contribution pension plans.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which is disclosed within deferred tax assets.

At 31 March 2015, all of the deferred tax asset of £1,559m (2013/14: £1,460m) and all of the deferred tax liability of £948m (2013/14: £829m) are expected to be recovered or settled after more than one year.

164	BT Group plc
Annual Report 2015

9. Taxation continued

Factors affecting future tax charges

The rate of UK corporation tax changed from 21% to 20% on 1 April 2015. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2014 were calculated using a rate of 20%. This resulted in a tax credit of £208m, which was treated as a specific item in the income statement (note 8) and a deferred tax expense of £288m in reserves for the year ending 31 March 2014.

As all deferred tax balances were measured at 20% at 31 March 2014 and 31 March 2015, there was no further impact on deferred taxation for the year ending 31 March 2015.

Unrecognised tax losses and other temporary differences

At 31 March 2015 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.0bn (2013/14: £21.6bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March	2015 £m	Expiry of losses

Restricted losses
Europe	356	2016-2034
Americas	10	2024-2034
Other	73	2016-2023
Total restricted losses	439
Unrestricted losses
Operating losses	3,193	No expiry
Capital losses	17,150	No expiry
Total unrestricted losses	20,343
Other temporary differences	195
Total	20,977

At 31 March 2015 the undistributed earnings of non-UK subsidiaries were £8.1bn (2013/14: £8.3bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	165

10. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity shareholders by the weighted average number of shares in issue after deducting the own shares held by employee share ownership trusts and treasury shares.

In calculating the diluted earnings per share, share options outstanding and other potential shares have been taken into account where the impact of these is dilutive. Options over 13m shares (2013/14: 24m shares, 2012/13: 24m shares) were excluded from the calculation of the total diluted number of shares as the impact of these is antidilutive.

Year ended 31 March	2015	2014	2013

Basic weighted average number of shares (millions)	8,056	7,857	7,832
Dilutive shares from share options (millions)	80	314	275
Dilutive shares from executive share awards (millions)	55	60	96
Diluted weighted average number of shares (millions)	8,191	8,231	8,203
Basic earnings per share	26.5p	25.7p	24.8p
Diluted earnings per share	26.1p	24.5p	23.7p
The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Profit after tax attributable to equity shareholders of the parent company was £2,135m (2013/14: £2,016m, 2012/13: £1,946m) and profit after tax attributable to non-controlling interests was £nil (2013/14: £2m, 2012/13: £2m). Profit attributable to non-controlling interests is not presented separately in the financial statements as it is not material.

The group also measures financial performance based on adjusted earnings per share, which excludes specific items. Adjusted earnings per share and a reconciliation to basic earnings per share is disclosed on page 203.

11. Dividends

	2015		2014		2013
Year ended 31 March	pence per share	£m	pence per share	£m	pence per share	£m

Final dividend in respect of the prior year	7.5	609	6.5	512	5.7	449
Interim dividend in respect of the current year	3.9	316	3.4	269	3.0	235
	11.4	925	9.9	781	8.7	684

The Board recommends that a final dividend in respect of the year ended 31 March 2015 of 8.5p per share will be paid to shareholders on 7 September 2015, taking the full year proposed dividend in respect of 2014/15 to 12.4p (2013/14: 10.9p, 2012/13: 9.5p) which amounts to approximately £1,028m (2013/14: £880m, 2012/13: £749m). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of approximately £712m (2013/14: £611m, 2012/13: £514m) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 14 August 2015.

The value of £925m (2013/14: £781m, 2012/13: £684m) for the final and interim dividends is disclosed in the group statement of changes in equity. This value may differ from the amount shown for equity dividends paid in the group cash flow statement, which represents the actual cash paid in relation to dividend cheques that have been presented over the course of the financial year.

166	BT Group plc
Annual Report 2015

12. Intangible assets

	Goodwill £m	Customer relation- ships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2013	1,410	358	481	3,304	1,245	6,798
Additions	–	–	1	433	73	507
Acquisition of subsidiaries (note 14)	15	20	–	–	–	35
Interest on qualifying assets[a]	–	–	–	1	–	1
Disposals and adjustments	(12)	27	(62)	(580)	(41)	(668)
Exchange differences	(82)	(11)	(5)	(2)	(15)	(115)
At 31 March 2014	1,331	394	415	3,156	1,262	6,558
Additions	–	–	1	488	72	561
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	–	–	–	(3)	(9)	(12)
Transfers	–	–	–	35	(46)	(11)
Exchange differences	65	5	(26)	2	(49)	(3)
At 31 March 2015	1,396	399	390	3,680	1,230	7,095

Accumulated amortisation
At 1 April 2013		291	186	2,016	1,047	3,540
Charge for the year		15	7	468	93	583
Disposals and adjustments		26	(89)	(543)	(20)	(626)
Exchange differences		(9)	(3)	(2)	(12)	(26)
At 31 March 2014		323	101	1,939	1,108	3,471
Charge for the year		15	7	448	60	530
Disposals and adjustments		–	–	(5)	(6)	(11)
Transfers		–	–	18	(25)	(7)
Exchange differences		(2)	(12)	1	(45)	(58)
At 31 March 2015		336	96	2,401	1,092	3,925

Carrying amount
At 31 March 2015	1,396	63	294	1,279	138	3,170
At 31 March 2014	1,331	71	314	1,217	154	3,087

[a]	Additions to internally developed software in 2014/15 include interest capitalised at a weighted average borrowing rate of 6.0% (2013/14: 6.1%).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	167

12. Intangible assets continued

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs).

The CGUs that have associated goodwill are BT Global Services, BT Business and BT Consumer. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global Services restated £m [a]	BT Business restated £m	[a]	BT Consumer £m	Total £m
At 1 April 2013	1,124	221		65	1,410
Acquisitions (note 14)	–	–		15	15
Disposals and adjustments	(12)	–		–	(12)
Exchange differences	(75)	(7)		–	(82)
At 31 March 2014	1,037	214		80	1,331
Exchange differences	59	6		–	65
At 31 March 2015	1,096	220		80	1,396

[a]	Due to the move of BT Conferencing from BT Business to BT Global Services (see notes 1 and 4), goodwill of £7m has been allocated from BT Business to BT Global Services on the basis of relative fair values.

The discount rate used in performing the value in use calculation in 2014/15 was 9.3% (2013/14: 9.6%) for all CGUs. The perpetuity growth rate for BT Global Services was 2.2% (2013/14: 2.5%) and 2.0% (2013/14: 2.0%) for BT Business and BT Consumer.

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a three-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the three-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.

Sensitivities

There is significant headroom in all CGUs. For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £5,425m. The following changes (in combination) in assumptions would cause the recoverable amount to fall below the carrying value:

–	reduction in the perpetuity growth rate from the 2.2% assumption applied to a revised assumption of 0% (no growth)
–	an increase in the discount rate from the 9.3% assumption applied to a revised assumption of 15% or more
–	shortfalls in trading performance against forecast resulting in operating cash flows decreasing by £180m or more in perpetuity.

For BT Business and BT Consumer no reasonably possible changes in the key assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount.

168	BT Group plc
Annual Report 2015

13. Property, plant and equipment

	Land and buildings £m [a]	Network infrastructure £m [a]	Other £m [b]	Assets in course of construction £m	Total £m

Cost
At 1 April 2013	1,260	45,266	2,199	718	49,443
Additions[c]	34	205	119	1,487	1,845
Transfers	3	1,531	3	(1,537)	–
Disposals and adjustments[d]	(80)	(1,693)	(370)	(9)	(2,152)
Exchange differences	(26)	(239)	(29)	(9)	(303)
At 31 March 2014	1,191	45,070	1,922	650	48,833
Additions[c]	12	106	159	1,482	1,759
Transfers	18	1,545	24	(1,576)	11
Disposals and adjustments[d]	(51)	(1,201)	(263)	(25)	(1,540)
Exchange differences	(38)	(365)	(22)	(4)	(429)
At 31 March 2015	1,132	45,155	1,820	527	48,634
Accumulated depreciation
At 1 April 2013	747	32,716	1,900	–	35,363
Charge for the year	57	1,951	104	–	2,112
Disposals and adjustments[d]	(82)	(1,734)	(356)	–	(2,172)
Exchange differences	(16)	(204)	(22)	–	(242)
At 31 March 2014	706	32,729	1,626	–	35,061
Charge for the year	50	1,845	113	–	2,008
Disposals and adjustments[d]	(41)	(1,210)	(257)	–	(1,508)
Transfers	–	(6)	13	–	7
Exchange differences	(28)	(316)	(21)	–	(365)
At 31 March 2015	687	33,042	1,474	–	35,203

Carrying amount
At 31 March 2015	445	12,113	346	527	13,431
Engineering stores	–	–	–	74	74
Total at 31 March 2015	445	12,113	346	601	13,505
At 31 March 2014	485	12,341	296	650	13,772
Engineering stores	–	–	–	68	68
Total at 31 March 2014	485	12,341	296	718	13,840

At 31 March				2015 £m	2014 £m

The carrying amount of land and buildings, including leasehold improvements, comprised: Freehold				208	233
Leasehold				237	252
Total land and buildings				445	485

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £36m (2013/14: £95m) in respect of assets held under finance leases, comprising land and buildings of £14m (2013/14: £60m) and network infrastructure of £22m (2013/14: £35m). The depreciation expense on those assets in 2014/15 was £11m (2013/14: £22m), comprising land and buildings of £3m (2013/14: £4m) and network infrastructure of £8m (2013/14: £18m). Within network infrastructure are assets with net book value of £7.4bn which have useful economic lives of more than 18 years.
[b]	Other mainly comprises motor vehicles, computers and office equipment.
[c]	Net of government grants of £392m (2013/14: £126m).
[d]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £1.3bn (2013/14: £1.4bn).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	169

14. Business combinations

On 1 August 2013 the group acquired 100% of the issued share capital of ESPN Global Limited, together with certain trademarks, licences and programme rights. The purchase was made for consideration of £30m. Intangible assets of £14m and goodwill of £15m were recognised.

15. Programme rights

Total £m

At 1 April 2013	–
Additions	311
Amortisation	(203)

At 1 April 2014	108
Additions	340
Amortisation	(330)
At 31 March 2015	118

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 16).

Programme rights commitments are disclosed in note 29.

16. Trade and other receivables

At 31 March	2015 £m	2014 £m

Non-current
Other assets[a]	184	214

[a]	Other assets includes costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts of £89m (2013/14: £72m), and prepayments and leasing debtors of £95m (2013/14: £142m).

At 31 March	2015 £m	2014 £m

Current
Trade receivables	1,454	1,370
Prepayments	505	508
Accrued income	810	815
Other receivables	371	214
	3,140	2,907

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2015 £m	2014 £m

At 1 April	192	218
Expense	78	77
Utilised	(58)	(98)
Exchange differences	(16)	(5)
At 31 March	196	192

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Trade and other receivables are classified as loans and receivables and held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

Note 26 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

170	BT Group plc
Annual Report 2015

16. Trade and other receivables continued

Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m

2015	867	71	366	44	37	69	1,454
2014	857	39	300	31	43	100	1,370

Gross trade receivables which have been specifically impaired amounted to £159m (2013/14: £127m).

Trade receivables not past due and accrued income are analysed below by line of business.

	Trade receivables not past due		Accrued income
At 31 March	2015 £m	2014[a] £m	2015 £m	2014[a] £m

BT Global Services	517	535	405	448
BT Business	143	193	115	112
BT Consumer	119	106	85	–
BT Wholesale	70	4	128	118
Openreach	15	12	75	137
Other	3	7	2	–
Total	867	857	810	815

[a]	Certain balances have been restated, see note 1.

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £4m (2013/14: £2m).

17. Trade and other payables

At 31 March	2015 £m	2014 £m

Current
Trade payables	2,835	2,745
Other taxation and social security	416	480
Other payables	535	545
Accrued expenses	414	444
Deferred income	1,076	1,047
	5,276	5,261

At 31 March	2015 £m	2014 £m

Non-current[a]
Other payables	854	845
Deferred income	73	53
	927	898

[a]	Non-current trade and other payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction, as well as estimates of potential re-investment or repayment of government grants received.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	171

18. Provisions

	Restructuring £m [a]	Property £m [b]	Other £m [c]	Total £m

At 1 April 2013	67	241	322	630
Income statement expense	20	4	17	41
Unwind of discount	–	8	–	8
Utilised or released	(28)	(52)	(61)	(141)
Exchange differences	(1)	–	(4)	(5)
At 31 March 2014	58	201	274	533
Income statement expense	6	46	88	140
Unwind of discount	–	8	–	8
Utilised or released	(20)	(38)	(63)	(121)
Transfers	–	–	6	6
Exchange differences	1	–	(3)	(2)
At 31 March 2015	45	217	302	564

At 31 March			2015 £m	2014 £m

Analysed as:
Current			142	99
Non-current			422	434
			564	533

[a]	Provisions relating to the group-wide restructuring programme. These are being utilised as the obligations are settled.
[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 31 years.
[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

172	BT Group plc
Annual Report 2015

19. Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract based arrangement.

Defined contribution plans

A defined contribution plan is a pension arrangement under which the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the form in which individuals choose to take their benefits. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2015 £m	2014 £m	2013 £m

Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	254	272	225
– defined contribution plans	176	151	136
Past service credit	(5)[a]	–	–
Administration expenses and Pension Protection Fund (‘PPF’) levy	42	40	38
Total operating expense	467	463	399
Net interest expense on net pensions deficit included in specific items (note 8)	292	235	117
Total recognised in the income statement	759	698	516

[a]	Past service credit relates to various pension plans operating outside the UK.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

			2015			2014
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	43,386	(50,715)	(7,329)	39,939	(46,759)	(6,820)
Other plans[a]	241	(495)	(254)	174	(376)	(202)
Retirement benefit obligation	43,627	(51,210)	(7,583)	40,113	(47,135)	(7,022)
Adjustments due to effect of asset ceiling[b]			–			–
Deferred tax asset			1,481			1,381
Net pension obligation			(6,102)			(5,641)

[a]	Included in the present value of liabilities of other plans is £80m (2013/14: £69m) related to unfunded pension arrangements.
[b]	There is no limiting effect of the asset ceiling as any accounting surplus arising is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

At 31 March 2015 £9m (2013/14: £8m) of contributions to defined contribution plans were outstanding and are included within trade and other payables in the group balance sheet.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	173

19. Retirement benefit plans continued

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m

At 1 April 2013	41,566	(47,422)	(5,856)
Current service cost	–	(272)	(272)
Interest on pension deficit	1,710	(1,945)	(235)
Settlements	(63)	61	(2)
Administration expenses and PPF levy	(40)	–	(40)
Included in the group income statement	1,607	(2,156)	(549)
Return on plan assets below the amount included in the group income statement[a]	(1,453)	–	(1,453)
Actuarial gain arising from changes in financial assumptions[b]	–	580	580
Actuarial loss arising from changes in demographic assumptions[b]	–	–	–
Actuarial loss arising from experience adjustments[c]	–	(306)	(306)
Included in the group statement of comprehensive income	(1,453)	274	(1,179)
Regular contributions by employer	228	–	228
Deficit contributions by employer	325	–	325
Included in the group cash flow statement	553	–	553
Contributions by employees	12	(12)	–
Benefits paid	(2,166)	2,166	–
Foreign exchange	(6)	15	9
Other movements	(2,160)	2,169	9
At 31 March 2014	40,113	(47,135)	(7,022)
Current service cost	–	(254)	(254)
Interest on pension deficit	1,663	(1,955)	(292)
Past service credit	–	5	5
Administration expenses and PPF levy	(42)	–	(42)
Included in the group income statement	1,621	(2,204)	(583)
Return on plan assets above the amount included in the group income statement[a]	3,083	–	3,083
Actuarial loss arising from changes in financial assumptions[b]	–	(4,703)	(4,703)
Actuarial gain arising from changes in demographic assumptions[b]	–	126	126
Actuarial gain arising from experience adjustments[c]	–	443	443
Included in the group statement of comprehensive income	3,083	(4,134)	(1,051)
Regular contributions by employer	178	–	178
Deficit contributions by employer	876	–	876
Included in the group cash flow statement	1,054	–	1,054
Contributions by employees	12	(12)	–
Benefits paid	(2,231)	2,231	–
Foreign exchange	(25)	44	19
Other movements	(2,244)	2,263	19
At 31 March 2015	43,627	(51,210)	(7,583)

[a]	The total actual return on plan assets in 2014/15 was a gain of £4,746m (2013/14: £257m).
[b]	The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[c]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being higher than the inflation assumption.

174	BT Group plc
Annual Report 2015

19. Retirement benefit plans continued

BTPS

At 31 March 2015 there were 306,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2015	Number of active members	Number of deferred members	Number of pensioners	Total membership

Sections A and Ba	15,000	32,000	176,000	223,000
Section C	23,000	40,500	20,000	83,500
Total	38,000	72,500	196,000	306,500

At 31 March 2014

Sections A and Ba	17,000	35,500	176,500	229,000
Section C	24,000	41,000	19,000	84,000
Total	41,000	76,500	195,500	313,000

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, Section B and C members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60. Under the scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefits in payment are based upon CPI
Section C			Increases in benefits in payment are currently based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, at least one of the Trustee directors is customarily a current pensioner or deferred pensioner of the BTPS. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy.

The allocations set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation. The BTPS also uses financial instruments to balance the asset allocation and to manage inflation risk, interest rate risk, liquidity risk and foreign currency risk.

Under IAS 19 plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories

–	securities listed on recognised stock exchanges are valued at closing bid prices
–	properties are valued on the basis of open market value
–	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines
–	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	175

19. Retirement benefit plans continued

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

At 31 March	2015[a]				2014[a]
	Total assets £bn	of which quoted £bn	[b]	Total %	Total assets £bn	of which quoted £bn	[b]	Total %

Equities[c]	13.1	10.6		30	11.2	5.8		28
Fixed-interest securities	7.4	5.7		17	7.1	5.7		18
Index-linked securities	11.7	10.5		27	9.9	8.5		24
Property	4.6	–		11	4.3	–		11
Alternative assets[d]	6.2	–		14	7.1	1.0		18
Cash and other	0.4	–		1	0.3	–		1
Total	43.4	26.8		100	39.9	21.0		100

[a]	At 31 March 2015 and 31 March 2014, the Scheme’s assets did not include any directly held ordinary shares of the company. The Scheme held £9m (2013/14: £9m) of index-linked bonds issued by the group.
[b]	Assets with a quoted price in an active market.
[c]	At 31 March 2015, the BTPS held £0.8bn of UK equities (2013/14: £2.6bn).
[d]	Alternative asset classes include commodities, private equity and credit opportunities.

Longevity insurance

On 4 July 2014, the Scheme entered into arrangements to hedge around 25% of the Scheme’s exposure to potential improvements in longevity. These arrangements form part of the Scheme’s investment portfolio and will provide income to the Scheme in the event that pensions are paid out for longer than expected under the terms of the contract. To facilitate the transaction, the Trustee set up a wholly owned insurance company. The Scheme transferred longevity risk to this insurer, who has in turn reinsured this longevity risk with The Prudential Insurance Company of America, a U.S. based life insurance company. These arrangements required no additional cash contributions from BT. At 31 March 2015, the fair value of the insurance contract was negligible and has been included within cash and other assets.

Investment performance

The Trustee reports on investment performance against a benchmark which is based on the asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 30 June 2014 was as follows.

Period ending 30 June 2014	Benchmark %	Actual BTPS return %	Over (under) performance %

1 year	6.2	6.2	–
3 years	6.2	5.8	(0.4)
10 years	6.5	7.0	0.5

BTPS liabilities under IAS 19

Valuation methodology

The liabilities of the BTPS are measured as the present value of the estimated future benefit cash flows to be paid by the Scheme, calculated using the projected unit credit method. These calculations are performed for the company by a professionally qualified independent actuary.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement. The estimated duration of BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 15 years although the benefits payable by the BTPS are expected to be paid over more than 80 years as shown in the graph below. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

176	BT Group plc
Annual Report 2015

19. Retirement benefit plans continued

Key assumptions – IAS 19

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

At 31 March	Nominal rates (per year)						Real rates (per year)[a]
	2015%		2014%		2013%		2015%	2014%	2013%

Rate used to discount liabilities	3.25		4.25		4.20		0.39	0.97	0.87
Inflation – increase in RPI	2.85		3.25		3.30		–	–	–
Inflation – increase in CPI	1.85	[b]	2.50	[c]	2.55	[c]	(1.0)[b]	(0.75)[c]	(0.75)[c]

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[b]	Assumed to be 0.2% lower after 31 March 2017.
[c]	Assumed to be 0.45% lower after 31 March 2016.

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate at 31 March 2015 is based on a market-based AA corporate bond yield curve allowing for the future expected benefit payments from the BTPS.

Inflation – increases in RPI and CPI

Salary increases are assumed to be aligned with CPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above. The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the long-term difference.

Longevity

The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At 31 March	2015 Number of years	2014 Number of years

Male in lower pay bracket	26.0	26.0

Male in medium pay bracket Male in higher pay bracket	27.3 28.7	27.7

Female in lower pay bracket Female in higher pay bracket	28.7 29.0	28.5

Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. However, due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The table below provides an indication of the sensitivity of the IAS 19 pension liabilities at 31 March 2015, and of the income statement charge for 2015/16, to changes in these assumptions.

There may also be a move in the assets from changes in conditions. The total expected impact to liabilities and assets is illustrated as the sensitivity of the deficit. For example, the life expectancy scenario incorporates the expected movement in the value of the longevity hedge.

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19. Retirement benefit plans continued

	Decrease (increase) in liability £bn	Decrease (increase) in deficit £bn	Decrease (increase) in service cost £m

0.25 percentage point increase to:
– discount rate	1.9	1.2 [a]	10
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.5)	(0.5)[b]	(10)
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(1.0)	(1.0)	(5)
– salary increases (assuming RPI and CPI are unchanged)	(0.2)	(0.2)	(5)
Additional one year increase to life expectancy	(1.3)	(1.0)	(5)

[a]	Allows for the estimated impact on assets from a 0.25% per year increase to interest rates and corporate bond yields, with credit spreads unchanged.
[b]	Allows for the estimated impact on assets directly linked to inflation from a 0.25% per year increase to inflation.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the Scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2014. The next funding valuation will have an effective date of no later than 30 June 2017.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

–	assets are valued at market value at the valuation date; and
–	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2014 valuation £bn	June 2011 valuation £bn

BTPS liabilities	(47.2)	(40.8)
Market value of BTPS assets	40.2	36.9
Funding deficit	(7.0)	(3.9)
Percentage of accrued benefits covered by BTPS assets at valuation date	85.2%	90.4%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	63.0%	66.0%

The funding deficit increased to £7.0bn at 30 June 2014. While deficit contribution payments totalling £2.65bn and investment returns of 5.8% per year since the 2011 valuation contributed to higher assets at the 2014 valuation date, the low interest rate environment resulted in a higher value being placed on the Scheme’s liabilities which more than offset the improvements in the Scheme’s assets.

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2014 valuation %	June 2011 valuation %	June 2014 valuation %	June 2011 valuation %

Average single equivalent discount rate	4.5	5.2	1.0	2.0
Average long-term increase in RPI	3.5	3.2	–	–
Average long-term increase in CPI	2.5	2.2	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

In line with developing market practice and reflecting a more sophisticated methodology, the discount rate at 30 June 2014 has been derived from prudent return expectations above a yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date. This gives a prudent discount rate of 2.1% per year above the yield curve initially, trending down to 0.6% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 4.5% per year.

178	BT Group plc
Annual Report 2015

19. Retirement benefit plans continued

The average life expectancy assumptions at the 2014 valuation date, for members 60 years of age, are as follows.

Number of years from 30 June 2014	June 2014 assumptions	June 2011 assumptions
Male in lower pay bracket	26.1	26.3
Male in medium pay bracket	27.5	28.1
Male in high pay bracket	29.0
Female in lower pay bracket	28.9	28.7
Female in high pay bracket	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	1.3	1.2

Payments made to the BTPS
Year ended 31 March	2015 £m	2014 £m

Ordinary contributions	168	205
Deficit contributions	875	325
Total contributions in the year	1,043	530

The group made a deficit contribution payment of £625m in April 2015 and expects to make further contributions of approximately £510m to the BTPS in 2015/16, comprising ordinary contributions of approximately £260m and deficit contributions of £250m.

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In January 2015, the 2014 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2014 was £7.0bn. Under the associated recovery plan BT made payments of £875m in March 2015 and £625m in April 2015. BT will make future deficit payments in line with the table below.

Year to 31 March	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Deficit contribution (£m)	250	250	688	699	711	724	670	670	670	495	495	495	495	495	289

The ordinary contribution rate to meet the benefits of current employed members increased from 13.5% to 16.0% of pensionable salaries (including employee contributions) from 1 April 2015 through to the next valuation date.

Other protections

The 2014 funding agreement with the Trustee included additional features for BT to provide support to the Scheme. These include:

Feature	Detail

Shareholder distributions

In the event that shareholder distributions exceed an agreed threshold, BT will provide matching payments to the Scheme. The threshold allows for 15% per year dividend per share growth plus £300m per year of share buybacks on a cumulative basis.

BT will consult with the Trustee if it considers share buybacks in excess of £300m per year or making a special dividend.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.

Material corporate events

In the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12-month period, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

BT will consult with the Trustee if:

–   it considers making acquisitions with a total cost of more than £1bn in any 12-month period; or

–   it considers making disposals of more than £1bn; or

–   it considers making a Class 1 transaction (acquisition or disposal); or

–   it is subject to a takeover offer.

BT will advise the Trustee should there be other material corporate events which may impact BT’s covenant to the Scheme.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.

Negative pledge

A negative pledge that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	179

19. Retirement benefit plans continued

In the unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail

Crown Guarantee

The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

–  the Crown Guarantee covers BT’s funding obligation in relation to members of the Scheme who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions);

–  the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the Scheme.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)

The Pension Protection Fund (PPF) may take over the Scheme and pay benefits to members not covered by the Crown Guarantee.

There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the Scheme.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans in most other countries with a focus on these being appropriate for the local market and culture.

After the BTPS, the largest defined benefit plan sponsored by the group is a plan in the Netherlands with liabilities of around £180m.

The BT Retirement Saving Scheme (BTRSS) is the largest defined contribution scheme maintained by the group with around 29,000 active members. In the year to 31 March 2015, the group contributed £105m to the BTRSS.

20. Own shares

	Treasury shares[a]		Employee share ownership trust[a]		Total
	millions	£m	millions	£m	millions	£m
At 1 April 2013	271	(700)	52	(132)	323	(832)
Own shares purchased[b]	27	(98)	59	(204)	86	(302)
Share options exercised[b,c]	(66)	172	–	–	(66)	172
Executive share awards vested	–	–	(49)	133	(49)	133
At 31 March 2014	232	(626)	62	(203)	294	(829)
Own shares purchased[b]	25	(102)	55	(218)	80	(320)
Share options exercised[b,c]	(256)	724	(51)	173	(307)	897
Executive share awards vested	–	–	(25)	87	(25)	87
At 31 March 2015	1	(4)	41	(161)	42	(165)

[a]	At 31 March 2015, 1,009,913 shares (2013/14: 232,487,770) with an aggregate nominal value of £nil (2013/14: £12m) were held at cost as treasury shares and 40,567,778 shares (2013/14: 61,313,845) with an aggregate nominal value of £2m (2013/14: £3m) were held in the Trust.
[b]	See group cash flow statement on page 148. In 2014/15 the cash paid for the repurchase of ordinary share capital was £320m (2013/14: £302m). The cash received for proceeds on the issue of treasury shares was £1,201m (2013/14: £75m).
[c]	Includes share option exercises in relation to Employee Saveshare Plans and GSOP and GLOP Legacy Plans (see note 21 for details), as well as 2m (2013/14: nil) relating to other plans.

The treasury shares reserve represents BT Group plc shares purchased directly by the group. The BT Group Employee Share Ownership Trust (‘the Trust’) also purchases BT Group plc shares.

The treasury shares and the shares in the Trust are being utilised to satisfy the group’s obligations under its employee share plans. Further details on Employee Saveshare Plans and Executive share plans are provided in note 21.

180	BT Group plc
Annual Report 2015

21. Share-based payments

Overview

The company has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

Year ended 31 March	2015 £m	2014 £m	2013 £m

Employee Saveshare Plans	25	25	25
Executive Share Plans:
Incentive Share Plan (ISP)	32	21	27
Deferred Bonus Plan (DBP)	9	11	10
Other plans	4	3	2
	70	60	64

Employee Saveshare Plans

Under an HMRC approved savings-related share option plan employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2014/15, 2013/14 and 2012/13: 40% of each award is linked to a total shareholder return (TSR) target for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

In accordance with the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2015 millions	2014 millions	2013 millions	2015 pence	2014 pence	2013 pence

Outstanding at 1 April	459	490	561	102	91	79
Granted	81	40	66	326	257	176
Forfeited	(9)	(10)	(10)	239	158	120
Exercised	(304)	(57)	(119)	65	110	69
Expired	(1)	(4)	(8)	163	78	188
Outstanding at 31 March	226	459	490	226	102	91
Exercisable at 31 March	–	2	–	74	111	–

The weighted average share price for all options exercised during 2014/15 was 382p (2013/14: 356p, 2012/13: 221p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2015.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life

2015	104p – 189p	135p	61	10 months
2016	156p – 280p	205p	33	22 months
2017	168p – 359p	236p	54	34 months
2018	249p – 319p	251p	22	46 months
2019	319p	319p	56	58 months
Total		226p	226	32 months

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	181

21. Share-based payments continued

GSOP and GLOP (Legacy Executive Plans)

During 2014/15 1m (2013/14: 9m, 2012/13: 12m) options were exercised, nil (2013/14: nil, 2012/13: 1m) options expired and nil (2013/14: nil, 2012/13: nil) options were forfeited under former executive share option plans (GSOP and GLOP). There were no options outstanding at 31 March 2015.

Executive share plans

Movements in executive share plan awards during 2014/15 are shown below:

	Number of shares (millions)
	ISP	DBP	Total

At 1 April 2014	70	13	83
Awards granted	16	3	19
Awards vested	(20)	(5)	(25)
Awards lapsed	(11)	–	(11)
Dividend shares reinvested	2	–	2
At 31 March 2015	57	11	68

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2014/15, 2013/14 and 2012/13.

	2015		2014		2013
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP

Weighted average fair value	82p	309p	61p	269p	43p	170p
Weighted average share price	387p	393p	310p	315p	209p	204p
Weighted average exercise price	326p	n/a	257p	n/a	176p	n/a
Expected dividend yield	3.5% – 3.8%	n/a	3.9% – 5.6%	n/a	3.6% – 5.2%	n/a
Risk free rates	1.2% – 2.0%	1.2%	0.7% – 1.5%	0.7%	0.3% – 0.8%	0.4%
Expected volatility	22.2% – 24.9%	24.3%	23.3% – 31.9%	32.0%	28.1% – 36.5%	33.6%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the date of grant. The weighted average share price for DBP awards granted in 2014/15 was 393p (2013/14: 315p, 2012/13: 203p).

182	BT Group plc
Annual Report 2015

22. Investments

At 31 March	2015 £m	2014 £m
Non-current assets
Available-for-sale	36	25
Fair value through profit or loss	8	9
	44	34
Current assets
Available-for-sale	3,133	1,774
Loans and receivables	390	–
	3,523	1,774

Loans and receivables are held on balance sheet at amortised cost and this approximates fair value. Loans and receivables consist of investments in term deposits denominated in Sterling of £360m (2013/14: £nil) and in US Dollars of £30m (2013/14: £nil).

Fair value hierarchy At 31 March 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale investments	26	3,133	10	3,169
Fair value through profit or loss	8	–	–	8
Total	34	3,133	10	3,177

At 31 March 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale investments	18	1,774	7	1,799
Fair value through profit or loss	9	–	–	9
Total	27	1,774	7	1,808

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities

Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation method.

Level 2 balances classified as available-for-sale consist of investments in liquidity funds denominated in Sterling of £2,784m (2013/14: £1,774m) and in Euros of £349m (2013/14: £nil).

Level 3 balances consist of available-for-sale investments of £10m (2013/14: £7m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value. A gain of £8m was recognised in the income statement in respect of Level 3 assets disposed of during 2014/15 (2013/14: £nil).

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	183

23. Cash and cash equivalents

At 31 March	2015 £m	2014 £m

Cash at bank and in hand	335	380

Cash equivalents
Loans and receivables
US deposits	28	55
UK deposits	28	257
Other deposits	43	3
Total cash equivalents	99	315
Total cash and cash equivalents	434	695
Bank overdrafts (note 24)	(27)	(11)
Cash and cash equivalents per the cash flow statement	407	684

The group has cross-undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.

The group’s cash and cash equivalents included restricted cash of £143m (2013/14: £109m), of which £140m (2013/14: £106m) was held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £3m (2013/14: £3m) was held in escrow accounts.

Cash and cash equivalents are classified as loans and receivables and are held on the group balance sheet at amortised cost which equates to fair value.

24. Loans and other borrowings

Capital management policy

The objective of the group’s capital management policy is to reduce net debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, the group may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. The group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board regularly reviews the capital structure. No changes were made to these objectives and processes during 2014/15 and 2013/14. For details of share issues and repurchases in the year see note 20.

The group’s capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which the group manages as capital.

At 31 March	2015 £m	2014 £m

Net debt	5,119	7,028
Total parent shareholders’ equity (deficit)[a]	796	(610)
	5,915	6,418

[a]	Excludes non-controlling interests of £12m (2013/14: £18m).

184	BT Group plc
Annual Report 2015

24. Loans and other borrowings continued

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

At 31 March	2015 £m	2014 £m

Loans and other borrowings	9,768	9,814
Less:
Cash and cash equivalents	(434)	(695)
Current asset investments	(3,523)	(1,774)
	5,811	7,345
Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(357)	(24)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(335)	(293)
Net debt	5,119	7,028

At 31 March	2015 £m	2014 £m

5.25% €750m bond due June 2014[a]	–	645
6.125% €600m bond due July 2014[a,b]	–	518
2.00% US$750m bond due June 2015[a]	508	452
6.50% €1,000m bond due July 2015[a]	758	867
1.625% US$600m bond due June 2016[a]	406	361
8.50% £683m bond due December 2016 (minimum 7.50%d)	695	699
1.25% US$500m bond due February 2017[a]	337	300
6.625% £500m bond due June 2017[a]	525	526
5.95% US$1,100m bond due January 2018[a]	750	668
2.35% US$800m bond due February 2019[a]	541	481
1.125% €1,000m bond due June 2019[a]	730	–
8.625% £300m bond due March 2020	299	299
3.50% £250m index linked bond due April 2025	392	382
5.75% £600m bond due December 2028[c]	751	670
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%d)	1,850	1,648
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	9,064	9,038
Finance leases	238	264
Commercial paper[e]	–	324
Other loans	439	177
Bank overdrafts (note 23)	27	11
Total other loans and borrowings	466	512
Total loans and borrowings	9,768	9,814

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both of Moody’s and S&P below Baa3/BBB–, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A– respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £nil (2013/14: £237m) is denominated in Euros and of £nil (2013/14: £87m) in US Dollars.

Unless designated in a fair value hedge relationship, all loans and other borrowings are carried in the group balance sheet and the table above at amortised cost. The fair value of listed bonds is £10,919m (2013/14: £10,597m) and the fair value of finance leases is £273m (2013/14: £286m).

The fair value of the group’s bonds and other long-term borrowings is estimated on the basis of quoted market prices, based on the same or similar issues where they exist. Where the same or similar issues do not exist, the fair value is estimated based on the calculation of future cash flows using blended discount rates in effect at the balance sheet date.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	185

24. Loans and other borrowings continued

The carrying amount of commercial paper, other loans and bank overdrafts equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 March	2015 £m	2014 £m

Current liabilities
Listed bonds	1,422	1,349
Finance leases	13	14
Commercial paper	–	324
Other loans and bank overdrafts	465	186
Total current liabilities	1,900	1,873
Non-current liabilities
Listed bonds	7,642	7,689
Finance leases	225	250
Other loans and borrowings	1	2
Total non-current liabilities	7,868	7,941
Total	9,768	9,814

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2015 and 2014 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £9,074m (2013/14: £9,496m) and repayments fall due as follows:

			2015			2014
At 31 March	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m

Within one year, or on demand	1,900	(152)	1,748	1,873	(183)	1,690

Between one and two years	1,431	(48)	1,383	1,291	(7)	1,284
Between two and three years	1,251	(191)	1,060	1,353	36	1,389
Between three and four years	549	(51)	498	1,172	(111)	1,061
Between four and five years	1,033	89	1,122	492	7	499
After five years	3,461	(198)	3,263	3,572	1	3,573
Total due for repayment after more than one year	7,725	(399)	7,326	7,880	(74)	7,806
Total repayments	9,625	(551)	9,074	9,753	(257)	9,496
Fair value adjustments for hedged risk	143			61
Total loans and other borrowings	9,768			9,814

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

186	BT Group plc
Annual Report 2015

24. Loans and other borrowings continued

Obligations under finance leases are analysed as follows:

	2015	2014	2015	2014
	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Due within one year	29	31	13	14
Between two to five years	101	111	46	51
After five years	269	307	179	199
	399	449	238	264
Less: future finance charges	(161)	(185)	–	–
Total finance lease obligations	238	264	238	264

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

25. Finance expense

Year ended 31 March	2015 £m	2014 £m	2013 £m

Finance expense
Interest on:
Financial liabilities at amortised cost	516	560	623
Finance leases	15	16	19
Derivatives	7	13	5
Fair value movements:
Bonds designated as hedged items in fair value hedges	82	(47)	31
Derivatives designated as hedging instruments in fair value hedges	(82)	47	(31)
Derivatives not in a designated hedge relationship	7	(2)	6
Reclassification of cash flow hedge from other comprehensive income	26	9	12
Unwinding of discount on provisions	8	8	6
Finance expense	579	604	671
Less: interest capitalised at weighted average rate of 6.0% (2013/14: 6.1%, 2012/13: 6.1%)	(2)	(1)	(5)
Total finance expense before specific items	577	603	666
Specific items (note 8)	299	235	119
Total finance expense	876	838	785

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £580m (2013/14: £608m, 2012/13: £692m) is £20m higher (2013/14: £17m, 2012/13: £39m) than the net finance expense in the income statement. This is mostly due to certain interest cash outflows and inflows being spread over a number of years in the income statement.

Year ended 31 March	2015 £m	2014 £m	2013 £m

Net finance expense	560	591	653
Timing differences:
– Derivative restructuring costs	–	14	16
– Timing of coupon payments on bonds	4	(5)	15
– Deferred income	9	8	8
Specific item (note 8)	7	–	–
Net interest cash outflow	580	608	692

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	187

26. Financial instruments and risk management

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as the group’s exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk.

Treasury policy

Treasury policy is set by the Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the Chairman, the Chief Executive or the Group Finance Director.

There has been no change in the nature of the group’s risk profile between 31 March 2015 and the date of approval of these financial statements.

Interest rate risk management

Management policy

Interest rate risk arises primarily from the group’s long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rate, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

The group’s policy, as set by the Board, is to ensure that at least 70% of net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the Group Finance Director, Director of Treasury, Tax and Risk Management or the BT Group Treasurer who each have been delegated such authority from the Board.

Hedging strategy

In order to manage the group’s interest rate profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates.

The Board’s policy for foreign exchange risk management defines the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions.

Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the Group Finance Director, Director of Treasury, Tax and Risk Management or the BT Group Treasurer who have been delegated such authority by the Board.

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps.

The group also enters into forward currency contracts to hedge foreign currency, capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

	2015			2014
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m

Sterling	7,601	991	8,592	7,946	1,265	9,211
Euro	–	482	482	–	285	285
Total	7,601	1,473	9,074	7,946	1,550	9,496
Ratio of fixed to floating	84%	16%	100%	84%	16%	100%
Weighted average effective fixed interest rate – Sterling	6.3%			6.6%

188	BT Group plc
Annual Report 2015

26. Financial instruments and risk management continued

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

Sensitivity analysis

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

–	for interest, a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies; and
–	for foreign exchange, a 10% strengthening/weakening in Sterling against other currencies.

The impact of a 1% change in interest rates on the group’s annual net finance expense was insignificant in both 2014/15 and 2013/14. The impact on equity, before tax, of a 1% increase in interest rates is as detailed below:

At 31 March	2015 £m Increase (reduce)	2014 £m Increase (reduce)
Sterling interest rates	428	337
US Dollar interest rates	(400)	(361)
Euro interest rates	(34)	(14)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

The group’s exposure to foreign exchange volatility in the income statement, after hedging, and within shareholders’ equity (excluding translation exposures) was insignificant in both 2014/15 and 2013/14.

Credit ratings

The group’s December 2016 and December 2030 bonds contain covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.5bn at 31 March 2015, the group’s finance expense would increase/decrease by approximately £12m a year if BT’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.

The group’s credit ratings were as detailed below:

	2015		2014
At 31 March	Rating	Outlook	Rating	Outlook

Rating agency
Standard & Poor’s	BBB	Stable	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Positive

The group is targeting a BBB+/Baa1 credit rating over the medium term.

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2015 is disclosed in note 24. The group has term debt maturities of £1.3bn in 2015/16.

Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the Board. The group holds cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2015 the group had undrawn committed borrowing facilities of £1.5bn (2013/14: £1.5bn) maturing in September 2019 and a further £3.6bn (2013/14: £nil) with an availability period to the earlier of the close of the proposed EE acquisition or August 2016, which is subject to certain restrictions and can only be used to fund the transaction, including transaction costs.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	189

26. Financial instruments and risk management continued

Maturity analysis

The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2015	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	1,706	513	3,784	32	6,035
Between one and two years	1,431	458	–	19	1,908
Between two and three years	1,251	392	–	15	1,658
Between three and four years	549	315	–	15	879
Between four and five years	1,033	302	–	13	1,348
After five years	3,461	2,973	–	218	6,652
	9,431	4,953	3,784	312	18,480
Interest payments not yet accrued	–	(4,759)	–	–	(4,759)
Fair value adjustment for hedged risk	143	–	–	–	143
Impact of discounting	–	–	–	(104)	(104)
Carrying value on the balance sheet[a]	9,574	194	3,784	208	13,760

At 31 March 2014	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	1,641	554	3,734	37	5,966
Between one and two years	1,291	485	–	36	1,812
Between two and three years	1,353	424	–	22	1,799
Between three and four years	1,172	360	–	18	1,550
Between four and five years	492	287	–	17	796
After five years	3,572	3,045	–	225	6,842
	9,521	5,155	3,734	355	18,765
Interest payments not yet accrued	–	(4,923)	–	–	(4,923)
Fair value adjustment for hedged risk	61	–	–	–	61
Impact of discounting	–	–	–	(157)	(157)
Carrying value on the balance sheet[a]	9,582	232	3,734	198	13,746

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

190	BT Group plc
Annual Report 2015

26. Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2015	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	215	1,421	(1,292)	344	88	1,320	(1,179)	229
Between one and two years	471	39	(26)	484	109	42	(30)	121
Between two and three years	273	38	(26)	285	92	42	(30)	104
Between three and four years	177	38	(26)	189	94	42	(30)	106
Between four and five years	48	838	(749)	137	111	842	(753)	200
After five years	–	390	(394)	(4)	690	476	(491)	675
Total[b]	1,184	2,764	(2,513)	1,435	1,184	2,764	(2,513)	1,435

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
At 31 March 2014	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m

Due within one year	263	1,754	(1,706)	311	125	1,754	(1,706)	173
Between one and two years	351	661	(619)	393	84	560	(525)	119
Between two and three years	642	947	(904)	685	84	950	(908)	126
Between three and four years	70	806	(821)	55	84	65	(61)	88
Between four and five years	–	334	(327)	7	84	369	(361)	92
After five years	–	198	(186)	12	865	1,002	(1,002)	865
Total[b]	1,326	4,700	(4,563)	1,463	1,326	4,700	(4,563)	1,463

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables.

For treasury-related balances, the Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A- for long-term and P1/A1 for short-term investments. Action is taken, where appropriate and cost effective if counterparties in respect of existing transactions fall below the permitted criteria.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty and in response to market conditions, up to the maximum allowable limit set by the Board.

Operational management policy

The group’s credit policy for trading-related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, the group may endeavour to minimise risks by requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2015 £m	2014 £m

Derivative financial assets		1,329	653
Investments	22	3,567	1,808
Trade and other receivables[a]	16	2,264	2,185
Cash and cash equivalents	23	434	695
		7,594	5,341

[a]	The carrying amount excludes £184m (2013/14: £214m) of non-current trade and other receivables which relate to non-financial assets, and £876m (2013/14: £722m) of prepayments and other receivables.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	191

26. Financial instruments and risk management continued

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2015 £m	2014 £m

Aa2/AA and above	3,133	1,774
Aa3/AA–	206	47
A1/A+	248	111
A2/A [a]	793	434
A3/A–	121	–
Baa1/BBB+	439	376
Baa2/BBB and below	11	–
	4,951	2,742

[a]	The group holds cash collateral of £437m (2013/14: £174m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 16, which analyses outstanding balances by line of business.

Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, the group has entered into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group has also entered into credit support agreements with certain swap counterparties whereby on a weekly and monthly basis the fair value position on notional £945m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £297m (2013/14: cash outflow of £209m). The collateral paid and received is recognised within current asset investments (2013/14: cash and cash equivalents), and loans and other borrowings, respectively.

Offsetting of financial instruments

The table below shows the group’s financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2015	Gross amounts £m	Amounts set off £m	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	1,329	–	1,329	(603)	(437)	289
Derivative financial liabilities	(1,095)	–	(1,095)	603	30	(462)
Cash and cash equivalents	588	(154)	434	–	–	434
Bank overdrafts	(181)	154	(27)	–	–	(27)
Total	641	–	641	–	(407)	234

				Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2014	Gross amounts £m	Amounts set off £m	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m

Derivative financial assets	653	–	653	(297)	(174)	182
Derivative financial liabilities	(818)	–	(818)	297	20	(501)
Cash and cash equivalents	3,165	(2,470)	695	–	–	695
Bank overdrafts	(2,481)	2,470	(11)	–	–	(11)
Total	519	–	519	–	(154)	365

Cash and cash equivalents and bank overdrafts include amounts set off of £154m (2013/14: £2,470m) as part of a master netting agreement with Barclays Bank Plc. Balances held within this arrangement are pooled and interest is paid or received on the net balance.

192	BT Group plc
Annual Report 2015

26. Financial instruments and risk management continued

Derivatives

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Derivatives At 31 March 2015	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m

Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

Derivatives At 31 March 2014	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m

Designated in a cash flow hedge	73	394	74	514
Designated in a fair value hedge	6	61	–	–
Other	35	84	65	165
Total derivatives	114	539	139	679

During the year the group deferred a gain of £nil (2013/14: £16m) relating to the fair value of a derivative energy contract at initial recognition. At 31 March 2015 the amount deferred which is not yet recognised in the income statement is £14m (2013/14: £14m). With the exception of this contract which is included at Level 3, and valued using assumptions on volumes, inflation, and market energy prices, all other derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 22.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro and US Dollar denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US Dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 24).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

All cash flow hedges were fully effective in the period. See note 27 for details of the movements in the cash flow hedge reserve.

Fair value hedges

Fair value hedges consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates.

Gains and losses arising on fair value hedges are disclosed in note 25.

Other derivatives

The group’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	193

27. Other reserves

				Other comprehensive income
	Merger reserve £m	[a]	Capital redemption reserve £m	Cash flow reserve £m [b]	Available- for-sale reserve £m	[c]	Translation reserve £m [d]	Total £m

At 1 April 2012	998		27	229	24		478	1,756
Exchange differences	–		–	–	–		46	46
Recycled foreign exchange on disposal of subsidiary	–		–	–	–		13	13
Net fair value gain on cash flow hedges	–		–	105	–		–	105
Recognised in income and expense	–		–	(168)	–		–	(168)
Fair value movement on available-for-sale assets	–		–	–	14		–	14
Tax recognised in other comprehensive income	–		–	14	–		10	24
At 1 April 2013	998		27	180	38		547	1,790
Exchange differences	–		–	–	–		(176)	(176)
Net fair value loss on cash flow hedges	–		–	(528)	–		–	(528)
Recognised in income and expense	–		–	384	–		–	384
Fair value movement on available-for-sale assets	–		–	–	(27)		–	(27)
Tax recognised in other comprehensive income	–		–	6	–		(2)	4
At 1 April 2014	998		27	42	11		369	1,447
Exchange differences	–		–	–	–		5	5
Net fair value gain on cash flow hedges	–		–	207	–		–	207
Recognised in income and expense	–		–	(218)	–		–	(218)
Fair value movement on available-for-sale assets	–		–	–	7		–	7
Tax recognised in other comprehensive income	–		–	24	–		13	37
At 31 March 2015	998		27	55	18		387	1,485

[a]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior parent company, British Telecommunications plc.
[b]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £244m (2013/14: net credit £374m, 2012/13: net charge of £180m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[c]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[d]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

28. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is disclosed in note 5.

Amounts paid to the group’s retirement benefit plans are set out in note 19.

194	BT Group plc
Annual Report 2015

29. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2015 £m	2014 £m

Capital commitments	507	400
Programme rights commitments	2,512	1,657
Total	3,019	2,057

At 31 March 2015 programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2015 £m	2014 £m

Payable in the year ending 31 March:
2015	–	396
2016	427	397
2017	401	368
2018	392	365
2019	377	363
2020	365	366
Thereafter	4,562	4,583
Total future minimum operating lease payments	6,524	6,838

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 17 years (2013/14: 18 years) and rentals are fixed for an average of 17 years (2013/14: 18 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2015 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

On 5 February 2015, BT agreed definitive terms to acquire EE Limited and its subsidiaries for £12.5bn. Under the terms of the sale and purchase agreement, if BT were to recommend an alternative transaction and not proceed to completion, Deutsche Telekom and Orange have the right to terminate the sale and purchase agreement and BT would pay a break fee of £250m, in aggregate, to them.

Under the Broadband Delivery UK programme, grants received by the group may be subject to re-investment or repayment to the customer depending on the level of take-up.

The group has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2014/15 the aggregate volume and value of legal actions which the group is party to reduced.

30. Subsequent events

The shareholders of BT approved the proposed acquisition of EE on 30 April 2015 and we are now awaiting approval from the Competition and Markets Authority. Subject to merger clearance, we expect the transaction to complete before the end of the 2015/16 financial year.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	195

Independent auditors’ report to the members of BT Group plc

Report on the company financial statements

Our opinion

In our opinion, BT Group plc’s company financial statements (the financial statements):

•	give a true and fair view of the state of the company’s affairs as at 31 March 2015;
•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

BT Group plc’s financial statements comprise:

•	the BT Group plc company balance sheet as at 31 March 2015;
•	the BT Group plc company reconciliation of movement in equity shareholders’ funds for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under International Standards on Auditing (UK and Ireland) (“ISAs (UK & Ireland)”) we are required to report to you if, in our opinion, information in the Annual Report & Form 20-F 2015 (the “Annual Report”) is:

•	materially inconsistent with the information in the audited financial statements; or
•	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the company acquired in the course of performing our audit; or
•	otherwise misleading.

We have no exceptions to report arising from this responsibility.

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or
•	adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the financial statements and the part of the Report on Directors’ Remuneration to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Report on Directors’ Remuneration – Companies Act 2006 opinion

In our opinion, the part of the Report on Directors’ Remuneration to be audited has been properly prepared in accordance with the Companies Act 2006.

Other Companies Act 2006 reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 130, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the company’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the group financial statements of BT Group plc for the year ended 31 March 2015.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

6 May 2015

196	BT Group plc
Annual Report 2015

Financial statements of BT Group plc

BT Group plc accounting policies

Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to BT Group plc. These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP). The principal accounting policies are set out below and have been applied consistently throughout the year and the previous year.

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

The BT Group plc consolidated financial statements for the year ended 31 March 2015 contain a consolidated cash flow statement. Consequently, as permitted by FRS 1 ‘Cash flow statements’, the company has decided not to present its own cash flow statement.

The BT Group plc consolidated financial statements for the year ended 31 March 2015 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.

The BT Group plc consolidated financial statements for the year ended 31 March 2015 contain financial instrument disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempt from the disclosure requirements of FRS 29 in respect of its financial instruments.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

Share capital

Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as part of Own shares and presented as a deduction from shareholders’ equity at cost.

Cash

Cash includes cash in hand and bank deposits repayable on demand.

Share-based payments

The company does not incur a charge for share-based payments. However, the issuance by the company of share options and awards to employees of its subsidiaries represents additional capital contributions to its subsidiaries. An addition to the company’s investment in subsidiaries is recorded with a corresponding increase in equity shareholders’ funds. The additional capital contribution is determined based on the fair value of options and awards at the date of grant and is recognised over the vesting period.

Accounting standards, interpretations and amendments not yet effective

Following the publication of FRS 100 ‘Application of Financial Reporting Requirements’ by the Financial Reporting Council, BT Group plc is required to change its accounting framework for its entity financial statements, which is currently UK GAAP, for its financial year commencing 1 April 2015. The purpose of FRS 100 is to align reporting in the UK with IFRS. As the ultimate parent, the company will adopt FRS 101 ‘Reduced Disclosure Framework’.

As required by FRS 101, BT Group plc notified its shareholders of the proposed change at the Annual General Meeting in July 2014.

Other information

Dividends

The Board recommends that a final dividend in respect of the year ended 31 March 2015 of 8.5p (2013/14: 7.5p) will be paid to shareholders on 7 September 2015, taking the full year proposed dividend in respect of 2014/15 to 12.4p (2013/14: 10.9p). This dividend is subject to shareholder approval at the Annual General Meeting and therefore the liability of approximately £712m (2013/14: £611m) has not been included in these financial statements.

Employees

The Chairman, the executive directors and the Group General Counsel & Company Secretary of BT Group plc were the only employees of the company during 2014/15. The costs relating to qualifying services provided to the company’s principal subsidiary, British Telecommunications plc, are recharged to that company.

Audit fees

The audit fee in respect of the parent company was £42,900 (2013/14: £41,000). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the company are not required to be disclosed as they are included within note 7 to the consolidated financial statements of BT Group plc.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	197

BT Group plc company balance sheet

At 31 March	2015 £m	2014 £m

Fixed assets
Investments in subsidiary undertakings[a]	10,686	10,616
Total fixed assets	10,686	10,616
Current assets
Amounts from subsidiary undertaking falling due after more than one year[b]	1,004	–
Cash at bank and in hand	5	5
Total current assets	1,009	5
Creditors: amounts falling due within one year[c]	22	1,260
Net current liabilities	(987)	(1,255)
Total assets less current liabilities	11,673	9,361
Non-current liabilities
Amounts due to subsidiary undertakings[c]	1,307	–
Total assets less long term liabilities	10,366	9,361
Capital and reserves
Called up share capital	419	408
Share premium account	1,051	62
Capital redemption reserve	27	27
Own shares	(165)	(829)
Profit and loss account	9,034	9,693
Total equity shareholders’ funds[d]	10,366	9,361

[a]	Throughout 2014/15 and 2013/14, the company held a 100% investment in BT Group Investments Limited, a company registered in England and Wales.
[b]	Amounts due from subsidiary undertaking relate primarily to £1.0bn that was raised through an equity placing in February 2015.
[c]	Creditors consists of amounts owed to subsidiary undertakings of £4m (2013/14: £1,237m) and other creditors of £18m (2013/14: £23m). During 2014/15 a review of intercompany loans and borrowings was undertaken. A 2 day repayment clause was removed from the loan documentation, resulting in a reclassification from current to non-current liabilities of £1,307m.
[d]	The movements in total equity shareholders’ funds are shown on page 198.

The financial statements of the company on pages 196 to 198 were approved by the Board of Directors on 6 May 2015 and were signed on its behalf by:

Sir Michael Rake

Chairman

Gavin Patterson

Chief Executive

Tony Chanmugam

Group Finance Director

198	BT Group plc
Annual Report 2015

BT Group plc company reconciliation of movement in equity shareholders’ funds

	Called up share capital £m	[a]	Share premium account £m	Capital redemption reserve £m	Own shares £m [b]	Profit and loss account £m [b,c]	Total £m

At 1 April 2013	408		62	27	(832)	9,667	9,332
Profit for the financial year	–		–	–	–	977	977
Dividends paid	–		–	–	–	(781)	(781)
Capital contribution in respect of share-based payments	–		–	–	–	60	60
Net buyback of own shares	–		–	–	3	(230)	(227)

At 1 April 2014	408		62	27	(829)	9,693	9,361
Profit for the financial year	–		–	–	–	979	979
Dividends paid	–		–	–	–	(925)	(925)
Capital contribution in respect of share-based payments	–		–	–	–	70	70
Issue of new shares[a]	11		989	–	–	–	1,000
Net buyback of own shares	–		–	–	664	(783)	(119)
At 31 March 2015	419		1,051	27	(165)	9,034	10,366

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2015 was £419m (31 March 2014: £408m), representing 8,373,227,252 (31 March 2014: 8,151,227,029) ordinary shares of 5p each. On 12 February 2015, the company issued 222,000,223 ordinary shares of 5p at 455p per share raising £1,000m net of issue costs. Share capital increased by £11m and share premium by £989m.
[b]	In 2014/15, 332,679,857 shares (2013/14: 114,860,221) were issued from Own shares to satisfy obligations under employee share schemes and executive share awards at a cost of £983m (2013/14: £305m). At 31 March 2015, 41,577,691 shares (31 March 2014: 293,801,615) with an aggregate nominal value of £2m (31 March 2014: £15m) were held as part of Own shares at cost.
[c]	The profit for the financial year, dealt with in the profit and loss account of the company after taking into account dividends received from subsidiary undertakings, was £979m (2013/14: £977m).

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Subsidiary undertakings

The table below gives brief details of the group’s principala operating subsidiariesb at 31 March 2015. All subsidiaries are unlisted and held through an intermediate holding company, unless otherwise stated. No subsidiaries are excluded from the group consolidation. The group did not have any significant associates or joint ventures at 31 March 2015.

Subsidiary undertakings	Activity	Group interest in allotted capital[c]	Country of operation[d]
British Telecommunications plc	Communications-related services and products provider	100% ordinary	UK
BT Americas Inc[d]	Communications-related services, systems integration and products provider	100% common	International
BT Australasia Pty Limited	Communications-related services and products provider	100% ordinary 100% preference	Australia
BT Business Direct Limited	Technology equipment retailer	100% ordinary	UK
BT Communications do Brasil Limitada[b]	Communications-related services, technology consulting and products provider	100% common	Brazil
BT Communications Ireland Limited	Telecommunications services provider	100% ordinary	Republic of Ireland
BT Conferencing Inc	Audio, video and web collaboration services provider	100% common	US
BT Conferencing Video Inc	Audio, video and web collaboration services provider	100% common	US
BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SA	Communications-related services and products provider	100% ordinary	Spain
BT Fleet Limited	Fleet management company	100% ordinary	UK
BT France SA	Communications-related services, systems integration and products provider	100% ordinary	France
BT (Germany) GmbH & Co. oHG	Communications-related services and products provider	100% ordinary	Germany
BT Global Communications India Private Limited	Communications-related services	74% ordinary	India
BT Global Services Limited	International telecommunications network systems provider	100% ordinary	UK
BT Holdings Limited	Investment holding company	100% ordinary	UK
BT Hong Kong Limited	Communications-related services and products provider	100% ordinary 100% preference	Hong Kong
BT Italia SpA	Communications-related services and products provider	98.6% ordinary	Italy
BT IT Services Limited[e]	IT solutions provider	100% ordinary	UK
BT Latam Argentina SA	Communications-related services and products provider	100% common	Argentina
BT Limited	International telecommunications network systems provider	100% ordinary	International
BT Managed Services Limited	Communications-related services and products provider	100% ordinary	UK
BT Nederland NV	Communications-related services and products provider	100% ordinary	Netherlands
BT Payment Services Limited	Payment services provider	100% ordinary	UK
BT Services SA	Technology consulting and engineering services	100% ordinary	France
BT Singapore Pte Ltd	Communications-related services and products provider	100% ordinary	Singapore
BT Switzerland AG	Communications-related services and products provider	100% ordinary	Switzerland
Communications Global Network Services Limited[d]	Communications-related services and products provider	100% ordinary	International
Communications Networking Services (UK)	Communications-related services and products provider	100% ordinary	UK
dabs.com plc	Technology equipment retailer	100% ordinary	UK
Plusnet plc	Broadband service provider	100% ordinary	UK
Radianz Americas Inc	Global managed network service provider	100% common 100% preference	US

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for entities domiciled in Brazil, due to regulatory requirements.
[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda, respectively.
[e]	On 12 May 2014 BT Engage IT Limited changed its name to BT IT Services Limited.

200	BT Group plc
Annual Report 2015

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	201

Additional Information

In this section you will find more financial and operational statistics. We also provide information for shareholders on subjects such as dividends and location. We have also included certain information relating to our planned acquisition of EE, as well as a glossary of terms we use in this report.

202 Alternative performance measures 205 Selected financial data 207 Financial and operational statistics 209 Information for shareholders 226 Cross reference to Form 20-F 230 Glossary of terms

    Revisions made to line of business results

Effective from 1 April 2014 we made a number of changes in our internal organisational structure. Comparative financial results for 2013/14 and 2012/13 have been restated for the affected lines of business to be on a consistent basis throughout this Annual Report. We have provided further details on page 149.

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Annual Report 2015

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are: the trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, as well as in reported and adjusted EBITDA; reported and normalised free cash flow; and net debt. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items are disclosed in note 8 to the consolidated financial statements.

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable, profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

A reconciliation from the decrease in reported revenue and in reported operating costs, the most directly comparable IFRS measures, to the decrease in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2015%	2014%	2013%

(Decrease) increase in reported revenue	(1.7)	1.0	(4.7)
Specific items	(0.7)	(1.3)	(0.8)
Decrease in adjusted revenue	(2.4)	(0.3)	(5.5)
Transit revenue	0.6	1.0	1.3
Acquisitions and disposals	–	(0.1)	0.2
Foreign exchange movements	1.4	(0.1)	0.9
(Decrease) increase in underlying revenue excluding transit	(0.4)	0.5	(3.1)

Year ended 31 March	2015%	2014%	2013%

Decrease in reported operating costs	(4.2)	(0.1)	(5.9)
Depreciation and amortisation	0.3	1.2	(0.3)
(Decrease) increase in reported operating costs before depreciation and amortisation	(3.9)	1.1	(6.2)
Specific items	(1.0)	(1.3)	(2.5)
Decrease in adjusted operating costs before depreciation and amortisation	(4.9)	(0.2)	(8.7)
Transit costs	1.0	1.4	1.7
Acquisitions and disposals	–	(0.1)	0.2
Foreign exchange movements	1.5	–	1.0
(Decrease) increase in underlying operating costs before depreciation and amortisation excluding transit	(2.4)	1.1	(5.8)

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EBITDA

In addition to measuring financial performance of the group and lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

Within the lines of business we may also consider our performance using an underlying EBITDA measure, which additionally excludes the impact of acquisitions and disposals and foreign exchange.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2015 £m	2014 £m	2013 £m

Operating profit	3,480	3,145	2,948
Depreciation and amortisation	2,538	2,695	2,843
Reported EBITDA	6,018	5,840	5,791
Specific items	253	276	352
Adjusted EBITDA	6,271	6,116	6,143

Earnings per share

We also measure financial performance based on adjusted earnings per share, which excludes specific items. Basic and adjusted earnings per share, and the per share impact of specific items, are as follows:

	2015		2014		2013
Year ended 31 March	Pence per share	£m	Pence per share	£m	Pence per share	£m

Basic earnings per share/profit[a]	26.5	2,135	25.7	2,016	24.8	1,946
Specific items[b]	5.0	406	2.5	196	1.5	111
Adjusted basic earnings per share/profit	31.5	2,541	28.2	2,212	26.3	2,057

[a]	The stated profit amounts are the components of the total profit which are attributable to equity shareholders excluding non-controlling interests.
[b]	Specific items are set out in note 8 to the consolidated financial statements.

We disclose reported earnings per share, both basic and diluted, in note 10 to the consolidated financial statements.

Free cash flow

Normalised free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Normalised free cash flow is defined as the net increase in cash and cash equivalents less: cash flows from financing activities (except net interest paid); the acquisition or disposal of group undertakings; the net sale of short-term investments and excluding: the cash impact of specific items; purchases of telecommunications licences; and the cash tax benefit of pension deficit payments. For non-tax related items the adjustments are made on a pre-tax basis.

Normalised free cash flow is primarily a liquidity measure. However, we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, normalised free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buybacks, acquisitions and disposals and repayment and raising of debt. Normalised free cash flow is not a measure of the funds that are available for distribution to shareholders.

Our key free cash flow measure changed from adjusted free cash flow to normalised free cash flow in 2012/13 following the £2.0bn lump sum pension deficit payment made in March 2012. The £520m tax credit relating to this deficit payment would have distorted our free cash flow measure in 2012/13, as would the £202m payment for the 4G spectrum licence. Certain historical incentive share awards still use adjusted free cash flow as one of the performance criteria for vesting. Adjusted free cash flow does not exclude purchases of telecommunications licences and the cash tax benefit of pension deficit payments.

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A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported, adjusted and normalised free cash flow, is set out below.

Year ended 31 March	2015 £m	2014 £m	2013 £m

Net cash inflow from operating activities	4,796	4,796	5,295
Add back pension deficit payments	876	325	325
Included in cash flows from investing activities
Net capital expenditure before purchases of telecommunications licences	(2,318)	(2,346)	(2,438)
Purchases of telecommunications licences	–	–	(202)
Interest received	10	6	9
Sales of non-current financial assets	8	4	4
Included in cash flows from financing activities
Interest paid	(590)	(614)	(701)
Reported free cash flow	2,782	2,171	2,292
Net cash outflow from specific items	154	356	366
Adjusted free cash flow	2,936	2,527	2,658
Add back (deduct):
Purchases of telecommunications licences	–	–	202
Cash tax benefit of pension deficit payments	(106)	(77)	(560)
Normalised free cash flow	2,830	2,450	2,300

Net debt

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Our net debt calculation starts from the expected future undiscounted cash flows that should arise when our financial instruments mature. We adjust these cash flows to reflect hedged risks that are re-measured under fair value hedges, as well as for the impact of the effective interest method. Currency denominated balances within net debt are translated to Sterling at swap rates where hedged.

Net debt is a measure of the group’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the group’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents. A reconciliation from these to net debt is given below.

At 31 March	2015 £m	2014 £m

Loans and other borrowings	9,768	9,814
Less:
Cash and cash equivalents	(434)	(695)
Current asset investments	(3,523)	(1,774)
	5,811	7,345

Adjustments:
To retranslate debt balances at swap rates where hedged by currency swaps	(357)	(24)
To remove accrued interest applied to reflect the effective interest method and fair value adjustments	(335)	(293)
Net debt	5,119	7,028

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	205

Selected financial data

Summary group income statement

Year ended 31 March	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Revenue Adjusted	17,851	18,287	18,339	19,397	20,174
Specific items	128	–	(236)	(410)	–
	17,979	18,287	18,103	18,987	20,174
Operating costs Adjusted	(14,118)	(14,866)	(15,039)	(16,335)	(17,295)
Specific items	(381)	(276)	(116)	237	(329)
	(14,499)	(15,142)	(15,155)	(16,098)	(17,624)
Operating profit Adjusted	3,733	3,421	3,300	3,062	2,879
Specific items	(253)	(276)	(352)	(173)	(329)
	3,480	3,145	2,948	2,889	2,550
Net finance expense Adjusted	(560)	(591)	(653)	(681)	(845)
Specific items	(299)	(235)	(119)	(98)	(417)
	(859)	(826)	(772)	(779)	(1,262)
Share of post tax (loss) profit of associates and joint ventures Adjusted	(1)	(3)	9	10	21
	(1)	(3)	9	10	21
Profit (loss) on disposal of interest in associates and joint ventures – specific items	25	(4)	130	–	42
Profit before taxation Adjusted	3,172	2,827	2,656	2,391	2,055
Specific items	(527)	(515)	(341)	(271)	(704)
	2,645	2,312	2,315	2,120	1,351
Taxation expense Adjusted	(631)	(613)	(597)	(576)	(445)
Specific items	121	319	230	212	327
	(510)	(294)	(367)	(364)	(118)
Profit for the year Adjusted	2,541	2,214	2,059	1,815	1,610
Specific items	(406)	(196)	(111)	(59)	(377)
	2,135	2,018	1,948	1,756	1,233
Basic earnings per share Adjusted	31.5p	28.2p	26.3p	23.4p	20.7p
Specific items	(5.0)p	(2.5)p	(1.5)p	(0.8)p	(4.8)p
	26.5p	25.7p	24.8p	22.6p	15.9p

Average number of shares used in basic earnings per share (millions)	8,056	7,857	7,832	7,763	7,750
Average number of shares used in diluted earnings per share (millions)	8,191	8,231	8,203	8,201	8,116
Diluted earnings per share	26.1p	24.5p	23.7p	21.4p	15.2p
Dividends per share[a]	12.4p	10.9p	9.5p	8.3p	7.4p
Dividends per share, US cents[a,b]	18.4c	18.2c	14.4c	13.3c	11.8c

[a]	Dividends per share represents the dividend paid and proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.
[b]	Based on actual dividends paid and/or year end exchange rate on proposed dividends.

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Summary group balance sheet

At 31 March	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Intangible assets	3,170	3,087	3,258	3,127	3,389
Property, plant and equipment	13,505	13,840	14,153	14,388	14,623
Other non-current assets	3,045	2,265	2,794	1,902	1,597
Total non-current assets	19,720	19,192	20,205	19,417	19,609
Current assets less current liabilities	(237)	(1,981)	(2,930)	(4,724)	(3,100)
Total assets less current liabilities	19,483	17,211	17,275	14,693	16,509
Non-current loans and other borrowings	(7,868)	(7,941)	(8,277)	(7,599)	(9,371)
Retirement benefit obligations	(7,583)	(7,022)	(5,856)	(2,448)	(1,830)
Other non-current liabilities	(3,224)	(2,840)	(3,404)	(3,338)	(3,357)
Total assets less liabilities	808	(592)	(262)	1,308	1,951
Ordinary shares	419	408	408	408	408
Share premium account	1,051	62	62	62	62
Own shares	(165)	(829)	(832)	(1,018)	(1,078)
Other reserves	1,485	1,447	1,790	1,756	1,763
Retained (loss) earnings	(1,982)	(1,680)	(1,690)	100	796
Total equity (deficit)	808	(592)	(262)	1,308	1,951

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	207

Financial and operational statistics

Financial statistics

Year ended 31 March	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
(Decrease) increase in underlying revenue excluding transit[a,b]	(0.4)%	0.5%	(3.1)%	(1.9)%	(3.0)%
Adjusted EBITDA[a,b]	6,271	6,116	6,143	6,034	5,858
Free cash flow[a]
Normalised	2,830	2,450	2,300	2,307	2,076
Reported	2,782	2,171	2,292	2,318	2,011
Net debt at 31 March[a]	5,119	7,028	7,797	9,082	8,816
Operating costs excluding depreciation and amortisation[b]	11,580	12,171	12,196	13,363	14,316
Expenditure on research and development
Research and development operating expense	172	257	279	285	389
Capitalised software development costs	330	273	265	275	295
Total expenditure on research and development	502	530	544	560	684

Capital expenditure
Additions to property, plant and equipment comprised:
Land and buildings	31	44	42	37	20
Network infrastructure
Transmission equipment	1,472	1,126	1,170	1,121	985
Exchange equipment	33	24	32	46	43
Other network equipment	455	657	660	794	851
Other
Computers and office equipment	85	112	80	95	92
Motor vehicles and other	75	8	24	43	87
Total additions to property, plant and equipment	2,151	1,971	2,008	2,136	2,078
Increase (decrease) in engineering stores	6	(5)	(9)	(1)	12
	2,157	1,966	1,999	2,135	2,090
Software additions	561	506	454	459	500
Total capital expenditure before government grants	2,718	2,472	2,453	2,594	2,590
Government grants	(392)	(126)	(15)	–	–
Capital expenditure net of government grants	2,326	2,346	2,438	2,594	2,590
Decrease (increase) in payables	92	10	43	(16)	55
Cash outflow from capital expenditure before purchases of telecommunications licences	2,418	2,356	2,481	2,578	2,645
Purchases of telecommunications licences	–	–	202	–	–
Cash outflow from total capital expenditure	2,418	2,356	2,683	2,578	2,645

[a]	Defined on pages 202 to 204.
[b]	Before specific items.

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Financial ratios

Year ended 31 March	2015	2014	2013	2012	2011
Return on capital employed[a]
Adjusted[b] – %	25.2	22.9	22.1	20.4	18.5
Reported – %	23.6	21.1	20.6	19.3	16.7
Interest cover[c]
Adjusted[b] – times	6.7	5.8	5.1	4.5	3.4
Reported – times	4.1	3.8	3.8	3.7	2.0
Net debt to adjusted EBITDA[b] – times	0.8	1.1	1.3	1.5	1.5
Capital expenditure[c] as a percentage of revenue[b] – %	13.0	12.8	13.3	13.4	12.8

[a]	The ratio is based on profit before taxation and net finance expense to capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.

Operational statisticsa

All values in thousands unless otherwise stated.

Year ended 31 March	2015	2014	2013	2012	2011
BT Global Services

Order intake (£m)	6,458	6,963	6,348	6,683	7,270

BT Business

Order intake (£m)	2,073	2,098	2,002	1,916	–

BT Consumer

Average revenue per user (ARPU)[b] (£)	415	391	365	343	326
Active lines	9,447	9,650	9,824	10,321	10,799
BT TV customers	1,142	1,002	810	707	575

BT Wholesale

Order intake (£m)	1,908	1,910	2,031	748	–

Openreach

Physical lines
Internal	12,243	12,697	13,214	14,128	15,356
External	4,472	4,544	5,088	5,192	5,191
Fully unbundled	8,587	7,846	6,702	5,631	4,266
Total physical lines	25,302	25,087	25,004	24,951	24,813

BT Group

Broadband lines
Total retail	7,713	7,281	6,704	6,280	5,691
BT Wholesale (external)	1,831	1,872	2,066	2,262	2,421
Openreach	9,761	9,302	8,859	8,253	7,608
Total broadband lines	19,305	18,455	17,629	16,795	15,720

Broadband market share
Total retail share of net asset additions[c]	51%	69%	51%	55%	51%
Total retail share of installed base	40%	39%	38%	37%	36%

Lines sold through BT lines of business[d]
Consumer	9,633	9,908	10,207	10,919	11,802
Business/corporate	3,503	3,784	4,165	4,551	4,917
Total exchange lines	13,136	13,692	14,372	15,470	16,719

[a]	Certain comparatives have been restated to present them on a consistent basis. These are aligned with our operational performance measures that we publish on a quarterly basis.
[b]	Rolling 12-month consumer revenue, less mobile POLOs, less BT Sport revenue from: satellite customers paying for the channels, our wholesale deals and from commercial premises. This is divided by average number of primary lines.
[c]	DSL and fibre excluding cable.
[d]	Lines sold through BT lines of business include analogue lines and digital channels sold through BT Global Services, BT Business, BT Consumer and BT Wholesale.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	209

Information for shareholders

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements which are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; revenue and revenue trends; EBITDA; free cash flow; capital expenditure; proposed acquisitions and related forecasts; shareholder returns including progressive dividends and share buyback; net debt; credit ratings; our group-wide restructuring programme, cost transformation plans and restructuring costs; investment in and roll out of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; our investment in TV, enhancing our TV service and BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband, and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from the proposed acquisition of EE, including revenue, operating cost and capital expenditure synergies; our plans and objectives following completion of the acquisition; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ ‘plans’, ‘strategy’, ‘future’, ‘likely’, ‘seeks’, ‘projects’, ‘estimates’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; external threats to cyber security, data or resilience; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the group-wide restructuring programme not being achieved; uncertainties and assumptions relating to the proposed EE acquisition, conditions of the acquisition (including regulatory approval) not being satisfied and the anticipated synergies, strategic benefits and return on investment not being realised; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our risks on pages 41 to 52. BT undertakes no obligation to update any forward-looking statements whether written or oral that may be made from time to time, whether as a result of new information, future events or otherwise.

210	BT Group plc
Annual Report 2015

Stock exchange listings

The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. Trading on the London Stock Exchange is under the symbol ‘BT.A’. American Depositary Shares (ADSs), each representing ten ordinary shares, have been issued by JPMorgan Chase & Co, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

Share and ADS prices

	Pence per ordinary share		US$ per ADS
	High pence	Low pence	High US$	Low US$
Financial years ended 31 March
2011	191.10	109.90	31.31	16.19
2012	232.10	161.00	36.89	25.69
2013	281.00	200.70	42.76	31.02
2014	418.10	265.70	69.75	40.70
2015	470.55	356.20	70.18	57.99
Financial year ended 31 March 2014
1 April – 30 June 2013	322.30	265.70	49.86	40.70
1 July – 30 September 2013	348.90	316.20	55.86	47.40
1 October – 31 December 2013	382.00	340.60	63.13	54.49
1 January – 31 March 2014	418.10	369.90	69.75	60.99
Financial year ended 31 March 2015
1 April – 30 June 2014	406.10	356.20	68.19	59.68
1 July – 30 September 2014	397.80	367.90	67.46	61.48
1 October – 31 December 2014	420.00	360.10	65.43	57.99
1 January – 31 March 2015	470.55	385.90	70.18	58.60
Months
November 2014	410.20	362.20	63.98	58.25
December 2014	420.00	397.40	65.43	61.92
January 2015	431.10	385.90	64.76	58.60
February 2015	460.00	413.10	70.08	62.24
March 2015	470.55	438.00	70.18	65.17
April 2015	467.60	441.40	71.51	65.65
1 May 2015	459.80	–	70.00	–

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange.

Fluctuations in the exchange rate between Sterling and the US Dollar affect the US Dollar equivalent of the Sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Background

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the Government sold all of its shareholding in British Telecommunications plc in three public offerings.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	211

Analysis of shareholdings at 31 March 2015

	Ordinary shares of 5p each
Range	Number of holdings	Percentage of total %	Number of shares held millions	Percentage of total %
1 – 399	354,114	39.69	73	0.87
400 – 799	236,217	26.47	131	1.56
800 – 1,599	170,855	19.15	191	2.28
1,600 – 9,999	125,118	14.02	381	4.55
10,000 – 99,999	4,754	0.53	90	1.07
100,000 – 999,999	647	0.07	244	2.91
1,000,000 – 4,999,999	503	0.06	3,244	38.74
5,000,000 and above[a,b,c,d]	30	0.00	4,019	48.00
Total[e]	892,238	100.00	8,373	100.00

[a]	40,567,778 shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]	Under the BT Group Employee Share Investment Plan, 61.2m shares were held in trust on behalf of 44,697 participants who were beneficially entitled to the shares. 396.1m shares were held in the corporate nominee BT Group EasyShare on behalf of 91,947 beneficial owners.
[c]	137.9m shares were represented by ADSs. An analysis by size of holding is not available for these.
[d]	1m shares were held as treasury shares.
[e]	9.65% of the shares were in 878,131 individual holdings, of which 59,001 were joint holdings, and 90.35% of the shares were in 14,108 institutional holdings.

As far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company, the operation of which may at a subsequent date result in a change in control of the company.

The company’s major shareholders do not have different voting rights to those of other shareholders.

At 1 May 2015, there were 8,373,227,252 ordinary shares outstanding, including 866,369 shares held as treasury shares. At the same date, approximately 13.7m ADSs (equivalent to 137.9m ordinary shares, or approximately 1.65% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 1,615 record holders of ADRs.

At 31 March 2015, there were 3,661 shareholders with a US address on the register of shareholders who in total hold 0.03% of the ordinary shares of the company.

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Dividends

A final dividend in respect of the year ended 31 March 2014 was paid on 8 September 2014 to shareholders on the register on 15 August 2014, and an interim dividend in respect of the year ended 31 March 2015 was paid on 9 February 2015 to shareholders on the register on 30 December 2014. The final proposed dividend in respect of the year ended 31 March 2015, if approved by shareholders, will be paid on 7 September 2015 to shareholders on the register on 14 August 2015.

The dividends paid or payable on BT shares and ADSs for the last five financial years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid, see Taxation of dividends on page 223. Dividends have been translated from Sterling into US Dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS
Financial years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$		Total US$
2011	2.40	5.00	7.40	0.240	0.500	0.740	0.366	0.777		1.143
2012	2.60	5.70	8.30	0.260	0.570	0.830	0.390	0.885		1.275
2013	3.00	6.50	9.50	0.300	0.650	0.950	0.451	0.994		1.445
2014	3.40	7.50	10.90	0.340	0.750	1.090	0.534	1.187		1.721
2015	3.90	8.50	12.40	0.390	0.850	1.240	0.573	–	[a]	–	[a]

[a]	Qualifying holders of ADSs on record as of 14 August 2015 are entitled to receive the final dividend which will be paid to ADS holders on 15 September 2015, subject to approval at the AGM. The US Dollar amount of the final dividend of 85 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 7 September 2015, the date of payment to holders of ordinary shares.

As dividends paid by the company are in Sterling, exchange rate fluctuations will affect the US Dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 225), or go to the Shareholder information page of our website.

Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Share buyback

Calendar month[a]	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares yet to be purchased under the AGM authority[b]
April 2014	nil	n/a	nil	726,434,300
May	22,753,900	381	22,753,900	703,680,400
June	16,083,700	392	16,083,700	687,596,700
July	12,000,000	381	12,000,000	780,000,000
August	nil	n/a	nil	780,000,000
September	nil	n/a	nil	780,000,000
October	nil	n/a	nil	780,000,000
November	10,008,300	373	10,008,300	769,991,700
December	3,549,900	411	3,549,900	766,441,800
January 2015	nil	n/a	nil	766,441,800
February	16,058,900	442	16,058,900	750,382,900
March	nil	n/a	nil	750,382,900
	80,454,700	396	80,454,700	750,382,900

[a]	Purchases made from 1 April 2014 to 16 July 2014 were made in accordance with a resolution passed at the AGM held on 17 July 2013. Own share purchases by BT from 17 July 2014 to 31 March 2015 were made in accordance with a resolution passed at the AGM on 16 July 2014.
[b]	Authority was given to purchase up to 788m shares on 17 July 2013 and 792m shares on 16 July 2014. These authorities expire at the close of the following AGM.

A total of 80m own shares were purchased during 2014/15. Of these, 25m shares were purchased for a total consideration of £101m (19m shares for a consideration of £76m under the authority given at the 2013 AGM and 6m shares for a consideration of £26m under the authority given at the 2014 AGM), and 55m shares were purchased by the BT Group Employee Share Ownership Trust for a consideration of £218m. Please see note 20 to the consolidated financial statements for further details.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	213

Dividend investment plan

Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market. Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
2010/11 interim	7 February 2011	185.89
2010/11 final	5 September 2011	164.64
2011/12 interim	6 February 2012	216.39
2011/12 final	3 September 2012	223.15
2012/13 interim	4 February 2013	265.01
2012/13 final	2 September 2013	339.38
2013/14 interim	3 February 2014	385.76
2013/14 final	8 September 2014	387.00
2014/15 interim	9 February 2015	436.92

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase & Co, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase & Co on +1 800 428 4237 (toll free within the US), or on written request to the ADR Depositary.

Total shareholder return

Total Shareholder Return (TSR) is the measure of the returns that a company has generated for its shareholders, reflecting both movement in the share price and dividends, which are assumed to be reinvested. We compare this against indexes for the UK market (FTSE100) and the European telecommunications sector (FTSEurofirst 300 Telco Index). BT’s TSR for 2014/15 was positive 18.9%, compared with the market which was positive 6.3% and the sector which was positive 31.8%. BT’s TSR performance in 2014/15 was mainly driven by the movement in the share price, which increased 15.4% from a closing price of 379.5p on 31 March 2014 to a closing price of 438.0p on 31 March 2015. Over the last five financial years BT’s TSR was positive 325.6%, compared with the market’s TSR of positive 42.4% and the sector’s TSR of positive 88.6%.

Find out more

You can find contact

details and other shareholder

information at

www.bt.com/investorcentre

214	BT Group plc
Annual Report 2015

Results announcements

Expected announcements of results:

Results for the 2015/16 financial year	Date[a]
1st quarter	31 July 2015
2nd quarter and half year	October 2015
3rd quarter and nine months	January 2016
4th quarter and full year	May 2016
Annual Report 2016 published	May 2016

[a]	Dates may be subject to change.

ShareGift

Small parcels of shares, which may be uneconomic to sell on their own, can be donated to ShareGift – the share donation charity (Registered Charity number 1052686). ShareGift transfers these holdings into their name, aggregates them, and uses the proceeds to support a wide range of UK registered charities based on donor suggestion. They can also accept larger donations of shares.

If you would like further details about ShareGift, please visit www.sharegift.org, email help@sharegift.org or telephone them on 020 7930 3737.

Exchange rates

BT publishes its consolidated financial statements expressed in Sterling. The following tables provide certain information concerning the exchange rates between Sterling and US Dollars based on the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2015	2014	2013	2012	2011
Period end	1.49	1.67	1.52	1.60	1.60
Average[a]	1.61	1.60	1.58	1.61	1.56
High	1.72	1.68	1.63	1.67	1.64
Low	1.47	1.48	1.49	1.53	1.43
[a] The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

	Month
	April 2015	March 2015	February 2015	January 2015	December 2014
High	1.55	1.54	1.55	1.56	1.57
Low	1.47	1.47	1.50	1.50	1.55

On 1 May 2015, the latest practicable date for this Annual Report, the Noon Buying Rate was US$1.51 to £1.00.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	215

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. A ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (ie in certificated form) or held in electronic (ie uncertificated) form in CREST (the electronic settlement system in the UK).

BT adopted new Articles of Association with effect from October 2009, largely to take account of changes in UK company law brought about by the Companies Act 2006 (2006 Act). Under that Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since October 2009, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect at the AGM. Under the 2006 Act, BT’s objects are unrestricted.

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decides otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if they or any person appearing to be interested in those shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and they or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice.

These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:

(i)	divide all or any of its share capital into shares with a smaller nominal value; and
(ii)	consolidate and divide all or part of its share capital into shares of a larger nominal value.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the Board considers that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

(i)	which is in favour of more than four joint holders; or
(ii)	unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it: the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 2001 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred giving reasons for its decision. This must be done as soon as possible and no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

(g) Untraced shareholders

BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been cashed and BT has not heard from the

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shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call a general meeting at any time and, under general law, must call one on a shareholders’ requisition. At least 21 clear days’ written notice must be given for every annual general meeting. For every other general meeting, at least 14 clear days’ written notice must be given. The Board can specify in the notice of meeting a time by which a person must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. The time specified must not be more than 48 hours before the time fixed for the meeting.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors’ remuneration

Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £65,000 a year and increasing by the percentage increase of the retail prices index (as defined by section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who: holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(i)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;
(ii)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;
(iii)	which involves: the giving of any security, guarantee or indemnity to the director or any other person for money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;
(iv)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT securities; or where the director will be involved in the underwriting or sub-underwriting;
(v)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company – these rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;
(vi)	relating to an arrangement for the benefit of BT employees or former BT employees or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;
(vii)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;
(viii)	relating to the giving of indemnities in favour of directors;
(ix)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and
(x)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the shareholders can, by passing an ordinary resolution, ratify any particular contract carried out in breach of those provisions.

Directors’ appointment and retirement

Under BT’s Articles there must be at least two directors, who manage the business of the company. The shareholders can vary this minimum and/or decide a maximum by ordinary resolution. The Board and the shareholders (by ordinary resolution) may appoint a person who is willing to be elected as a director, either to fill a vacancy or as an additional director.

At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, must retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

In addition to any power of removal under the 2006 Act, the shareholders can pass an ordinary resolution to remove a director, even though his or her time in office has not ended. They can elect a person to replace that director subject to the Articles, by passing an ordinary resolution. A person so appointed is subject to retirement by rotation when the director replaced would have been due to retire.

Directors’ borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intragroup among other things, at any time does not exceed £35bn. These borrowing powers may only be varied by amending the Articles.

(k) Sinking fund, liability to further calls and change of control

BT’s shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England and Wales. No shareholder is currently liable to make additional contributions of capital in respect of BT’s ordinary shares in the future. There are no provisions in the Articles or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

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(l) Disclosure of interests in shares

Under the Financial Services and Markets Act 2000 and the UK Disclosure and Transparency Rules there is a statutory obligation on a person who acquires or ceases to have a notifiable interest in the relevant share capital of a public company like BT to notify the company of that fact. The disclosure threshold is 3%. These Rules also deal with the disclosure by persons of interests in shares or debentures of companies in which they are directors and certain associated companies. Under section 793 of the 2006 Act (referred to in (a) above), BT may ascertain the persons who are or have within the last three years been interested in its shares and the nature of those interests. The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Material contracts

The contracts summarised below (not being entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by BT or another member of the group and are, or may be, material to the group or have been entered into by BT or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Definitions

The definitions from the shareholder circular apply to the following sections: Proposed acquisition of EE – summary of the principal terms, Profit estimate and profit forecast considered in the shareholder circular and Financial effects of the acquisition considered in the shareholder circular. For reference and understanding, we set out certain of these definitions below.

Acquisition: the proposed acquisition by BT of EE

Acquisition Resolution: the Resolution to approve the Acquisition and to grant the Directors specific authority to allot the Consideration Shares

Articles: the articles of association of BT in force from time to time

Board: the Directors of the Company from time to time

BT Pension Scheme: BT’s main defined benefit pension scheme

Buy-Back Resolution: the resolution to approve the buy-back of Ordinary Shares from Deutsche Telekom and/or Orange pursuant to the CP Contracts

CP Contracts: the DT CP Contract and Orange CP Contract

Company: BT Group plc

Completion: completion of the Acquisition pursuant to the terms of the Share Purchase Agreement

Conditions: the conditions to Completion as set out in the Share Purchase Agreement

Consideration Shares: the Ordinary Shares to be issued by the Company to the Sellers pursuant to the Share Purchase Agreement

Directors or Board of Directors: the directors of the Company whose names appear in the section in the shareholder circular entitled Directors, Company Secretary, Registered Office and Advisers

Enlarged Group: the Company and its subsidiaries and subsidiary undertakings, including EE and its subsidiaries and subsidiary undertakings, after the Acquisition and from time to time thereafter

Financial Investor: a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

General Meeting: the general meeting of the Company held at 10.00 am on 30 April 2015 to approve the Resolutions

Long Stop Date: 5 August 2016

Ordinary Shares: the ordinary shares of nominal value 5 pence each in the capital of the Company, including, if the context requires, the Consideration Shares

Regulations: the Uncertificated Securities Regulations 2001 of the United Kingdom

Resolutions: the Resolutions set out in the Notice of General Meeting

Sellers: Deutsche Telekom and Orange

Shareholder: a holder of Ordinary Shares and “Shareholders” shall be construed accordingly

Sponsor: JP Morgan Cazenove

Transaction Documents: the Share Purchase Agreement, the Relationship Agreement, the Standstill and Lock-up Agreement and the CP Contracts

Proposed acquisition of EE – summary of the principal terms

Share Purchase Agreement

On 5 February 2015, the Share Purchase Agreement was entered into between the Company, the Sellers, who hold 100% of the issued share capital of EE on a combined basis, Deutsche Telekom AG as guarantor of Deutsche Telekom and Orange SA as guarantor of Orange. Pursuant to the Share Purchase Agreement, the Sellers have conditionally agreed to sell, and the Company has conditionally agreed to acquire, the entire issued share capital of EE.

1. Purchase price

1.1 Consideration adjustments

Under the terms of the Share Purchase Agreement, BT will purchase the entire issued share capital of EE for a purchase price equivalent to £12.5 billion on a debt and cash free basis. The purchase price to be paid is subject to customary post-Completion adjustments to reflect the debt, cash, working capital and capex position of EE at Completion. Based upon EE’s net debt as at 31 December 2014, adjusted for estimated other debt-like items, the consideration payable by BT will be satisfied by:

(a)	the issue to Deutsche Telekom of around 1.2 billion new Ordinary Shares, equivalent to 12% of BT’s share capital on an enlarged basis post-Acquisition;
(b)	a residual cash payment to Deutsche Telekom of around £200 million based upon a reference price of 411.5 pence per Ordinary Share, being the closing price on 4 December 2014 (subject to further variation in accordance with the cap and collar protection mechanism described below);
(c)	the issue to Orange of around 0.4 billion new Ordinary Shares, equivalent to 4% of BT’s share capital on an enlarged basis post-Acquisition; and
(d)	a residual cash payment to Orange of around £3.4 billion based upon a reference price of 411.5 pence per Ordinary Share (subject to further variation in accordance with the cap and collar protection mechanism described below).

The Consideration Shares will be issued at Completion, credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends, distributions or any return of capital declared, made or paid after Completion.

1.2 Cap and collar mechanism

The Share Purchase Agreement contains a cap and collar protection mechanism which provides for an adjustment to the cash element of the consideration where there is a movement in the price of an Ordinary Share (measured by reference to the average Ordinary Share price in the 15 trading days before the date which is five Business Days before Completion) from the reference price set out above, subject to:

(a)	a minimum share price per Ordinary Share of approximately 395.0 pence (being 4% below the reference price). A share price below this level would not result in further adjustment to the cash consideration and therefore the value of the Acquisition would fall below £12.5 billion; and
(b)	a maximum share price per Ordinary Share of approximately 428.0 pence (being 4% above the reference price). A share price above this level would not result in further adjustment to the cash

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consideration and therefore the value of the Acquisition would increase above £12.5 billion.

If the cash element of the consideration due to Deutsche Telekom is estimated to be less than zero at Completion (as a result of EE’s estimated adjusted net debt position as at Completion), BT can reduce the number of Ordinary Shares to be issued to Deutsche Telekom by such number as results in the cash consideration payable to Deutsche Telekom then being as near as possible to zero. In such circumstances, Deutsche Telekom would then receive less than 12% of BT’s enlarged issued share capital as a result of the Acquisition.

2. Conditions

Completion is conditional upon satisfaction or, where capable of being waived, waiver of the following Conditions prior to the Long Stop Date (or such later date as the parties may agree):

(a)	passing the Acquisition Resolution;
(b)	allotment of the Consideration Shares to the Sellers, subject only to their admission to listing and trading;
(c)	the UK Listing Authority having approved the admission of the Consideration Shares to the Official List and the London Stock Exchange having approved admission of the Consideration Shares to trading with effect from Completion;
(d)	clearance of the Acquisition by the CMA, meaning:
(i)	clearance of the Acquisition by the CMA at Phase 1 unconditionally, or conditionally on BT giving remedies, which are at BT’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or
(ii)	clearance of the Acquisition by the CMA at Phase 2 unconditionally, or conditionally on BT giving remedies, which are to be agreed by BT acting reasonably and in co-ordination and consultation with the Sellers, provided that BT shall not be required to give any remedy which would have a material adverse effect on BT or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;
(e)	or, if the Acquisition is referred to the European Commission, clearance of the Acquisition by the European Commission, meaning;
(i)	clearance of the Acquisition by the European Commission under Article 6(1)(b) of the European Union Merger Regulation unconditionally, or conditionally on BT giving remedies, which are at BT’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or
(ii)	clearance of the Acquisition by the European Commission under Article 8(1) or 8(2) of the European Union Merger Regulation unconditionally, or conditionally on BT giving remedies, which are to be agreed by BT acting reasonably and in co-ordination and consultation with the Sellers, provided that BT shall not be required to give any remedy which would have a material adverse effect on BT or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;
(f)	no EE material adverse change having occurred; and
(g)	no BT material adverse change having occurred.

If the Acquisition Resolution is approved at the General Meeting and each of the other Conditions is satisfied (or, where capable of being waived, waived) prior to the Long Stop Date (or such later date as the parties may agree), the Company will be contractually obliged to proceed to Completion unless the Share Purchase Agreement is otherwise terminated.

BT expects the Acquisition to complete before the end of BT’s 2015/16 financial year (on 31 March 2016).

3. Pre-Completion undertakings

3.1 BT

BT has agreed that until Completion or earlier termination of the Share Purchase Agreement, it shall:

(a)	ensure at all times that its shares are admitted to the Official List and to trading on the London Stock Exchange;
(b)	not undertake any share issuance or create any right to subscribe for any Ordinary Shares or share capital, or issue or create any right to subscribe for any other securities or equity interests convertible into Ordinary Shares or share capital (save in connection with any existing BT employee share plans);
(c)	not announce, authorise, declare, make or pay any dividend other than ordinary course dividends payable in cash in accordance with its announced dividend policy;
(d)	not implement any share buy-back or other return of capital, except in accordance with its existing ordinary course share buy-back programme;
(e)	not implement any reorganisation or other demerger or spin-off;
(f)	not take any other action which would affect the number of Ordinary Shares in issue or make any other shareholder distribution of income or capital or similar arrangement (other than the exceptions outlined above); or
(g)	subject to customary exceptions, not solicit any takeover offer for BT or any similar transaction which would materially prejudice the likelihood of Completion.

As a result of the undertakings described above, BT will be unable to access the equity capital markets to raise additional capital until Completion or earlier termination of the Share Purchase Agreement.

3.2 EE

The Sellers have agreed that until Completion or earlier termination of the Share Purchase Agreement, they shall procure that EE:

(a)	carries on its business in the ordinary course and exercises such rights as it has to procure that the affairs of MBNL are carried on in the ordinary course; and
(b)	does not, without the prior consent of BT (except in relation to certain projects of EE agreed with BT around the time of entry into the Share Purchase Agreement):
(i)	make any material acquisitions or disposals of assets or properties;
(ii)	enter into or alter any material contracts except in the ordinary course of business;
(iii)	enter into or alter any existing material arrangements with the Sellers’ Groups;
(iv)	incur any new material indebtedness or incur any new material guarantee obligations or, except in the ordinary course, indemnity obligations;
(v)	agree to any change in the terms of the existing investment strategy or, except in limited circumstances, the funding basis of the EE defined benefit pension scheme;
(vi)	agree any surrender of, or take any action which could prejudice the use of, the EE Group’s tax losses;
(vii)	enter into or settle any material litigation or other material dispute;
(viii)	acquire any wireless spectrum;
(ix)	make any fundamental changes to the network technologies or principal billing systems of the EE Group; and/or
(x)	perform a number of further customary actions, including: changing the material general terms of employment of its employees; adopting or materially amending any employee benefit, bonus or profit sharing scheme; materially changing its pension and retirement arrangements for employees; declaring a dividend (except in accordance with EE’s 2015 budget) which would result in the Deutsche Telekom cash consideration resulting from the Aquisition being less than zero; issuing or encumbering shares; or making changes to its accounting policies, constitutional documents or corporate group structure.

The Sellers have also agreed to customary standstill provisions prohibiting acquisitions of Ordinary Shares or the making of any takeover offer for BT prior to Completion, from which point the terms of the Relationship Agreement and Standstill and Lock-up Agreement shall apply.

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4. Seller Warranties, Indemnities and Covenants

4.1 Warranties

The Share Purchase Agreement contains customary warranties given by the Sellers, including in relation to authorisations, valid obligations, filings and consents for the entry of the Sellers into the Transaction Documents, and including in relation to the EE Group, its share capital, accounts and financial condition, material licences and approvals, compliance with laws, condition and sufficiency of its network and assets, tax, material contracts, related party arrangements, litigation, IP and IT systems, employees and benefit arrangements, pension schemes, real estate and ownership and conduct of the MBNL joint venture arrangement.

4.2 Indemnities

The Sellers have also agreed, amongst other things, to indemnify BT in the event that BT suffers loss as a result of certain regulatory fines being levied against BT or the EE Group, and against losses suffered by BT or the EE Group as a result of certain other investigations and disputes.

The warranties and indemnities given by the Sellers are subject to customary financial and other limitations.

4.3 Covenants

The Share Purchase Agreement contains customary covenants restricting the Sellers from competing with EE’s business for a period of three years following Completion (subject to customary exceptions for existing businesses and financial investments) and from soliciting employees of the EE Group for a period of two years following Completion (subject to customary exceptions).

The Share Purchase Agreement also contains a customary tax covenant in respect of liability for taxes due pre and post-Completion.

5. Company Warranties and Indemnity

The Share Purchase Agreement contains warranties given by the Company as to, amongst other things, its capacity and authority to enter into and perform its obligations under the Transaction Documents, compliance by the Company in all material respects with certain laws and regulations, the availability of financing for the cash element of the consideration for the Acquisition, the accuracy of its public filings, and there having been no material adverse change to its financial position since its last accounts date.

BT also agrees that it will indemnify the Sellers in the event that they suffer loss as a result of BT having taken certain actions in respect of the EE defined benefit pension scheme or the BT defined benefit pension scheme (but in relation to the BT Pension Scheme, only where Deutsche Telekom is identified as being connected to BT by virtue of the appointment of a Director to the Board by the Deutsche Telekom Group).

The warranties and indemnity given by BT are subject to customary financial and other limitations.

6. Other undertakings

Prior to Completion, the Sellers and BT will agree the scope and terms of any transitional services arrangements required after Completion, with a view to entering into separate transitional services agreements between EE, BT and each of the Sellers at Completion. The purpose of these transitional services agreements is to document any services that are currently provided by a party (or a member of its group) and that the recipient of those services wishes to continue to receive for a transitional period from Completion. Any services that a service recipient elects to continue to receive from Completion will be provided on the current terms or agreement applicable to the provision and receipt of those services. Unless otherwise agreed, the maximum term of each service will be between six and 18 months depending on the type of service.

Each Seller, as applicable, will procure that EE can continue to benefit from an existing Orange or T-Mobile brand licence for three calendar months following Completion. Prior to the date falling three calendar months after Completion, the Sellers (or the relevant members of their groups), BT, and EE will agree appropriate conditions for the continued use of the Orange or T-Mobile (as applicable) brands by EE following that date until the date falling 36 months (in the case of the T-Mobile brand) and 33 months (in the case of the Orange brand) thereafter. Such agreement will include appropriate modifications to the existing brand licences to reflect the change in ownership of EE, and continued

use of the brands will be for the purpose of an orderly wind-down and extraction of the Orange and T-Mobile brands from EE’s business and subject to the continued payment of royalties.

BT has also undertaken to Deutsche Telekom AG to provide, from Completion, a back-to-back guarantee of Deutsche Telekom AG’s guarantee to Hutchison, to a maximum value of £750 million. Deutsche Telekom AG’s existing arrangement guarantees EE’s obligations in respect of any liability incurred by EE under the MBNL joint operation.

7. Guarantee

Deutsche Telekom AG has agreed to guarantee the performance by Deutsche Telekom, and Orange S.A. has agreed to guarantee the performance by Orange, of their respective obligations under the Share Purchase Agreement.

8. Break fee

If the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result, then BT shall pay a break fee of £250 million (in aggregate) to Deutsche Telekom and Orange.

9. Termination

In the event that the Conditions are not satisfied or, where capable of being waived, waived by the Long Stop Date (or such later date as the parties may agree), including where any remedies required by the CMA in order to obtain merger clearance are not reasonable, the Share Purchase Agreement will automatically terminate.

BT may terminate the Share Purchase Agreement prior to the Long Stop Date if the Acquisition Resolution is not approved.

The Sellers are entitled to terminate the Share Purchase Agreement prior to the Long Stop Date if the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result.

10. Costs

The Company and the Sellers have each agreed to pay the costs and expenses incurred by them in connection with the preparation, negotiation, entering into and completion of the Transaction Documents and any other agreements in respect of the Acquisition. BT has agreed to bear any stamp duty or other transfer taxes in respect of the transfer of the shares of EE.

Relationship Agreement

1. Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom

At Completion, BT will enter into the Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom, which will regulate aspects of the ongoing relationship between BT, Deutsche Telekom AG and the Deutsche Telekom Group.

The Relationship Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities or (b) the Deutsche Telekom Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

The Relationship Agreement will contain, among other things, undertakings from Deutsche Telekom AG that for such period as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT:

(i)	transactions and arrangements between BT and the Deutsche Telekom Group will be entered into on an arm’s length basis and on normal commercial terms;
(ii)	neither it nor any member of the Deutsche Telekom Group will take any action that would have the effect of preventing BT from complying with its obligations under the Listing Rules; and

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(iii)	neither it nor any member of the Deutsche Telekom Group will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules (the “Independence Provisions”).

Deutsche Telekom AG undertakes to procure the compliance of its group members with the Independence Provisions.

2. Standstill Provisions

The Relationship Agreement will contain standstill provisions pursuant to which Deutsche Telekom AG undertakes on behalf of itself and the Deutsche Telekom Group for a period of three years from the date of the Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12% of Ordinary Shares in issue at any time;
(ii)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of BT;
(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of Shareholders; or
(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include circumstances:

(i)	where the Deutsche Telekom Group acquires an interest in any shares or other securities of BT from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15% of the Ordinary Shares in issue;
(ii)	where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;
(iii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and
(iv)	where BT makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

Under the Relationship Agreement, Deutsche Telekom AG undertakes, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of BT) any Shares in excess of 15% of the Ordinary Shares in issue (the “Excess Shares”), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board of Directors of BT on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30% or more of the voting rights of BT and on all special resolutions of BT. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a “Disposal”). The exceptions include:

(i)	where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;
(ii)	any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Relationship Agreement; and
(iii)	any sale of shares via any single off-market trade to a Financial Investor of no more than 5% each of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than 5% each at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Relationship Agreement.

4. DT CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members in accordance with paragraph 3(iii) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the DT CP Contract.

Pursuant to the DT CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the Ordinary Shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The DT CP Contract will terminate 18 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Orange and Orange SA, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. In addition, BT has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned. After expiry of the lock-up period described above, the Deutsche Telekom Group will be free to dispose of its shareholding in BT without further restriction.

A copy of the DT CP Contract will be available for inspection at the Company’s registered office not less than 15 days before the date of the General Meeting.

5. Rights of Deutsche Telekom AG

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Deutsche Telekom Representative Director”) to the Board for so long as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT (provided that, if the shareholding is reduced below 10% as a result of a non-pre-emptive share issuance by BT, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least 8% of BT’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group

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must top up to 10% within 12 months or the right will lapse). Any such appointment shall be made in consultation with the BT Nominating & Governance Committee and the appointee must be approved by the BT Chairman (such approval not to be unreasonably withheld or delayed).

The Relationship Agreement provides for the establishment of a new committee of BT (the “Conflicted Matters Committee”) which shall assess whether and to what extent the Board papers and Board meetings of BT are likely to consider or refer to any matter in respect of which the Conflicted Matters Committee believes that either:

(i)	BT and the Deutsche Telekom Group are competitors; or
(ii)	there is an actual or potential conflict of interest between BT and the Deutsche Telekom Group (a “Conflicted Matter”).

The Conflicted Matters Committee shall comprise of at least three members including at all times the Secretary to the Board, the Head of Competition and Regulatory Law and the Director of Governance. The Deutsche Telekom Representative Director shall not be a member of the Conflicted Matters Committee. The Deutsche Telekom Representative Director shall not attend any Board meeting of BT unless a senior compliance officer of Deutsche Telekom AG has received prior confirmation that the Conflicted Matters Committee has considered whether such attendance raises any concerns in relation to a Conflicted Matter. In the event that the Conflicted Matters Committee has a serious or immediate concern in relation to a Conflicted Matter, the Deutsche Telekom Representative Director shall not attend any Board meetings in relation to the Conflicted Matter and shall not receive any information in relation to the Conflicted Matter.

Deutsche Telekom AG is also entitled to receive, subject to compliance by BT with its legal and regulatory obligations, such financial or other information in relation to the BT Group as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Standstill and Lock-up Agreement with Orange SA and Orange

1. Standstill and Lock-up Agreement

At Completion, BT will enter into a Standstill and Lock-up Agreement with Orange SA and Orange, which will regulate the ability of the Orange Group to deal in shares and other securities of BT. The Standstill and Lock-up Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities or (b) the Orange Group ceases to be interested in more than 3% of the issued ordinary share capital of BT.

2. Standstill Provisions

The Standstill and Lock-up Agreement will contain standstill provisions pursuant to which Orange SA will undertake on behalf of itself and its group for a period of three years from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Orange Group and its concert parties increases above 4% of Ordinary Shares in issue at any time;
(ii)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of BT;
(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or
(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include:

(i)	where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;
(ii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and
(iii)	where BT makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in BT.

3. Lock-up Provisions

The Standstill and Lock-up Agreement will contain lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal (as defined in 3. Lock-up Provisions on page 220 above). The exceptions include:

(i)	any Disposal to the Deutsche Telekom Group;
(ii)	where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;
(iii)	any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Standstill and Lock-up Agreement;
(iv)	any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Standstill and Lock-up Agreement; and
(v)	if the Orange Group owns 2% or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

4. Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, in accordance with paragraph 3(iv) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the Orange CP Contract.

Pursuant to the Orange CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The Orange CP Contract will terminate 12 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14% of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. After expiry of the lock-up period described above, the Orange Group will be free to dispose of its shareholding in BT without further restriction.

A copy of the Orange CP Contract will be available for inspection at the Company’s registered office not less than 15 days before the date of the General Meeting.

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Profit estimate and profit forecast considered in the shareholder circular

Introduction

On 1 April 2015 we published a shareholder circular in relation to our proposed acquisition of EE. In this, we provided information relating to our 2014/15 profit estimate and our 2015/16 profit forecast. This information confirmed our outlook as stated on 30 January 2015, when we published our unaudited results for the third quarter and nine months to 31 December 2014.

In this we included the following statement:

We expect adjusted EBITDA of £6.2 billion – £6.3 billion in 2014/15 with further growth in 2015/16.

The 2014/15 profit estimate and the 2015/16 profit forecast do not take into account any impact of the proposed acquisition of EE. We have reproduced below the basis of preparation of the profit estimate and profit forecast as it was set out in the shareholder circular.

Basis of preparation

Both the 2014/15 profit estimate and the 2015/16 profit forecast were prepared on a basis consistent with the current accounting policies of BT which are in accordance with IFRS as adopted by the European Union and in accordance with IFRS issued by the International Accounting Standards Board, and are expected to be applicable for the years to 31 March 2015 and 2016.

The directors prepared the 2014/15 profit estimate based upon the unaudited published results for the nine months ended 31 December 2014, the unaudited management accounts for the two months ended 28 February 2015 and a forecast of the results for the month to 31 March 2015.

The directors prepared the 2015/16 profit forecast based on a forecast of the results for the period to 31 March 2016.

Assumptions

The 2015/16 profit forecast has been prepared on the basis of the following assumptions during the forecast period.

Factors outside the influence or control of the directors:

(a)	there will be no material change in the political and/or economic environment that would materially affect the group;
(b)	there will be no material change in market conditions in relation to customer demand or the competitive environment;
(c)	there will be no material change in legislation or regulatory requirements impacting on the group’s operations or its accounting policies;
(d)	there will be no business disruptions that materially affect the group, its customers or operations, including natural disasters, acts of terrorism, cyber attack and/or technological issues or supply chain disruptions;
(e)	foreign exchange rates will be an average US$: Pounds Sterling exchange rate of US$1.50: £1 and an average Euro: Pounds Sterling exchange rate of €1.35: £1;
(f)	there will be no material technological developments in the telecommunications market that disrupt the group’s core services;
(g)	there will be no industrial action;
(h)	there will be no material fluctuation in the level of the IAS 19 accounting pension deficit and associated income statement charge; and
(i)	there will be no material change in the management or control of the group.

Factors within the influence or control of the directors:

(a)	there will be no material acquisitions or disposals;
(b)	there will be no material change in the existing operational strategy of the Group; and
(c)	there are no material strategic investments over and above those currently planned.

Our actual adjusted EBITDA for 2014/15 was £6,271m.

Financial effects of the acquisition considered in the shareholder circular

Introduction

The Board believes that the proposed acquisition of EE (the ‘Acquisition’) will generate considerable value for shareholders, with significant cost savings as well as revenue synergies. We have reproduced below the information relating to cost savings and revenue synergies that was set out in the shareholder circular.

Adjusting for the net present value of operating cost and capex synergies, the Acquisition values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF.a The Acquisition is expected to be accretive to FCF per Ordinary Share from the first full year post-Completion.b As a result of EE’s high amortisation and depreciation charge, the Acquisition is expected to be accretive to Adjusted EPS one year later.c

The cash return on investment is expected to comfortably exceed BT’s cost of capital in the third year post-Completion on the basis of estimated synergies and integration costs.

Cost savings

The Acquisition is expected to generate significant operating cost savings and additional capex savings. Together these are expected to reach approximately £360 million per annum in the fourth full year post-Completion. Integration costs to achieve these savings are expected to be around £600 million. The savings are equivalent to a net present value of around £3.5 billion before integration costs or around £3.0 billion after integration costs.

Both BT and EE have a proven track record in delivering transformation with strong financial results. BT brings its tried and tested approach to cost transformation, which uses forensic analysis to redesign processes to remove inefficiency, reduce the cost of failure and improve customer experience. EE has demonstrated its ability to deliver post-transaction synergies ahead of initial expectations following its creation by the merger of the Orange Group’s UK business and the Deutsche Telekom Group’s UK business. BT is confident it can use the combined experience to unlock significant synergies across the Enlarged Group.

The operating cost and capex savings are expected to be achieved as follows:

•	commercial savings with an annual run-rate of approximately £70 million from consolidating sales and marketing operations, procurement efficiencies and simplifying digital platforms and the brand portfolio;
•	IT savings with an annual run-rate of approximately £90 million through consolidating IT systems and insourcing activities;
•	network savings with an annual run-rate of approximately £80 million through integrating some network elements and insourcing certain activities; and
•	operational savings with an annual run-rate of approximately £120 million from consolidating head office functions, rationalising property and realising scale economies in customer service operations.

Revenue synergies

BT expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes selling BT’s broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT also expects to accelerate the sale of converged fixed-mobile services to its existing consumer and business customers and offer new services, using both companies’ product portfolios, skills and networks. BT expects revenue synergies, over and above the revenue it had expected to be generated from its standalone mobile strategy, to have a net present value of around £1.6 billion. The revenue synergies are expected on a recurring basis, reaching a run-rate level in the fourth year post-Completion.

[a]	The multiples are calculated based on: an Acquisition price of £12.5 billion less the NPV of the operating cost and capex synergies after integration costs of approximately £3.0 billion; and EE Adjusted EBITDA for the twelve months to 31 December 2014 of £1,589 million and OpFCF for the twelve months to 31 December 2014 of £993 million (both adjusted to remove management and brand fees of £146 million, restructuring costs of £77 million and exceptional expenses of £336 million), as reported in EE’s results for the year ended 31 December 2014.
[b]	After operating cost and capex synergies and before integration costs.
[c]	After operating cost and capex synergies and before integration costs, and excluding purchase accounting adjustments relating to the Acquisition. This statement regarding earnings enhancement is not intended to be a profit forecast and should not be interpreted to mean that the earnings per Ordinary Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

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The synergies, cost savings and integration costs described above reflect both the beneficial elements and the relevant costs and are contingent on the Acquisition and could not be achieved independently.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including: US expatriates; insurance companies; tax-exempt organisations; banks; regulated investment companies; financial institutions; securities broker-dealers; traders in securities who elect a mark-to-market method of accounting; persons subject to alternative minimum tax; investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT; persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction; persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation; or persons whose functional currency is not the US Dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.

For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States; a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to US federal income taxation regardless of its sources, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom-United States Convention relating to estate and gift taxes, and (iii) the United Kingdom-United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should consult their own tax advisers as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes. Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession or vocation in the UK through a branch or agency, or, in the case of a company, a permanent establishment in the UK, the holder should not be liable for UK tax on dividends received in respect of ordinary shares and/or ADSs.

For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US Dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts Sterling into US Dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert Sterling into US Dollars on the date of receipt generally will have a tax basis in Sterling equal to their US Dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of Sterling generally will be US source ordinary income or loss. In addition, in a situation where US holders receive distributions of previously taxed earnings and profits, foreign currency gain or loss will generally be recognised as the same source as the associated income included under Subpart F rules for US federal income tax purposes. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.

For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and generally will constitute ‘passive income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a Dollar for Dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.

There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum of 20%) in respect of qualified dividend income received in taxable years beginning 1 January 2013. There could also be a 3.8% net investment income tax on dividends to individuals with income above a certain amount. This also began in 2013. For these purposes, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares or ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax adviser regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains

Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for UK tax purposes in the UK or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the UK through a branch, agency, or in the case of a company, a permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for the purposes of that trade, profession or vocation, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK or is Treaty non-resident at the time of disposal.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US

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Holder’s adjusted tax basis (determined in US Dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

A US Holder’s tax basis in an ordinary share will generally be its US Dollar cost. The US Dollar cost of an ordinary share purchased with foreign currency will generally be the US Dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Passive foreign investment company status

A non-US corporation will be classified as a passive foreign investment company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the tax year ended 31 March 2015. If BT were to become a PFIC for any tax year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisers regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are US persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not US persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of or an agreement to transfer an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax (SDRT) at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee for, a person whose business is or includes the provision of clearance services or to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person (including recognised market makers, brokers and dealers) may not be liable to stamp duty or SDRT or may, although not liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid (otherwise than as a result of a specific exemption, deduction, exclusion, credit or allowance).

Further note on certain activities

During 2014/15, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other CPs, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law. Our disclosures for 2014/15, are below.

BT has a contract in place with Telecommunication Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK. These payments are subject to HM Treasury approval.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT of €384,120 to carry out the phase 2 work. We continue to explore whether the amount can be refunded.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	225

Limitations affecting security holders

There are no government laws, decrees, regulations, or other UK legislation which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company except as otherwise described in Taxation (US Holders).

There are no limitations under UK law restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street NE, Washington, DC 20549, US.

These reports may be accessed via the SEC’s website at www.sec.gov

Publications

BT produces a series of reports on the company’s financial, compliance, and social and environmental performance.

Document	Publication date
Notice of meeting	May
Annual Report & Form 20-F	May
Delivering our purpose report	May
EAB Annual Report	May
Expected quarterly results releases	July, October, January and May
Current Cost Financial Statements	July
The Way We Work, a statement of business practice

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or contact our Registrars in the UK, at the address opposite.

Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings) can be accessed online at www.bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our independently verified sustainability report at www.bt.com/deliveringourpurpose

Electronic communication

Shareholders can choose to receive their shareholder documents electronically rather than by post.

Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our website at www.bt.com/investorcentre for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors, financial analysts, industry analysts and journalists.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact our Registrars, Equiniti, at the address below. Equiniti maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Shareholder Helpline

Tel: Freefone 0808 100 4141

Fax: 01903 833371

Textphone: Freefone 0800 169 6907

From outside the UK:

Tel: +44 121 415 7178

Fax: +44 1903 833371

Textphone: +44 121 415 7028

https://help.shareview.co.uk

The Registrar	ADR Depositary
Equiniti	JPMorgan Chase & Co
Aspect House	PO Box 64504
Spencer Road	St Paul, MN 55164-0854, US
Lancing	Tel: +1 800 990 1135 (General)
West Sussex	or +1 651 453 2128
BN99 6DA	(From outside the US)
www.equiniti.com	or +1 800 428 4237
(Global Invest Direct) email:
jpmorgan.adr@wellsfargo.com www.adr.com

General enquiries

BT Group plc

BT Centre

81 Newgate Street

London EC1A 7AJ

United Kingdom

Tel: 020 7356 5000

From outside the UK:

Tel: +44 1793 596 931

Institutional investors, financial and industry analysts

Institutional investors and financial analysts may contact BT Investor Relations on:

Tel: 020 7356 4909

email: ir@bt.com

Industry analysts and consultants may contact BT Analyst Relations on:

Tel: 020 7356 4909

email: industryenquiry@bt.com

Find out more

An online version of this document is	A full list of BT contacts and an	For more information
available at	electronic feedback facility	about BT visit
www.bt.com/annualreport	are available at	www.bt.com/investorcentre
www.bt.com/talk

226	BT Group plc
Annual Report 2015

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes. None of the websites referred to in this Annual Report 2015, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

1	Identity of directors, senior management and advisers	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Financial highlights	7
		Group performance
		Group financial results	79
		Selected financial data	205
		Information for shareholders
		Exchange rates	214
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company

4A	History and development of the company	How our lines of business performed[a]	8
		Information for shareholders
		Background	210
		Group performance
		Capital expenditure	88
		General information
		Capital management and funding policy	132
4B	Business overview	Key performance indicators	6
		Our purpose	21
		Our goal	21
		Our strategy	21
		Information for shareholders
		Financial effects of the acquisition considered in the shareholder circular	222
		Our networks and physical assets	33
		Research and development	34
		Brand and reputation	34
		Our lines of business	54
		Stakeholders and relationships
		Our suppliers	36
		Human Rights	37
		Our relationship with HM Government	38
		Regulation	38
		Consolidated financial statements
		Notes to the consolidated financial statements
		Segment information	155
		Financial and operational statistics
		Operational statistics	208
		Information for shareholders
		Cautionary statement regarding forward-looking statements	209
		Further note on certain activities	224
4C	Organisational structure	Operating Committee	26
		Our business model	28
		Our lines of business	54
		Subsidiary undertakings	199
4D	Property, plants and equipment	Our networks and physical assets
		Properties	33
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	168
		Financial and operational statistics
		Financial statistics	207

5	Operating and financial review and prospects

5A	Operating results	Our lines of business	54
		Group performance[b]	80

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	227

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

		Delivering societal and environmental benefits	90
		Alternative performance measures	202
Information for shareholders
		Cautionary statement regarding forward-looking statements	209
5B	Liquidity and capital resources	Group performance[b]	80
Information for shareholders
		Cautionary statement regarding forward-looking statements	209
		Consolidated financial statements Notes to the consolidated financial statements Loans and other borrowings Financial instruments and risk management Financial commitments and contingent liabilities	183 187 194
5C	Research and development, patents and licences	Research and development Financial and operational statistics Financial statistics	34 207
5D	Trend information	Group performance[b] Selected financial data Information for shareholders Cautionary statement regarding forward-looking statements	80 205 209
5E	Off-balance sheet arrangements	General information Off-balance sheet arrangements	133
5F	Tabular disclosure of contractual obligations	Group performance Contractual obligations and commitments	90

6	Directors, senior management and employees

6A	Directors and senior management	Board of Directors The Board	96 98
6B	Compensation	Reports of the Board committees Report on Directors’ Remuneration Consolidated financial statements Notes to the consolidated financial statements Retirement benefit plans Share-based payments	111 172 180
6C	Board practices	Board of Directors The Board Reports of the Board committees Report on Directors’ Remuneration	96 98 111
6D	Employees	Our people Group performance Income statement Operating costs Consolidated financial statements Notes to the consolidated financial statements Employees	30 82 160
6E	Share ownership	Reports of the Board committees Report on Directors’ Remuneration Consolidated financial statements Notes to the consolidated financial statements Share-based payments	111 180

7	Major shareholders and related party transactions

7A	Major shareholders	Shareholders and Annual General Meeting Relations with shareholders Substantial shareholdings Information for shareholders Analysis of shareholdings at 31 March 2015	135 211
7B	Related party transactions	Directors’ information Interest of management in certain transactions Consolidated financial statements Notes to the consolidated financial statements Related party transactions	131 193
7C	Interests of experts and counsel	Not applicable

228	BT Group plc
Annual Report 2015

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

8	Financial information

8A	Consolidated statements and other financial information	See Item 18 below
		General information
		Legal proceedings	133
		Group performance
		Dividends	84
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	194
		Information for shareholders
		Dividends	212
		Articles of Association (Articles)
		Dividends	215
8B	Significant changes	Directors’ information
		Going concern	130

9	The offer and listing

9A	Offer and listing details	Information for shareholders
		Stock exchange listings
		Share and ADS prices	210
9B	Plan of distribution	Not applicable
9C	Markets	Information for shareholders
		Stock exchange listings	210
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information

10A	Share capital	Not applicable
10B	Memorandum and articles of association	Information for shareholders
		Articles of Association (Articles)	215
10C	Material contracts	Information for shareholders
		Material contracts	217
10D	Exchange controls	Information for shareholders
		Limitations affecting security holders	225
10E	Taxation	Information for shareholders
		Taxation (US Holders)	223
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Information for shareholders
		Documents on display	225
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements
		Significant accounting policies
		Financial instruments	154
		Notes to the consolidated financial statements
		Financial instruments and risk management	187

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	229

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page

15	Controls and procedures

General information

    US Regulation

        US Sarbanes-Oxley Act of 2002

        Disclosure controls and procedures

        Internal control over financial reporting

Report of the independent auditors – Consolidated

    financial statements

    United States opinion

			131 131 132 143

16A	Audit committee financial expert	General information US Regulation US Sarbanes-Oxley Act of 2002	131
16B	Code of ethics	General information US Regulation US Sarbanes-Oxley Act of 2002	131
16C	Principal accountants’ fees and services

Consolidated financial statements

    Notes to the consolidated financial statements

        Audit, audit related and other non-audit services

Reports of the Board Committees

    Audit & Risk Committee Chairman’s report

			160 101
16E	Purchases of equity securities by the issuer and affiliated purchasers	Information for shareholders Share buyback	212
16F	Change in registrant’s reporting accountant	Not applicable
16G	Corporate Governance	General information US Regulation New York Stock Exchange	131

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial statements United States opinion Consolidated financial statements	143 144

[a]	Excluding the information on pages 11 through 18.
[b]	Excluding the information under the sub-heading “Profit estimate and profit forecast considered within the shareholder circular” on page 80.

230	BT Group plc
Annual Report 2015

Glossary of terms

BDUK: Broadband Delivery UK – the UK Government body charged with helping to oversee the use of public money for rolling out fibre broadband in harder-to-reach parts of the country.

BTPS: BT Pension Scheme – the defined benefit pension scheme which was closed to new members on 31 March 2001.

BT Retirement Plan: a defined contribution pension scheme set up on 1 April 2001 and which closed to new members on 31 March 2009.

BTRSS: BT Retirement Saving Scheme – the scheme set up on 1 April 2009 as a successor to the BT Retirement Plan. It is a contract-based, defined contribution arrangement.

CP: communications provider – a provider of communications services – telephony, broadband, video on demand and other services.

DSL: digital subscriber line – a broadband service where existing wires between the local telephone exchange and a customer’s telephone sockets are transformed into a high-speed digital line.

Ethernet: high-capacity, high-speed digital connections available throughout the UK. They tend to be used by businesses and offices for which a domestic connection is inadequate when large numbers of devices have to be online.

FTTC: fibre-to-the-cabinet – a variant of GEA which uses fibre to provide high connection speeds from the exchange to a street cabinet near to a customer premises, and a copper line for the final connection to the premises.

FTTP: fibre-to-the-premises – a variant of GEA which uses fibre to provide high connection speeds for the whole route from the exchange to the customer.

G.Fast: an innovative technology that uses higher frequencies than FTTC to provide faster broadband speeds over copper.

GEA: generic Ethernet access – Openreach’s wholesale fibre broadband product.

IP: internet protocol – a packet-based protocol for delivering data – including voice and video – across networks.

IPTV: internet protocol television – the combination of broadcast content with broadband content, delivering both through the television.

IPX: IP exchange – a telecommunications interconnection model for the exchange of IP-based traffic between customers of separate mobile and fixed operators.

ISDN: integrated services digital network – a telephone system network, which integrates voice and data on the same lines.

Ladder pricing: Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 08700 numbers terminating on our network to the retail price charged by mobile operators to their customers.

LLU: local loop unbundling – the process by which CPs can rent the copper lines between BT’s exchanges and customer premises from Openreach to provide voice and broadband services using their own equipment.

Mananged Ethernet Access Service: a product that uses pseudo wire technology to carry Ethernet traffic between the mobile operators; cell and core sites in a single converged packet network.

MPLS: multi-protocol label switching – supports the rapid transmission of data across network routers, enabling modern networks to achieve high quality of service.

MVNO: mobile virtual network operator – an arrangement where a retailer sells mobile services under its own brand but uses a mobile network owned by another operator to do so.

NGA: next generation access – a significant upgrade to the broadband available generally taken to refer to broadband products that provide a maximum download speed greater than 24Mbps.

Ofcom: the independent regulator and competition authority in the UK communications industries, with responsibilities across television, radio, telecommunications and wireless communications services.

PIA: passive infrastructure access – this occurs when one company accesses ducts owned by another and installs its own fibre optic or other cables.

POLOs: payments to other licensed operators – typically refers to payments by one CP to another CP when terminating voice traffic on their network to carry the call to the customer receiving the call.

PoPs: points of presence – this refers to a location in a city where BT has the ability to connect customers to one of its networks.

Overview	The Strategic Report Purpose and strategy	Delivering our strategy	Group performance	Governance	Financial statements	Additional information	231

RFT: ‘Right First Time’ – the internal measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations.

SIP: session initiation protocol – a method for creating, modifying and terminating sessions with one or more participants. These include internet telephone calls, multimedia distribution and multimedia conferences.

Undertakings: legally-binding commitments BT made to Ofcom, designed to bring greater transparency and certainty to the regulation of the telecommunications industry in the UK. They led to the formation of Openreach.

VoIP: voice over internet protocol – a method of transporting speech over the internet.

VPN: virtual private network – a secure way to create an apparent dedicated network between nodes over a network infrastructure, which is in reality shared with other services.

WAN: wide area network – a computer network that exists over a relatively large geographical area that connects two or more smaller networks. This enables computers and users in one location to communicate with computers and users in other locations.

WBC: wholesale broadband connect – a product supplied by BT Wholesale which provides high-speed, high-performance broadband services.

WLR: wholesale line rental – a product supplied by Openreach which is used by other CPs to offer telephony services using their own brand, pricing structure and billing, but using BT’s network.

YouView: a service which combines free digital channels with free on-demand content from public service broadcasters delivered over broadband.

232	BT Group plc
Annual Report 2015

In this document, references to 'BT Group', 'BT', 'the group', 'the company', 'we' or 'our' are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2014/15 is to the financial year ended 31 March 2015 and a reference to a year expressed as 2015 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to 'this year', 'the year' and 'the current year' are to the financial year ended 31 March 2015. References to 'last year' and 'the prior year' are to the financial year ended 31 March 2014.

BT Group plc
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